As filed with the Securities and Exchange Commission on July 1, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-6

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF THE SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT

(Exact Name of Registrant)

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company of New York)

440 Mamaroneck Avenue

Harrison, NY 10528

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (800) 333-6524

Arthur D. Woods, Esq.

Transamerica Financial Life Insurance Company

570 Carillon Parkway

St. Petersburg, FL 33716

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:

Units of interest in variable universal life insurance contracts

Registrant is filing this Registration Statement for the purpose of registering interests under a variable universal life insurance contract on a new Form S-6, referencing its new depositor, Transamerica Financial Life Insurance Company (“TFLIC”). Interests under the Contracts were previously registered on Form S-6 (File No. 33-38097) and funded by ML of New York Variable Life Separate Account (File No. 811-6226); Transamerica Advisors Life Insurance Company of New York (“TALICNY”) was the depositor. Upon effectiveness of the merger of TALICNY with and into TFLIC, (i) TFLIC became the obligor of the Contracts and (ii) Registrant, ML of New York Variable Life Separate Account, was transferred intact to TFLIC.

MLNY Prime Plan I; MLNY Prime Plan II; MLNY Prime Plan III;

MLNY Prime Plan IV; MLNY Directed Life

Variable Universal Life Insurance Contracts

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

ML of New York Variable Life Separate Account

Supplement Dated July 1, 2014

to the

Prospectus dated January 2, 1991

Transamerica Financial Life Insurance Company (“TFLIC” or the “Company”) is amending the prospectus for certain single premium variable life insurance contracts referred to as MLNY Prime Plan I, MLNY Prime Plan II, MLNY Prime Plan III, MLNY Prime Plan IV, and certain scheduled premium variable life insurance contracts referred to as MLNY Directed Life (the “Contracts”) for the purpose of providing information regarding the merger (the “Merger”) of the insurance company on your Contract, Transamerica Advisors Life Insurance Company of New York (“TALICNY”), with and into TFLIC. This supplement should be read and maintained with the prospectus for your Contract.

TALICNY no longer sells the Contracts. Following the Merger, TFLIC will not sell the former TALICNY Contracts.

The Merger. Effective on or about July 1, 2014, TALICNY merged with and into its affiliate, TFLIC. Before the Merger, TALICNY was the insurance company on the Contracts. Upon consummation of the Merger, TALICNY’s corporate existence ceased by operation of law, and TFLIC assumed legal ownership of all of the assets of TALICNY, including ML of New York Separate Account (the “separate account”) that funds the Contracts, and the assets of the separate account. As a result of the Merger, TFLIC became responsible for all liabilities and obligations of TALICNY, including those created under the Contracts. The Contracts have thereby become flexible premium variable life insurance contracts funded by a separate account of TFLIC. Accordingly, all references in the prospectus to Transamerica Advisors Life Insurance Company of New York are amended to refer to Transamerica Financial Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to change the company that provides your Contract benefits from TALICNY to TFLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from TFLIC that reflects the change from TALICNY to TFLIC.

The following replaces the contact information for the Service Center and principal executive offices of the depositor.

Service Center:

P.O. Box 19100

Greenville, South Carolina 29602-9100

1-800-354-5333

Facsimile 888-232-1657

www.tflic.com/ny

Principal Executive Office:

440 Mamaroneck Avenue

Harrison, NY 10528

The following investment options are available under the Contract.

BlackRock Series Fund, Inc.	BlackRock Variable Series Funds, Inc. (class I)

BlackRock Balanced Capital Portfolio	BlackRock Equity Dividend V.I. Fund

BlackRock Capital Appreciation Portfolio	BlackRock Basic Value V.I. Fund

BlackRock Global Allocation Portfolio	BlackRock Global Allocation V.I. Fund[1]

BlackRock High Yield Portfolio	BlackRock Global Opportunities V.I. Fund

BlackRock Large Cap Core Portfolio	BlackRock International V.I. Fund

BlackRock Money Market Portfolio	BlackRock Large Cap Growth V.I. Fund

BlackRock U.S. Government Bond Portfolio	BlackRock Large Cap Value V.I. Fund

BlackRock Total Return Portfolio	BlackRock Managed Volatility V.I. Fund[1,2]

BlackRock S&P 500 Index V.I. Fund

BlackRock Value Opportunities V.I. Fund

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (series I)	Zero Coupon Trust

Invesco V.I. American Franchise Fund	Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities

Invesco V.I. Core Equity Fund	Maturity Date—February 15, 2019

AllianceBernstein Variable Products Series Fund, Inc. (class A)	MFSR Variable Insurance TrustSM (initial shares)

AllianceBernstein VPS Large Cap Growth Portfolio	MFSR Growth Series

[1]	Closed to new investments and transfers of contract value into the Fund.
[2]	Not available for Directed Life.

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The following replaces the subheading WHO ARE THE INSURANCE COMPANY AND MLPF&S?, and the descriptions of the insurance company depositor of the separate account that funds the Contract and the principal underwriter for the Contract that follows that heading.

WHO ARE TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

TRANSAMERICA CAPITAL INC.?

Transamerica Financial Life Insurance Company (“TFLIC” or the “Company”)

Transamerica Financial Life Insurance Company was incorporated under the laws of the State of New York on October 3, 1947. It is engaged in the sale of life and health insurance and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non- insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is located at 440 Mamaroneck Avenue, Harrison, New York 10528, and is licensed in all states and the District of Columbia.

All obligations arising under the Contracts, including the promise to pay death benefit proceeds, are general corporate obligations of the Company. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the Contracts.

Transamerica Capital Inc.

Transamerica Capital, Inc. (“TCI”) is a broker/dealer engaged solely in the business of underwriting and wholesaling of variable annuities, variable life insurance and investment company securities. The company was incorporated in 1977 and is based in Denver, Colorado. Transamerica Capital Inc. operates as a subsidiary of AUSA Holding Company. TCI is the principal underwriter for the Contracts.

The following information should be added as a new section under the heading FACTS ABOUT THE CONTRACT:

Signature Guarantee

As protection against fraud, we require that the following transaction requests include a Medallion signature guarantee:

•	All written requests for surrenders (i.e. partial withdrawals and full surrenders) over $250,000;

•	Any non-electronic disbursement request made on or within 15 days of a change to the address of record for a contract owner’s account;

•	Any written disbursement request made on or within 15 days of an ownership change;

•	Any electronic disbursement on or within 15 days of a change to electronic fund transfer instructions;

•	Any disbursement request when the Company has been directed to send proceeds to a different personal address from the address of record for the contract owner’s account.

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PLEASE NOTE: This requirement will not apply to disbursement requests made in connection with exchanges of one annuity contract for another with the same owner in a “tax-free exchange”;

•	All written requests for surrenders (i.e. partial withdrawals and full surrenders) when the Company does not have an originating or guaranteed signature on file.

You can obtain a Medallion signature guarantee from financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. This includes many:

•	National and state banks;

•	Savings banks and savings and loan associations;

•	Securities brokers and dealers; and

•	Credit unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

The following information should be added as new sections under the heading MORE ABOUT THE CONTRACT:

Market Timing and Disruptive Trading

Statement of Policy. This variable insurance contract was not designed to facilitate frequent or large trading through transfers among the investment divisions or between the investment divisions and the fixed account by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other contract owners, beneficiaries and underlying fund portfolios. The adverse effects include: (1) dilution of the interests of long-term investors in an investment division if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all contract owners invested in those investment divisions, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain investment divisions at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to

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accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among investment divisions of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other contract owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any contract owners who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some contract owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some contract owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by contract owners or persons engaged in trading on behalf of contract owners.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

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In addition to our internal policies and procedures, we will administer your variable life contract to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•	expressly limit the number or size of transfers in a given period except for certain investment divisions where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before we are able to detect it and take steps to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such contract owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other contract owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on contract owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a

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redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Contract owners should be aware that we do not monitor transfer requests from contract owners or persons acting on behalf of contract owners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Contract owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual contract owners, and to restrict or prohibit further purchases or transfers by specific contract owners or persons acting on their behalf, if identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Contract owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual contract owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other contract owners of underlying fund portfolio shares, as well as the contract owners of all of the variable annuity or life insurance contracts, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from contract owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Unclaimed or Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance contracts) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

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Financial Condition of the Company

We pay the benefits under your Contract from our general account assets and/or from your account value held in the ML of New York Variable Life Separate Account. It is important that you understand that payments of the benefits is not guaranteed and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for amounts you invest in the investment divisions of the separate account. Your investment in those investment divisions constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Contract that exceed your investment in the separate account, such as those associated with payment of the death benefit, are paid from our general account (not the separate account). Therefore, any amounts that we may be obligated to pay under the Contract in excess of your investment in the separate account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the Contracts supported by it. We issue other types of insurance contracts and financial products as well and we pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligations, we monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services, as well as the financial statements of the separate account, are located in the Statement of Additional Information (“SAI”). For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. In addition, the SAI is available on the SEC’s website at http://www.sec.gov.

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The following replaces the information provided in the Directors and Executive Officers section of the prospectus.

Directors and Executive Officers of Transamerica Financial Life Insurance Company

Name	Position(s) with the Company
William Brown, Jr.	Director

Steven E. Frushtick	Director

Peter P. Post	Director

Marc Cahn	Director, Senior Vice President, Assistant Secretary and Division General Counsel

Eric J. Martin	Controller

Peter G. Kunkel	Director, President and Chairman of the Board

Elizabeth Belanger	Director and Vice President

C. Michiel van Katwijk	Senior Vice President and Treasurer

John T. Mallett	Director and Vice President

Arthur D. Woods	Vice President

The following information replaces the Legal Proceedings section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contracts.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

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The following replaces the Experts section of the prospectus.

The financial statements of ML of New York Variable Life Separate Account at December 31, 2013, and at December 31, 2012, and for the periods disclosed in those financial statements, and the statutory-basis financial statements and schedules of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2014

Transamerica Financial Life Insurance Company

Transamerica Financial Life Insurance Company

Balance Sheet—Statutory Basis

(Dollars in thousands, except per share amounts)(Unaudited)

As of March 31, 2014

Admitted Assets
Cash and invested assets:
Cash and short-term investments	$206,007
Bonds	7,548,871
Preferred stock	1,706
Common stock	5,878
Mortgage loans on real estate	537,291
Receivable for securities	3,263
Policy loans	64,769
Derivatives	19,777
Securities lending reinvested collateral assets	461,134
Other invested assets	82,882
Receivables for derivatives cash collateral posted to counterparty	157

Total cash and invested assets	8,931,735

Premiums deferred and uncollected	11,652
Investment income due and accrued	83,990
Reinsurance receivable	16,004
Net deferred tax asset	41,509
Accounts receivable	35,796
Guaranty funds receivable	6,158
Estimated premium tax offset on the provision for future guarantee fund assessments	4,679
Other assets	1,705
Separate account assets	20,962,667

Total admitted assets	$30,095,895

Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	916,905
Annuity	6,205,566
Accident and Health	133,831
Policy and contract claim reserves
Life	20,087
Accident and Health	14,044
Liability for deposit-type contracts	56,853
Other policyholders’ funds	1,629
Federal income taxes payable	14,353
Transfers from separate accounts due or accrued	(155,391)
Amounts withheld or retained	10,545
Taxes, licenses and fees due and accrued	7,424
Remittances and items not allocated	113,374
Borrowed money	20,419
Asset valuation reserve	130,019
Interest maintenance reserve	86,524
Funds held under coinsurance and other reinsurance treaties	336
Reinsurance in unauthorized companies	488
Payable to parent, subsidiaries and affiliates	16,492
Other liabilities	13,013
Deferred gain on assumption of reinsurance transaction	14,953
Payable for derivative cash collateral	204
Commissions and expense allowances payable on reinsurance assumed	10,868
Payable for securities	9,267
Derivatives	40,446
Payable for securities lending	461,134
Separate account liabilities	20,962,659

Total liabilities	29,106,042

Capital and surplus:
Common stock, $125 par value, 16,466 shares authorized, issued and outstanding	2,058
Preferred stock, $10 par value, 44,175 shares authorized, issued and outstanding	442
Surplus notes	150,000
Paid-in surplus	849,460
Special surplus	8,124
Unassigned surplus	(20,231)

Total capital and surplus	989,853

Total liabilities and capital and surplus	$30,095,895

Transamerica Financial Life Insurance Company

Statement of Operations—Statutory Basis

(Dollars in thousands)(Unaudited)

For the Three Months Ended March 31, 2014

Revenues:
Premiums and other considerations, net of reinsurance
Life	$32,821
Annuity	1,445,548
Accident and Health	25,574
Net investment income	99,571
Amortization of interest maintenance reserve	3,825
Commissions and expense allowances on reinsurance ceded	11,205
Income from fees associated with investment management, administration and contract guarantees for separate accounts	37,714
Income from fees associated with investment management and administration for general account	8,914
Other income	9,555

1,674,727

Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	26,360
Annuity benefits	26,486
Surrender benefits	1,123,318
Other benefits	1,981
Decrease in aggregate reserves for policies and contracts:
Life	(54,030)
Accident and Health	2,754

1,126,869

Insurance expenses:
Commissions	43,538
General insurance expenses	37,148
Taxes, licenses and fees	2,896
Net transfers to separate accounts	411,601
Experience refunds	123
Other benefits	(467)

494,839

1,621,708

Gain from operations before federal income tax expense and net realized capital losses on investments	53,019

Federal income tax benefit	12,247

Gain from operations before net realized capital losses on investments	40,772

Net realized capital losses on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	(9,100)

Net income	$31,672

Transamerica Financial Life Insurance Company

Statement of Changes in Capital and Surplus—Statutory Basis

(Dollars in thousands)(Unaudited)

	Common Stock	Preferred Stock	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2014	$2,058	$442	$150,000	$849,460	$8,085	$(75,468)	$934,577
Net income	0	0	0	0	39	31,633	31,672
Change in net unrealized capital gains and losses, net of tax	0	0	0	0	0	12,334	12,334
Change in net unrealized foreign exchange capital gain	0	0	0	0	0	30	30
Change in net deferred income tax asset	0	0	0	0	0	10,599	10,599
Change in non-admitted assets	0	0	0	0	0	(4,499)	(4,499)
Change in asset valuation reserve	0	0	0	0	0	5,140	5,140

Balance at March 31, 2014	$2,058	$442	$150,000	$849,460	$8,124	$(20,231)	$989,853

Transamerica Financial Life Insurance Company

Statement of Cash Flow—Statutory Basis

(Dollars in thousands)(Unaudited)

For the Three Months Ended March 31, 2014

Operating Activities
Premiums collected, net of reinsurance	$1,503,233
Net investment income	105,887
Miscellaneous income	67,061
Benefit and loss related payments	(1,178,700)
Commissions, expenses paid and aggregate write-ins for deductions	(85,984)
Net transfers to separate accounts	(438,465)
Federal and foreign income taxes paid	(1,510)

Net cash provided by operating activities	(28,478)

Investing Activities
Proceeds from investments sold, matured or repaid:
Bonds	301,933
Common Stock	475
Mortgage loans	23,048
Other invested assets	15,444
Miscellaneous proceeds	12,661

Total investment proceeds	353,561

Cost of investments acquired:
Bonds	(240,711)
Common Stock	(100)
Mortgage loans	(9,250)
Other invested assets	(633)
Securities lending reinvested collateral assets	(30,456)
Miscellaneous applications	(8,725)

Total cost of investments acquired	(289,875)
Net decrease in policy loans	(217)

Net cost of investments acquired	(290,092)

Net cash used in investing activities	63,469

Financing Activities
Net withdrawals on deposit-type contracts and other insurance liabilities	171
Borrowed funds	388
Funds withheld under reinsurance treaties with unauthorized reinsurers	173
Payable to parent, subsidiaries and affiliates	16,127
Payable for securities lending	30,456
Other cash (used) provided	(1,244)

Net cash provided by financing activities	46,071

Net decrease in cash, cash equivalents and short-term investments	81,062

Cash, cash equivalents and short-term investments:
Beginning of year	124,945

End of year	$206,007

Transamerica Financial Life Insurance Company

Notes to Financial Statements—Statutory Basis

(Dollars in thousands)(Unaudited)

For the Three Months Ended March 31, 2014

1. Basis of Presentation

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 2013.

2. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Iowa. Effective January 1, 2001, the State of Iowa required that insurance companies domiciled in the State of Iowa prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual—Version effective January 1, 2001, subject to any deviations prescribed or permitted by the State of Iowa Commissioner of Insurance.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual—Version effective January 1, 2001 are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus that would have been reported at the date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $26,535 as of January 1, 2001. Making up this amount was the establishment of deferred tax assets in the amount of $19,123 and the release of mortgage loan prepayment fees from the IMR of $11,152, offset by the establishment of a vacation accrual amount of $630 and the release of mortgage loan origination fees of $3,110.

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Transamerica Financial Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Transamerica Financial Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, IA 50309-2764	Tel: +1 515 243 2727 Fax: +1 515 362 7200

Report of Independent Auditors

The Board of Directors

Transamerica Financial Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Financial Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of New York the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 11, 2014

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Bonds	$7,614,084	$7,413,206
Preferred stocks	1,706	1,573
Common stocks
Affiliated entities (cost: 2013—$4,212 ; 2012—$5,814)	4,217	6,573
Unaffiliated entities (cost: 2013— $1,616 ; 2012— $3,950)	1,954	5,113
Mortgage loans on real estate	551,082	544,544
Policy loans	64,552	60,041
Cash, cash equivalents and short-term investments	124,946	587,426
Derivatives	15,940	41,613
Other invested assets	97,025	95,315
Receivables for derivatives cash collateral posted to counterparty	157	—
Securities lending reinvested collateral assets	430,678	258,143

Total cash and invested assets	8,906,341	9,013,547
Premiums deferred and uncollected	10,466	11,297
Due and accrued investment income	88,061	87,584
Net deferred income tax asset	41,598	69,021
Reinsurance receivable	16,252	14,782
Receivable from parent, subsidiaries and affiliates	—	87,032
Accounts receivable	32,721	67,897
Estimated premium tax offset on the provision for future guarantee fund assessments	4,679	16,319
Other admitted assets	9,038	1,110
Separate account assets	20,293,235	17,590,145

Total admitted assets	$29,402,391	$26,958,734

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$915,424	$842,238
Annuity	6,261,077	6,685,096
Accident and health	131,076	125,546
Policy and contract claim reserves:
Life	24,337	15,509
Annuity	407	437
Accident and health	11,283	11,356
Liability for deposit-type contracts	57,553	61,391
Other policyholders’ funds	1,158	968
Federal income taxes payable	4,010	37,507
Transfers from separate accounts due or accrued	(128,528)	(109,165)
Amounts withheld or retained	11,203	14,876
Remittances and items not allocated	109,543	197,241
Borrowed money	20,029	67,407
Asset valuation reserve	135,159	118,108
Interest maintenance reserve	91,711	102,036
Funds held under coinsurance and other reinsurance treaties	162	201
Reinsurance in unauthorized companies	488	518
Commissions and expense allowances payable on reinsurance assumed	10,152	12,497
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	365	—
Derivatives	53,183	12,704
Payable for securities lending	430,678	258,143
Taxes, licenses and fees due or accrued	9,264	33,603
Payable for derivative cash collateral	1,301	20,334
Deferred gain on assumption of reinsurance transaction	15,559	17,984
Other liabilities	7,993	6,043
Separate account liabilities	20,293,227	17,590,139

Total liabilities	28,467,814	26,122,719
Capital and surplus:
Common stock, $125 per share par value, 16,466 shares authorized, issued and outstanding	2,058	2,058
Preferred stock, $10 per share par value, 44,175 shares authorized, issued and outstanding	442	442
Surplus notes	150,000	150,000
Paid-in surplus	849,460	849,460
Special surplus	8,085	6,660
Unassigned deficit	(75,468)	(172,605)

Total capital and surplus	934,577	836,015

Total liabilities and capital and surplus	$29,402,391	$26,958,734

See accompanying notes.

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$140,211	$127,077	$(378,419)
Annuity	5,023,344	4,733,483	4,738,804
Accident and health	83,115	79,788	66,085
Net investment income	406,880	427,128	463,530
Amortization of interest maintenance reserve	17,702	17,065	16,416
Commissions and expense allowances on reinsurance ceded	61,037	58,516	(52,546)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	139,374	125,160	114,076
Consideration on reinsurance transaction	770	—	75,821
Income from fees associated with investment management and administration for general account	32,592	22,885	35,591
IMR adjustment due to reinsurance	—	—	13,086
Other income	35,019	28,867	24,308

	5,940,044	5,619,969	5,116,752
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	107,202	82,522	145,511
Annuity benefits	115,999	121,593	105,868
Surrender benefits	4,252,300	4,039,973	3,671,197
Other benefits	6,946	5,689	8,152
Increase (decrease) in aggregate reserves for policies and contracts:
Life	73,186	56,740	(379,626)
Annuity	(424,019)	(243,529)	193,394
Accident and health	5,530	4,893	1,742

	4,137,144	4,067,881	3,746,238
Insurance expenses:
Commissions	160,838	161,079	152,964
General insurance expenses	125,854	120,202	143,542
Taxes, licenses and fees	7,507	10,206	18,065
Net transfers to separate accounts	1,194,031	942,930	1,143,898
Experience refunds	450	476	85,372
Interest on surplus notes	9,375	9,375	9,375
Consideration on reinsurance recaptured and novated	—	12,732	—
Other benefits	(3,347)	(5,002)	(3,715)

	1,494,708	1,251,998	1,549,501

Total benefits and expenses	5,631,852	5,319,879	5,295,739

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments	$308,192	$300,090	$(178,987)

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Federal income tax expense	$14,157	$110,930	$44,789

Gain (loss) from operations before net realized capital gains (losses) on investments	294,035	189,160	(223,776)
Net realized capital (losses)/gains on investments (net of related federal income taxes and amounts tranferred to interest maintenance reserve)	(67,892)	8,817	(43,004)

Net income (loss)	$226,143	$197,977	$(266,780)

See accompanying notes.

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at January 1, 2011	$2,058	$442	$31,476	$150,000	$849,460	$4,581	$(243,350)	$794,667
Net income (loss)	—	—	—	—	—	215	(266,995)	(266,780)
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	48,801	48,801
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	(793)	(793)
Change in nonadmitted assets	—	—	—	—	—	—	19,988	19,988
Change in asset valuation reserve	—	—	—	—	—	—	1,914	1,914
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	601	601
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	520	520
Surplus withdrawn from separate account	—	—	—	—	—	—	965	965
Other changes in surplus in separate account statement	—	—	—	—	—	—	(860)	(860)
Change in net deferred income tax asset	—	—	—	—	—	—	(7,754)	(7,754)
Change in surplus as result of reinsurance	—	—	—	—	—	—	400,760	400,760
Change in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(3,546)	—	—	—	—	(3,546)
Correction of error-asset valuation reserve	—	—	—	—	—	—	6,248	6,248
Correction of error-TLIC novation of group annuity policies	—	—	—	—	—	—	(2,590)	(2,590)
Dividends to stockholders	—	—	—	—	—	—	(300,000)	(300,000)

Balance at December 31, 2011	2,058	442	27,930	150,000	849,460	4,796	(342,545)	692,141
Net income	—	—	—	—	—	1,864	196,113	197,977
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	(47,417)	(47,417)
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	771	771
Change in nonadmitted assets	—	—	—	—	—	—	4,232	4,232
Change in asset valuation reserve	—	—	—	—	—	—	(16,152)	(16,152)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	288	288
Surplus withdrawn from separate account	—	—	—	—	—	—	(152)	(152)
Other changes in surplus in separate account statement	—	—	—	—	—	—	(55)	(55)
Change in net deferred income tax asset	—	—	—	—	—	—	(12,128)	(12,128)
Change in surplus as result of reinsurance	—	—	—	—	—	—	36,456	36,456
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	—	(27,930)	—	—	—	27,930	—
Correction of error-GMWB reserve	—	—	—	—	—	—	(19,946)	(19,946)

Balance at December 31, 2012	$2,058	$442	$—	$150,000	$849,460	$6,660	$(172,605)	$836,015

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at December 31, 2012	$2,058	$442	$—	$150,000	$849,460	$6,660	$(172,605)	$836,015
Net income	—	—	—	—	—	1,425	224,718	226,143
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	(44,446)	(44,446)
Change in nonadmitted assets	—	—	—	—	—	—	(10,951)	(10,951)
Change in asset valuation reserve	—	—	—	—	—	—	(11,971)	(11,971)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	30	30
Other changes in surplus in separate account statement	—	—	—	—	—	—	2	2
Change in net deferred income tax asset	—	—	—	—	—	—	(40,501)	(40,501)
Change in surplus as result of reinsurance	—	—	—	—	—	—	(14,664)	(14,664)
Correction of error-asset valuation reserve	—	—	—	—	—	—	(5,080)	(5,080)

Balance at December 31, 2013	$2,058	$442	$—	$150,000	$849,460	$8,085	$(75,468)	$934,577

See accompanying notes.

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$5,247,885	$4,939,853	$4,483,991
Net investment income	412,947	440,693	481,777
Miscellaneous income	258,743	273,207	592,123
Benefit and loss related payments	(4,480,068)	(4,271,352)	(4,032,966)
Net transfers to separate accounts	(1,213,394)	(992,548)	(1,246,079)
Commissions, expenses paid and aggregate write-ins for deductions	(345,457)	(368,756)	(337,782)
Federal and foreign income taxes paid	(51,874)	(98,109)	(20,425)

Net cash used in operating activities	(171,218)	(77,012)	(79,361)
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	1,371,997	2,068,919	1,767,840
Preferred stock	1,002	1,291	—
Common stock	4,196	514	2,041
Mortgage loans	130,224	159,142	199,996
Other invested assets	12,460	16,285	23,669
Securities lending reinvested collateral assets	—	217,909	798
Miscellaneous proceeds	1,444	10,801	23,856

Total investment proceeds	1,521,323	2,474,861	2,018,200
Costs of investments acquired:
Bonds	(1,570,360)	(1,629,354)	(1,486,259)
Preferred stock	(1,245)	(521)	(618)
Common stock	(187)	(3,892)	(1,694)
Mortgage loans	(137,041)	(80,113)	(55,689)
Other invested assets	(16,237)	(14,161)	(12,955)
Securities lending reinvested collateral assets	(172,535)	—	—
Miscellaneous applications	(67,942)	(12,500)	(32,729)

Total cost of investments acquired	(1,965,547)	(1,740,541)	(1,589,944)
Net (increase) decrease in policy loans	(4,511)	(4,183)	6,530

Net cost of investments acquired	(1,970,058)	(1,744,724)	(1,583,414)

Net cash (used in) provided by investing activities	(448,735)	730,137	434,786

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net (withdrawals)/deposits on deposit-type contracts and other insurance liabilities	$(148)	$823	$(65,804)
Borrowed funds	(47,219)	67,189	—
Dividends to stockholders	—	—	(300,000)
Funds withheld under reinsurance treaties with unauthorized reinsurers	147	(226)	288
Receivable from parent, subsidiaries and affiliates	87,032	(65,789)	(1,496)
Payable to parent, subsidiaries and affiliates	365	(22,062)	(1,967)
Payable for securities lending	172,535	(217,909)	(798)
Other cash (applied) provided	(55,239)	(5,828)	54,106

Net cash provided (used in) by financing and miscellaneous activities	157,473	(243,802)	(315,671)

Net (decrease) increase in cash, cash equivalents and short-term investments	(462,480)	409,323	39,754
Cash, cash equivalents and short-term investments:
Beginning of year	587,426	178,103	138,349

End of year	$124,946	$587,426	$178,103

See accompanying notes.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Data)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Transamerica Financial Life Insurance Company (the Company) is a stock life insurance company and is majority owned by Aegon USA, LLC. (Aegon) and minority owned by Transamerica Life Insurance Company (TLIC). Both Aegon and TLIC are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company sells fixed and variable pension and annuity products, group life coverages, life insurance, investment contracts, structured settlements and guaranteed interest contracts and funding agreements. The Company is licensed in 50 states and the District of Columbia. Sales of the Company’s products are primarily through brokers.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services (formerly known as the Department of Insurance of the State of New York), which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers,

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies,

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by New York Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued of $902 and $568, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may purchase foreign denominated assets or issue foreign denominated liabilities and use forward rate agreements to hedge foreign currency risk associated with these products. These forward agreements are marked to the current forward rate on the financial statements and cash payments and/or receipts are recognized as realized gains or losses.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a highly rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Separate Accounts

The majority of the separate accounts held by the Company represent funds which are administered for pension plans. The assets in the managed separate accounts consist of common stock, long-term bonds, real estate and short-term investments. The non-managed separate accounts are invested by the Company in a corresponding portfolio of Diversified Investors Portfolios. The portfolios are registered under the Investment Company Act of 1940, as amended, as open-ended, diversified, management investment companies.

Except for some guaranteed separate accounts, which are carried at amortized cost, the assets are carried at fair value, and the investment risks associated with fair value changes are borne entirely by the policyholder. Some of the guaranteed separate accounts provide a guarantee of principal and some include an interest guarantee of 4% or less, so long as the contract is in effect. Separate account asset performance less than guaranteed requirements is transferred from the general account and reported in the statements of operations.

Assets held in trust for purchases of separate account contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $4,481,656, $4,163,452 and $4,218,991, in 2013, 2012 and 2011, respectively. In addition, the Company received $139,375, $125,160 and $114,076, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 3.50 to 11.00 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed interest contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with a cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. On group annuity deposit funds not involving life contingencies, tabular interest has been determined by adjusting the interest credited to group annuity deposits. On other funds not involving life contingencies, tabular interest has been determined by formula.

During 2011, the Company implemented a new actuarial valuation system, ARCVAL. This system allows for a more accurate calculation of continuous reserves and the use of select factors in calculating deficiency reserves. As a result of implementing the new system, the Company recorded a decrease in deficiency and non-deduction reserves of

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

$520, which had a corresponding adjustment to unassigned surplus.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Considerations received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims
	Liability			Unpaid Claims
	Beginning	Claims	Claims	Liability End
	of Year	Incurred	Paid	of Year
Year ended December 31, 2013
2013	$—	$51,583	$25,596	$25,987
2012 and prior	33,843	(5,347)	20,270	8,226

	33,843	$46,236	$45,866	34,213

Active life reserve	103,059			108,146

Total accident and health reserves	$136,902			$142,359

	Unpaid Claims
	Liability			Unpaid Claims
	Beginning	Claims	Claims	Liability End
	of Year	Incurred	Paid	of Year
Year ended December 31, 2012
2012	$—	$50,385	$24,865	$25,520
2011 and prior	36,644	(8,194)	20,127	8,323

	36,644	$42,191	$44,992	33,843

Active life reserve	99,571			103,059

Total accident and health reserves	$136,215			$136,902

The Company’s unpaid claims reserve was decreased by $5,347 and $8,194 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $740 and $714, respectively. The Company incurred $1,305 and paid $1,279 of claim adjustment expenses during 2013, of which $626 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $473 and paid $580 of claim adjustment expenses during 2012, of which $264 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

During 2011, the Company entered into a retrocession reinsurance contract and subsequent novation agreements with respect to each of the unaffiliated retroceded reinsurance contracts. The retrocession reinsurance contract transferred the Company’s liabilities to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, and subsequently facilitated the ultimate novation of third party retrocession reinsurance contracts in support of the exiting of the reinsurance operations. No additional net consideration was contemplated upon execution of the novation agreements. Therefore, the Company had the same net retained risk of zero both prior to and subsequent to the execution of the novations.

SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance, defines novation agreements as one which extinguishes one entity’s liability and moves it to another entity, which is applicable under this situation. The retrocession agreement had all references to the Company removed and replaced with SCOR upon completion of the novations. SSAP No. 61 does not specifically address novation and releases related to retrocession agreements, however as both cedents and retrocessionaires in this situation are a party to the agreement, the intent of the novation and release appears to be consistent with the application for direct cedents application of the standard. Therefore, the Company reported the novation and release similar to a novation, as outlined in paragraphs 53-56 of SSAP No. 61, with direct adjustments to the balance sheet.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operations of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $27,930 at December 31, 2011, from Aggregate Write-ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $27,930, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position and did not require any additional disclosures.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100 to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision requires a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions of SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

2. Prescribed and Permitted Statutory Accounting Practices

The New York Department of Financial Services recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The State of New York has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Section 1414 of the New York Insurance Law, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

3. Accounting Changes and Correction of Errors

During 2013, the Company discovered an investment in a guaranteed investment contract within the Company’s separate account was not included in the calculation of the AVR as of December 31, 2012. The impact of this omission was an understatement of the asset valuation reserve and overstatement of capital and surplus of $5,080 as of December 31, 2012. This was corrected in 2013 and is reflected as a correction of an error in the capital and surplus accounts of the Summary of Operations.

During 2012, the Company determined that the model used for a particular guaranteed minimum withdrawal benefit product was not appropriately calculating the correct policyholder benefit guarantee values which are used when determining benefit reserves. The correction of this error resulted in an increase in the reserves associated with this product in the amount of $19,946 as of December 31, 2011, and is presented as a separate charge in capital and surplus within the statement of changes in capital and surplus.

The Company incorrectly calculated the mortgages component of the AVR as of December 31, 2010. The maximum Mortgage Experience Adjustment Factor (MEAF) was used in the calculation when lower factors should have been used. As a result, the AVR balance was overstated by $6,248. This was corrected in 2011, and the Company reflected the surplus impact of the correction as a separate change in unassigned surplus within the statement of changes in capital and surplus.

During 2011, the Company determined that too many contracts were novated to TLIC, an affiliated company, in a reinsurance transaction that was effective January 1, 2010. Correcting this error resulted in a reduction in the initial gain recognized on the novation of $7,765, partially offset by an adjustment to the statement of operations for retention of the policies that should have been retained by the Company of $5,175. The net amount of $2,590 is reflected as a separate change in unassigned surplus within the statement of changes in capital and surplus.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1	-	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2	-	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3	-	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parents, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third party pricing services or are valued in the same manner as the

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$67,194	$67,194	$—	$67,194	$—	$—
Short-term notes receivable from affiliates	50,000	50,000	—	50,000	—	—
Bonds	7,922,846	7,614,084	710,978	7,083,570	128,298	—
Preferred stocks, other than affiliates	2,715	1,706	—	2,715	—	—
Common stocks, other than affiliates	1,954	1,954	1,954	—		—
Mortgage loans on real estate	570,933	551,082	—	—	570,933	—
Other invested assets	27,482	25,613	—	27,482	—	—
Interest rate swaps	12,436	12,436	—	12,436	—	—
Currency swaps	254	254	—	254	—	—
Credit default swaps	5,751	3,250	—	5,751	—	—
Policy loans	64,552	64,552	—	64,552	—	—
Securities lending reinvested collateral	430,659	430,678	—	430,659	—	—
Separate account assets	20,271,856	20,293,235	10,592,553	9,637,890	41,413	—

Liabilities
Investment contract liabilities	5,652,539	5,584,149	—	1,353	5,651,186	—
Interest rate swaps	38,846	44,714	—	38,846	—	—
Currency swaps	1,622	1,476	—	1,622	—	—
Credit default swaps	(1,703)	6,140	—	(1,703)	—	—
Equity Swaps	853	853	—	853	—	—
Payable to parent, subsidiaries and affiliates	365	365	—	365	—	—
Separate account annuity liabilities	19,918,930	19,912,005	—	12,644,802	7,274,127	—
Surplus notes	156,810	150,000	—	—	156,810	—

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2012
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$528,981	$528,981	$—	$528,981	$—	$—
Short-term notes receivable from affiliates	54,700	54,700	—	54,700	—	—
Bonds	8,191,209	7,413,206	726,198	7,397,594	67,417	—
Preferred stocks, other than affiliates	2,241	1,573	—	2,241	—	—
Common stocks, other than affiliates	5,113	5,113	3,111	—	2,002	—
Mortgage loans on real estate	581,335	544,544	—	—	581,335	—
Other invested assets	20,653	19,088	—	20,653	—	—
Interest rate swaps	39,746	39,331	—	39,746	—	—
Currency swaps	142	—	—	142	—	—
Credit default swaps	3,083	1,399	—	3,083	—	—
Foreign currency forward	883	883	—	883	—	—
Policy loans	60,041	60,041	—	60,041	—	—
Securities lending reinvested collateral	257,972	258,143	—	257,972	—	—
Receivable from parent, subsidiaries and affiliates	87,032	87,032	—	87,032	—	—
Separate account assets	17,781,262	17,590,145	7,982,621	9,726,976	71,665	—

Liabilities
Investment contract liabilities	5,989,132	5,953,575	—	3,481,554	2,507,578	—
Interest rate swaps	7,024	5,575	—	7,024	—	—
Currency swaps	—	153	—	—	—	—
Credit default swaps	2,946	5,743	—	2,946	—	—
Foreign currency forward	1,233	1,233	—	1,233	—	—
Separate account annuity liabilities	17,231,486	17,204,274	—	9,936,870	7,294,616	—
Surplus notes	167,085	150,000	—	—	167,085	—

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,501	$—	$15,501
Industrial and miscellaneous	—	4,708	9,714	14,422

Total bonds	—	20,209	9,714	29,923
Common stock
Industrial and miscellaneous	1,954	—	—	1,954

Total common stock	1,954	—	—	1,954
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	500	—	500
Money market mutual fund	—	66,693	—	66,693
Intercompany notes	—	50,000	—	50,000

Total short-term	—	117,194	—	117,194
Derivative assets	—	12,690	—	12,690
Separate account assets	10,592,553	2,490,653	—	13,083,206

Total assets at fair value	$10,594,507	$2,640,746	$9,714	$13,244,967

Liabilities:
Derivative liabilities	$—	$41,321	$—	$41,321

Total liabilites at fair value	$—	$41,321	$—	$41,321

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$6,412	$11,390	$17,802

Total bonds	—	6,412	11,390	17,802
Common stock
Industrial and miscellaneous	3,111	—	2,002	5,113

Total common stock	3,111	—	2,002	5,113
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	446,681	—	446,681
Money market mutual fund	—	82,102	—	82,102
Intercompany notes	—	54,700	—	54,700
Sweep account	—	196	—	196

Total short-term	—	583,680	—	583,680
Derivative assets	—	34,734	—	34,734
Separate account assets	7,982,621	2,388,209	—	10,370,830

Total assets at fair value	$7,985,732	$3,013,035	$13,392	$11,012,159

Liabilities:
Derivative liabilities	$—	$350	$—	$350

Total liabilites at fair value	$—	$350	$—	$350

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other marketable observable data or internal modeling which utilize inputs that are not market observable.

Common stock in Level 3 is comprised primarily of warrants valued using broker quotes.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Separate account assets in Level 2 are valued using inputs from third party pricing services or are valued and classified in the same way as general account assets (described above).

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$723	$—	$245	$(254)	$203
Other	10,667	—	—	(415)	667
Common stock	2,002	—	—	—	(1,196)

Total	$13,392	$—	$245	$(669)	$(326)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$427
Other	—	—	—	1,632	9,287
Common stock	—	—	80	726	—

Total	$—	$—	$80	$2,358	$9,714

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,076	$1,237	$605	$(1,599)	$979
Other	9,902	—	—	337	2,165
Common stock	3,496	—	—	—	(1,494)

Total	$14,474	$1,237	$605	$(1,262)	$1,650

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$365	$723
Other	—	—	—	1,737	10,667
Common stock	—	—	—	—	2,002

Total	$—	$—	$—	$2,102	$13,392

(a)	Recorded as a component of Net Realized Capital Gains/Losses on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributable to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being internally modeled, thus causing the transfer into Level 3 during 2012.

Transfers out for bonds were partly attributable to securities being valued using broker quotes which utilize unobservable inputs at December 31, 2012, subsequently changing to being valued using third party vendor inputs during 2013. In addition, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012. Also, transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

5. Investments

The carrying amounts and estimated fair value of investments in bonds and preferred stocks are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$723,664	$20,596	$35	$39,791	$704,434
State, municipal and other government	156,405	7,460	4,755	666	158,444
Hybrid securities	99,366	6,415	5,476	154	100,151
Industrial and miscellaneous	5,206,107	327,974	9,109	49,457	5,475,515
Mortgage and other asset-backed securities	1,428,542	81,874	13,044	13,070	1,484,302

	7,614,084	444,319	32,419	103,138	7,922,846
Unaffiliated preferred stocks	1,706	1,009	—	—	2,715

	$7,615,790	$445,328	$32,419	$103,138	$7,925,561

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$612,515	$101,850	$—	$1	$714,364
State, municipal and other government	168,249	20,558	8,472	—	180,335
Hybrid securities	92,265	7,277	10,909	—	88,633
Industrial and miscellaneous	5,005,463	583,125	1,170	3,833	5,583,585
Mortgage and other asset-backed securities	1,534,714	114,427	23,912	937	1,624,292

	7,413,206	827,237	44,463	4,771	8,191,209
Unaffiliated preferred stocks	1,573	1,049	381	—	2,241

	$7,414,779	$828,286	$44,844	$4,771	$8,193,450

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 76 and 80 securities with a carrying amount of $281,161 and $266,840 and an unrealized loss of $32,419 and $44,844 with an average price of 88.5 and 83.2 (fair

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

value/amortized cost). Of this portfolio, 70.19% and 48.05% were investment grade with associated unrealized losses of $19,689 and $20,046, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 291 and 55 securities with a carrying amount of $1,860,688 and $234,770 and an unrealized loss of $103,138 and $4,771 with an average price of 94.5 and 98.0 (fair value/amortized cost). Of this portfolio, 96.86% and 76.98% were investment grade with associated unrealized losses of $100,950 and $3,649, respectively.

At December 31, 2013, for common stocks that have been in a continuous loss position for greater than or equal twelve months, the Company held 1 security with a cost of $4 and unrealized loss of $1 with an average price of 77.0 (fair value/cost). At December 31, 2012, the Company did not hold any common stock that had been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2013, the Company did not hold any common stocks that had been in continuous loss position for less than twelve months. At December 31, 2012, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 3 securities with a cost of $3,145 and unrealized loss $33 with an average price of 99.0 (fair value/cost).

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States government and agencies	$1,830	$362,949	$364,779
State, municipal and other government	14,235	25,206	39,441
Hybrid securities	20,128	11,171	31,299
Industrial and miscellaneous	91,554	1,051,181	1,142,735
Mortgage and other asset-backed securities	120,995	307,043	428,038

	248,742	1,757,550	2,006,292
Unaffiliated common stocks	3	—	3

	$248,745	$1,757,550	$2,006,295

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States government and agencies	$—	$1,863	$1,863
State, municipal and other government	36,512	—	36,512
Hybrid securities	22,250	—	22,250
Industrial and miscellaneous	17,474	172,884	190,358
Mortgage and other asset-backed securities	145,029	55,252	200,281

	221,265	229,999	451,264
Unaffiliated preferred stocks	731	—	731
Unaffiliated common stocks	—	3,112	3,112

	$221,996	$233,111	$455,107

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Carrying	Fair
	Amount	Value
Due in one year or less	$518,442	$528,302
Due after one year through five years	2,192,012	2,367,366
Due after five years through ten years	1,933,729	1,956,804
Due after ten years	1,541,359	1,586,072

	6,185,542	6,438,544
Mortgage and other asset-backed securities	1,428,542	1,484,302

	$7,614,084	$7,922,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

At December 31, 2013, the Company’s treasury portfolio had investments in an unrealized loss position which had a fair value of $364,779, with a carrying value of $404,605, resulting in a gross unrealized loss of $39,826. The Company’s government issued debt securities include US Treasury bonds. All of the issuers in the sector continue to make payments in accordance with the original bond agreements. The Company evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2013.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 and 2012. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2011.

	Amortized Cost	OTTI Recognized in Loss
	Basis Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2011
OTTI recognized 1st quarter:
Intent to sell	$1,800	$3	$—	$1,797

Total 1st quarter OTTI on loan-backed securities	1,800	3	—	1,797

Aggregate total	$1,800	$3	$—	$1,797

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$33,255	$937	$32,318	$26,145
2nd quarter present value of cash flows expected to be less than the amortized cost basis	12,311	571	11,740	11,175
3rd quarter present value of cashflows expected to be less than the amortized cost basis	16,824	1,426	15,398	12,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	30,853	1,080	29,773	27,584

Aggregate total	$93,243	$4,014	$89,229	$77,719

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$9,907	$123	$9,784	$5,625
2nd quarter present value of cash flows expected to be less than the amortized cost basis	31,773	3,092	28,681	20,633
3rd quarter present value of cash flows expected to be less than the amortized cost basis	17,199	1,222	15,977	10,640
4th quarter present value of cash flows expected to be less than the amortized cost basis	22,099	921	21,178	15,312

Aggregate total	$80,978	$5,358	$75,620	$52,210

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$36,356	$988	$35,368	$23,938
2nd quarter present value of cash flows expected to be less than the amortized cost basis	32,000	3,301	28,699	16,513
3rd quarter present value of cash flows expected to be less than the amortized cost basis	44,931	807	44,124	28,144
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,257	2,573	51,684	41,432

Aggregate total	$167,544	$7,669	$159,875	$110,027

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
02148YAJ3	336	327	9	327	180	1Q2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q2013
52108HV84	1,723	1,680	43	1,680	1,004	1Q2013
52524YAA1	72	—	72	—	—	1Q2013
759676AJ8	6,182	6,091	91	6,091	4,528	1Q2013
75970JAJ5	7,426	7,316	110	7,316	6,192	1Q2013
81379EAD4	5	—	5	—	—	1Q2013
81744FFD4	496	410	86	410	121	1Q2013
86358EZU3	1,628	1,411	217	1,411	267	1Q2013
12669GUR0	4,183	4,113	70	4,113	3,281	1Q2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q2013
52108HV84	1,611	1,218	393	1,218	973	2Q2013
52108HV84	1,218	701	517	701	994	3Q2013
59020UJZ9	261	172	89	172	406	3Q2013
759676AJ8	5,727	5,618	109	5,618	4,708	3Q2013
75970JAJ5	7,093	6,936	157	6,936	5,833	3Q2013
75970QAH3	674	657	17	657	576	3Q2013
81744FFD4	407	354	53	354	117	3Q2013
86358EZU3	1,393	941	452	941	168	3Q2013
291701CR9	50	18	32	18	14	3Q2013
12666UAC7	8,154	7,984	170	7,984	7,978	4Q2013
12668WAC1	7,972	7,700	272	7,700	7,133	4Q2013
759676AJ8	5,272	5,102	170	5,102	4,541	4Q2013
75970JAJ5	6,838	6,525	313	6,525	5,628	4Q2013
75970QAH3	650	619	31	619	575	4Q2013
81744FFD4	354	345	9	345	122	4Q2013
86358EZU3	105	97	8	97	15	4Q2013
12640WAG5	1,491	1,384	107	1,384	1,578	4Q2013
291701CR9	17	16	1	16	14	4Q2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$17,238	$13,316
The aggregate related fair value of securities with unrealized losses	134,946	307,514

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$33,297	$937
The aggregate related fair value of securities with unrealized losses	162,801	55,252

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$359,479	$372,298	$396,157
Preferred stocks	123	130	148
Common stocks	—	1,693	1,302
Mortgage loans on real estate	32,624	39,468	44,625
Policy loans	4,081	4,038	4,034
Cash, cash equivalents and short-term investments	427	765	929
Derivatives	18,515	19,915	24,901
Other invested assets	2,873	639	2,548
Other	1,953	2,929	1,921

Gross investment income	420,075	441,875	476,565
Less investment expenses	13,195	14,747	13,035

Net investment income	$406,880	$427,128	$463,530

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,131,813	$1,913,219	$1,636,561

Gross realized gains	$16,348	$68,650	$44,316
Gross realized losses	(6,761)	(9,531)	(6,781)

Net realized capital gains	$9,586	$59,119	$37,535

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $4,299, $6,205 and $10,422, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds and preferred stocks.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$5,397	$52,800	$27,113
Preferred stocks	(110)	115	—
Common stocks	74	91	(995)
Mortgage loans on real estate	(123)	(1,020)	290
Cash, cash equivalents and short-term investments	3	3	—
Derivatives	(65,675)	9,224	(32,729)
Other invested assets	4,140	3,939	3,074

	(56,294)	65,152	(3,247)
Federal income tax effect	(4,221)	(17,772)	(15,802)
Transfer to interest maintenance reserve	(7,377)	(38,563)	(23,955)

Net realized capital gains (losses) on investments	$(67,892)	$8,817	$(43,004)

At December 31, 2013 and 2012, the Company had recorded investment in restructured securities of $32 and $2,940, respectively. The capital gains (losses) taken as a direct result of restructures in 2013, 2012 and 2011 were $(16), $886 and $(603), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$1,542	$12,303	$(7,611)
Common stocks	(825)	(1,627)	(1,216)
Affiliated entities	(754)	(45)	(145)
Derivatives	(67,606)	(87,646)	81,675
Other invested assets	(330)	5,277	1,233

	(67,973)	(71,738)	73,936
Taxes on unrealized capital gains/losses	23,527	25,092	(25,928)

Change in unrealized capital gains (losses), net of tax	$(44,446)	$(46,646)	$48,008

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA—AA	$16,000	$332,597	$348,597
A	7,073	173,894	180,967
BBB	4,133	14,990	19,123
BB	—	1,976	1,976
B	—	419	419

	$27,206	$523,876	$551,082

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 5.31% and a minimum interest rate of 3.11% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 4.60% and a minimum interest rate of 3.21% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of origination was 75%. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 70%. During 2013, the Company did not reduce the interest rate on any outstanding mortgage loan. During 2012, the Company reduced the interest rate by 1.0% of one outstanding mortgage loan in the amount of $8,362.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$27,206	$—	$—	$—	$521,637	$2,239	$551,082
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$40,383	$—	$—	$—	$500,423	$2,231	$543,037
(b) 30-59 Days Past Due	—	—	—	—	1,507	2	1,509
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company did not have any impaired loans at December 31, 2013 or 2012. The Company did not hold an allowance for credit losses on mortgage loans at December 31, 2013, 2012 or 2011.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013 and 2012, there were no mortgage loans that were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $7,164 and $5,173, respectively.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
Mountain	22%	21%	Retail	32%	32%
Pacific	17	16	Industrial	32	25
W. South Central	16	13	Office	17	16
South Atlantic	13	23	Apartment	6	5
Middle Atlantic	12	16	Medical	5	5
W. North Central	10	1	Agricultural	5	7
E. North Central	7	6	Other	3	10
E. South Central	2	3
New England	1	1

During 2013, 2012 and 2011, the Company did not recognize any impairment write-downs for its investments in joint ventures and limited partnerships.

At December 31, 2013, the Company had ownership interest in four LIHTC investments. The remaining years of unexpired tax credits ranged from three to eleven and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from four to thirteen years. The amount of contingent equity commitments expected to be paid during 2014 to 2015 is $9,559. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2012, the Company had ownership interest in three LIHTC investments. The remaining years of unexpired tax credits ranged from four to ten and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from five to fourteen years. The amount of contingent equity commitments expected to be paid during 2013 was $2,127. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The Company recognized net realized gains (losses) from futures contracts in the amount of $(70,734), $77,308 and $(38,303) for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $515,990 and $462,061, respectively, and credit default swaps with a fair value of $7,454 and $137, respectively. The Company did not recognize any capital losses related to replication transactions in 2013 or 2011, while the Company recognized capital losses of $1,477 in 2012.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond. As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

Deal, Receive (Pay), Underlying	Maturity Date	Maximum Future Payout (Estimated)	Current Fair Value
51408,SWAP, USD 1 / (USD 0), :US670346AE56	3/20/2016	$10,000	$186
59020,SWAP, USD 1 / (USD 0), :US534187AM15	9/20/2016	20,000	287
51410,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	133
51409,SWAP, USD 1 / (USD 0), :XS0203685788	3/20/2017	11,000	197
51412,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
51411,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	12,000	136
51413,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	133
51414,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	430
51415,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	430
43375,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	5,000	107
51416,SWAP, USD 1 / (USD 0), :US836205AJ33	9/20/2017	8,500	(204)
51417,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	2,200	(25)
51418,SWAP, USD 1 / (USD 0), :US105756AL40	9/20/2017	3,200	(65)
43612,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	2,000	(53)
46258,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(209)
46320,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(352)
46421,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	176
46535,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(560)
46616,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	10,000	(139)
46846,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	59
47105,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	25,000	532
47122,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	20,000	235
47184,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	(70)
47284,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	10,000	213
59021,SWAP, USD 1 / (USD 0), :912803DP5	12/20/2017	20,000	426
59022,SWAP, USD 1 / (USD 0), :912803DQ3	12/20/2017	25,000	440
49133,SWAP, USD 5 / (USD 0), :912803DJ9	12/20/2017	10,000	1,568
49374,SWAP, USD 1 / (USD 0), :912803DJ9	12/20/2017	10,000	203
49893,SWAP, USD 1 / (USD 0), :12622DAC8	12/20/2017	10,000	146
50058,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	170
50222,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	224
60080,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	30,000	593
60228,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	5,000	80
63831,SWAP, USD 5 / (USD 0), :912810RA8	9/20/2020	10,000	2,058
66719,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2020	20,000	(27)
63950,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2020	15,000	(15)
63952,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2023	20,000	(252)
64594,SWAP, USD 1 / (USD 0), :912810RA8	9/20/2020	25,000	64

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $26,507 and $43,857, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,684 and $11,206, respectively.

At December 31, 2013 and 2012, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive fixed—pay fixed	$546,179	$102,379
Swaps:
Receive fixed—pay floating	541,616	1,111,262
Receive fixed—pay fixed	39,994	—
Receive floating—pay fixed	141,000	—
Receive floating—pay floating	35,784	—

Open futures contracts at December 31, 2013 and 2012 were as follows:

Long/ Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
Long	7	HANG SENG IDX FUT Jan14	$8,144	$8,166
Long	21	S&P 500 FUTURE Mar14	9,254	9,665
Short	320	S&P 500 FUTURE Mar14	141,730	147,288
Long	50	DJ EURO STOXX 50 Mar14	1,450	1,554
Short	31	S&P 500 E-MINI FUTURE Mar14	2,759	2,853
Short	85	FTSE 100 IDX FUT Mar14	5,314	5,692
Short	190	NASDAQ 100 E-MINI Mar14	13,186	13,618
Short	30	NIKKEI 225 (OSE) Mar14	488,477	488,700

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Long/ Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	3	HANG SENG IDX FUT Jan13	$437	$438
Short	(659)	S&P 500 FUTURE Mar13	(233,040)	(233,961)
Long	25	DJ EURO STOXX 50 Mar13	865	864
Short	(9)	S&P 500 E-MINI FUTURE Mar13	(633)	(639)
Short	(350)	FTSE 100 IDX FUT Mar13	(33,455)	(33,482)
Short	(540)	NASDAQ 100 E-MINI Mar13	(28,786)	(28,676)
Short	(50)	NIKKEI 225 (OSE) Mar13	(5,563)	(6,035)

For the years ended December 31, 2013, 2012 and 2011, the Company recorded unrealized gains (losses) of $(31,835), $34,383 and $121,858, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain. The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	430,771	—	18,918	—	449,689
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	20,491	—	—	—	20,491
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,276	—	—	—	3,276
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	36,135	—	—	—	36,135
l. Other restricted assets	—	—	—	—	—

m.Total Restricted Assets	$490,673	$—	$18,918	$—	$509,591

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	277,433	172,257	449,690	1.53	1.53
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	63,547	(43,057)	20,491	0.07	0.07
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,292	(15)	3,276	0.01	0.01
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	19,516	16,618	36,135	0.12	0.12
l. Other restricted assets	—	—	—	0.00	0.00

m.Total Restricted Assets	$363,788	$145,803	$509,592	1.73%	1.73%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $36,135 and $19,516, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$5,269,131	$4,960,351	$4,950,537
Reinsurance assumed—affiliates	82	81	104
Reinsurance assumed—non affiliates	531,881	633,476	621,553
Reinsurance ceded—affiliates	(203,917)	(278,372)	(359,404)
Reinsurance ceded—non affiliates	(350,507)	(375,188)	(786,320)

Net premiums earned	$5,246,670	$4,940,348	$4,426,470

Aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded to affiliates at December 31, 2013 and 2012 of $1,521,643 and $1,718,959, respectively.

The Company received reinsurance recoveries in the amounts of $470,789, $492,249 and $325,524 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $145,050 and $159,544, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $2,010,935 and $2,201,388, respectively.

The Company would experience no reduction in surplus at December 31, 2013 or 2012 if all reinsurance agreements were cancelled.

The Company did not enter into any new reinsurance agreements in which a reserve credit was taken during the years ended December 31, 2013 or 2012.

During 2013, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to an affiliate, for which net consideration received was $122,047, life and claim reserves recaptured were $281,190 and other assets recaptured were $9,615, resulting in a pre-tax loss of $149,528 which was included in the statement of operations.

During 2013, the Company also recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to a non-affiliate, for which net consideration paid was $5,456, life and claim reserves recaptured were $31,857, other assets recaptured were $6,677 and the unamortized gain related to these blocks was released into income from surplus of $2,244 ($1,458 after tax), resulting in a pre-tax loss of $28,392, which was included in the statement of operations.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Subsequent to certain 2013 recaptures, the Company novated certain treaties to a non-affiliate, in which consideration paid was $116,591, life and claim reserves released were $313,047 and other assets were transferred associated with the business of $16,292, resulting in a pre-tax gain of $180,164, which was included in the statement of operations.

The Company novated third party assumed retrocession agreements during 2013 that were previously retroceded to a non-affiliate in which no net consideration was exchanged. Life and claim reserves were exchanged in the amount of $2,044, other assets were exchanged in the amount of $103 and other liabilities were exchanged in the amount of $256. As a result, there was no net financial impact from these transactions on a pre-tax basis, as assumed and ceded reserves along with other assets and other liabilities exchanged were impacted by equivalent amounts.

During 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $770, life and claim reserves recaptured were $1,215, and premiums recaptured were $255, resulting in a pre-tax loss of $190, which was included in the statement of operations.

Amortization of previously deferred gains associated with the divestiture of the Transamerica Reinsurance operations was released into income in the amount of $20,316 ($13,206 after tax) during 2013.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to an affiliate, for which net consideration paid was $9,487, life and claim reserves recaptured were $12,438 and other assets recaptured were $391, resulting in a pre-tax loss of $21,534 which was included in the statement of operations.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to a non-affiliate, for which net consideration paid was $27,425, life and claim reserves recaptured were $97,403, other assets recaptured were $7,410 and the unamortized gain related to these blocks was released into income from surplus of $9,990, ($6,556 after tax), resulting in a pre-tax loss of $107,428, which was included in the statement of operations.

Subsequent to the recaptures that took place during 2012, the Company reinsured to a non-affiliate certain treaties associated with the business that was previously ceded to an affiliate, for which a reinsurance premium and ceding commission were received in the amount of $843 and $6,904, respectively, and life and claim reserves transferred were $7,971, resulting in a pre-tax gain of $15,718 ($10,217 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Subsequent to the recaptures that took place during 2012, the Company reinsured to an affiliate certain treaties associated with the business that was previously ceded to a non-affiliate, for which a reinsurance premium was paid in the amount of $13,711, ceding commission was received in the amount of $18,696, life and claim reserves transferred were $78,778 and other assets were transferred in the amount of $3,549, resulting in a pre-tax gain of $80,214 ($52,139 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

Also subsequent to certain 2012 recaptures, the Company novated certain treaties to a non-affiliate, in which consideration received was $24,179, life and claim reserves released were $23,092 and other assets were transferred associated with the business of $4,251, resulting in a pre-tax gain of $43,020, which was included in the statement of operations.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. As a result of this transaction, the Company entered into a series of recapture and reinsurance agreements during the third and fourth quarters of 2011 which directly resulted in a pre-tax loss of $474,720 which was included in the statement of operations, and a net of tax gain of $400,760 which has been credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings related to these transactions. Additional information surrounding these transactions is outlined below.

Effective August 9, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $55,356, recaptured reserves of $293,975, recaptured other assets of $8,586 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,297, resulting in a pre-tax loss of $227,736 which has been included in the statement of operations. Prior to this transaction, the Company amortized $498, net of tax, of the deferred gain related to the initial transaction into earnings with a corresponding charge directly to unassigned surplus in 2011.

Subsequently, effective August 9, 2011, the Company ceded business that was associated with the divestiture of the Transamerica Reinsurance operations on a coinsurance basis to a non-affiliate. The Company paid a net reinsurance premium of $549,682, received an initial ceding commission of $219,000, transferred other assets in the amount of $12,548

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

and released net reserves of $790,263. The Company paid an experience refund in the amount of $84,770 to an affiliate and released IMR associated with certain business in the amount of $13,086. These transactions resulted in a net of tax gain of $248,557, which has been credited directly to unassigned surplus. During 2011, the Company amortized $7,712, net of tax, of the deferred gain into earnings with a corresponding charge directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to a non-affiliate. The Company paid recapture consideration of $9,840, recaptured reserves of $402,503, recaptured other net assets of $10,226 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $230,033, resulting in a pre-tax loss of $172,084, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to an affiliate and as a result received cash, transferred other net assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $262,245, which has been credited directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $30,305, recaptured reserves of $123,935 and recaptured other assets of $17,964, resulting in a pre-tax loss of $75,666, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to a non-affiliate and as a result paid cash, transferred other assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $49,183, which has been credited directly to unassigned surplus.

During the last half of 2011, the Company recaptured the business that was associated with the divestiture of the Transamerica Reinsurance operations from several Aegon N.V. affiliates. This business was subsequently ceded to SCOR entities and in addition, retrocession reinsurance treaties were executed. The Company assigned certain third party retrocession agreements to SCOR entities as a component of the divestiture of the Transamerica Reinsurance operations and the associated Master Retrocession Agreement. As a result, the unaffiliated retrocession reinsurance treaties were assigned from the Company to a SCOR entity, resulting in this risk being ceded to SCOR and subsequently to the unaffiliated third parties. The reserves and assets associated with these assignments were $87,665, where the counterparty’s net reserves ceded exchanged counterparties with no consideration exchanged, resulting in no net income or surplus impact to the Company.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

During 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2010 of $1,991, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus. The Company did not amortize any deferred gains from reinsurance transactions occurring prior to 2011 into earnings during 2013 or 2012.

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$86,427	$16,998	$103,425
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	86,427	16,998	103,425
Deferred Tax Assets Nonadmitted	22,381	—	22,381

Subtotal (Net Deferred Tax Assets)	64,046	16,998	81,044
Deferred Tax Liabilities	32,805	6,641	39,446

Net Admitted Deferred Tax Assets	$31,241	$10,357	$41,598

	December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$113,219	$22,618	$135,837
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	113,219	22,618	135,837
Deferred Tax Assets Nonadmitted	11,932	—	11,932

Subtotal (Net Deferred Tax Assets)	101,287	22,618	123,905
Deferred Tax Liabilities	45,060	9,824	54,884

Net Admitted Deferred Tax Assets	$56,227	$12,794	$69,021

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$(26,792)	$(5,620)	$(32,412)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(26,792)	(5,620)	(32,412)
Deferred Tax Assets Nonadmitted	10,449	—	10,449

Subtotal (Net Deferred Tax Assets)	(37,241)	(5,620)	(42,861)
Deferred Tax Liabilities	(12,255)	(3,183)	(15,438)

Net Admitted Deferred Tax Assets	$(24,986)	$(2,437)	$(27,423)

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Deferred Tax Assets:
Ordinary
Discounting of unpaid losses	$125	$239	$(114)
Policyholder reserves	56,040	79,398	(23,358)
Deferred acquisition costs	21,222	18,294	2,928
Receivables—nonadmitted	1,805	2,430	(625)
Section 197 Intangible Amortization	90	119	(29)
Guaranty fund accrual	1,400	6,189	(4,789)
Reinsurance to unauthroized companies	171	181	(10)
Assumption Reinsurance	5,355	6,176	(821)
Other (including items <5% of ordinary tax assets)	219	193	26

Subtotal	86,427	113,219	(26,792)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	22,381	11,932	10,449

Admitted ordinary deferred tax assets	64,046	101,287	(37,241)
Capital:
Investments	16,998	22,618	(5,620)

Subtotal	16,998	22,618	(5,620)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	16,998	22,618	(5,620)

Admitted deferred tax assets	$81,044	$123,905	$(42,861)

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$13,855	$10,496	$3,359
§807(f) adjustment	5,893	7,302	(1,409)
Reinsurance ceded	13,055	14,225	(1,170)
Other (including items <5% of total ordinary tax liabilities)	2	18	(16)

Subtotal	32,805	32,041	764
Capital
Investments	6,641	22,843	(16,202)

Subtotal	6,641	22,843	(16,202)

Deferred tax liabilities	39,446	54,884	(15,438)

Net deferred tax assets/liabilities	$41,598	$69,021	$(27,423)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$31,241	$10,357	$41,598
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	133,947
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	32,805	6,641	39,446

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$64,046	$16,998	$81,044

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$56,227	$12,794	$69,021
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	116,020
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	45,060	9,824	54,884

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$101,287	$22,618	$123,905

	Change
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(24,986)	$(2,437)	$(27,423)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	17,927
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(12,255)	(3,183)	(15,438)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(37,241)	$(5,620)	$(42,861)

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	998%	809%	189%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$892,721	$766,655	$126,066

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$86,427	$16,998	$103,425
(% of Total Adjusted Gross DTAs)	0%	39%	6%

Net Admitted Adjusted Gross DTAs	$64,046	$16,998	$81,044
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$113,219	$22,618	$135,837
(% of Total Adjusted Gross DTAs)	0%	0%	0%

Net Admitted Adjusted Gross DTAs	$101,287	$22,618	$123,905
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(26,792)	$(5,620)	$(32,412)
(% of Total Adjusted Gross DTAs)	0%	39%	6%

Net Admitted Adjusted Gross DTAs	$(37,241)	$(5,620)	$(42,861)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$14,157	$110,930	$(96,773)
Foreign	—	—	—

Subtotal	14,157	110,930	(96,773)

Federal income tax on net capital gains	4,221	17,772	(13,551)

Federal and foreign income taxes incurred	$18,378	$128,702	$(110,324)

	Year Ended December 31
	2012	2011	Change
Federal	$110,930	$44,789	$66,141
Foreign	—	—	—

Subtotal	110,930	44,789	66,141

Federal income tax on net capital gains	17,772	15,802	1,970
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$128,702	$60,591	$68,111

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$18,378	$128,702	$60,591
Change in deferred income taxes	40,501	12,128	7,754
(without tax on unrealized gains and losses)

Total income tax reported	$58,879	$140,830	$68,345

Income before taxes	$251,898	$365,242	$(182,234)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$88,164	$127,835	$(63,782)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(4,591)	(4,308)	(3,958)
Tax credits	(2,911)	(3,148)	(2,217)
Tax adjustment for IMR	(16,134)	6,726	(10,326)
Surplus adjustment for in-force ceded	(5,132)	12,782	140,266
Nondeductible expenses	15	15	2,882
Deferred tax benefit on other items in surplus	(371)	(7,149)	(1,343)
Provision to return	(336)	(1,968)	(454)
Life-owned life insurance	—	—	(281)
Dividends from certain foreign corporations	74	39	30
Prior period adjustment	—	10,356	4,791
Other	101	(350)	2,737

Total income tax reported	$58,879	$140,830	$68,345

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $14,455, $93,620 and $113,223, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $17 and $32, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $17. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $25, $(203) and $(25), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $1 and $2, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company.

For the years ended December 31, 2013 and 2012, there were no premiums for participating life insurance policies. For the year ended 2011, premiums for participating life insurance policies were $111. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company did not pay any dividends to policyholders during 2013, 2012 or 2011.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$794,222	$96,875	$—	$891,097	3%
At book value less surrender charge of 5% or more	907,482	44,403	—	951,885	4
At fair value	9,335	495,948	10,969,025	11,474,308	44

Total with adjustment or at fair value	1,711,039	637,226	10,969,025	13,317,290	51
At book value without adjustment (minimal or no charge or adjustment)	3,705,571	61,651	—	3,767,222	14
Not subject to discretionary withdrawal provision	920,466	6,567,686	1,679,657	9,167,809	35

Total annuity reserves and deposit liabilities	6,337,076	7,266,563	12,648,682	26,252,321	100%

Less reinsurance ceded	1,308	—	—	1,308

Net annuity reserves and deposit liabilities	$6,335,768	$7,266,563	$12,648,682	$26,251,013

	December 31 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$863,230	$100,861	$—	$964,091	4%
At book value less surrender charge of 5% or more	963,783	47,733	—	1,011,516	4
At fair value	6,586	485,825	7,974,208	8,466,619	35

Total with adjustment or at fair value	1,833,599	634,419	7,974,208	10,442,226	43
At book value without adjustment (minimal or no charge or adjustment)	3,963,343	66,275	—	4,029,618	17
Not subject to discretionary withdrawal provision	964,662	6,566,022	1,965,950	9,496,634	40

Total annuity reserves and deposit liabilities	6,761,604	7,266,716	9,940,158	23,968,478	100%

Less reinsurance ceded	1,978	—	—	1,978

Net annuity reserves and deposit liabilities	$6,759,626	$7,266,716	$9,940,158	$23,966,500

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Separate account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$1,806,215	$2,675,714	$4,481,929

Reserves for separate accounts as of December 31, 2013 with assets at:
Fair value	$—	$12,736,654	$12,736,654
Amortized cost	7,266,563	—	7,266,563

Total as of December 31, 2013	$7,266,563	$12,736,654	$20,003,217

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:
With fair value adjustment	$96,875	$—	$96,875
At book value without fair value adjustment and with current surrender charge of 5% or more	44,403	—	44,403
At fair value	495,948	11,056,997	11,552,945
At book value without fair value adjustment and with current surrender charge of less than 5%	61,651	—	61,651

Subtotal	698,877	11,056,997	11,755,874
Not subject to discretionary withdrawal	6,567,686	1,679,657	8,247,343

Total separate account reserves at December 31, 2013	$7,266,563	$12,736,654	$20,003,217

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$1,805,525	$2,357,927	$4,163,452

Reserves for separate accounts as of December 31, 2012 with assets at:
Fair value	$—	$10,008,134	$10,008,134
Amortized cost	7,266,715	—	7,266,715

Total as of December 31, 2012	$7,266,715	$10,008,134	$17,274,849

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:
With fair value adjustment	$100,860	$—	$100,860
At book value without fair value adjustment and with current surrender charge of 5% or more	47,733	—	47,733
At fair value	485,825	8,042,184	8,528,009
At book value without fair value adjustment and with current surrender charge of less than 5%	66,275	—	66,275

Subtotal	700,693	8,042,184	8,742,877
Not subject to discretionary withdrawal	6,566,022	1,965,950	8,531,972

Total separate account reserves at December 31, 2012	$7,266,715	$10,008,134	$17,274,849

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$2,184,262	$2,035,362	$4,219,624

Reserves for separate accounts as of December 31, 2011 with assets at:
Fair value	$—	$8,294,680	$8,294,680
Amortized cost	7,036,920	—	7,036,920

Total as of December 31, 2011	$7,036,920	$8,294,680	$15,331,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:
With fair value adjustment	$132,777	$—	$132,777
At book value without fair value adjustment and with current surrender charge of 5% or more	50,323	—	50,323
At fair value	444,165	6,301,437	6,745,602
At book value without fair value adjustment and with current surrender charge of less than 5%	69,871	—	69,871

Subtotal	697,136	6,301,437	6,998,573
Not subject to discretionary withdrawal	6,339,784	1,993,243	8,333,027

Total separate account reserves at December 31, 2011	$7,036,920	$8,294,680	$15,331,600

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$4,481,983	$4,163,485	$4,219,645
Transfers from separate accounts	(3,287,943)	(3,220,563)	(3,075,684)

Net transfers to separate accounts	1,194,040	942,922	1,143,961
Miscellaneous reconciling adjustments	(9)	8	(63)

Net transfers as reported in the statements of operations of the life, accident and health annual statement	$1,194,031	$942,930	$1,143,898

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $20,293,235 and $17,590,145, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

	2013	2012
Variable life	$98,422	$80,147
Variable annuities	9,040,471	6,288,266
Market value separate accounts	1,759,358	1,550,300
Par annuities	1,958,911	2,220,569
Book value separate accounts	7,436,073	7,450,863

Total separate account assets	$20,293,235	$17,590,145

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $32,328 and $47,317, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $32,926, $31,916 and $27,094 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $680, $619 and $1,542, respectively, toward separate account guarantees.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the Company reported guaranteed separate account assets at amortized cost in the amount of $7,436,073 and $7,450,863, respectively, based upon the prescribed practice granted by the State of New York as described in Note 2. These assets had a fair value of $7,414,425 and $7,618,858 at December 31, 2013 and 2012, respectively, which would have resulted in an unrealized (loss) gain of $(21,648) and $167,995, respectively, had these assets been reported at fair value.

The Company participates in securities lending within the separate account. The Company follows the same policies and procedures as the general account for such transactions conducted from the separate account. See Note 10 for a discussion of securities lending policies and procedures. As of December 31, 2013 and 2012, securities with a book value of $18,918 and $21,171, respectively, were on loan under securities lending agreements, which represents less than one percent of total separate account assets. The Company does not obtain approval or otherwise provide notification to contract holders regarding securities lending transactions that occur with separate account assets. However, the Company requires that borrowers pledge collateral worth 102% of the value of the loaned securities. As of December 31, 2013, the Company held collateral from securities lending transactions in the form of cash and on open terms in the amount of $19,307. This cash collateral is reinvested in a registered money market fund and is not available for general corporate purposes.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the Company had variable annuities with minimum guaranteed benefits as follows:

	Subjected		Reinsurance
	Account	Amount of	Reserve
Benefit and Type of Risk	Value	Reserve Held	Credit
December 31, 2013
Guaranteed Minimum Withdrawal Benefit	$5,310,395	$41,397	$—
Guaranteed Minimum Death Benefit	1,600,493	2,659	1,308
December 31, 2012
Guaranteed Minimum Withdrawal Benefit	$4,849,846	$131,770	$—
Guaranteed Minimum Death Benefit	1,373,096	7,639	1,978

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary first-year business	$208	$188	$20
Ordinary renewal business	138,879	1,259	137,620
Group life business	527	113	414
Credit life	252	—	252
Reinsurance ceded	(132,124)	—	(132,124)

Total life and annuity	7,742	1,560	6,182
Accident and health	4,284	—	4,284

	$12,026	$1,560	$10,466

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary first-year business	$312	$278	$34
Ordinary renewal business	153,131	1,350	151,781
Group life business	664	127	537
Credit life	235	—	235
Reinsurance ceded	(146,264)	—	(146,264)

Total life and annuity	8,078	1,755	6,323
Accident and health	4,974	—	4,974

	$13,052	$1,755	$11,297

The Company anticipates investment income as a factor in premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2013 and 2012, the Company had insurance in force aggregating $15,580,513 and $12,243,276, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the New York Department of Financial Services. The Company established policy reserves of $58,739 and $92,244 to cover these deficiencies as of December 31, 2013 and 2012, respectively.

9. Capital and Surplus

At December 31, 2013 and 2012, the Company had 44,175 shares of 6% non-voting, non-cumulative preferred stock issued and outstanding. Aegon owns 38,609 shares and TLIC owns 5,566 shares. Par value is $10 per share, and the liquidation value is $1,286.72 per share.

The preferred stock shareholders are entitled to receive non-cumulative dividends at the rate of 6% per year of an amount equal to the sum of (1) the par value plus (2) any additional paid-in capital for such preferred stock. Dividends are payable annually in December. The amount of dividends unpaid at December 31, 2013 was $430. The preferred shares have preference as to dividends and upon dissolution or liquidation of the Company.

The Company is subject to limitations, imposed by the State of New York, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such a

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

dividend, the maximum payment which may be made in 2014, without prior approval of insurance regulatory authorities, is $93,458.

On December 21, 2011, the Company paid a preferred stock dividend and a common stock dividend of $3,410 and $296,590, respectively, to its parent companies, Aegon and TLIC. Of the common stock dividend amount, $76,057 was considered an ordinary dividend and $220,533 was considered an extraordinary dividend. Of the total $300,000 preferred and common stock dividends, Aegon received $262,200 and TLIC received $37,800. The Company did not pay any dividends during 2012 and 2013.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

On May 2, 2008, the Company received $150,000 from Aegon in exchange for surplus notes. The Company received approval from the Superintendent of Insurance of the New York Department of Financial Services prior to the issuance of the surplus notes, as well as the December 31, 2013, 2012 and 2011 interest payments. These notes are due 20 years from the date of issuance at an interest rate of 6.25% and are subordinate and junior in the right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company.

Additional information related to the outstanding surplus notes at December 31, 2013 and 2012 is as follows:

For Year	Balance	Interest Paid	Cumulative	Accrued
Ending	Outstanding	Current Year	Interest Paid	Interest
2013	$150,000	$9,375	$53,125	$—
2012	150,000	9,375	43,750	—

The Company held special surplus funds in the amount of $8,085 and $6,660, as of December 31, 2013 and 2012, respectively, for annuitant mortality fluctuations as required under New York Regulation 47, Separate Account and Separate Account Annuities.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $416,442 and $238,014 were on loan under securities lending agreements. At December 31, 2013, the collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $430,659 and $257,972 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$430,771
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	430,771
Securities received	—

Total collateral received	$430,771

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$51,302	$51,302
30 days or less	206,980	206,962
31 to 60 days	65,413	65,413
61 to 90 days	74,097	74,095
91 to 120 days	5,406	5,407
121 to 180 days	27,480	27,480
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	430,678	430,659
Securities received	—	—

Total collateral reinvested	$430,678	$430,659

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $430,668 (fair value of $430,659) that are currently tradable securities that could be sold and used to pay for the $430,771 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $9, $9 and $8 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company’s allocation of benefits expense for the years ended December 31, 2013, 2012 and 2011 was $6 for each year, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company’s allocation of postretirement expenses was negligible for the years ended December 31, 2013, 2012 and 2011.

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

In accordance with an agreement between Aegon and the Company, Aegon will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by Aegon as needed.

The Company is party to a service agreement with TLIC, in which the Company receives services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is party to a Management and Administrative and Advisory agreement with Aegon USA

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Realty Advisors, Inc. (Advisor) whereby Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $31,069, $24,579 and $23,065, respectively, for these services, which approximates cost.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $4,380, $2,699 and $1,688 for these services during 2013, 2012 and 2011, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $9,336, $5,633 and $4,411 for the years ended December 31, 2013, 2012 and 2011, respectively.

Payables to and receivables from affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid (received) net interest of $7, $(12) and $11, respectively, to (from) affiliates. At December 31, 2013 and 2012, the Company reported a net amount of $365 payable to and $87,032 due from affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days.

At December 31, 2013 and 2012, the Company had short-term intercompany notes receivable of $50,000 and $54,700 as follows. The Company did not have any short-term intercompany notes receivable at December 31, 2011. In accordance with SSAP No. 25, Accounting for and Disclosures about Transactions with Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
December 31, 2013
AEGON	$50,000	May 21, 2014	0.10%
December 31, 2012
AEGON	$54,700	April 25, 2013	0.12%

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operations. Information regarding these entities is as follows:

Total Direct
Name and Address of Managing			Types of	Types of	Premiums
General Agent or Third-Party		Exclusive	Business	Authority	Written/
Administrator	FEIN	Contract	Written	Granted	Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C,B,P,U	$52,545

C-	Claims Payment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $52,545, $36,282 and $20,974, respectively, of direct premiums written by The Vanguard Group, Inc.

14. Commitments and Contingencies

The Company has contingent commitments of $21,212 and $14,317, at December 31, 2013 and 2012, respectively, to provide additional funding for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $9,559 and $2,127 at December 31, 2013 and 2012, respectively.

Private placement commitments outstanding as of December 31, 2013 and 2012 were $32,000 and $11,715, respectively.

There were no securities acquired on a “to be announced” (TBA) basis at December 31, 2013 and 2012.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted to the Company as of December 31, 2013 and 2012, respectively, was $0 and $20,331. In addition, securities in the amount of $8,352 and $19,891 were also posted to the Company as of December 31, 2013 and 2012, respectively, which were not included in the financials of the Company. Noncash collateral is not to be recognized by the recipient unless that collateral is sold or repledged or the counterparty defaults.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $8,680 and $34,002 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The Company had an offsetting premium tax benefit of $4,679 and $16,319 at December 31, 2013 and 2012, respectively. The guaranty fund expense was $3,437, $174 and $9,674 for the years ended December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. As of December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $20,491 and $63,548, respectively. The Company had an outstanding liability for borrowed money in the amount $20,029 and $67,407 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$19,970
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	19,970
Securities received	—

Total collateral received	$19,970

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

16. Subsequent Event

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee payable on September 30, 2014 to be $41. This assessment is not expected to have a material impact on risk based capital in 2014.

Statutory-Basis Financial

Statement Schedules

Transamerica Financial Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

SCHEDULE I

			Amount at
			Which Shown
		Fair	in the
Type of Investment	Cost (1)	Value	Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$724,271	$706,791	$725,734
States, municipalities and political subdivisions	117,278	120,226	117,278
Foreign governments	160,850	157,972	155,936
Hybrid securities	107,181	109,269	107,181
All other corporate bonds	6,512,287	6,828,589	6,507,955
Preferred stocks	1,706	2,715	1,706

Total fixed maturities	7,623,573	7,925,562	7,615,790
Equity securities
Common stocks:
Industrial, miscellaneous and all other	1,616	1,954	1,954

Total common stocks	1,616	1,954	1,954
Mortgage loans on real estate	551,082		551,082
Policy loans	64,552		64,552
Other long-term investments	72,199		72,199
Cash, cash equivalents and short-term investments	74,946		74,946
Securities lending reinvested collateral assets	430,678		430,678

Total investments	$8,818,646		$8,811,201

Transamerica Financial Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

						Benefits,
						Claims
	Future Policy		Policy and		Net	Losses and	Other
	Benefits and	Unearned	Contract	Premium	Investment	Settlement	Operating
	Expenses	Premiums	Liabilities	Revenue	Income*	Expenses	Expenses*
Year ended December 31, 2013
Individual life	$869,381	$—	$21,570	$125,537	$46,663	$149,294	$78,876
Individual health	36,307	5,860	6,458	50,477	2,503	33,298	18,435
Group life and health	133,342	1,612	7,592	47,312	7,480	31,284	17,048
Annuity	6,261,077	—	407	5,023,344	350,234	3,923,268	1,380,349

	$7,300,107	$7,472	$36,027	$5,246,670	$406,880	$4,137,144	$1,494,708

Year ended December 31, 2012
Individual life	$800,856	$—	$13,664	$112,965	$43,911	$114,108	$111,558
Individual health	33,163	5,194	6,159	46,142	2,470	25,920	17,866
Group life and health	126,870	1,701	7,042	47,758	7,248	29,613	14,835
Annuity	6,685,096	—	437	4,733,483	373,499	3,898,240	1,107,739

	$7,645,985	$6,895	$27,302	$4,940,348	$427,128	$4,067,881	$1,251,998

Year ended December 31, 2011
Individual life	$747,711	$—	$17,650	$(392,806)	$57,137	$(244,361)	$195,549
Individual health	29,871	5,405	10,749	39,862	2,680	23,875	20,769
Group life and health	121,400	1,764	6,654	40,610	7,514	21,200	18,354
Annuity	6,908,679	—	551	4,738,804	396,199	3,945,524	1,314,829

	$7,807,661	$7,169	$35,604	$4,426,470	$463,530	$3,746,238	$1,549,501

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Financial Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

			Assumed		Percentage
		Ceded to	From		of Amount
	Gross	Other	Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net
Year ended December 31, 2013
Life insurance in force	$20,734,490	$205,473,655	$202,415,889	$17,676,724	1145%

Premiums:
Individual life	$142,754	$538,079	$520,862	$125,537	415%
Individual health	51,221	950	206	50,477	0%
Group life and health	59,787	15,247	2,772	47,312	6%
Annuity	5,015,369	148	8,123	5,023,344	0%

	$5,269,131	$554,424	$531,963	$5,246,670	10%

Year ended December 31, 2012
Life insurance in force	$19,518,201	$247,623,959	$244,178,985	$16,073,227	1519%

Premiums:
Individual life	$133,277	$641,531	$621,218	$112,964	550%
Individual health	47,094	1,046	94	46,142	0%
Group life and health	55,273	10,883	3,369	47,759	7%
Annuity	4,724,707	100	8,876	4,733,483	0%

	$4,960,351	$653,560	$633,557	$4,940,348	13%

Year ended December 31, 2011
Life insurance in force	$18,982,172	$260,580,996	$257,168,145	$15,569,321	1652%

Premiums:
Individual life	$127,831	$1,127,302	$606,665	$(392,806)	-154%
Individual health	43,652	3,938	148	39,862	0%
Group life and health	51,067	14,350	3,893	40,610	10%
Annuity	4,727,987	134	10,951	4,738,804	0%

	$4,950,537	$1,145,724	$621,657	$4,426,470	14%

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2014

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Assets and Liabilities

As of March 31, 2014

Total
Assets
Investment in securities:
Number of shares	18,841,600.758

Cost	$109,677,998

Investments in mutual funds,
Level 1 prices quoted at net asset value	$136,962,302
Receivable for units sold	33,001

Total assets	136,995,303

Liabilities
Payable for units redeemed	3,093

Total net assets	$136,992,210

Net Assets:
Deferred annuity contracts terminable by owners	136,992,210

Total net assets	$136,992,210

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statement of Operations

For the Three Months Ended March 31, 2014

Total
Net investment income (loss)
Income:
Dividends	$115,854
Expenses:
Administrative, mortality and expense risk charge	199,454

Net investment income (loss)	(83,600)

Net realized & unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Capital gain distributions	—
Realized gain (loss) on investments	914,547

Net realized capital gains (losses) on investments	914,547

Net change in unrealized appreciation/depreciation of investments:	976,060

Net realized and unrealized capital gains (losses) on investments	1,890,607

Increase (decrease) in net assets from operations	$1,807,007

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statement of Changes in Net Assets

For the Three Months Ended March 31, 2014

Total
2014
Operations
Net investment income (loss)	$(83,600)
Net realized capital gains (losses) on investments	914,547
Net change in unrealized appreciation (depreciation) of investments	976,060

Increase (decrease) in net assets from operations	1,807,007

Contract transactions
Net contract purchase payments	1,492
Transfer payments from (to) other subaccounts or general account	834,373
Contract terminations, withdrawals, and other deductions	(2,679,436)
Contract maintenance charges	(807,182)

Increase (decrease) in net assets from contract transactions	(2,650,753)

Net increase (decrease) in net assets	(843,746)

Net assets:
Beginning of the period, January 1, 2014	137,835,956

End of the period, March 31, 2014	$136,992,210

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Years Ended December 31, 2013 and 2012

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Financial Statements

Years Ended December 31, 2013 and 2012

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, IA 50309-2764	Tel: +1 515 243 2727 Fax: +1 515 362 7200

The Board of Directors and Contract Owners

Of Merrill Lynch of New York Variable Life Separate Account

Transamerica Advisors Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of the subaccounts of Transamerica Advisors Life Insurance Company of New York Merrill Lynch of New York Variable Life Separate Account (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Transamerica Advisors Life Insurance Company of New York Merrill Lynch Life Variable Life Separate Account, at December 31, 2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa

April 25, 2014

A member firm of Ernst & Young Global Limited

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
2014 Trust	849,798.045	$481,284	$835,861	$(8)	$835,853	23,101	$34.080929	$36.901319
2019 Trust	42,124.325	23,413	36,423	(2)	36,421	1,511	23.058200	24.465588
AllianceBernstein Large Cap Growth Class A Shares	32,389.101	935,076	1,385,606	23	1,385,629	49,418	26.753385	28.656838
BlackRock Balanced Capital	2,786,497.598	37,995,021	50,881,446	838	50,882,284	589,076	78.979112	88.683824
BlackRock Basic Value V.I. Class I Shares	280,386.792	3,673,825	4,889,946	(95)	4,889,851	82,362	55.734246	60.339398
BlackRock Capital Appreciation	215,127.809	4,697,085	8,209,277	420	8,209,697	53,112	140.388171	160.417602
BlackRock Equity Dividend V.I. Class I Shares	103,869.090	885,586	1,119,709	(1)	1,119,708	22,842	45.834431	49.620998
BlackRock Global Allocation	1,253,457.068	18,670,090	21,271,166	3	21,271,169	284,924	69.036042	76.840478
BlackRock Global Allocation V.I. Class I Shares	5,950.751	91,144	104,793	(7)	104,786	2,326	42.904731	46.864500
BlackRock Global Opportunities V.I. Class I Shares	20,645.929	271,985	371,214	—	371,214	18,243	19.380083	20.635931
BlackRock High Yield	509,267.315	2,629,888	2,897,731	14,104	2,911,835	39,579	67.501646	75.487347
BlackRock International V.I. Class I Shares	90,342.302	738,128	982,021	94	982,115	43,883	21.369740	22.754609
BlackRock Large Cap Core	433,640.783	9,649,364	11,925,122	(79)	11,925,043	58,853	183.198899	209.333281
BlackRock Large Cap Growth V.I. Class I Shares	65,365.705	797,802	929,500	1	929,501	56,022	15.794130	16.747611
BlackRock Large Cap Value V.I. Class I Shares	102,173.164	1,133,424	1,350,729	1	1,350,730	59,160	21.900148	23.048811
BlackRock Managed Volatility V.I. Class I Shares	4,516.952	53,548	65,089	(2)	65,087	1,595	40.027185	42.126681
BlackRock Money Market	11,390,723.048	11,390,723	11,390,723	2	11,390,725	276,989	36.946346	42.216977
BlackRock S&P 500 Index V.I. Class I Shares	105,955.836	1,575,080	2,058,722	—	2,058,722	69,877	27.954598	29.943342
BlackRock Total Return	416,554.174	4,552,598	4,723,724	11,747	4,735,471	43,804	96.744685	110.544823
BlackRock U.S. Government Bond	759,009.945	8,564,260	8,098,636	10,930	8,109,566	91,923	79.033855	90.307746
BlackRock Value Opportunities V.I. Class I Shares	109,661.924	1,715,983	3,013,510	(2)	3,013,508	43,791	64.807734	70.163677
Invesco V.I. American Franchise Series I Shares	12,769.693	504,690	646,530	(2)	646,528	47,782	13.459404	13.549442
Invesco V.I. Core Equity Series I Shares	13,887.977	360,400	533,715	2	533,717	32,000	16.324762	16.846403
MFS® Growth Initial Class	23,359.328	580,624	912,649	—	912,649	29,945	28.857743	30.911169

See accompanying notes.

2

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
2014 Trust	$1,040,631	$—	$9,310	$(9,310)	$—	$63,852	$63,852	$(61,590)	$2,262	$(7,048)	$(101,577)	$(108,625)	$932,006
2019 Trust	38,050	—	361	(361)	—	377	377	1,074	1,451	1,090	(553)	537	38,587
AllianceBernstein Large Cap Growth Class A Shares	849,270	3,136	6,356	(3,220)	—	10,170	10,170	128,937	139,107	135,887	86,173	222,060	1,071,330
BlackRock Balanced Capital	47,889,995	1,100,840	283,220	817,620	—	237,520	237,520	3,568,251	3,805,771	4,623,391	(4,772,492)	(149,101)	47,740,894
BlackRock Basic Value V.I. Class I Shares	4,075,802	75,667	24,063	51,604	—	(97,651)	(97,651)	575,698	478,047	529,651	(367,366)	162,285	4,238,087
BlackRock Capital Appreciation	6,576,957	74,336	40,828	33,508	—	458,809	458,809	392,603	851,412	884,920	(1,113,207)	(228,287)	6,348,670
BlackRock Equity Dividend V.I. Class I Shares	692,587	22,412	5,377	17,035	845	(72,450)	(71,605)	157,053	85,448	102,483	233,129	335,612	1,028,199
BlackRock Global Allocation	19,565,202	276,714	120,688	156,026	—	(325,733)	(325,733)	2,013,435	1,687,702	1,843,728	(1,551,586)	292,142	19,857,344
BlackRock Global Allocation V.I. Class I Shares	216,105	3,070	1,405	1,665	596	38,956	39,552	(21,888)	17,664	19,329	(140,216)	(120,887)	95,218
BlackRock Global Opportunities V.I. Class I Shares	298,015	3,074	1,744	1,330	—	1,045	1,045	34,972	36,017	37,347	(45,280)	(7,933)	290,082
BlackRock High Yield	2,372,289	163,626	14,397	149,229	—	15,385	15,385	187,640	203,025	352,254	(106,900)	245,354	2,617,643
BlackRock International V.I. Class I Shares	756,918	14,495	4,780	9,715	—	(49,832)	(49,832)	143,443	93,611	103,326	(45,805)	57,521	814,439
BlackRock Large Cap Core	10,757,623	190,783	69,054	121,729	—	207,789	207,789	942,862	1,150,651	1,272,380	(987,923)	284,457	11,042,080
BlackRock Large Cap Growth V.I. Class I Shares	860,066	14,946	5,680	9,266	77,360	11,155	88,515	23,834	112,349	121,615	76,962	198,577	1,058,643
BlackRock Large Cap Value V.I. Class I Shares	815,502	12,892	5,320	7,572	—	(98,009)	(98,009)	187,111	89,102	96,674	(30,388)	66,286	881,788
BlackRock Managed Volatility V.I. Class I Shares	55,533	836	437	399	—	147	147	4,455	4,602	5,001	(1,151)	3,850	59,383
BlackRock Money Market	17,138,502	6	88,345	(88,339)	391	—	391	—	391	(87,948)	(3,697,880)	(3,785,828)	13,352,674
BlackRock S&P 500 Index V.I. Class I Shares	1,476,547	29,465	8,784	20,681	34,647	17,847	52,494	122,153	174,647	195,328	(113,429)	81,899	1,558,446
BlackRock Total Return	6,243,387	226,828	38,644	188,184	—	8,459	8,459	244,851	253,310	441,494	(83,342)	358,152	6,601,539
BlackRock U.S. Government Bond	11,543,137	240,926	66,191	174,735	309,601	10,781	320,382	(270,677)	49,705	224,440	(984,996)	(760,556)	10,782,581
BlackRock Value Opportunities V.I. Class I Shares	2,179,618	9,866	13,438	(3,572)	—	(77,017)	(77,017)	325,841	248,824	245,252	(338,218)	(92,966)	2,086,652

See Accompanying Notes.

(1)	See Footnote 1

3

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
Invesco V.I. American Franchise Series I Shares(1)	$—	$—	$1,904	$(1,904)	$—	$(7,626)	$(7,626)	$(9,494)	$(17,120)	$(19,024)	$403,609	$384,585	$384,585
Invesco V.I. Core Equity Series I Shares	398,921	4,207	2,676	1,531	—	2,923	2,923	47,958	50,881	52,412	(9,844)	42,568	441,489
MFS® Growth Initial Class	442,930	—	3,685	(3,685)	—	22,875	22,875	67,872	90,747	87,062	59,677	146,739	589,669

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
2014 Trust	$932,006	$—	$7,980	$(7,980)	$—	$60,575	$60,575	$(59,747)	$828	$(7,152)	$(89,001)	$(96,153)	$835,853
2019 Trust	38,587	—	351	(351)	—	375	375	(1,629)	(1,254)	(1,605)	(561)	(2,166)	36,421
AllianceBernstein Large Cap Growth Class A Shares	1,071,330	890	7,250	(6,360)	—	73,239	73,239	301,918	375,157	368,797	(54,498)	314,299	1,385,629
BlackRock Balanced Capital	47,740,894	954,065	284,301	669,764	117,153	868,314	985,467	7,030,566	8,016,033	8,685,797	(5,544,407)	3,141,390	50,882,284
BlackRock Basic Value V.I. Class I Shares	4,238,087	64,199	25,822	38,377	—	13,702	13,702	1,402,723	1,416,425	1,454,802	(803,038)	651,764	4,889,851
BlackRock Capital Appreciation	6,348,670	18,419	41,909	(23,490)	—	245,240	245,240	1,836,602	2,081,842	2,058,352	(197,325)	1,861,027	8,209,697
BlackRock Equity Dividend V.I. Class I Shares	1,028,199	21,181	6,158	15,023	15,524	25,145	40,669	175,958	216,627	231,650	(140,141)	91,509	1,119,708
BlackRock Global Allocation	19,857,344	373,421	123,856	249,565	—	(133,220)	(133,220)	2,609,547	2,476,327	2,725,892	(1,312,067)	1,413,825	21,271,169
BlackRock Global Allocation V.I. Class I Shares	95,218	1,160	671	489	3,735	592	4,327	8,283	12,610	13,099	(3,531)	9,568	104,786
BlackRock Global Opportunities V.I. Class I Shares	290,082	1,198	1,935	(737)	—	2,973	2,973	82,296	85,269	84,532	(3,400)	81,132	371,214
BlackRock High Yield	2,617,643	167,671	15,902	151,769	5,971	88,756	94,727	5,876	100,603	252,372	41,820	294,192	2,911,835
BlackRock International V.I. Class I Shares	814,439	19,725	5,364	14,361	—	(30,348)	(30,348)	193,027	162,679	177,040	(9,364)	167,676	982,115
BlackRock Large Cap Core	11,042,080	126,839	65,374	61,465	—	692,247	692,247	2,433,039	3,125,286	3,186,751	(2,303,788)	882,963	11,925,043
BlackRock Large Cap Growth V.I. Class I Shares	1,058,643	5,782	5,095	687	67,928	103,160	171,088	86,357	257,445	258,132	(387,274)	(129,142)	929,501
BlackRock Large Cap Value V.I. Class I Shares	881,788	14,960	6,695	8,265	89,828	(3,042)	86,786	227,380	314,166	322,431	146,511	468,942	1,350,730
BlackRock Managed Volatility V.I. Class I Shares	59,383	931	463	468	1,436	267	1,703	4,754	6,457	6,925	(1,221)	5,704	65,087
BlackRock Money Market	13,352,674	4	74,276	(74,272)	391	—	391	—	391	(73,881)	(1,888,068)	(1,961,949)	11,390,725
BlackRock S&P 500 Index V.I. Class I Shares	1,558,446	31,339	10,669	20,670	60,908	33,695	94,603	369,568	464,171	484,841	15,435	500,276	2,058,722
BlackRock Total Return	6,601,539	164,745	29,491	135,254	—	60,826	60,826	(285,235)	(224,409)	(89,155)	(1,776,913)	(1,866,068)	4,735,471
BlackRock U.S. Government Bond	10,782,581	204,650	51,690	152,960	15,052	(73,170)	(58,118)	(421,432)	(479,550)	(326,590)	(2,346,425)	(2,673,015)	8,109,566
BlackRock Value Opportunities V.I. Class I Shares	2,086,652	14,213	15,577	(1,364)	—	54,007	54,007	845,876	899,883	898,519	28,337	926,856	3,013,508

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
Invesco V.I. American Franchise Series I Shares	$384,585	$1,698	$2,546	$(848)	$—	$2,136	$2,136	$151,334	$153,470	$152,622	$109,321	$261,943	$646,528
Invesco V.I. Core Equity Series I Shares	441,489	6,861	3,068	3,793	—	9,121	9,121	108,779	117,900	121,693	(29,465)	92,228	533,717
MFS® Growth Initial Class	589,669	1,865	4,519	(2,654)	5,909	19,203	25,112	216,920	242,032	239,378	83,602	322,980	912,649

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Merrill Lynch of New York Variable Life Separate Account (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company of New York (TALICNY), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Prime Plan I -VII NY, Directed Life I NY, Directed Life II NY, and Prime Plan Investor NY.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Zero Coupon Trust	Zero Coupon Trust
2014 Trust	2014 Trust
2019 Trust	2019 Trust
AllianceBernstein Variable Products Series Fund, Inc.	AllianceBernstein Variable Products Series Fund, Inc.
AllianceBernstein Large Cap Growth Class A Shares	AllianceBernstein Large Cap Growth Portfolio Class A Shares
BlackRock Series Fund, Inc.	BlackRock Series Fund, Inc.
BlackRock Balanced Capital	BlackRock Balanced Capital Fund
BlackRock Capital Appreciation	BlackRock Capital Appreciation Fund
BlackRock Global Allocation	BlackRock Global Allocation Fund
BlackRock High Yield	BlackRock High Yield Fund
BlackRock Large Cap Core	BlackRock Large Cap Core Fund
BlackRock Money Market	BlackRock Money Market Fund
BlackRock Total Return	BlackRock Total Return Fund
BlackRock U.S. Government Bond	BlackRock U.S. Government Bond Fund
BlackRock Variable Series Fund, Inc.	BlackRock Variable Series Fund, Inc.
BlackRock Basic Value V.I. Class I Shares	BlackRock Basic Value V.I. Fund Class I Shares
BlackRock Equity Dividend V.I. Class I Shares	BlackRock Equity Dividend V.I. Fund Class I Shares
BlackRock Global Allocation V.I. Class I Shares	BlackRock Global Allocation V.I. Fund Class I Shares
BlackRock Global Opportunities V.I. Class I Shares	BlackRock Global Opportunities V.I. Fund Class I Shares
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Growth V.I. Class I Shares	BlackRock Large Cap Growth V.I. Fund Class I Shares
BlackRock Large Cap Value V.I. Class I Shares	BlackRock Large Cap Value V.I. Fund Class I Shares
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Managed Volatility V.I. Fund Class I Shares
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock Value Opportunities V.I. Class I Shares	BlackRock Value Opportunities V.I. Fund Class I Shares
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. American Franchise Series I Shares	Invesco V.I. American Franchise Portfolio Series I Shares
Invesco V.I. Core Equity Series I Shares	Invesco V.I. Core Equity Portfolio Series I Shares
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth Initial Class	MFS® Growth Portfolio Initial Class

7

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
Invesco V.I. American Franchise Series I Shares	April 27, 2012

The following subaccount name changes were made effective during the fiscal year ended December 31, 2013:

Subaccount	Formerly
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Balanced Capital V.I. Class I Shares
Invesco V.I. American Franchise Series I Shares	Invesco Van Kampen V.I. American Franchise Series I Shares

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

8

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2013

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales
2014 Trust	$6,985	$103,967
2019 Trust	—	913
AllianceBernstein Large Cap Growth Class A Shares	154,829	215,708
BlackRock Balanced Capital	1,579,006	6,337,335
BlackRock Basic Value V.I. Class I Shares	465,389	1,229,962
BlackRock Capital Appreciation	297,861	519,097
BlackRock Equity Dividend V.I. Class I Shares	116,980	226,574
BlackRock Global Allocation	672,073	1,734,578
BlackRock Global Allocation V.I. Class I Shares	4,895	4,201
BlackRock Global Opportunities V.I. Class I Shares	10,996	15,144
BlackRock High Yield	515,511	317,602
BlackRock International V.I. Class I Shares	77,026	72,127
BlackRock Large Cap Core	323,416	2,565,660
BlackRock Large Cap Growth V.I. Class I Shares	144,793	463,456
BlackRock Large Cap Value V.I. Class I Shares	322,927	78,327
BlackRock Managed Volatility V.I. Class I Shares	2,368	1,685
BlackRock Money Market	9,688,129	11,650,076
BlackRock S&P 500 Index V.I. Class I Shares	368,367	271,357
BlackRock Total Return	294,455	1,930,425
BlackRock U.S. Government Bond	373,137	2,543,509
BlackRock Value Opportunities V.I. Class I Shares	262,106	235,148
Invesco V.I. American Franchise Series I Shares	179,385	70,910
Invesco V.I. Core Equity Series I Shares	8,455	34,128
MFS® Growth Initial Class	130,295	43,441

9

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
2014 Trust	91	(2,493)	(2,402)	—	(2,732)	(2,732)
2019 Trust	—	(23)	(23)	—	(22)	(22)
AllianceBernstein Large Cap Growth Class A Shares	7,754	(10,399)	(2,645)	13,689	(9,469)	4,220
BlackRock Balanced Capital	—	(72,497)	(72,497)	—	(69,339)	(69,339)
BlackRock Basic Value V.I. Class I Shares	—	(15,506)	(15,506)	—	(8,866)	(8,866)
BlackRock Capital Appreciation	702	(2,480)	(1,778)	—	(9,728)	(9,728)
BlackRock Equity Dividend V.I. Class I Shares	2,299	(5,373)	(3,074)	10,054	(3,616)	6,438
BlackRock Global Allocation	—	(18,970)	(18,970)	—	(24,535)	(24,535)
BlackRock Global Allocation V.I. Class I Shares	—	(82)	(82)	—	(3,525)	(3,525)
BlackRock Global Opportunities V.I. Class I Shares	—	(158)	(158)	—	(3,138)	(3,138)
BlackRock High Yield	1,964	(1,368)	596	683	(2,426)	(1,743)
BlackRock International V.I. Class I Shares	—	(519)	(519)	—	(2,792)	(2,792)
BlackRock Large Cap Core	—	(14,397)	(14,397)	—	(6,818)	(6,818)
BlackRock Large Cap Growth V.I. Class I Shares	—	(28,934)	(28,934)	80,464	(74,589)	5,875
BlackRock Large Cap Value V.I. Class I Shares	17,290	(9,514)	7,776	1,407	(3,659)	(2,252)
BlackRock Managed Volatility V.I. Class I Shares	—	(32)	(32)	—	(32)	(32)
BlackRock Money Market	22,712	(68,528)	(45,816)	—	(89,234)	(89,234)
BlackRock S&P 500 Index V.I. Class I Shares	11,176	(10,674)	502	—	(6,212)	(6,212)
BlackRock Total Return	—	(16,942)	(16,942)	2,510	(3,337)	(827)
BlackRock U.S. Government Bond	—	(26,714)	(26,714)	—	(11,026)	(11,026)
BlackRock Value Opportunities V.I. Class I Shares	4,600	(3,764)	836	52	(7,658)	(7,606)
Invesco V.I. American Franchise Series I Shares	20,034	(11,858)	8,176	61,677	(22,071)	39,606
Invesco V.I. Core Equity Series I Shares	—	(1,998)	(1,998)	—	(768)	(768)
MFS® Growth Initial Class	12,940	(9,343)	3,597	16,509	(13,349)	3,160

10

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
2014 Trust
	12/31/2013	23,101	$36.90 to $34.08	$835,853	—%	0.84% to 1.24%	(0.74)% to (1.13)%
	12/31/2012	25,503	37.18 to 34.47	932,006	—	0.84 to 1.24	(0.62) to (1.01)
	12/31/2011	28,235	37.41 to 34.82	1,040,631	—	0.84 to 1.24	1.92 to 1.52
	12/31/2010	28,651	36.70 to 34.30	1,036,990	—	0.84 to 1.24	5.70 to 5.28
	12/31/2009	39,775	34.72 to 32.58	1,364,399	—	0.84 to 1.24	(0.84) to (1.24)
2019 Trust
	12/31/2013	1,511	24.47 to 23.06	36,421	—	0.84 to 1.24	(4.10) to (4.48)
	12/31/2012	1,534	25.51 to 24.14	38,587	—	0.84 to 1.24	2.98 to 2.57
	12/31/2011	1,556	24.77 to 23.53	38,050	—	0.84 to 1.24	13.71 to 13.26
	12/31/2010	1,578	21.78 to 20.78	33,971	—	0.84 to 1.24	10.83 to 10.39
	12/31/2009	1,600	19.66 to 18.82	31,100	—	0.84 to 1.24	(8.14) to (8.51)
AllianceBernstein Large Cap Growth Class A Shares
	12/31/2013	49,418	28.66 to 26.75	1,385,629	0.08	0.50 to 0.90	36.67 to 36.13
	12/31/2012	52,063	20.97 to 19.65	1,071,330	0.31	0.50 to 0.90	15.81 to 15.35
	12/31/2011	47,843	18.11 to 17.04	849,270	0.31	0.50 to 0.90	(3.52) to (3.91)
	12/31/2010	60,087	18.77 to 17.73	1,108,245	0.51	0.50 to 0.90	9.55 to 9.12
	12/31/2009	71,461	17.13 to 16.25	1,206,477	0.15	0.50 to 0.90	36.83 to 36.28
BlackRock Balanced Capital
	12/31/2013	589,076	88.68 to 78.98	50,882,284	1.98	0.50 to 0.90	19.69 to 19.22
	12/31/2012	661,573	74.09 to 66.25	47,740,894	2.31	0.50 to 0.90	10.24 to 9.80
	12/31/2011	730,912	67.21 to 60.34	47,889,995	2.64	0.50 to 0.90	4.06 to 3.65
	12/31/2010	795,900	64.59 to 58.21	50,183,968	2.45	0.50 to 0.90	8.74 to 8.31
	12/31/2009	876,365	59.39 to 53.74	50,858,941	2.92	0.50 to 0.90	18.14 to 17.66
BlackRock Basic Value V.I. Class I Shares
	12/31/2013	82,362	60.34 to 55.73	4,889,851	1.44	0.50 to 0.90	37.39 to 36.84
	12/31/2012	97,868	43.92 to 40.73	4,238,087	1.81	0.50 to 0.90	13.48 to 13.03
	12/31/2011	106,734	38.70 to 36.03	4,075,802	1.73	0.50 to 0.90	(2.93) to (3.32)
	12/31/2010	116,192	39.87 to 37.27	4,573,537	1.65	0.50 to 0.90	12.24 to 11.80
	12/31/2009	119,075	35.52 to 33.34	4,177,812	2.07	0.50 to 0.90	30.49 to 29.96
BlackRock Capital Appreciation
	12/31/2013	53,112	160.42 to 140.39	8,209,697	0.27	0.50 to 0.90	33.86 to 33.33
	12/31/2012	54,890	119.84 to 105.29	6,348,670	1.11	0.50 to 0.90	13.91 to 13.46
	12/31/2011	64,618	105.20 to 92.80	6,576,957	0.66	0.50 to 0.90	(9.11) to (9.47)
	12/31/2010	72,828	115.75 to 102.51	8,173,483	0.53	0.50 to 0.90	19.44 to 18.97
	12/31/2009	74,941	96.91 to 86.17	7,044,833	0.72	0.50 to 0.90	36.72 to 36.17
BlackRock Equity Dividend V.I. Class I Shares
	12/31/2013	22,842	49.62 to 45.83	1,119,708	1.90	0.50 to 0.90	23.90 to 23.41
	12/31/2012	25,916	40.05 to 37.14	1,028,199	2.33	0.50 to 0.90	11.56 to 11.12
	12/31/2011	19,478	35.90 to 33.42	692,587	2.09	0.50 to 0.90	5.44 to 5.02
	12/31/2010	18,101	34.05 to 31.83	610,137	2.73	0.50 to 0.90	9.78 to 9.35
	12/31/2009	22,193	31.01 to 29.10	679,467	3.18	0.50 to 0.90	14.30 to 13.84
BlackRock Global Allocation
	12/31/2013	284,924	76.84 to 69.04	21,271,169	1.83	0.50 to 0.90	14.37 to 13.91
	12/31/2012	303,894	67.19 to 60.60	19,857,344	1.39	0.50 to 0.90	9.90 to 9.47
	12/31/2011	328,429	61.13 to 55.36	19,565,202	6.52	0.50 to 0.90	(3.87) to (4.25)
	12/31/2010	333,798	63.60 to 57.82	20,703,389	1.37	0.50 to 0.90	9.76 to 9.33
	12/31/2009	346,680	57.94 to 52.89	19,607,203	2.62	0.50 to 0.90	21.88 to 21.39

11

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Global Allocation V.I. Class I Shares
	12/31/2013	2,326	$46.86 to $42.90	$104,786	1.16%	0.50% to 0.90%	14.19% to 13.73%
	12/31/2012	2,408	41.04 to 37.72	95,218	1.43	0.50 to 0.90	9.73 to 9.29
	12/31/2011	5,933	37.40 to 34.52	216,105	2.13	0.50 to 0.90	(3.97) to (4.35)
	12/31/2010	6,430	38.95 to 36.09	244,460	1.21	0.50 to 0.90	9.51 to 9.07
	12/31/2009	6,609	35.57 to 33.09	229,768	1.64	0.50 to 0.90	20.60 to 20.12
BlackRock Global Opportunities V.I. Class I Shares
	12/31/2013	18,243	20.64 to 19.38	371,214	0.36	0.50 to 0.90	29.13 to 28.62
	12/31/2012	18,401	15.98 to 15.07	290,082	1.04	0.50 to 0.90	14.04 to 13.59
	12/31/2011	21,539	14.01 to 13.27	298,015	1.00	0.50 to 0.90	(12.83) to (13.17)
	12/31/2010	31,347	16.08 to 15.28	498,862	0.55	0.50 to 0.90	10.67 to 10.24
	12/31/2009	61,108	14.52 to 13.86	880,103	3.52	0.50 to 0.90	34.97 to 34.43
BlackRock High Yield
	12/31/2013	39,579	75.49 to 67.50	2,911,835	6.18	0.50 to 0.90	9.75 to 9.32
	12/31/2012	38,983	68.78 to 61.75	2,617,643	6.63	0.50 to 0.90	15.62 to 15.16
	12/31/2011	40,726	59.49 to 53.62	2,372,289	7.19	0.50 to 0.90	1.54 to 1.14
	12/31/2010	44,655	58.59 to 53.02	2,567,968	7.77	0.50 to 0.90	15.62 to 15.16
	12/31/2009	44,332	50.68 to 46.04	2,202,944	9.90	0.50 to 0.90	51.94 to 51.33
BlackRock International V.I. Class I Shares
	12/31/2013	43,883	22.75 to 21.37	982,115	2.22	0.50 to 0.90	22.14 to 21.66
	12/31/2012	44,402	18.63 to 17.57	814,439	1.84	0.50 to 0.90	14.51 to 14.05
	12/31/2011	47,194	16.27 to 15.40	756,918	2.30	0.50 to 0.90	(14.14) to (14.48)
	12/31/2010	55,965	18.95 to 18.01	1,046,360	1.03	0.50 to 0.90	6.04 to 5.62
	12/31/2009	69,287	17.87 to 17.05	1,224,447	2.32	0.50 to 0.90	29.32 to 28.80
BlackRock Large Cap Core
	12/31/2013	58,853	209.33 to 183.20	11,925,043	1.16	0.50 to 0.90	33.62 to 33.09
	12/31/2012	73,250	156.66 to 137.65	11,042,080	1.71	0.50 to 0.90	12.39 to 11.94
	12/31/2011	80,068	139.39 to 122.97	10,757,623	1.26	0.50 to 0.90	2.10 to 1.70
	12/31/2010	86,182	136.53 to 120.91	11,361,193	1.53	0.50 to 0.90	9.55 to 9.11
	12/31/2009	92,930	124.63 to 110.82	11,186,589	1.58	0.50 to 0.90	22.29 to 21.80
BlackRock Large Cap Growth V.I. Class I Shares
	12/31/2013	56,022	16.75 to 15.79	929,501	0.64	0.50 to 0.90	33.25 to 32.72
	12/31/2012	84,956	12.57 to 11.90	1,058,643	1.48	0.50 to 0.90	14.65 to 14.19
	12/31/2011	79,081	10.96 to 10.42	860,066	0.99	0.50 to 0.90	1.95 to 1.54
	12/31/2010	44,658	10.75 to 10.26	476,240	0.69	0.50 to 0.90	14.91 to 14.46
	12/31/2009	36,705	9.36 to 8.97	341,582	0.52	0.50 to 0.90	26.18 to 25.67
BlackRock Large Cap Value V.I. Class I Shares
	12/31/2013	59,160	23.05 to 21.90	1,350,730	1.29	0.50 to 0.90	32.94 to 32.41
	12/31/2012	51,384	17.34 to 16.54	881,788	1.42	0.50 to 0.90	13.01 to 12.56
	12/31/2011	53,636	15.34 to 14.69	815,502	1.32	0.50 to 0.90	(1.25) to (1.64)
	12/31/2010	72,241	15.54 to 14.94	1,112,533	1.23	0.50 to 0.90	8.07 to 7.65
	12/31/2009	73,150	14.37 to 13.88	1,043,326	1.61	0.50 to 0.90	13.76 to 13.30
BlackRock Managed Volatility V.I. Class I Shares
	12/31/2013	1,595	42.13 to 40.03	65,087	1.50	0.50 to 0.90	12.06 to 11.61
	12/31/2012	1,627	37.59 to 35.86	59,383	1.43	0.50 to 0.90	9.33 to 8.90
	12/31/2011	1,659	34.38 to 32.93	55,533	1.75	0.50 to 0.90	3.33 to 2.92
	12/31/2010	2,310	33.28 to 32.00	75,281	1.87	0.50 to 0.90	8.22 to 7.79
	12/31/2009	2,351	30.75 to 29.68	70,955	2.37	0.50 to 0.90	17.35 to 16.87
BlackRock Money Market
	12/31/2013	276,989	42.22 to 36.95	11,390,725	—	0.50 to 0.90	(0.49) to (0.89)
	12/31/2012	322,805	42.43 to 37.28	13,352,674	—	0.50 to 0.90	(0.50) to (0.89)
	12/31/2011	412,039	42.64 to 37.61	17,138,502	—	0.50 to 0.90	(0.49) to (0.89)
	12/31/2010	480,727	42.85 to 37.95	20,117,412	0.01	0.50 to 0.90	(0.49) to (0.88)
	12/31/2009	540,878	43.06 to 38.29	22,756,775	0.32	0.50 to 0.90	(0.19) to (0.59)

12

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock S&P 500 Index V.I. Class I Shares
	12/31/2013		69,877	$29.94	to	$27.95	$2,058,722	1.75%	0.50%	to	0.90%	31.21%	to	30.69%
	12/31/2012		69,375	22.82	to	21.39	1,558,446	2.03	0.50	to	0.90	15.02	to	14.56
	12/31/2011		75,587	19.84	to	18.67	1,476,547	1.78	0.50	to	0.90	1.19	to	0.79
	12/31/2010		64,868	19.61	to	18.52	1,251,568	1.65	0.50	to	0.90	14.13	to	13.67
	12/31/2009		67,643	17.18	to	16.30	1,145,000	2.12	0.50	to	0.90	25.56	to	25.06
BlackRock Total Return
	12/31/2013		43,804	110.54	to	96.74	4,735,471	3.13	0.50	to	0.90	(1.54)	to	(1.93)
	12/31/2012		60,746	112.28	to	98.65	6,601,539	3.52	0.50	to	0.90	7.24	to	6.81
	12/31/2011		61,573	104.70	to	92.36	6,243,387	4.38	0.50	to	0.90	5.82	to	5.40
	12/31/2010		70,090	98.94	to	87.62	6,731,538	4.57	0.50	to	0.90	7.97	to	7.54
	12/31/2009		78,474	91.64	to	81.48	6,983,194	5.69	0.50	to	0.90	14.31	to	13.85
BlackRock U.S. Government Bond
	12/31/2013		91,923	90.31	to	79.03	8,109,566	2.24	0.50	to	0.90	(3.48)	to	(3.86)
	12/31/2012		118,637	93.56	to	82.21	10,782,581	2.15	0.50	to	0.90	2.12	to	1.72
	12/31/2011		129,663	91.62	to	80.82	11,543,137	2.73	0.50	to	0.90	5.93	to	5.51
	12/31/2010		145,278	86.49	to	76.60	12,236,366	3.81	0.50	to	0.90	8.22	to	7.79
	12/31/2009		158,902	79.92	to	71.06	12,381,279	4.57	0.50	to	0.90	(2.15)	to	(2.55)
BlackRock Value Opportunities V.I. Class I Shares
	12/31/2013		43,791	70.16	to	64.81	3,013,508	0.55	0.50	to	0.90	41.69	to	41.13
	12/31/2012		42,955	49.52	to	45.92	2,086,652	0.44	0.50	to	0.90	12.97	to	12.52
	12/31/2011		50,561	43.83	to	40.81	2,179,618	0.39	0.50	to	0.90	(2.91)	to	(3.29)
	12/31/2010		57,394	45.15	to	42.20	2,549,934	0.56	0.50	to	0.90	28.05	to	27.54
	12/31/2009		57,527	35.26	to	33.09	1,997,246	0.70	0.50	to	0.90	27.70	to	27.19
Invesco V.I. American Franchise Series I Shares
	12/31/2013		47,782	13.55	to	13.46	646,528	0.40	0.50	to	0.90	39.44	to	38.89
	12/31/2012	(1)	39,606	9.72	to	9.69	384,585	—	0.50	to	0.90	—	to	—
Invesco V.I. Core Equity Series I Shares
	12/31/2013		32,000	16.85	to	16.32	533,717	1.40	0.50	to	0.90	28.61	to	28.10
	12/31/2012		33,998	13.10	to	12.74	441,489	0.99	0.50	to	0.90	13.31	to	12.86
	12/31/2011		34,766	11.56	to	11.29	398,921	0.89	0.50	to	0.90	(0.56)	to	(0.95)
	12/31/2010		48,569	11.63	to	11.40	561,339	0.94	0.50	to	0.90	9.01	to	8.58
	12/31/2009		56,141	10.66	to	10.50	595,682	1.85	0.50	to	0.90	27.66	to	27.14
MFS® Growth Initial Class
	12/31/2013		29,945	30.91	to	28.86	912,649	0.24	0.50	to	0.90	36.17	to	35.63
	12/31/2012		26,348	22.70	to	21.28	589,669	—	0.50	to	0.90	16.80	to	16.33
	12/31/2011		23,188	19.44	to	18.29	442,930	0.20	0.50	to	0.90	(0.82)	to	(1.21)
	12/31/2010		23,422	19.60	to	18.51	451,350	0.13	0.50	to	0.90	14.76	to	14.31
	12/31/2009		36,726	17.07	to	16.20	619,490	0.31	0.50	to	0.90	36.99	to	36.44

13

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

14

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

An annual charge is deducted from the unit values of the subaccounts of the Separate Account for TALICNY’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the account and ranges from 0.50% to 0.90%, depending on the death benefit selected. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for a trust acquisition fee:

Subaccount	Additional Trust Acquisition Fee Assessed
2014 Trust	0.34%
2019 Trust	0.34%

6. Income Tax

Operations of the Separate Account form a part of TALICNY, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALICNY for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALICNY. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALICNY, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

15

Transamerica Advisors Life Insurance Company of New York

Merrill Lynch of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

16

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Years Ended December 31, 2012 and 2011

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Financial Statements

Years Ended December 31, 2012 and 2011

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, Iowa 50309-2767 Tel: 515 243 2727 www.ey.com

The Board of Directors and Contract Owners

Of Variable Life Separate Account

Merrill Lynch of New York Variable Life

We have audited the accompanying statements of assets and liabilities of the subaccounts of Merrill Lynch of New York Variable Life Separate Account (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2012, the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Merrill Lynch of New York Variable Life Separate Account, at December 31, 2012, and the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa

April 29, 2013

A member firm of Ernst & Young Global Limited

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Assets and Liabilities

December 31, 2012

	Invesco V.I. Core Equity Subaccount	Invesco Van Kampen V.I. American Franchise Subaccount	AllianceBernstein VPS Large Cap Growth Subaccount	BlackRock Balanced Capital Subaccount	BlackRock Total Return Subaccount
Assets
Investment in securities:
Number of shares	14,647.917	10,600.458	34,370.530	3,078,071.894	556,559.925

Cost	$376,952	$394,079	$922,716	$41,885,036	$6,127,742

Investments in mutual funds, Level 1 prices quoted at net asset value	$441,488	$384,585	$1,071,329	$47,740,895	$6,584,104
Receivable for units sold	1	—	1	—	17,435

Total assets	441,489	384,585	1,071,330	47,740,895	6,601,539

Liabilities
Payable for units redeemed	—	—	—	1	—

Total net assets	$441,489	$384,585	$1,071,330	$47,740,894	$6,601,539

Net Assets:
Deferred annuity contracts terminable by owners	$441,489	$384,585	$1,071,330	$47,740,894	$6,601,539

Total net assets	$441,489	$384,585	$1,071,330	$47,740,894	$6,601,539

Accumulation units outstanding:
M&E - 0.50%	—	8,615	7,517	119,327	24,223

M&E - 0.60%	30,448	26,888	37,302	502,357	21,763

M&E - 0.75%	1,233	2,142	3,974	27,304	12,531

M&E - 0.90%	2,317	1,961	3,270	12,585	2,229

Accumulation unit value:
M&E - 0.50%	$13.099238	$9.717073	$20.968422	$74.093899	$112.277019

M&E - 0.60%	$13.008697	$9.710515	$20.627302	$72.020072	$108.651763

M&E - 0.75%	$12.875679	$9.700696	$20.134461	$69.073686	$103.530775

M&E - 0.90%	$12.744115	$9.690887	$19.653502	$66.248283	$98.651791

See accompanying notes.

2

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Assets and Liabilities

December 31, 2012

	BlackRock Capital Appreciation Subaccount	BlackRock Global Allocation Subaccount	BlackRock U.S. Government Bond Subaccount	BlackRock High Yield Subaccount	BlackRock Large Cap Core Subaccount
Assets
Investment in securities:
Number of shares	223,308.816	1,321,180.556	955,067.331	473,670.687	533,433.819

Cost	$4,673,081	$19,865,815	$10,807,802	$2,343,223	$11,199,361

Investments in mutual funds, Level 1 prices quoted at net asset value	$6,348,670	$19,857,344	$10,763,609	$2,605,189	$11,042,080
Receivable for units sold	—	—	18,972	12,454	—

Total assets	6,348,670	19,857,344	10,782,581	2,617,643	11,042,080

Liabilities
Payable for units redeemed	—	—	—	—	—

Total net assets	$6,348,670	$19,857,344	$10,782,581	$2,617,643	$11,042,080

Net Assets:
Deferred annuity contracts terminable by owners	$6,348,670	$19,857,344	$10,782,581	$2,617,643	$11,042,080

Total net assets	$6,348,670	$19,857,344	$10,782,581	$2,617,643	$11,042,080

Accumulation units outstanding:
M&E - 0.50%	18,064	73,753	48,696	11,918	21,754

M&E - 0.60%	24,930	182,698	47,484	23,710	30,373

M&E - 0.75%	7,720	28,822	19,917	1,551	17,923

M&E - 0.90%	4,176	18,621	2,540	1,804	3,200

Accumulation unit value:
M&E - 0.50%	$119.839025	$67.188255	$93.563328	$68.780471	$156.658981

M&E - 0.60%	$115.968833	$65.453736	$90.542281	$66.924728	$151.600171

M&E - 0.75%	$110.501904	$62.982190	$86.274807	$64.284599	$144.454206

M&E - 0.90%	$105.293363	$60.604350	$82.209029	$61.749023	$137.646008

See accompanying notes.

3

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Assets and Liabilities

December 31, 2012

	BlackRock Money Market Subaccount	BlackRock Balanced Capital V.I. Subaccount	BlackRock Basic Value V.I. Subaccount	BlackRock Global Allocation V.I. Subaccount	BlackRock Global Opportunities V.I. Subaccount
Assets
Investment in securities:
Number of shares	13,352,670.328	4,471.785	331,101.045	5,914.551	20,870.048

Cost	$13,352,670	$52,598	$4,424,696	$89,858	$273,160

Investments in mutual funds, Level 1 prices quoted at net asset value	$13,352,670	$59,385	$4,238,093	$95,224	$290,094
Receivable for units sold	4	—	—	—	—

Total assets	13,352,674	59,385	4,238,093	95,224	290,094

Liabilities
Payable for units redeemed	—	2	6	6	12

Total net assets	$13,352,674	$59,383	$4,238,087	$95,218	$290,082

Net Assets:
Deferred annuity contracts terminable by owners	$13,352,674	$59,383	$4,238,087	$95,218	$290,082

Total net assets	$13,352,674	$59,383	$4,238,087	$95,218	$290,082

Accumulation units outstanding:
M&E - 0.50%	108,729	—	38,919	655	2,308

M&E - 0.60%	194,259	805	52,350	900	15,571

M&E - 0.75%	13,740	—	3,841	—	522

M&E - 0.90%	6,077	822	2,758	853	—

Accumulation unit value:
M&E - 0.50%	$42.426602	$37.593535	$43.918876	$41.042066	$15.980868

M&E - 0.60%	$41.056608	$37.147600	$43.087354	$40.174219	$15.744891

M&E - 0.75%	$39.121361	$36.499089	$41.891057	$38.929572	$15.402691

M&E - 0.90%	$37.277601	$35.862080	$40.728268	$37.723774	$15.068016

See accompanying notes.

4

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Assets and Liabilities

December 31, 2012

	BlackRock S&P 500 Index V.I. Subaccount	BlackRock International Fund V.I. Subaccount	BlackRock Large Cap Growth V.I. Subaccount	BlackRock Large Cap Value V.I. Subaccount	BlackRock Value Opportunities V.I. Subaccount
Assets
Investment in securities:
Number of shares	101,001.177	90,093.352	91,737.005	82,179.982	107,615.714

Cost	$1,444,375	$763,577	$1,013,305	$891,866	$1,635,018

Investments in mutual funds, Level 1 prices quoted at net asset value	$1,558,448	$814,444	$1,058,645	$881,791	$2,086,669
Receivable for units sold	—	—	—	—	—

Total assets	1,558,448	814,444	1,058,645	881,791	2,086,669

Liabilities
Payable for units redeemed	2	5	2	3	17

Total net assets	$1,558,446	$814,439	$1,058,643	$881,788	$2,086,652

Net Assets:
Deferred annuity contracts terminable by owners	$1,558,446	$814,439	$1,058,643	$881,788	$2,086,652

Total net assets	$1,558,446	$814,439	$1,058,643	$881,788	$2,086,652

Accumulation units outstanding:
M&E - 0.50%	15,584	11,213	36,879	15,855	7,921

M&E - 0.60%	46,148	27,053	44,862	31,152	31,167

M&E - 0.75%	6,326	3,069	3,215	2,823	2,096

M&E - 0.90%	1,317	3,067	—	1,554	1,771

Accumulation unit value:
M&E - 0.50%	$22.820751	$18.630000	$12.568338	$17.337642	$49.517668

M&E - 0.60%	$22.449526	$18.354877	$12.395656	$17.131964	$48.579917

M&E - 0.75%	$21.913199	$17.955952	$12.145244	$16.832879	$47.230884

M&E - 0.90%	$21.389810	$17.565760	$11.899939	$16.539110	$45.919583

See accompanying notes.

5

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Assets and Liabilities

December 31, 2012

	BlackRock Equity Dividend V.I.	2013 Trust	2014 Trust	2019 Trust	MFS® Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	114,882.675	94,989.982	948,451.315	43,160.663	20,453.397

Cost	$970,035	$76,374	$517,691	$23,951	$474,567

Investments in mutual funds, Level 1 prices quoted at net asset value	$1,028,200	$90,790	$932,015	$38,589	$589,671
Receivable for units sold	—	—	—	—	—

Total assets	1,028,200	90,790	932,015	38,589	589,671

Liabilities
Payable for units redeemed	1	—	9	2	2

Total net assets	$1,028,199	$90,790	$932,006	$38,587	$589,669

Net Assets:
Deferred annuity contracts terminable by owners	$1,028,199	$90,790	$932,006	$38,587	$589,669

Total net assets	$1,028,199	$90,790	$932,006	$38,587	$589,669

Accumulation units outstanding:
M&E - 0.50%	14,275	1,535	13,004	—	7,567

M&E - 0.60%	10,830	667	8,874	1,534	16,491

M&E - 0.75%	811	501	—	—	1,788

M&E - 0.90%	—	—	3,625	—	502

Accumulation unit value:
M&E - 0.50%	$40.049296	$34.057465	$37.176181	$25.510627	$22.700224

M&E - 0.60%	$39.291180	$33.372664	$36.466501	$25.153816	$22.330880

M&E - 0.75%	$38.200457	$32.397786	$35.454638	$24.640891	$21.797291

M&E - 0.90%	$37.140296	$31.451543	$34.471060	$24.138563	$21.276541

See accompanying notes.

6

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012

	Invesco V.I. Core Equity Subaccount	Invesco Van Kampen V.I. American Franchise Subaccount(1)	AllianceBernstein VPS Large Cap Growth Subaccount	BlackRock Balanced Capital Subaccount
Net Assets as of January 1, 2011	$561,339	$—	$1,108,245	$50,183,968

Investment income:
Dividends	4,225	—	3,093	1,325,195
Investment expenses:
Mortality and expense risk and other charges	2,911	—	6,059	294,067

Net investment income (loss)	1,314	—	(2,966)	1,031,128
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	20,422	—	58,508	(187,760)

Net realized capital gains (losses) on investments	20,422	—	58,508	(187,760)
Net change in unrealized appreciation (depreciation)	(16,010)	—	(88,635)	1,148,609

Net gain (loss) on investment	4,412	—	(30,127)	960,849
Increase (decrease) in net assets from operations	5,726	—	(33,093)	1,991,977

Increase (decrease) in net assets from contract transactions	(168,144)	—	(225,882)	(4,285,950)

Total increase (decrease) in net assets	(162,418)	—	(258,975)	(2,293,973)

Net Assets as of December 31, 2011	$398,921	$—	$849,270	$47,889,995

Investment income:
Dividends	4,207	—	3,136	1,100,840
Investment expenses:
Mortality and expense risk and other charges	2,676	1,904	6,356	283,220

Net investment income (loss)	1,531	(1,904)	(3,220)	817,620
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Realized gain (loss) on investments	2,923	(7,626)	10,170	237,520

Net realized capital gains (losses) on investments	2,923	(7,626)	10,170	237,520
Net change in unrealized appreciation (depreciation)	47,958	(9,494)	128,937	3,568,251

Net gain (loss) on investment	50,881	(17,120)	139,107	3,805,771
Increase (decrease) in net assets from operations	52,412	(19,024)	135,887	4,623,391

Increase (decrease) in net assets from contract transactions	(9,844)	403,609	86,173	(4,772,492)

Total increase (decrease) in net assets	42,568	384,585	222,060	(149,101)

Net Assets as of December 31, 2012	$441,489	$384,585	$1,071,330	$47,740,894

See accompanying notes.

(1)	See footnote 1

7

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012

	BlackRock Total Return	BlackRock Capital Appreciation	BlackRock Global Allocation	BlackRock U.S. Government Bond
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$6,731,538	$8,173,483	$20,703,389	$12,236,366

Investment income:
Dividends	285,180	49,707	1,361,844	321,705
Investment expenses:
Mortality and expense risk and other charges	38,651	44,723	124,527	68,915

Net investment income (loss)	246,529	4,984	1,237,317	252,790
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	271,574	111,855
Realized gain (loss) on investments	(72,691)	75,163	89,538	(40,675)

Net realized capital gains (losses) on investments	(72,691)	75,163	361,112	71,180
Net change in unrealized appreciation (depreciation)	181,496	(749,000)	(2,428,105)	333,233

Net gain (loss) on investment	108,805	(673,837)	(2,066,993)	404,413
Increase (decrease) in net assets from operations	355,334	(668,853)	(829,676)	657,203

Increase (decrease) in net assets from contract transactions	(843,485)	(927,673)	(308,511)	(1,350,432)

Total increase (decrease) in net assets	(488,151)	(1,596,526)	(1,138,187)	(693,229)

Net Assets as of December 31, 2011	$6,243,387	$6,576,957	$19,565,202	$11,543,137

Investment income:
Dividends	226,828	74,336	276,714	240,926
Investment expenses:
Mortality and expense risk and other charges	38,644	40,828	120,688	66,191

Net investment income (loss)	188,184	33,508	156,026	174,735
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	—	309,601
Realized gain (loss) on investments	8,459	458,809	(325,733)	10,781

Net realized capital gains (losses) on investments	8,459	458,809	(325,733)	320,382
Net change in unrealized appreciation (depreciation)	244,851	392,603	2,013,435	(270,677)

Net gain (loss) on investment	253,310	851,412	1,687,702	49,705
Increase (decrease) in net assets from operations	441,494	884,920	1,843,728	224,440

Increase (decrease) in net assets from contract transactions	(83,342)	(1,113,207)	(1,551,586)	(984,996)

Total increase (decrease) in net assets	358,152	(228,287)	292,142	(760,556)

Net Assets as of December 31, 2012	$6,601,539	$6,348,670	$19,857,344	$10,782,581

See accompanying notes.

(1)	See footnote 1

8

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012

	BlackRock High Yield	BlackRock Large Cap Core	BlackRock Money Market	BlackRock Balanced Capital V.I.
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$2,567,968	$11,361,193	$20,117,412	$75,281

Investment income:
Dividends	178,549	143,973	38	1,301
Investment expenses:
Mortality and expense risk and other charges	14,207	69,428	107,727	530

Net investment income (loss)	164,342	74,545	(107,689)	771
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	86	—
Realized gain (loss) on investments	(49,885)	(7,103)	—	476

Net realized capital gains (losses) on investments	(49,885)	(7,103)	86	476
Net change in unrealized appreciation (depreciation)	(67,242)	170,401	—	405

Net gain (loss) on investment	(117,127)	163,298	86	881
Increase (decrease) in net assets from operations	47,215	237,843	(107,603)	1,652

Increase (decrease) in net assets from contract transactions	(242,894)	(841,413)	(2,871,307)	(21,400)

Total increase (decrease) in net assets	(195,679)	(603,570)	(2,978,910)	(19,748)

Net Assets as of December 31, 2011	$2,372,289	$10,757,623	$17,138,502	$55,533

Investment income:
Dividends	163,626	190,783	6	836
Investment expenses:
Mortality and expense risk and other charges	14,397	69,054	88,345	437

Net investment income (loss)	149,229	121,729	(88,339)	399
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	—	391	—
Realized gain (loss) on investments	15,385	207,789	—	147

Net realized capital gains (losses) on investments	15,385	207,789	391	147
Net change in unrealized appreciation (depreciation)	187,640	942,862	—	4,455

Net gain (loss) on investment	203,025	1,150,651	391	4,602
Increase (decrease) in net assets from operations	352,254	1,272,380	(87,948)	5,001

Increase (decrease) in net assets from contract transactions	(106,900)	(987,923)	(3,697,880)	(1,151)

Total increase (decrease) in net assets	245,354	284,457	(3,785,828)	3,850

Net Assets as of December 31, 2012	$2,617,643	$11,042,080	$13,352,674	$59,383

See accompanying notes.

(1)	See footnote 1

9

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012

	BlackRock Basic Value V.I.	BlackRock Global Allocation V.I.	BlackRock Global Opportunities V.I.	BlackRock S&P 500 Index V.I.
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$4,573,537	$244,460	$498,862	$1,251,568

Investment income:
Dividends	77,436	5,077	3,851	25,855
Investment expenses:
Mortality and expense risk and other charges	25,398	1,480	2,190	8,646

Net investment income (loss)	52,038	3,597	1,661	17,209
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	4,985	—	59,732
Realized gain (loss) on investments	(132,477)	10,345	24,429	5,610

Net realized capital gains (losses) on investments	(132,477)	15,330	24,429	65,342
Net change in unrealized appreciation (depreciation)	(56,668)	(27,893)	(78,196)	(77,095)

Net gain (loss) on investment	(189,145)	(12,563)	(53,767)	(11,753)
Increase (decrease) in net assets from operations	(137,107)	(8,966)	(52,106)	5,456

Increase (decrease) in net assets from contract transactions	(360,628)	(19,389)	(148,741)	219,523

Total increase (decrease) in net assets	(497,735)	(28,355)	(200,847)	224,979

Net Assets as of December 31, 2011	$4,075,802	$216,105	$298,015	$1,476,547

Investment income:
Dividends	75,667	3,070	3,074	29,465
Investment expenses:
Mortality and expense risk and other charges	24,063	1,405	1,744	8,784

Net investment income (loss)	51,604	1,665	1,330	20,681
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	596	—	34,647
Realized gain (loss) on investments	(97,651)	38,956	1,045	17,847

Net realized capital gains (losses) on investments	(97,651)	39,552	1,045	52,494
Net change in unrealized appreciation (depreciation)	575,698	(21,888)	34,972	122,153

Net gain (loss) on investment	478,047	17,664	36,017	174,647
Increase (decrease) in net assets from operations	529,651	19,329	37,347	195,328

Increase (decrease) in net assets from contract transactions	(367,366)	(140,216)	(45,280)	(113,429)

Total increase (decrease) in net assets	162,285	(120,887)	(7,933)	81,899

Net Assets as of December 31, 2012	$4,238,087	$95,218	$290,082	$1,558,446

See accompanying notes.

(1)	See footnote 1

10

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012

	BlackRock International Fund V.I.	BlackRock Large Cap Growth V.I.	BlackRock Large Cap Value V.I.	BlackRock Value Opportunities V.I.
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$1,046,360	$476,240	$1,112,533	$2,549,934

Investment income:
Dividends	22,437	7,784	11,620	9,466
Investment expenses:
Mortality and expense risk and other charges	5,759	4,413	4,998	14,292

Net investment income (loss)	16,678	3,371	6,622	(4,826)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	2,022	—	—
Realized gain (loss) on investments	(138,489)	(1,462)	(195,528)	(220,919)

Net realized capital gains (losses) on investments	(138,489)	560	(195,528)	(220,919)
Net change in unrealized appreciation (depreciation)	(19,176)	(15,968)	192,755	135,005

Net gain (loss) on investment	(157,665)	(15,408)	(2,773)	(85,914)
Increase (decrease) in net assets from operations	(140,987)	(12,037)	3,849	(90,740)

Increase (decrease) in net assets from contract transactions	(148,455)	395,863	(300,880)	(279,576)

Total increase (decrease) in net assets	(289,442)	383,826	(297,031)	(370,316)

Net Assets as of December 31, 2011	$756,918	$860,066	$815,502	$2,179,618

Investment income:
Dividends	14,495	14,946	12,892	9,866
Investment expenses:
Mortality and expense risk and other charges	4,780	5,680	5,320	13,438

Net investment income (loss)	9,715	9,266	7,572	(3,572)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—	77,360	—	—
Realized gain (loss) on investments	(49,832)	11,155	(98,009)	(77,017)

Net realized capital gains (losses) on investments	(49,832)	88,515	(98,009)	(77,017)
Net change in unrealized appreciation (depreciation)	143,443	23,834	187,111	325,841

Net gain (loss) on investment	93,611	112,349	89,102	248,824
Increase (decrease) in net assets from operations	103,326	121,615	96,674	245,252

Increase (decrease) in net assets from contract transactions	(45,805)	76,962	(30,388)	(338,218)

Total increase (decrease) in net assets	57,521	198,577	66,286	(92,966)

Net Assets as of December 31, 2012	$814,439	$1,058,643	$881,788	$2,086,652

See accompanying notes.

(1)	See footnote 1

11

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012

	BlackRock Equity Dividend V.I.	2013 Trust	2014 Trust	2019 Trust
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2011	$610,137	$102,541	$1,036,990	$33,971

Investment income:
Dividends	13,446	—	—	—
Investment expenses:
Mortality and expense risk and other charges	3,501	910	9,516	332

Net investment income (loss)	9,945	(910)	(9,516)	(332)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	4,112	—	—	—
Realized gain (loss) on investments	(61,844)	8,234	14,206	293

Net realized capital gains (losses) on investments	(57,732)	8,234	14,206	293
Net change in unrealized appreciation (depreciation)	83,728	(7,579)	14,325	4,613

Net gain (loss) on investment	25,996	655	28,531	4,906
Increase (decrease) in net assets from operations	35,941	(255)	19,015	4,574

Increase (decrease) in net assets from contract transactions	46,509	(9,366)	(15,374)	(495)

Total increase (decrease) in net assets	82,450	(9,621)	3,641	4,079

Net Assets as of December 31, 2011	$692,587	$92,920	$1,040,631	$38,050

Investment income:
Dividends	22,412	—	—	—
Investment expenses:
Mortality and expense risk and other charges	5,377	835	9,310	361

Net investment income (loss)	17,035	(835)	(9,310)	(361)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	845	—	—	—
Realized gain (loss) on investments	(72,450)	616	63,852	377

Net realized capital gains (losses) on investments	(71,605)	616	63,852	377
Net change in unrealized appreciation (depreciation)	157,053	(876)	(61,590)	1,074

Net gain (loss) on investment	85,448	(260)	2,262	1,451
Increase (decrease) in net assets from operations	102,483	(1,095)	(7,048)	1,090

Increase (decrease) in net assets from contract transactions	233,129	(1,035)	(101,577)	(553)

Total increase (decrease) in net assets	335,612	(2,130)	(108,625)	537

Net Assets as of December 31, 2012	$1,028,199	$90,790	$932,006	$38,587

See accompanying notes.

(1)	See footnote 1

12

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2011 and 2012

MFS® Growth
Subaccount
Net Assets as of January 1, 2011	$451,350

Investment income:
Dividends	974
Investment expenses:
Mortality and expense risk and other charges	2,942

Net investment income (loss)	(1,968)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—
Realized gain (loss) on investments	394

Net realized capital gains (losses) on investments	394
Net change in unrealized appreciation (depreciation)	(9,734)

Net gain (loss) on investment	(9,340)
Increase (decrease) in net assets from operations	(11,308)

Increase (decrease) in net assets from contract transactions	2,888

Total increase (decrease) in net assets	(8,420)

Net Assets as of December 31, 2011	$442,930

Investment income:
Dividends	—
Investment expenses:
Mortality and expense risk and other charges	3,685

Net investment income (loss)	(3,685)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	—
Realized gain (loss) on investments	22,875

Net realized capital gains (losses) on investments	22,875
Net change in unrealized appreciation (depreciation)	67,872

Net gain (loss) on investment	90,747
Increase (decrease) in net assets from operations	87,062

Increase (decrease) in net assets from contract transactions	59,677

Total increase (decrease) in net assets	146,739

Net Assets as of December 31, 2012	$589,669

See accompanying notes.

(1)	See footnote 1

13

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies

Organization

ML of New York Variable Life Separate Account (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company of New York (TALICNY), a wholly-owned subsidiary of AEGON USA, LLC (AUSA). AUSA is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Prime Plan I -VII NY, Directed Life I NY, Directed Life II NY, and Prime Plan Investor NY.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares
Invesco V.I. Core Equity	Invesco V.I. Core Equity Fund
Invesco Van Kampen V.I. American Franchise	Invesco Van Kampen V.I. American Franchise Fund
AllianceBernstein Variable Products Series Fund, Inc.	AllianceBernstein Variable Products Series Fund, Inc.
AllianceBernstein VPS Large Cap Growth	AllianceBernstein VPS Large Cap Growth Portfolio
BlackRock Series Fund, Inc.	BlackRock Series Fund, Inc.
BlackRock Balanced Capital	BlackRock Balanced Capital Portfolio
BlackRock Total Return	BlackRock Total Return Portfolio
BlackRock Capital Appreciation	BlackRock Capital Appreciation Portfolio
BlackRock Global Allocation	BlackRock Global Allocation Portfolio
BlackRock U.S. Government Bond	BlackRock U.S. Government Bond Portfolio
BlackRock High Yield	BlackRock High Yield Portfolio
BlackRock Large Cap Core	BlackRock Large Cap Core Portfolio
BlackRock Money Market	BlackRock Money Market Portfolio
BlackRock Variable Series Fund, Inc.	BlackRock Variable Series Fund, Inc.
BlackRock Balanced Capital V.I.	BlackRock Balanced Capital V.I. Fund
BlackRock Basic Value V.I.	BlackRock Basic Value V.I. Fund
BlackRock Global Allocation V.I.	BlackRock Global Allocation V.I. Fund
BlackRock Global Opportunities V.I.	BlackRock Global Opportunities V.I. Fund
BlackRock S&P 500 Index V.I.	BlackRock S&P 500 Index V.I. Fund
BlackRock International Fund V.I.	BlackRock International V.I. Fund
BlackRock Large Cap Growth V.I.	BlackRock Large Cap Growth V.I. Fund
BlackRock Large Cap Value V.I.	BlackRock Large Cap Value V.I. Fund
BlackRock Value Opportunities V.I.	BlackRock Value Opportunities V.I. Fund
BlackRock Equity Dividend V.I.	BlackRock Equity Dividend V.I. Fund
Zero Coupon Trust	Zero Coupon Trust
2013 Trust	2013 Trust
2014 Trust	2014 Trust
2019 Trust	2019 Trust
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth	MFS® Growth Series

14

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies (continued)

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
Invesco Van Kampen V.I. American Franchise	April 27, 2012

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
Invesco Van Kampen V.I. American Franchise	Invesco V.I. Capital Appreciation

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2012.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, which for the Separate Account was January 1, 2012. The adoption did not have a material impact on the financial statements.

15

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2012 were as follows:

Subaccount	Purchases	Sales
Invesco V.I. Core Equity	$12,853	$21,175
Invesco Van Kampen V.I. American Franchise	555,890	154,185
AllianceBernstein VPS Large Cap Growth	125,347	37,974
BlackRock Balanced Capital	1,481,030	5,435,900
BlackRock Total Return	735,324	625,959
BlackRock Capital Appreciation	337,692	1,417,391
BlackRock Global Allocation	692,376	2,087,935
BlackRock U.S. Government Bond	930,623	1,425,191
BlackRock High Yield	425,263	381,505
BlackRock Large Cap Core	345,280	1,211,476
BlackRock Money Market	4,035,467	7,821,210
BlackRock Balanced Capital V.I.	836	1,586
BlackRock Basic Value V.I.	125,741	441,522
BlackRock Global Allocation V.I.	3,665	141,613
BlackRock Global Opportunities V.I.	18,573	62,511
BlackRock S&P 500 Index V.I.	293,036	351,142
BlackRock International Fund V.I.	30,938	67,031
BlackRock Large Cap Growth V.I.	283,917	120,332
BlackRock Large Cap Value V.I.	137,935	160,755
BlackRock Value Opportunities V.I.	312,912	654,699
BlackRock Equity Dividend V.I.	459,755	208,750
2013 Trust	—	1,871
2014 Trust	—	110,885
2019 Trust	1	914
MFS® Growth	183,470	127,482
Total	11,527,924	23,070,994

16

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

3. Change in Units

The changes in units outstanding were as follows:

	Year ended December 31,
	2012			2011
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Invesco V.I. Core Equity	—	(768)	(768)	—	(13,803)	(13,803)
Invesco Van Kampen V.I. American Franchise	61,677	(22,071)	39,606	—	—	—
AllianceBernstein VPS Large Cap Growth	13,689	(9,469)	4,220	—	(12,244)	(12,244)
BlackRock Balanced Capital	—	(69,339)	(69,339)	—	(64,988)	(64,988)
BlackRock Total Return	2,510	(3,337)	(827)	4,784	(13,301)	(8,517)
BlackRock Capital Appreciation	—	(9,728)	(9,728)	—	(8,210)	(8,210)
BlackRock Global Allocation	—	(24,535)	(24,535)	17,634	(23,003)	(5,369)
BlackRock U.S. Government Bond	—	(11,026)	(11,026)	—	(15,615)	(15,615)
BlackRock High Yield	683	(2,426)	(1,743)	2,806	(6,735)	(3,929)
BlackRock Large Cap Core	—	(6,818)	(6,818)	—	(6,114)	(6,114)
BlackRock Money Market	—	(89,234)	(89,234)	2,955	(71,643)	(68,688)
BlackRock Balanced Capital V.I.	—	(32)	(32)	—	(651)	(651)
BlackRock Basic Value V.I.	—	(8,866)	(8,866)	—	(9,458)	(9,458)
BlackRock Global Allocation V.I.	—	(3,525)	(3,525)	—	(497)	(497)
BlackRock Global Opportunities V.I.	—	(3,138)	(3,138)	—	(9,808)	(9,808)
BlackRock S&P 500 Index V.I.	—	(6,212)	(6,212)	10,951	(232)	10,719
BlackRock International Fund V.I.	—	(2,792)	(2,792)	—	(8,771)	(8,771)
BlackRock Large Cap Growth V.I.	80,464	(74,589)	5,875	35,875	(1,452)	34,423
BlackRock Large Cap Value V.I.	1,407	(3,659)	(2,252)	—	(18,605)	(18,605)
BlackRock Value Opportunities V.I.	52	(7,658)	(7,606)	—	(6,833)	(6,833)
BlackRock Equity Dividend V.I.	10,054	(3,616)	6,438	3,946	(2,569)	1,377
2013 Trust	—	(32)	(32)	868	(1,138)	(270)

17

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

3. Change in Units

	Year ended December 31,
	2012			2011
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
2014 Trust	—	(2,732)	(2,732)	—	(416)	(416)
2019 Trust	—	(22)	(22)	—	(22)	(22)
MFS® Growth	16,509	(13,349)	3,160	—	(234)	(234)
Total	187,045	(378,973)	(191,928)
Sum of CHA	187,045

Variance	0

Closed Funds

Net variance	0

18

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

				Unit Fair Value					Expense			Total Return***
				Corresponding to					Ratio**			Corresponding to
	Year			Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended		Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
Invesco V.I. Core Equity
	12/31/2012		33,998	$13.10	to	$12.74	$441,489	0.99%	0.50%	to	0.90%	13.31%	to	12.86%
	12/31/2011		34,766	11.56	to	11.29	398,921	0.89	0.50	to	0.90	(0.56)	to	(0.95)
	12/31/2010		48,569	11.63	to	11.40	561,339	0.94	0.50	to	0.90	9.01	to	8.58
	12/31/2009		56,141	10.66	to	10.50	595,682	1.85	0.50	to	0.90	27.66	to	27.14
	12/31/2008		67,390	8.35	to	8.26	560,316	2.13	0.50	to	0.90	(30.49)	to	(30.77)
Invesco Van Kampen V.I. American Franchise
	12/31/2012	(1)	39,606	9.72	to	9.69	384,585	—	0.50	to	0.90	—	to	—
AllianceBernstein VPS Large Cap Growth
	12/31/2012		52,063	20.97	to	19.65	1,071,330	0.31	0.50	to	0.90	15.81	to	15.35
	12/31/2011		47,843	18.11	to	17.04	849,270	0.31	0.50	to	0.90	(3.52)	to	(3.91)
	12/31/2010		60,087	18.77	to	17.73	1,108,245	0.51	0.50	to	0.90	9.55	to	9.12
	12/31/2009		71,461	17.13	to	16.25	1,206,477	0.15	0.50	to	0.90	36.83	to	36.28
	12/31/2008		64,806	12.52	to	11.92	798,780	—	0.50	to	0.90	(39.96)	to	(40.21)
BlackRock Balanced Capital
	12/31/2012		661,573	74.09	to	66.25	47,740,894	2.31	0.50	to	0.90	10.24	to	9.80
	12/31/2011		730,912	67.21	to	60.34	47,889,995	2.64	0.50	to	0.90	4.06	to	3.65
	12/31/2010		795,900	64.59	to	58.21	50,183,968	2.45	0.50	to	0.90	8.74	to	8.31
	12/31/2009		876,365	59.39	to	53.74	50,858,941	2.92	0.50	to	0.90	18.14	to	17.66
	12/31/2008		938,556	50.28	to	45.68	46,135,102	2.90	0.50	to	0.90	(27.20)	to	(27.50)
BlackRock Total Return
	12/31/2012		60,746	112.28	to	98.65	6,601,539	3.52	0.50	to	0.90	7.24	to	6.81
	12/31/2011		61,573	104.70	to	92.36	6,243,387	4.38	0.50	to	0.90	5.82	to	5.40
	12/31/2010		70,090	98.94	to	87.62	6,731,538	4.57	0.50	to	0.90	7.97	to	7.54
	12/31/2009		78,474	91.64	to	81.48	6,983,194	5.69	0.50	to	0.90	14.31	to	13.85
	12/31/2008		73,794	80.16	to	71.57	5,772,395	4.92	0.50	to	0.90	(8.23)	to	(8.60)
BlackRock Capital Appreciation
	12/31/2012		54,890	119.84	to	105.29	6,348,670	1.11	0.50	to	0.90	13.91	to	13.46
	12/31/2011		64,618	105.20	to	92.80	6,576,957	0.66	0.50	to	0.90	(9.11)	to	(9.47)
	12/31/2010		72,828	115.75	to	102.51	8,173,483	0.53	0.50	to	0.90	19.44	to	18.97
	12/31/2009		74,941	96.91	to	86.17	7,044,833	0.72	0.50	to	0.90	36.72	to	36.17
	12/31/2008		84,990	70.88	to	63.28	5,853,149	0.65	0.50	to	0.90	(39.12)	to	(39.37)

19

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to					Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
BlackRock Global Allocation
	12/31/2012	303,894	$67.19	to	$60.60	$19,857,344	1.39%	0.50%	to	0.90%	9.90%	to	9.47%
	12/31/2011	328,429	61.13	to	55.36	19,565,202	6.52	0.50	to	0.90	(3.87)	to	(4.25)
	12/31/2010	333,798	63.60	to	57.82	20,703,389	1.37	0.50	to	0.90	9.76	to	9.33
	12/31/2009	346,680	57.94	to	52.89	19,607,203	2.62	0.50	to	0.90	21.88	to	21.39
	12/31/2008	371,046	47.54	to	43.57	17,229,843	5.71	0.50	to	0.90	(21.08)	to	(21.40)
BlackRock U.S. Government Bond
	12/31/2012	118,637	93.56	to	82.21	10,782,581	2.15	0.50	to	0.90	2.12	to	1.72
	12/31/2011	129,663	91.62	to	80.82	11,543,137	2.73	0.50	to	0.90	5.93	to	5.51
	12/31/2010	145,278	86.49	to	76.60	12,236,366	3.81	0.50	to	0.90	8.22	to	7.79
	12/31/2009	158,902	79.92	to	71.06	12,381,279	4.57	0.50	to	0.90	(2.15)	to	(2.55)
	12/31/2008	175,175	81.68	to	72.92	13,959,232	2.41	0.50	to	0.90	6.80	to	6.37
BlackRock High Yield
	12/31/2012	38,983	68.78	to	61.75	2,617,643	6.63	0.50	to	0.90	15.62	to	15.16
	12/31/2011	40,726	59.49	to	53.62	2,372,289	7.19	0.50	to	0.90	1.54	to	1.14
	12/31/2010	44,655	58.59	to	53.02	2,567,968	7.77	0.50	to	0.90	15.62	to	15.16
	12/31/2009	44,332	50.68	to	46.04	2,202,944	9.90	0.50	to	0.90	51.94	to	51.33
	12/31/2008	40,635	33.35	to	30.42	1,338,483	8.75	0.50	to	0.90	(28.41)	to	(28.70)
BlackRock Large Cap Core
	12/31/2012	73,250	156.66	to	137.65	11,042,080	1.71	0.50	to	0.90	12.39	to	11.94
	12/31/2011	80,068	139.39	to	122.97	10,757,623	1.26	0.50	to	0.90	2.10	to	1.70
	12/31/2010	86,182	136.53	to	120.91	11,361,193	1.53	0.50	to	0.90	9.55	to	9.11
	12/31/2009	92,930	124.63	to	110.82	11,186,589	1.58	0.50	to	0.90	22.29	to	21.80
	12/31/2008	108,364	101.91	to	90.98	10,692,925	1.08	0.50	to	0.90	(38.26)	to	(38.51)
BlackRock Money Market
	12/31/2012	322,805	42.43	to	37.28	13,352,674	—	0.50	to	0.90	(0.50)	to	(0.89)
	12/31/2011	412,039	42.64	to	37.61	17,138,502	—	0.50	to	0.90	(0.49)	to	(0.89)
	12/31/2010	480,727	42.85	to	37.95	20,117,412	0.01	0.50	to	0.90	(0.49)	to	(0.88)
	12/31/2009	540,878	43.06	to	38.29	22,756,775	0.32	0.50	to	0.90	(0.19)	to	(0.59)
	12/31/2008	617,533	43.14	to	38.52	26,066,674	2.71	0.50	to	0.90	2.31	to	1.89
BlackRock Balanced Capital V.I.
	12/31/2012	1,627	37.59	to	35.86	59,383	1.43	0.50	to	0.90	9.33	to	8.90
	12/31/2011	1,659	34.38	to	32.93	55,533	1.75	0.50	to	0.90	3.33	to	2.92
	12/31/2010	2,310	33.28	to	32.00	75,281	1.87	0.50	to	0.90	8.22	to	7.79
	12/31/2009	2,351	30.75	to	29.68	70,955	2.37	0.50	to	0.90	17.35	to	16.87
	12/31/2008	2,366	26.20	to	25.40	60,968	2.37	0.50	to	0.90	(28.98)	to	(29.27)

20

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to					Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
BlackRock Basic Value V.I.
	12/31/2012	97,868	$43.92	to	$40.73	$4,238,087	1.81%	0.50%	to	0.90%	13.48%	to	13.03%
	12/31/2011	106,734	38.70	to	36.03	4,075,802	1.73	0.50	to	0.90	(2.93)	to	(3.32)
	12/31/2010	116,192	39.87	to	37.27	4,573,537	1.65	0.50	to	0.90	12.24	to	11.80
	12/31/2009	119,075	35.52	to	33.34	4,177,812	2.07	0.50	to	0.90	30.49	to	29.96
	12/31/2008	134,827	27.22	to	25.65	3,628,881	2.21	0.50	to	0.90	(37.08)	to	(37.34)
BlackRock Global Allocation V.I.
	12/31/2012	2,408	41.04	to	37.72	95,218	1.43	0.50	to	0.90	9.73	to	9.29
	12/31/2011	5,933	37.40	to	34.52	216,105	2.13	0.50	to	0.90	(3.97)	to	(4.35)
	12/31/2010	6,430	38.95	to	36.09	244,460	1.21	0.50	to	0.90	9.51	to	9.07
	12/31/2009	6,609	35.57	to	33.09	229,768	1.64	0.50	to	0.90	20.60	to	20.12
	12/31/2008	11,019	29.49	to	27.54	318,512	1.93	0.50	to	0.90	(19.82)	to	(20.15)
BlackRock Global Opportunities V.I.
	12/31/2012	18,401	15.98	to	15.07	290,082	1.04	0.50	to	0.90	14.04	to	13.59
	12/31/2011	21,539	14.01	to	13.27	298,015	1.00	0.50	to	0.90	(12.83)	to	(13.17)
	12/31/2010	31,347	16.08	to	15.28	498,862	0.55	0.50	to	0.90	10.67	to	10.24
	12/31/2009	61,108	14.52	to	13.86	880,103	3.52	0.50	to	0.90	34.97	to	34.43
	12/31/2008	43,380	10.76	to	10.31	463,007	0.29	0.50	to	0.90	(46.20)	to	(46.42)
BlackRock S&P 500 Index V.I.
	12/31/2012	69,375	22.82	to	21.39	1,558,446	2.03	0.50	to	0.90	15.02	to	14.56
	12/31/2011	75,587	19.84	to	18.67	1,476,547	1.78	0.50	to	0.90	1.19	to	0.79
	12/31/2010	64,868	19.61	to	18.52	1,251,568	1.65	0.50	to	0.90	14.13	to	13.67
	12/31/2009	67,643	17.18	to	16.30	1,145,000	2.12	0.50	to	0.90	25.56	to	25.06
	12/31/2008	64,201	13.68	to	13.03	866,263	1.98	0.50	to	0.90	(37.53)	to	(37.79)
BlackRock International Fund V.I.
	12/31/2012	44,402	18.63	to	17.57	814,439	1.84	0.50	to	0.90	14.51	to	14.05
	12/31/2011	47,194	16.27	to	15.40	756,918	2.30	0.50	to	0.90	(14.14)	to	(14.48)
	12/31/2010	55,965	18.95	to	18.01	1,046,360	1.03	0.50	to	0.90	6.04	to	5.62
	12/31/2009	69,287	17.87	to	17.05	1,224,447	2.32	0.50	to	0.90	29.32	to	28.80
	12/31/2008	74,752	13.82	to	13.24	1,022,299	2.73	0.50	to	0.90	(42.78)	to	(43.01)
BlackRock Large Cap Growth V.I.
	12/31/2012	84,956	12.57	to	11.90	1,058,643	1.48	0.50	to	0.90	14.65	to	14.19
	12/31/2011	79,081	10.96	to	10.42	860,066	0.99	0.50	to	0.90	1.95	to	1.54
	12/31/2010	44,658	10.75	to	10.26	476,240	0.69	0.50	to	0.90	14.91	to	14.46
	12/31/2009	36,705	9.36	to	8.97	341,582	0.52	0.50	to	0.90	26.18	to	25.67
	12/31/2008	46,347	7.42	to	7.13	342,264	0.39	0.50	to	0.90	(40.99)	to	(41.23)

21

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to					Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
BlackRock Large Cap Value V.I.
	12/31/2012	51,384	$17.34	to	$16.54	$881,788	1.42%	0.50%	to	0.90%	13.01%	to	12.56%
	12/31/2011	53,636	15.34	to	14.69	815,502	1.32	0.50	to	0.90	(1.25)	to	(1.64)
	12/31/2010	72,241	15.54	to	14.94	1,112,533	1.23	0.50	to	0.90	8.07	to	7.65
	12/31/2009	73,150	14.37	to	13.88	1,043,326	1.61	0.50	to	0.90	13.76	to	13.30
	12/31/2008	100,479	12.64	to	12.25	1,260,283	0.71	0.50	to	0.90	(37.57)	to	(37.82)
BlackRock Value Opportunities V.I.
	12/31/2012	42,955	49.52	to	45.92	2,086,652	0.44	0.50	to	0.90	12.97	to	12.52
	12/31/2011	50,561	43.83	to	40.81	2,179,618	0.39	0.50	to	0.90	(2.91)	to	(3.29)
	12/31/2010	57,394	45.15	to	42.20	2,549,934	0.56	0.50	to	0.90	28.05	to	27.54
	12/31/2009	57,527	35.26	to	33.09	1,997,246	0.70	0.50	to	0.90	27.70	to	27.19
	12/31/2008	63,782	27.61	to	26.01	1,735,080	0.69	0.50	to	0.90	(40.34)	to	(40.58)
BlackRock Equity Dividend V.I.
	12/31/2012	25,916	40.05	to	37.14	1,028,199	2.33	0.50	to	0.90	11.56	to	11.12
	12/31/2011	19,478	35.90	to	33.42	692,587	2.09	0.50	to	0.90	5.44	to	5.02
	12/31/2010	18,101	34.05	to	31.83	610,137	2.73	0.50	to	0.90	9.78	to	9.35
	12/31/2009	22,193	31.01	to	29.10	679,467	3.18	0.50	to	0.90	14.30	to	13.84
	12/31/2008	26,529	27.13	to	25.57	712,432	2.24	0.50	to	0.90	(34.18)	to	(34.45)
2013 Trust
	12/31/2012	2,703	34.06	to	31.45	90,790	—	0.84	to	1.24	(1.12)	to	(1.51)
	12/31/2011	2,735	34.44	to	31.93	92,920	—	0.84	to	1.24	(0.27)	to	(0.67)
	12/31/2010	3,005	34.54	to	32.15	102,541	—	0.84	to	1.24	2.41	to	2.00
	12/31/2009	3,041	33.72	to	31.52	101,396	—	0.84	to	1.24	(1.88)	to	(2.28)
	12/31/2008	2,572	34.37	to	32.25	87,279	—	0.84	to	1.24	11.17	to	10.72
2014 Trust
	12/31/2012	25,503	37.18	to	34.47	932,006	—	0.84	to	1.24	(0.62)	to	(1.01)
	12/31/2011	28,235	37.41	to	34.82	1,040,631	—	0.84	to	1.24	1.92	to	1.52
	12/31/2010	28,651	36.70	to	34.30	1,036,990	—	0.84	to	1.24	5.70	to	5.28
	12/31/2009	39,775	34.72	to	32.58	1,364,399	—	0.84	to	1.24	(0.84)	to	(1.24)
	12/31/2008	39,897	35.02	to	32.99	1,381,292	—	0.84	to	1.24	12.61	to	12.16
2019 Trust
	12/31/2012	1,534	25.51	to	24.14	38,587	—	0.84	to	1.24	2.98	to	2.57
	12/31/2011	1,556	24.77	to	23.53	38,050	—	0.84	to	1.24	13.71	to	13.26
	12/31/2010	1,578	21.78	to	20.78	33,971	—	0.84	to	1.24	10.83	to	10.39
	12/31/2009	1,600	19.66	to	18.82	31,100	—	0.84	to	1.24	(8.14)	to	(8.51)
	12/31/2008	1,554	21.40	to	20.57	33,912	—	0.84	to	1.24	19.77	to	19.28

22

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to					Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
MFS® Growth
	12/31/2012	26,348	$22.70	to	$21.28	$589,669	—%	0.50%	to	0.90%	16.80%	to	16.33%
	12/31/2011	23,188	19.44	to	18.29	442,930	0.20	0.50	to	0.90	(0.82)	to	(1.21)
	12/31/2010	23,422	19.60	to	18.51	451,350	0.13	0.50	to	0.90	14.76	to	14.31
	12/31/2009	36,726	17.07	to	16.20	619,490	0.31	0.50	to	0.90	36.99	to	36.44
	12/31/2008	31,576	12.46	to	11.87	388,039	0.22	0.50	to	0.90	(37.73)	to	(37.98)

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

23

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

5. Administrative and Mortality and Expense Risk Charges

An annual charge is deducted from the unit values of the subaccounts of the Separate Account for TALICNY’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the account and ranges from 0.50% to 0.90%, depending on the death benefit selected. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for a trust acquisition fee:

Additional Trust
Subaccount	Acquisition Fee Assessed
2013 Trust	0.34%
2014 Trust	0.34%
2019 Trust	0.34%

6. Income Taxes

Operations of the Separate Account form a part of TALICNY, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALICNY for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALICNY. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALICNY, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

24

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Life Separate Account

Notes to Financial Statements

December 31, 2012

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

25

SUPPLEMENT DATED MAY 1, 2013
TO PROSPECTUS DATED MAY 1, 1998- PRIME PLAN IV
TO PROSPECTUSES DATED MAY 1, 1993- PRIME PLAN I, PRIME PLAN II, and PRIME PLAN III
TO PROSPECTUSES DATED APRIL 30, 1991- PRIME PLAN 7, PRIME PLAN INVESTOR, and DIRECTED LIFE 2
TO PROSPECTUSES DATED JANUARY 2, 1991- PRIME PLAN V, PRIME PLAN VI, and DIRECTED LIFE

Issued through
ML of New York Variable Life Separate Account
By
Transamerica Advisors Life Insurance Company of New York

The following information hereby supplements or amends, and to the extent is inconsistent replaces, certain information contained in your prospectus:

INVESTMENT OPTIONS

Please note the following changes to your investments options:

Effective October 22, 2012

BlackRock Balanced Capital V.I. Fund was renamed BlackRock Managed Volatility V.I. Fund.

Effective April 29, 2013

Invesco Van Kampen V.I. America Franchise Fund was renamed Invesco V.I. America Franchise Fund.

The following information is added to the section entitled “Tax Considerations”:

Please Note:

•
Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional documentation may be required with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents, and additional withholding may be imposed if such documentation is not provided.   Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

•
In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010.  The 2010 Taxpayer Relief Act generally extended the EGGTRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012.    The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes.  This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

*****

The following replaces the information entitled “Using the Contract- Assigning the Contract As Collateral”:

You may assign your Policy by filing a written request with us.  We will not be bound by any assignment until we record it in our records.  Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment.  We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it.  Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

*****

The following section is added to the section entitled “More About The Contract”:

Unclaimed or Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

* * * * *

The following information replaces the information entitled “Legal Proceedings”:

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business.  Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate.  In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

We are currently being audited on behalf of multiple states' treasury and controllers' offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

* * * * *
Illustrations:

The information included in the Illustrations section is out-of-date and should not be relied upon.

* * * * *
For additional information, you may contact us at the IBM Service Center at (800) 354-5333 or write the Service Center at P.O. Box 19100, Greenville, SC 29602-9100.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PRODUCT PROSPECTUS

MERRILL LYNCH LIFE INSURANCE COMPANY OF NEW YORK
ML of New York Variable Life Separate Account
Supplement Dated May 1, 2010
to the Prospectuses For
PRIME PLAN I (Dated April 30, 1991)
PRIME PLAN II (Dated April 30, 1991)
PRIME PLAN III (Dated April 30, 1991)
PRIME PLAN IV (Dated April 30, 1991)
PRIME PLAN V (Dated January 2, 1991)
PRIME PLAN VI (Dated April 30, 1991)
PRIME PLAN 7 (Dated April 30, 1991)
PRIME PLAN INVESTOR (Dated April 30, 1991)
DIRECTED LIFE (Dated April 30, 1991)
DIRECTED LIFE 2 (Dated April 30, 1991)

Please note the following changes:

Name Change:
Subject to regulatory approval, on or about July 1, 2010 ML Life Insurance Company of New York will change its name to: Transamerica Advisors Life Insurance Company of New York.  Upon approval of the name change, all references in your respective prospectus(es) to Merrill Lynch Life Insurance Company should be changed to:

Transamerica Advisors Life Insurance Company of New York

* * * * *
Home Office Address Change:
The Home Office address for ML Life Insurance Company of New York has changed to:

440 Mamaroneck Avenue
Harrison, NY 10528
* * * * *

Investment Divisions:
Please note the following changes to the underlying portfolios for your product:

MLIG Variable Insurance Trust:

•	Roszel/Delaware Trend Portfolio was liquidated; and
•	Roszel/Allianz CCM Capital Appreciation Portfolio was liquidated.

AIM Variable Insurance Funds:

•	As a result of a merger, the name of the Fund now appears as Aim Variable Insurance Funds (Invesco Variable Insurance Funds)
•	AIM V.I. Capital Appreciation Fund was renamed Invesco V.I. Capital Appreciation Fund
•	AIM V.I. Core Equity Fund was renamed Invesco V.I. Core Equity Fund

BlackRock Series Fund, Inc.:

•	BlackRock Fundamental Growth Portfolio was renamed BlackRock Capital Appreciation Portfolio

BlackRock Variable Series Funds, Inc.:

•	BlackRock Global Growth V.I. Fund was renamed BlackRock Global Opportunities V.I. Fund

Supplement dated August 19, 2009,
to the Prospectuses listed below
for variable life insurance policies issued by

Merrill Lynch Life Insurance Company

ML Life Insurance Company of New York

SPECIAL NOTICE

This supplement describes a change to the following variable life insurance policies listed below (each a "Policy") issued by Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York ("Merrill") and funded through the separate accounts listed below. Please retain this supplement with your prospectus for future reference.

•	MLLIC Legacy Power (funded through Merrill Lynch Variable Life Separate Account)

•	MLLIC Prime Plans (funded through Merrill Lynch Life Variable Life Separate Account II)

•	MLLICNY Prime Plans (funded through ML of New York Variable life Separate Account)

•	MLLIC Prime Plan V (funded through Merrill Lynch Life Variable Life Separate Account II)

•	MLLIC Directed Life and Directed Life 2 (funded through Merrill Lynch Life Variable Life Separate Account II)

•	MLLICNY Directed Life and Directed Life 2 (funded through ML of New York Variable Life Separate Account)

•	MLLIC Estate Investor I/II (funded through Variable Life Separate Account

•	MLLIC Investor Life/Plus (funded through Merrill Lynch Variable Life Separate Account)

•	MLLICNY Investor Life/Plus (funded through ML of New York Variable Life Separate Account II)

Liquidation of Portfolios

We have been informed that the Board of Trustees for the Roszel/Delaware Trend Portfolio and the Roszel/Allianz CCM Capital Appreciation Portfolio of the MLIG Variable Insurance Trust ("Roszel Delaware Trend and Roszel Allianz”) has approved plans of liquidation for the Roszel Delaware Trend and Roszel Allianz portfolios; the liquidation is expected to occur on or about October 23, 2009. As a result, the Roszel Delaware Trend and the Roszel Allianz investment portfolios will not be available in your Policy after October 23, 2009.

Issues Regarding the Portfolio Liquidations and the Possible Effects on your Policy

You may wish to refer to your most recent statement and/or confirmation to review your current portfolio of investments, as well as your current premium and monthly deduction allocation elections, if applicable. If you do not have any policy value in the Roszel Delaware Trend or the Roszel Allianz investment portfolios and do not intend to allocate additional net premiums or transfer existing policy value to either investment portfolio, then the liquidation will not affect you. However, if you have policy value allocated to the Roszel Delaware Trend and/or the Roszel Allianz investment portfolios, then the liquidation(s) will affect you and the following dates are particularly important for you.

October 22, 2009: This is the last date that you can provide us with instructions on how to transfer your policy value out of the Roszel Delaware Trend or the Roszel Allianz investment portfolios and into any other investment option(s) under your Policy. Transfers are made effective on the date we receive your transfer instructions in good order.

October 23, 2009: Any policy value remaining in either the Roszel Delaware Trend or the Roszel Allianz investment portfolios will automatically be transferred into the BlackRock Money Market Portfolio (for all non-Legacy Power Policy Holders) of the BlackRock Series Trust, Inc. or into the BlackRock Money Market V.I. Fund (for Legacy Power Policy Holders only) of the BlackRock Variable Series Fund, Inc. as of the close of business on October 23, 2009.

In addition, in anticipation of the pending liquidation of the Roszel Delaware Trend and the Roszel Allianz portfolios, we are reminding you of your ability to transfer your policy value among the other investment options available under your Policy. The investment options available under your Policy represent a wide variety of investment objectives and strategies, and are advised by a range of money managers. The prospectus for your Policy includes a section that describes those investment options. More detailed information about the investment options available under your Policy can be found in the current prospectuses for those investment options, copies of which were made available to you on or about May 1, 2009. You should read those prospectuses carefully and carefully consider the investment objectives, charges, expenses and risks of any investment option to which you allocate net premium or transfer or allocate policy value.

More detailed information about possible effects of the portfolio liquidation on your policy and certain types of transactions, and procedures that we have developed to ensure the timely transfer of any policy value that you have in the Roszel Delaware Trend or the Roszel Allianz investment portfolios, are provided below in the form of questions and answers.

How does the portfolio liquidation affect my transfer privileges?

Transfer Requests. If we receive a transfer request after October 21, 2009 that specifies a transfer into either the Roszel Delaware Trend or the Roszel Allianz investment portfolios, we will contact you and advise that the request is not considered to be in good order. We will not process the request. We will require a new request in good order before we can process the transfer request. We will follow these rules for specific transfer requests made in writing or by telephone.

As noted above, October 22, 2009 is the last date that you can provide us with instructions on how to transfer your policy value out of the Roszel Delaware Trend or the Roszel Allianz investment portfolios and into any other investment option(s) under your Policy. Such transfer requests must be received in good order.

Involuntary Transfer into the BlackRock Money Market Portfolio of the BlackRock Series Trust, Inc. (for all non-Legacy Power Policy Holders) or the BlackRock Money Market V.I. Fund of the BlackRock Variable Series Fund, Inc. (for Legacy Power Policy Holders). If, as a result of the portfolio liquidations, we transfer your policy value from the Roszel Delaware Trend or the Roszel Allianz investment portfolios to either the BlackRock Money Market Portfolio or the BlackRock Money Market V.I. Fund (for Legacy Power Policy Holders only) on October 23, 2009, you may transfer such policy value from the respective BlackRock money market investment portfolio to any of the other available investment portfolios or to any fixed account option available under your Policy.

No Transfer Fees. If your Policy imposes any restrictions, or assess any fees, charges or penalties on transfers of policy value from one investment portfolio to another or from a investment portfolio to any available fixed account option available under your Policy, there will be no charge if you transfer your policy value out of the Roszel Delaware Trend or the Roszel Allianz investment portfolios in response to this supplement or if, on October 23, 2009, we transfer your policy value from the Roszel Delaware Trend or the Roszel Allianz investment portfolios to either the BlackRock Money Market Portfolio or the BlackRock Money Market V.I. Fund (for Legacy Power Policy Holders only) investment portfolios. In addition, if we transfer your policy value to either the BlackRock Money Market Portfolio or the BlackRock Money Market V.I. Fund investment portfolios in connection with the Liquidation, then there will be no charge if you thereafter transfer policy value from the respective BlackRock money market investment portfolio to another investment portfolio or any fixed account options available under your Policy.

What effect will this portfolio liquidation have on a request for loans or withdrawals?

If your loan or withdrawal request is received in good order and includes specific allocation of amounts to the Roszel Delaware Trend or the Roszel Allianz investment portfolio, then we will honor the request so long as it is received prior to October 22, 2009. After that date, any loan or withdrawal request received that directs that the amount of the loan or withdrawal be deducted, in whole or in part, from the Roszel Delaware Trend or the Roszel Allianz investment portfolio will be treated as not in good order. We will contact you and will require a new request before we process the loan or withdrawal.

Will this portfolio liquidation affect any policy loan repayments (if applicable) I make?

Loan repayments, if loans are permitted under your Policy, are processed in with the loan provisions described in your product prospectus.

* * * * *

We appreciate your business. If you have any questions about this notice, or to request copies of prospectuses for any of the investment options available under your Policy, please contact us 1-800-354-5333 or send your written request to: IBM Service Center, 2000 Wade Hampton Blvd., Greenville, South Carolina 29615.

ML LIFE INSURANCE COMPANY OF NEW YORK

ML of New York Variable Annuity Separate
Account A
Supplement Dated July 24, 2008
to the Prospectuses For
RETIREMENT POWER (Dated May 1, 2004)
RETIREMENT OPTIMIZER (Dated May 1, 2004)

ML of New York Variable Annuity Separate
Account D
Supplement Dated July 24, 2008
to the Prospectus For
MERRILL LYNCH IRA ANNUITY
(Dated May 1, 2005)

ML of New York Variable Annuity Separate
Account
Supplement Dated July 24, 2008
to the Prospectus For
PORTFOLIO PLUS (Dated May 1, 1993)	ML of New York Variable Life Separate Account
Supplement Dated July 24, 2008
to the Prospectuses For
PRIME PLAN I (Dated April 30, 1991)
PRIME PLAN II (Dated April 30, 1991)
PRIME PLAN III (Dated April 30, 1991)
PRIME PLAN IV (Dated April 30, 1991)
PRIME PLAN V (Dated January 2, 1991)
PRIME PLAN VI (Dated April 30, 1991)
PRIME PLAN 7 (Dated April 30, 1991)
PRIME PLAN INVESTOR (Dated April 30, 1991)
DIRECTED LIFE (Dated April 30, 1991)
DIRECTED LIFE 2 (Dated April 30, 1991)

ML of New York Variable Life Separate Account II
Supplement Dated July 24, 2008
to the Prospectuses For
INVESTOR LIFE (Dated May 1, 2001)
INVESTOR LIFE PLUS (Dated May 1, 2001)
This supplement describes a change regarding the variable annuity contracts and variable life insurance policies listed above issued by ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.
Effective May 1, 2008, Transamerica Capital, Inc. (“Distributor”) serves as principal underwriter for your variable annuity contract or your variable life insurance policy. Distributor is a California corporation and its home office is located at 4600 South Syracuse Street, Suite 1100, Denver, Colorado, 80287. Distributor is an indirect, wholly owned subsidiary of AEGON USA, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA (formerly NASD, Inc.).
Merrill Lynch, Pierce, Fenner & Smith Incorporated formerly served as principal underwriter. Accordingly, any references in the Prospectus to Merrill Lynch, Pierce, Fenner & Smith Incorporated as principal underwriter are hereby deleted.
* * *
If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

<TEXT>
                                     .
                                     .
                                     .
                     ML LIFE INSURANCE COMPANY OF NEW YORK

  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT         ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A
        SUPPLEMENT DATED DECEMBER 28, 2007                      SUPPLEMENT DATED DECEMBER 28, 2007
             TO THE PROSPECTUSES FOR                                 TO THE PROSPECTUSES FOR
       PRIME PLAN I (DATED APRIL 30, 1991)                    RETIREMENT POWER  (DATED MAY 1, 2004)
       PRIME PLAN II (DATED APRIL 30, 1991)                            RETIREMENT OPTIMIZER
      PRIME PLAN III (DATED APRIL 30, 1991)                            (DATED MAY 1, 2004)
       PRIME PLAN IV (DATED APRIL 30, 1991)           INVESTOR CHOICE (INVESTOR SERIES) (DATED MAY 1, 2007)
       PRIME PLAN V (DATED JANUARY 2, 1991)                    RETIREMENT PLUS (DATED MAY 1, 2007)
       PRIME PLAN VI (DATED APRIL 30, 1991)
       PRIME PLAN 7 (DATED APRIL 30, 1991)              ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT B
               PRIME PLAN INVESTOR                              SUPPLEMENT DATED DECEMBER 28, 2007
              (DATED APRIL 30, 1991)                                  TO THE PROSPECTUS FOR
       DIRECTED LIFE (DATED APRIL 30, 1991)                    RETIREMENT PLUS (DATED MAY 1, 2007)
      DIRECTED LIFE 2 (DATED APRIL 30, 1991)
                                                        ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT C
 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II               SUPPLEMENT DATED DECEMBER 28, 2007
        SUPPLEMENT DATED DECEMBER 28, 2007                            TO THE PROSPECTUS FOR
             TO THE PROSPECTUSES FOR                           CONSULTS ANNUITY (DATED MAY 1, 2007)
        INVESTOR LIFE (DATED MAY 1, 2001)
      INVESTOR LIFE PLUS (DATED MAY 1, 2001)                 ML OF NEW YORK VARIABLE ANNUITY SEPARATE
                                                                            ACCOUNT D
 ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT               SUPPLEMENT DATED DECEMBER 28, 2007
        SUPPLEMENT DATED DECEMBER 28, 2007                            TO THE PROSPECTUS FOR
              TO THE PROSPECTUS FOR                                INVESTOR CHOICE (IRA SERIES)
        PORTFOLIO PLUS (DATED MAY 1, 1993)                             (DATED MAY 1, 2007)
                                                                    MERRILL LYNCH IRA ANNUITY
                                                                       (DATED MAY 1, 2006)

This supplement describes a change regarding the variable annuity contracts and variable life insurance policies listed above issued by ML Life Insurance
Company of New York. Please retain this supplement with your Prospectus for future reference.

On December 28, 2007, ML Life Insurance Company of New York became a wholly-owned indirect subsidiary of Transamerica Corporation.  All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of the
Netherlands, the securities of which are publicly traded. AEGON N.V. of the
Netherlands conducts its business through subsidiary companies engaged primarily in the insurance business. Accordingly, any references in the Prospectus to ML
Life Insurance Company of New York as a subsidiary of Merrill Lynch & Co. Inc.
or as an affiliate of BlackRock, Inc., Roszel Advisors LLC, or MLPF&S are hereby deleted.

                                 *     *     *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

833822.1-1207
</TEXT>
</DOCUMENT>

<TEXT>
                                     .
                                     .
                                     .

       MERRILL LYNCH LIFE INSURANCE                 ML LIFE INSURANCE COMPANY
                  COMPANY                                  OF NEW YORK

        MERRILL LYNCH VARIABLE LIFE               ML OF NEW YORK VARIABLE LIFE
             SEPARATE ACCOUNT                           SEPARATE ACCOUNT
    SUPPLEMENT DATED DECEMBER 12, 2007         SUPPLEMENT DATED DECEMBER 12, 2007
                  TO THE                                     TO THE
             PROSPECTUSES FOR                           PROSPECTUSES FOR
     INVESTOR LIFE (DATED MAY 1, 2001)         PRIME PLAN I (DATED APRIL 30, 1991)
  INVESTOR LIFE PLUS (DATED MAY 1, 2001)      PRIME PLAN II (DATED APRIL 30, 1991)
   ESTATE INVESTOR I (DATED MAY 1, 2001)      PRIME PLAN III (DATED APRIL 30, 1991)
  ESTATE INVESTOR II (DATED MAY 1, 2001)      PRIME PLAN IV (DATED APRIL 30, 1991)
                                              PRIME PLAN V (DATED JANUARY 2, 1991)
     MERRILL LYNCH LIFE VARIABLE LIFE         PRIME PLAN VI (DATED APRIL 30, 1991)
            SEPARATE ACCOUNT II                PRIME PLAN 7 (DATED APRIL 30, 1991)
    SUPPLEMENT DATED DECEMBER 12, 2007                 PRIME PLAN INVESTOR
                  TO THE                             (DATED APRIL 30, 1991)
             PROSPECTUSES FOR                 DIRECTED LIFE (DATED APRIL 30, 1991)
     PRIME PLAN I (DATED MAY 1, 1993)        DIRECTED LIFE 2 (DATED APRIL 30, 1991)
     PRIME PLAN II (DATED MAY 1, 1993)
    PRIME PLAN III (DATED MAY 1, 1993)            ML OF NEW YORK VARIABLE LIFE
     PRIME PLAN IV (DATED MAY 1, 1998)                 SEPARATE ACCOUNT II
     PRIME PLAN V (DATED MAY 1, 2007)          SUPPLEMENT DATED DECEMBER 12, 2007
   PRIME PLAN VI (DATED JANUARY 2, 1991)                     TO THE
    PRIME PLAN 7 (DATED APRIL 30, 1991)                 PROSPECTUSES FOR
PRIME PLAN INVESTOR (DATED APRIL 30, 1991)      INVESTOR LIFE (DATED MAY 1, 2001)
   DIRECTED LIFE (DATED JANUARY 2, 1991)     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
  DIRECTED LIFE 2 (DATED APRIL 30, 1991)

This supplement describes a change to the name and investment objective of the
BlackRock Bond Portfolio, a series of the BlackRock Series Fund, Inc. This fund is available under the variable life insurance policies listed above (the
"Policies") issued by Merrill Lynch Life Insurance Company or ML Life Insurance
Company of New York. Please retain this supplement with your Prospectus for future reference.

Effective December 10, 2007, the BlackRock Bond Portfolio changed its name to the BLACKROCK TOTAL RETURN Portfolio and its investment objective changed: "to maximize total return, consistent with income generation and prudent investment management." The investment adviser/subadviser and the asset class/investment style have not changed. Also, the portfolio expenses and the share class for this investment option under your Policy have not changed.

                                      * * *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 for Policies issued by Merrill Lynch Life
Insurance Company or (800) 333-6524 for Policies issued by ML Life Insurance
Company of New York, or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.
831303.2-1207
</TEXT>
</DOCUMENT>

<TEXT>
                                                                               .
                                                                               .
                                                                               .
                     ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT     ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
       SUPPLEMENT DATED AUGUST 31, 2007                   SUPPLEMENT DATED AUGUST 31, 2007
                    TO THE                                             TO THE
               PROSPECTUSES FOR                                   PROSPECTUSES FOR
     PRIME PLAN I (DATED APRIL 30, 1991)                 INVESTOR LIFE (DATED MAY 1, 2001)
     PRIME PLAN II (DATED APRIL 30, 1991)              INVESTOR LIFE PLUS (DATED MAY 1, 2001)
    PRIME PLAN III (DATED APRIL 30, 1991)
     PRIME PLAN IV (DATED APRIL 30, 1991)
     PRIME PLAN V (DATED JANUARY 2, 1991)
     PRIME PLAN VI (DATED APRIL 30, 1991)
     PRIME PLAN 7 (DATED APRIL 30, 1991)
             PRIME PLAN INVESTOR
            (DATED APRIL 30, 1991)
     DIRECTED LIFE (DATED APRIL 30, 1991)
    DIRECTED LIFE 2 (DATED APRIL 30, 1991)

This supplement describes a change regarding the variable life insurance policies listed above (the "Policies") issued by ML Life Insurance Company of
New York.  Please retain this supplement with your Prospectus for future reference.

AEGON USA, Inc. signed an agreement on August 13, 2007 to acquire Merrill Lynch
Life Insurance Company and ML Life Insurance Company of New York.  The
transaction is expected to close before the end of the fourth quarter of 2007, subject to customary regulatory approvals and closing conditions.  AEGON USA,
Inc. is an Iowa corporation that is engaged in the business of providing life insurance and annuity products.

                                   *   *   *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

784573-0807
</TEXT>
</DOCUMENT>

<TEXT>
                                         .
                                         .
                                         .
        MERRILL LYNCH LIFE INSURANCE COMPANY                      ML LIFE INSURANCE COMPANY OF NEW YORK

    MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT              ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
         SUPPLEMENT DATED FEBRUARY 1, 2007                          SUPPLEMENT DATED FEBRUARY 1, 2007
                       TO THE                                                     TO THE
                  PROSPECTUSES FOR                                           PROSPECTUSES FOR
         INVESTOR LIFE (DATED MAY 1, 2001)                         PRIME PLAN I (DATED APRIL 30, 1991)
       INVESTOR LIFE PLUS (DATED MAY 1, 2001)                      PRIME PLAN II (DATED APRIL 30, 1991)
       ESTATE INVESTOR I (DATED MAY 1, 2001)                      PRIME PLAN III (DATED APRIL 30, 1991)
       ESTATE INVESTOR II (DATED MAY 1, 2001)                      PRIME PLAN IV (DATED APRIL 30, 1991)
          LEGACY POWER (DATED MAY 1, 2002)                         PRIME PLAN V (DATED JANUARY 2, 1991)
                                                                   PRIME PLAN VI (DATED APRIL 30, 1991)
MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II               PRIME PLAN 7 (DATED APRIL 30, 1991)
         SUPPLEMENT DATED FEBRUARY 1, 2007                      PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                       TO THE                                      DIRECTED LIFE (DATED APRIL 30, 1991)
                  PROSPECTUSES FOR                                DIRECTED LIFE 2 (DATED APRIL 30, 1991)
          PRIME PLAN I (DATED MAY 1, 1993)
         PRIME PLAN II (DATED MAY 1, 1993)                   ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I
         PRIME PLAN III (DATED MAY 1, 1993)                         SUPPLEMENT DATED FEBRUARY 1, 2007
         PRIME PLAN IV (DATED MAY 1, 1998)                                        TO THE
          PRIME PLAN V (DATED MAY 1, 2006)                                   PROSPECTUSES FOR
       PRIME PLAN VI (DATED JANUARY 2, 1991)                        INVESTOR LIFE (DATED MAY 1, 2001)
        PRIME PLAN 7 (DATED APRIL 30, 1991)                       INVESTOR LIFE PLUS (DATED MAY 1, 2001)
     PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
       DIRECTED LIFE (DATED JANUARY 2, 1991)
       DIRECTED LIFE 2 (DATED APRIL 30, 1991)

This supplement describes a change to the sponsorship of the Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities (the "Trusts") available under the variable life insurance policies (collectively, the "Policies") listed above issued by Merrill Lynch Life Insurance Company and ML Life Insurance Company of
New York.  Please retain this supplement with your Policy prospectus for future reference.

Effective January 11, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated
has tendered its resignation as sponsor of the Trusts and Fixed Income
Securities, L.P. ("FIS") has been appointed as successor sponsor for the Trusts.

FIS specializes in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals.  FIS acts as a sponsor to unit investment trusts through its advisor's asset management division.  FIS headquarters are located at 18925 Base
Camp Road, Monument, Colorado 80132 and the advisor's asset management division can be contacted at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas
67226-2309, telephone (877) 858-1773.  FIS is a registered broker-dealer and investment adviser, a member of the National Association of Securities Dealers,
Inc ("NASD") and Securities Investor Protection Corporation (SIPC) and a
registrant of the Municipal Securities Rulemaking Board (MSRB).

                                      ***

101848-0107
If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 (for Policies issued by Merrill Lynch Life
Insurance Company) or (800) 333-6524 (for Policies issued by ML Life Insurance
Company of New York), or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.
</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 2001
                                      FOR
                                 INVESTOR LIFE
                               INVESTOR LIFE PLUS
                               ESTATE INVESTOR I
                               ESTATE INVESTOR II

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 1993
                                      FOR
                                  PRIME PLAN I
                                 PRIME PLAN II
                                 PRIME PLAN III

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                          PROSPECTUS DATED MAY 1, 1998
                                      FOR
                                 PRIME PLAN IV

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                          PROSPECTUS DATED MAY 1, 2006
                                      FOR
                                  PRIME PLAN V

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                        PROSPECTUS DATED JANUARY 2, 1991
                                      FOR
                                 PRIME PLAN VI

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                       PROSPECTUSES DATED APRIL 30, 1991
                                      FOR
                                  PRIME PLAN 7
                              PRIME PLAN INVESTOR

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                        PROSPECTUS DATED JANUARY 2, 1991
                                      FOR
                                 DIRECTED LIFE

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                        PROSPECTUS DATED APRIL 30, 1991
                                      FOR
                                DIRECTED LIFE 2

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                         PROSPECTUS  DATED MAY 1, 2002
                                      FOR
                                  LEGACY POWER

                                                              Code:  101757-0906
                     ML LIFE INSURANCE COMPANY OF NEW YORK

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 2001
                                      FOR
                                 INVESTOR LIFE
                               INVESTOR LIFE PLUS

                 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                       PROSPECTUSES DATED APRIL 30, 1991
                                      FOR
                                  PRIME PLAN I
                                 PRIME PLAN II
                                 PRIME PLAN III
                                 PRIME PLAN IV
                                 PRIME PLAN VI
                                  PRIME PLAN 7
                              PRIME PLAN INVESTOR
                                 DIRECTED LIFE
                                DIRECTED LIFE 2

                      SUPPLEMENT DATED SEPTEMBER 29, 2006
                                     TO THE
                       PROSPECTUSES DATED JANUARY 1, 1991
                                      FOR
                                  PRIME PLAN V
This supplement describes a change to the investment adviser, the addition of sub-advisers, and a change to the names of certain funds available under the contracts listed above (the "Contracts") issued by Merrill Lynch Life Insurance
Company or ML Life Insurance Company of New York.  Please retain this supplement with your Prospectus for future reference.

Effective on October 2, 2006, the names of the funds listed below will change.
In addition, the investment adviser for the funds listed below is changed from
Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors to BlackRock
Advisors, LLC.  Accordingly, in general, references to "Mercury" and "Mercury
Advisors" in the Prospectus and Statement of Additional Information are
references to "BlackRock" and "BlackRock Advisors, LLC," respectively.  In addition, each fund  listed below is sub-advised by one or more of the BlackRock affiliates listed below.  The investment objectives of these funds remain unchanged.

                                                                                               INVESTMENT
PREVIOUS NAME                                      NEW NAME                              ADVISER(S)/SUBADVISER(S)
------------------------------------------------------------------------------------------------------------------
FAM SERIES FUND, INC.                      BLACKROCK SERIES FUND, INC.*
------------------------------------------------------------------------------------------------------------------
Mercury Balanced Capital Strategy          BlackRock Balanced Capital Portfolio         BlackRock Advisors, LLC/
Portfolio                                                                               BlackRock Investment
                                                                                        Management, LLC and
                                                                                        BlackRock Financial
                                                                                        Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury Core Bond Strategy                 BlackRock Bond Portfolio                     BlackRock Advisors, LLC/
Portfolio                                                                               BlackRock Financial
                                                                                        Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury Fundamental Growth Strategy        BlackRock Fundamental Growth                 BlackRock Advisors, LLC/
Portfolio                                  Portfolio                                    BlackRock Investment
                                                                                        Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Global Allocation Strategy         BlackRock Global Allocation                  BlackRock Advisors, LLC/
Portfolio                                  Portfolio                                    BlackRock Investment
                                                                                        Management, LLC and
                                                                                        BlackRock Asset
                                                                                        Management U.K. Limited
------------------------------------------------------------------------------------------------------------------
Mercury High Yield Portfolio               BlackRock High Income                        BlackRock Advisors, LLC/
                                           Portfolio                                    BlackRock Financial
                                                                                        Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury Intermediate Government            BlackRock Government Income                  BlackRock Advisors, LLC/
Bond Portfolio                             Portfolio                                    BlackRock Financial
                                                                                        Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury Large Cap Core Strategy            BlackRock Large Cap Core Portfolio           BlackRock Advisors, LLC/
Portfolio                                                                               BlackRock Investment
                                                                                        Management, LLC
------------------------------------------------------------------------------------------------------------------

--------------
 * Legacy Power contractowners should note that the portfolios of the BlackRock Series Fund, Inc. are not offered in Legacy Power contracts.

                                                                                                 INVESTMENT
         PREVIOUS NAME                                 NEW NAME                           ADVISER(S)/SUBADVISER(S)
------------------------------------------------------------------------------------------------------------------
Mercury Money Reserve Portfolio             BlackRock Money Market Portfolio              BlackRock Advisors, LLC/
                                                                                          BlackRock Institutional
                                                                                          Management Corporation
------------------------------------------------------------------------------------------------------------------
FAM VARIABLE SERIES FUNDS, INC.             BLACKROCK VARIABLE SERIES FUNDS, INC.
------------------------------------------------------------------------------------------------------------------
Mercury American Balanced V.I.              BlackRock Balanced Capital V.I.               BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Institutional
                                                                                          Management Corporation
------------------------------------------------------------------------------------------------------------------
Mercury Basic Value V.I.                    BlackRock Basic Value V.I.                    BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Financial
                                                                                          Management, Inc. and
                                                                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Domestic Money Market V.I.          BlackRock Money Market V.I.                   BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Fundamental Growth V.I.             BlackRock Fundamental Growth V.I.             BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Institutional
                                                                                          Management Corporation
------------------------------------------------------------------------------------------------------------------
Mercury Global Allocation V.I.              BlackRock Global Allocation V.I.              BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Global Growth V.I.                  BlackRock Global Growth V.I.                  BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC and
                                                                                          BlackRock Asset
                                                                                          Management U.K. Limited
------------------------------------------------------------------------------------------------------------------
Mercury Government Bond V.I.                BlackRock Government Income V.I.              BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Index 500 V.I. Fund                 BlackRock S&P 500 Index V.I.                  BlackRock Advisors, LLC/
                                            Fund                                          BlackRock Financial
                                                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------
Mercury International Value V.I.            BlackRock International Value V.I.            BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
                                                                                          BlackRock Advisors, LLC/
                                                                                          BlackRock Investment
                                                                                          Management, Internationa
                                                                                          Limited
------------------------------------------------------------------------------------------------------------------
Mercury Large Cap Growth V.I.               BlackRock Large Cap Growth V.I.               BlackRock Investment
Fund                                        Fund                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Large Cap Value V.I.                BlackRock Large Cap Value V.I.                BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------
Mercury Value Opportunities V.I.            BlackRock Value Opportunities V.I.            BlackRock Advisors, LLC/
Fund                                        Fund                                          BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------

                                                                                                 INVESTMENT
         PREVIOUS NAME                                 NEW NAME                           ADVISER(S)/SUBADVISER(S)
------------------------------------------------------------------------------------------------------------------
Mercury Utilities and                         BlackRock Utilities                           BlackRock Advisors, LLC/
Telecommunications V.I. Fund                  and Telecommunications V.I. Fund              BlackRock Investment
                                                                                            Management, LLC
------------------------------------------------------------------------------------------------------------------

Note:  All the funds listed above may NOT be available under your Contract.

Merrill Lynch owns approximately 49% of BlackRock, Inc., whose affiliate companies (collectively, "BlackRock") manage BlackRock mutual funds and other asset management products and services.  Because BlackRock is an affiliate of
Merrill Lynch, management and employees of BlackRock may be provided a level of access to Merrill Lynch and related information that is not available to affiliates of funds sponsored, managed, or distributed by other asset management companies.  Such access and information may include, but are not limited to:
the ability to meet with Merrill Lynch Financial Advisors with greater frequency; participation in or access to Merrill Lynch management and Financial
Advisor strategy and sales meetings, educational and recreational events, and communications media; and featured placement in Merrill Lynch internal and external websites, workstations and other marketing and sales tools, strategies, and materials.

Merrill Lynch may receive more economic benefits with respect to funds sponsored, managed and/or distributed by companies such as BlackRock in which
Merrill Lynch has an economic interest as those companies receive compensation for providing investment advisory, administrative, transfer agency, distribution or other services to such funds.

                                   *   *   *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 for Contracts issued by Merrill Lynch Life
Insurance Company or (800) 333-6524 for Contracts issued by ML Life Insurance
Company of New York, or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                      RETIREMENT PLUS  (DATED MAY 1, 2004)
                     RETIREMENT POWER  (DATED MAY 1, 2004)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2004)

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT B
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                 PROSPECTUS FOR
                      RETIREMENT PLUS (DATED MAY 1, 2004)

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                       INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
                     ESTATE INVESTOR I (DATED MAY 1, 2001)
                     ESTATE INVESTOR II (DATED MAY 1, 2001)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                        PRIME PLAN I (DATED MAY 1, 1993)
                       PRIME PLAN II (DATED MAY 1, 1993)
                       PRIME PLAN III (DATED MAY 1, 1993)
                       PRIME PLAN IV (DATED MAY 1, 1998)
                        PRIME PLAN V (DATED MAY 1, 2004)
                     PRIME PLAN VI (DATED JANUARY 2, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                     DIRECTED LIFE (DATED JANUARY 2, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

              MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                 PROSPECTUS FOR
                       PORTFOLIO PLUS (DATED MAY 1, 2002)

                     ML LIFE INSURANCE COMPANY OF NEW YORK

               ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                      RETIREMENT PLUS  (DATED MAY 1, 2004)
                     RETIREMENT POWER  (DATED MAY 1, 2004)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2004)

               ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT B
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                 PROSPECTUS FOR
                      RETIREMENT PLUS  (DATED MAY 1, 2004)

                 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                      PRIME PLAN I (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                     PRIME PLAN III (DATED APRIL 30, 1991)
                      PRIME PLAN IV (DATED APRIL 30, 1991)
                      PRIME PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                PROSPECTUSES FOR
                       INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

                ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT
                         SUPPLEMENT DATED JULY 12, 2004
                                     TO THE
                                 PROSPECTUS FOR
                       PORTFOLIO PLUS (DATED MAY 1, 1993)

This supplement describes changes to the name and investment strategies of
Merrill Lynch Small Cap Value V.I. Fund (the "Fund"), a series of the Merrill
Lynch Variable Series Funds, Inc.  This Fund is available under the variable annuity contracts and variable life insurance policies listed above (the
"Contracts") issued by Merrill Lynch Life Insurance Company or ML Life Insurance
Company of New York.  Please retain this supplement with your Contract
Prospectus for future reference.

Effective July 26, 2004, Merrill Lynch Small Cap Value V.I. Fund will change its name to Merrill Lynch Value Opportunities V.I. Fund.  In addition, effective
September 15, 2004, the Fund will eliminate its non-fundamental investment restriction to invest at least 80% of its assets in equity securities of small cap companies.  This change will not affect the Fund's investment objective to seek long term growth of capital.  The Fund will continue to invest primarily in common stock of small cap companies and emerging growth companies that Fund management believes have special investment value.

This information supplements and supersedes the information contained in your
Contract Prospectus.

                                   *   *   *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 for Contracts issued by Merrill Lynch Life
Insurance Company or (800) 333-6524 for Contracts issued by ML Life Insurance
Company of New York, or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

</TEXT>
</DOCUMENT>

<TEXT>

                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                          SUPPLEMENT DATED JUNE 2, 2004
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
                      ESTATE INVESTOR I (DATED MAY 1, 2001)
                     ESTATE INVESTOR II (DATED MAY 1, 2001)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                          SUPPLEMENT DATED JUNE 2, 2004
                                     TO THE
                                PROSPECTUSES FOR
                        PRIME PLAN I (DATED MAY 1, 1993)
                       PRIME PLAN II (DATED MAY 1, 1993)
                       PRIME PLAN III (DATED MAY 1, 1993)
                       PRIME PLAN IV (DATED MAY 1, 1998)
                      PRIME PLAN VI (DATED JANUARY 2, 1991)
                       PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED JANUARY 2, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                      ML LIFE INSURANCE COMPANY OF NEW YORK

                  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                          SUPPLEMENT DATED JUNE 2, 2004
                                     TO THE
                                PROSPECTUSES FOR
                       PRIME PLAN I (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                      PRIME PLAN III (DATED APRIL 30, 1991)
                      PRIME PLAN IV (DATED APRIL 30, 1991)
                      PRIME PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                       PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                          SUPPLEMENT DATED JUNE 2, 2004
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

This supplement describes changes to the administrative procedures for the variable life insurance policies (collectively, the "Policies") listed above issued by Merrill Lynch Life Insurance Company ("MLLIC") and ML Life Insurance
Company of New York ("MLLICNY"). Please retain this supplement with your Policy prospectus for future reference.

                               DISRUPTIVE TRADING

Frequent or short-term reallocations among investment divisions, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by policy owners. In particular, such reallocations may dilute the value of the Fund shares, interfere with the efficient management of the Funds' investments, and increase brokerage and administrative costs of the
Funds. In order to try to protect our policy owners and the Funds from potentially disruptive or harmful trading activity, we have adopted certain policies and procedures ("Disruptive Trading Procedures"). We employ various means to try to detect such reallocation activity, such as periodically examining the number of reallocations and/or the number of "round trip"
reallocations into and out of particular investment divisions made by policy owners within given periods of time and/or examining reallocation activity identified by the Funds on a case-by-case basis.

Our policies and procedures may result in restrictions being applied to policy owners who are found to be engaged in disruptive trading activities. We will notify any such policy owner in writing (by mail to the address of record on file with us) of the restrictions that will apply to future reallocations under a Policy. Such policy owners will receive one warning prior to imposition of any restrictions on reallocations. Potential reallocation restrictions may include refusing to execute future reallocation requests that violate our Disruptive Trading Procedures or requiring all future reallocation requests to be submitted through regular U.S. mail (thereby refusing to accept reallocation requests via overnight delivery service, telephone, Internet, facsimile, or other electronic means). Because we have adopted our Disruptive
Trading Procedures as a prophylactic measure to protect policy owners from the potential adverse effects of harmful trading activity, please keep in mind that we will impose the restriction stated in the notification on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner's future reallocations.

Despite our best efforts, we cannot guarantee that our Disruptive Trading
Procedures will detect every potential market timer, but we apply our Disruptive
Trading Procedures consistently to all policy owners without special arrangement, waiver, or exception. Our ability to detect and deter such reallocation activity may be limited by our operational systems and technological limitations. Furthermore, the identification of policy owners determined to be engaged in disruptive or harmful reallocation activity involves judgments that are inherently subjective. In our sole discretion, we may revise our Disruptive Trading Procedures at any time without prior notice as necessary to better detect and deter frequent or short-term reallocations that may adversely affect other policy owners or the Funds, to comply with state or
Federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on reallocations).

In the future, some Funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds. To the extent permitted by applicable law, we also reserve the right to refuse to make a reallocation at any time that we are unable to purchase or redeem shares of any of the Funds available through the Separate Account, including any refusal or restriction on purchases or redemptions of their shares as a result of a Fund's own policies and procedures on disruptive trading activities.

                                      * * *

If you have any questions, please contact your Financial Advisor, or call the
Service Center at (800) 535-5549 (for Policies issued by Merrill Lynch Life
Insurance Company) or (800) 333-6524 (for Policies issued by ML Life Insurance
Company of New York), or write the Service Center at P.O. Box 44222,
Jacksonville, Florida 32231-4222.

</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                       SUPPLEMENT DATED NOVEMBER 24, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
                      ESTATE INVESTOR I (DATED MAY 1, 2001)
                     ESTATE INVESTOR II (DATED MAY 1, 2001)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                       SUPPLEMENT DATED NOVEMBER 24, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        PRIME PLAN I (DATED MAY 1, 1993)
                        PRIME PLAN II (DATED MAY 1, 1993)
                       PRIME PLAN III (DATED MAY 1, 1993)
                        PRIME PLAN IV (DATED MAY 1, 1998)
                        PRIME PLAN V (DATED MAY 1, 2003)
                      PRIME PLAN VI (DATED JANUARY 2, 1991)
                       PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED JANUARY 2, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                      ML LIFE INSURANCE COMPANY OF NEW YORK

                  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                       SUPPLEMENT DATED NOVEMBER 24, 2003
                                     TO THE
                                PROSPECTUSES FOR
                      PRIME PLAN I (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                     PRIME PLAN III (DATED APRIL 30, 1991)
                      PRIME PLAN IV (DATED APRIL 30, 1991)
                      PRIME PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                       SUPPLEMENT DATED NOVEMBER 24, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

This supplement describes changes to the Funds available under the variable life insurance policies (collectively, the "Policies") listed above issued by Merrill
Lynch Life Insurance Company ("MLLIC") and ML Life Insurance Company of New York
("MLLICNY"). Please retain this supplement with your Policy prospectus for future reference.

                                  FUND MERGERS

Effective following the close of business on November 21, 2003, the following
Funds were merged:

     -    The Mercury International Value V.I. Fund of the Mercury Variable
          Trust was merged into the Merrill Lynch International Value V.I. Fund of the Merrill Lynch Variable Series Funds, Inc. (the "Variable Series
          Funds").

     -    The Merrill Lynch Large Cap Growth V.I. Fund of the Mercury V.I.
          Funds, Inc. was merged into the Merrill Lynch Large Cap Growth V.I.
          Fund of the Variable Series Funds.

     -    The Merrill Lynch Developing Capital Markets V.I. Fund(1) of the
          Variable Series Funds was merged into the Merrill Lynch Global
          Allocation V.I. Fund(2) of the Variable Series Funds.

     -    The Merrill Lynch Natural Resources Portfolio of the Merrill Lynch
          Series Fund, Inc. was merged into the Merrill Lynch Global Allocation
          Strategy Portfolio of the Merrill Lynch Series Fund, Inc.

-----------------------
(1)  The investment division investing in this Fund was previously closed to allocations of premiums and investment base.

(2)  The Merrill Lynch Global Allocation V.I. Fund was added as an investment division under the Policies solely for purposes of the merger. This investment division is closed to allocations of premiums and investment base.

Any investment base you had in the investment division corresponding to the
Mercury International Value V.I. Fund, the Merrill Lynch Large Cap Growth V.I.
Fund, the Merrill Lynch Developing Capital Markets V.I. Fund, or the Merrill
Lynch Natural Resources Portfolio was automatically invested in Class I shares of the Merrill Lynch International Value V.I. Fund, the Merrill Lynch Large Cap
Growth V.I. Fund, and the Merrill Lynch Global Allocation V.I. Fund, and in
shares of the Merrill Lynch Global Allocation Strategy Portfolio, respectively, after the mergers. As a result of these mergers, the Merrill Lynch International
Value V.I. Fund and the Merrill Lynch Large Cap Growth V.I. Fund became available for the allocation of premiums and investment base under your Policy on November 24, 2003.

The following discussion sets out brief information about the new Funds that are available under your Policy. These Funds are described in more detail in their current prospectuses. These prospectuses describe the investment policies, risks, fees and expenses, and all other aspects of operations, and should be read carefully before investing. THERE IS NO ASSURANCE THAT ANY FUND WILL
ACHIEVE ITS STATED OBJECTIVES. Additional copies of any Fund's prospectus and statement of additional information, which include detailed information, can be obtained directly without charge by calling the Service Center at (800) 354-5333
(for MLLIC Policies), or (800) 831-8172 (for MLLICNY Policies), or by writing the Service Center at P.O. Box 441395, Jacksonville, FL 32231-4139.

                         ADVISORY FEES AND FUND EXPENSES

The Funds pay monthly advisory fees and other expenses. The following table helps you understand the costs and expenses you will bear, directly or indirectly. The table shows Fund expenses for the year ended December 31, 2002, as a percentage of each Fund's average net assets. (Expenses for the Merrill
Lynch International Value V.I. Fund and the Merrill Lynch Large Cap Growth V.I.
Fund are estimated for the current fiscal year.)

                                             MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
                                                          (CLASS I SHARES)
                                      ---------------------------------------------------------
                                       MERRILL LYNCH        MERRILL LYNCH         MERRILL LYNCH
                                       INTERNATIONAL          LARGE CAP              GLOBAL
ANNUAL EXPENSES                        VALUE V.I.(3)        GROWTH V.I.(3)        ALLOCATION V.I.
                                       -------------       ---------------       ----------------

Investment Advisory Fees............       .75%                  .65%               0.65%
Other Expenses......................       .11%                  .17%               0.09%
                                           ----                  ----               -----
Total Annual Operating Expenses.....       .86%                  .82%               0.74%
Expense Reimbursements..............        --                    --                  --
                                           ----                  ----               -----
Net Expenses...........................    .86%                  .82%               0.74%

                      INVESTMENT OBJECTIVES AND STRATEGIES

Below we list the investment objectives and strategies for the new Funds. There is no guarantee that any Fund will be able to meet its investment objective.

----------------------

(3)   The Fund is a newly created series of the Variable Series Funds and, therefore, has no operating history.
MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

The Variable Series Funds is registered with the Securities and Exchange
Commission as an open-end management investment company. It currently offers
Class I shares of certain of its separate investment mutual fund portfolios under your Contract.

Merrill Lynch Investment Managers, L.P. ("MLIM") is the investment adviser to the Variable Series Funds. MLIM, together with its affiliates, Fund Asset
Management, L.P., Merrill Lynch Asset Management U.K., Ltd., and Merrill Lynch
Investment Managers International Ltd. (all of which may operate under the name
"Mercury Advisors"), is a worldwide mutual fund leader, and had a total of
$439.6 billion in investment company and other portfolio assets under management as of February, 2003. It is registered as an investment adviser under the
Investment Advisers Act of 1940. MLIM is an indirect subsidiary of Merrill Lynch
& Co., Inc. MLIM's principal business address is 800 Scudders Mill Road,
Plainsboro, New Jersey 08536. As the investment adviser, it is paid fees by these Funds for its services. MLIM and Merrill Lynch Life Agency Inc. have entered into a Reimbursement Agreement that limits the operating expenses paid by each Fund of the Variable Series Funds in a given year to 1.25% of its average net assets.

MERRILL LYNCH INTERNATIONAL VALUE V.I. FUND. The Fund's investment objective is to provide current income and long-term growth of income, accompanied by growth of capital. In investing the Fund's assets, the investment adviser follows a value style. This means that it buys stocks that it believes are currently undervalued by the market and thus would have a lower price than their true worth.

MERRILL LYNCH LARGE CAP GROWTH V.I. FUND. This Fund's main goal is long-term capital growth. The Fund invests primarily in a diversified portfolio of equity securities of large cap companies located in the U.S. that Fund management believes have good prospects for earnings growth.

MERRILL LYNCH GLOBAL ALLOCATION V.I. FUND. This Fund seeks high total investment return by investing primarily in a portfolio of equity and fixed-income securities, including convertible securities, of U.S. and foreign issuers. The
Fund seeks to achieve its objective by investing primarily in securities of issuers located in the United States, Canada, Western Europe, the Far East and
Latin America.

                                      * * *

If you have any questions about the mergers, please contact your financial advisor, or call or write the Service Center.

</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)
                     ESTATE INVESTOR I (DATED MAY 1, 2001)
                     ESTATE INVESTOR II (DATED MAY 1, 2001)
                        LEGACY POWER (DATED MAY 1, 2002)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                         PRIME PLAN (DATED MAY 1, 1993)
                       PRIME PLAN II (DATED MAY 1, 1993)
                       PRIME PLAN III (DATED MAY 1, 1993)
                       PRIME PLAN IV (DATED MAY 1, 1998)
                        PRIME PLAN V (DATED MAY 1, 2003)
                     PRIME PLAN VI (DATED JANUARY 2, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                     DIRECTED LIFE (DATED JANUARY 2, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                      RETIREMENT PLUS (DATED MAY 1, 2003)
                      RETIREMENT POWER (DATED MAY 1, 2003)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2003)

                     ML LIFE INSURANCE COMPANY OF NEW YORK

                 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       PRIME PLAN (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                     PRIME PLAN III (DATED APRIL 30, 1991)
                   PRIME PLAN IV (DATED APRIL 30, 1991) PRIME
                         PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                      PRIME PLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

               ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A
                       SUPPLEMENT DATED NOVEMBER 21, 2003
                                     TO THE
                                PROSPECTUSES FOR
                      RETIREMENT PLUS (DATED MAY 1, 2003)
                      RETIREMENT POWER (DATED MAY 1, 2003)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2003)

This supplement describes changes to the investment options offered under your contract. Please retain this supplement with your contract prospectus for future reference.

THE SUBSTITUTIONS

Following the close of business on November 21, 2003 and pursuant to contract owner approval and an order of the Securities and Exchange Commission, Merrill
Lynch Life Insurance Company ("MLLIC"), ML Life Insurance Company of New York
("MLLICNY"), and the above noted separate accounts made the following substitution of shares of certain portfolios of the MLIG Variable Insurance
Trust (the "Replacement Portfolios") for shares of certain portfolios of the
AllianceBernstein Variable Products Series Fund, Inc., the Delaware VIP Trust,
and the MFS(R) Variable Insurance Trust(SM) (the "Substituted Portfolios")
offered under your contract.

This means that if you own a:

-       Retirement Plus, Investor Life, Investor Life Plus, Estate Investor I,
        Estate Investor II, Prime Plan, Prime Plan II, Prime Plan III, Prime
        Plan IV, Prime Plan V, Prime Plan VI, Prime Plan 7, Prime Plan Investor,
        Directed Life, or Directed Life 2 contract:

        -       Class A shares of the AllianceBernstein Quasar Portfolio of the
                AllianceBernstein Variable Products Series Fund, Inc. were replaced with shares of the Roszel/Delaware Trend Portfolio of the MLIG Variable Insurance Trust; and

        -       Initial Class shares of the MFS Research Series of the MFS(R)
                Variable Insurance Trust(SM) were replaced with shares of the
                Roszel/PIMCO CCM Capital Appreciation Portfolio of the MLIG
                Variable Insurance Trust.

-       Retirement Power, Retirement Optimizer, or Legacy Power contract:

        -       Standard Class shares of the Delaware VIP Trend Series of the
                Delaware VIP Trust were replaced with shares of the
                Roszel/Delaware Trend Portfolio of the MLIG Variable Insurance
                Trust; and

        -       Initial Class shares of the MFS Investors Trust Series of the
                MFS(R) Variable Insurance Trust(SM) were replaced with shares of the Roszel/PIMCO CCM Capital Appreciation Portfolio of the MLIG
                Variable Insurance Trust.

THE REPLACEMENT PORTFOLIOS

Availability

If you own a Retirement Plus, Retirement Power, or Retirement Optimizer
contract, subaccounts investing in the Replacement Portfolios became available for the allocation of premium and contract value on May 1, 2003.

If you own an Investor Life, Investor Life Plus, Estate Investor I, Estate
Investor II, Prime Plan, Prime Plan II, Prime Plan III, Prime Plan IV, Prime
Plan V, Prime Plan VI, Prime Plan 7, Prime Plan Investor, Directed Life,
Directed Life 2, or Legacy Power contract, then you may allocate any additional premium payments and transfer your contract value to investment divisions or subaccounts investing in the Replacement Portfolios beginning November 21, 2003.

Investment Objectives

The investment objective of the Roszel/Delaware Trend Portfolio is to seek long-term capital appreciation.

The investment objective of the Roszel/PIMCO CCM Capital Appreciation Portfolio
is to seek long-term capital appreciation.

Expenses

The following chart describes the management fees and other expenses of each
Replacement Portfolio, expressed as an annual percentage of average daily net assets.

---------------------------------------------------------------------------------------------------------------------
                                                                             ROSZEL/PIMCO CCM CAPITAL APPRECIATION
                                      ROSZEL/DELAWARE TREND PORTFOLIO(1)                   PORTFOLIO(1)
---------------------------------------------------------------------------------------------------------------------
Management Fees                                     0.85%                                    0.80%
12b-1 Fees                                           N/A                                      N/A
Other Expenses                                      0.97%                                    0.97%
Total Operating Expenses                            1.82%                                    1.77%
Less Expense Waivers and
  Reimbursements                                   (0.67%)                                  (0.67%)
Net Operating Expenses                              1.15%                                    1.10%
---------------------------------------------------------------------------------------------------------------------

(1)     "Other Expenses" for the Replacement Portfolios are based on estimates for the fiscal year ended December 31, 2003. In addition, the MLIG
        Variable Insurance Trust has entered into an expense limitation arrangement with its investment adviser whereby the investment adviser will reimburse the Replacement Portfolios to the extent total operating expenses (excluding interest, taxes, brokerage commissions, expenses in the form of fees paid to the Trust service providers by brokers in connection with directed brokerage arrangements, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) exceed certain limits. The expense limitation agreement is effective through April 30, 2004, and is expected to continue from year to year, conditioned upon approval for continuance by the board of trustees of the MLIG Variable Insurance
        Trust.

TRANSFERS

Currently, MLLIC and MLLICNY do not impose a charge for transfers or limit the number of transfers permitted each year (although they have reserved the right to charge for transfers in excess of a specified number and will refuse to make
"market timing" transfers). Until at least December 22, 2003, you may make one transfer of investment base or contract value from an investment division or subaccount investing in the Replacement Portfolio(s) to any other available investment division(s) or subaccount(s) without that transfer counting towards the number of transfers permitted should MLLIC and/or MLLICNY begin charging for or otherwise limiting transfers in the future. In addition, neither MLLIC nor
MLLICNY will exercise any rights it may have under your contract to impose restrictions or charges on transfers until at least December 22, 2003.

                                      * * *

If you have any questions about the substitutions, please contact your Financial
Advisor or call or write the Service Center applicable to your class of contract as follows:

CLASS OF CONTRACT                                           SERVICE CENTER
---------------------------------------------------------------------------------------------------------------------

MLLIC Retirement Plus, Retirement Power, and                ADDRESS:   P.O. Box 44222
Retirement Optimizer                                                   Jacksonville, Florida 32231-4222
                                                            PHONE:     1-800-535-5549
MLNY Retirement Plus, Retirement Power, and
Retirement Optimizer
---------------------------------------------------------------------------------------------------------------------

MLLIC Investor Life, Investor Life Plus, Estate             ADDRESS:   P.O. Box 441395
Investor I, Estate Investor II, Prime Plan,                            Jacksonville, Florida 32231-4139
Prime Plan II, Prime Plan III, Prime Plan IV,               PHONE:     1-800-354-5333
Prime Plan V, Prime Plan VI, Prime Plan 7, Prime
Plan Investor, Directed Life, Directed Life 2,
and Legacy Power
---------------------------------------------------------------------------------------------------------------------

MLNY Investor Life, Investor Life Plus, Prime               ADDRESS:   P.O. Box 441395
Plan, Prime Plan II, Prime Plan III, Prime Plan                        Jacksonville, Florida 32231-4139
IV, Prime Plan V, Prime Plan VI, Prime Plan 7,              PHONE:     1-800-831-8172
Prime Plan Investor, Directed Life, and Directed
Life 2
---------------------------------------------------------------------------------------------------------------------

</TEXT>
</DOCUMENT>

<TEXT>
                                                                               .
                                                                               .
                                                                               .

      MERRILL LYNCH LIFE INSURANCE COMPANY                    ML LIFE INSURANCE COMPANY OF NEW YORK

  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT            ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
      SUPPLEMENT DATED SEPTEMBER 10, 2003                      SUPPLEMENT DATED SEPTEMBER 10, 2003
                     TO THE                                                   TO THE
                PROSPECTUSES FOR                                         PROSPECTUSES FOR
       INVESTOR LIFE (DATED MAY 1, 2001)                       PRIME PLAN I (DATED APRIL 30, 1991)
     INVESTOR LIFE PLUS (DATED MAY 1, 2001)                    PRIME PLAN II (DATED APRIL 30, 1991)
     ESTATE INVESTOR I (DATED MAY 1, 2001)                    PRIME PLAN III (DATED APRIL 30, 1991)
     ESTATE INVESTOR II (DATED MAY 1, 2001)                    PRIME PLAN IV (DATED APRIL 30, 1991)
                                                                PRIME PLAN V (DATED JANUARY 2, 1991)
                                                               PRIME PLAN VI (DATED APRIL 30, 1991)
MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT II                 PRIME PLAN 7 (DATED APRIL 30, 1991)
      SUPPLEMENT DATED SEPTEMBER 10, 2003                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                     TO THE                                    DIRECTED LIFE (DATED APRIL 30, 1991)
                PROSPECTUSES FOR                              DIRECTED LIFE 2 (DATED APRIL 30, 1991)
        PRIME PLAN I (DATED MAY 1, 1993)
       PRIME PLAN II (DATED MAY 1, 1993)
       PRIME PLAN III (DATED MAY 1, 1993)                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
       PRIME PLAN IV (DATED MAY 1, 1998)                       SUPPLEMENT DATED SEPTEMBER 10, 2003
        PRIME PLAN V (DATED MAY 1, 2003)                                      TO THE
       PRIME PLAN VI (DATED JANUARY 2, 1991)                             PROSPECTUSES FOR
        PRIME PLAN 7 (DATED APRIL 30, 1991)                     INVESTOR LIFE (DATED MAY 1, 2001)
   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)                 INVESTOR LIFE PLUS (DATED MAY 1, 2001)
      DIRECTED LIFE (DATED JANUARY 2, 1991)
     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

This supplement describes certain changes to the investment options offered under your policy. Please retain this supplement with your policy prospectus for future reference.

In November 2003, certain funds of the Merrill Lynch Series Fund, Inc. ("Series
Fund") and the Merrill Lynch Variable Series Funds, Inc. ("Variable Series
Funds") that are offered through your variable life insurance policy will be merged, subject to shareholder approval. If approved, the effect of these mergers will be to replace shares of the Natural Resources Portfolio of the
Series Fund and the Developing Capital Markets V.I. Fund (formerly the
Developing Capital Markets Focus Fund) of the Variable Series Funds with shares of the Global Allocation Strategy Portfolio of the Series Fund and the Global
Allocation V.I. Fund of the Variable Series Funds, respectively.

In anticipation of these changes, the investment divisions investing in the
Natural Resources Portfolio and the Developing Capital Markets V.I. Fund will be closed to allocations of additional premiums and reallocations of investment base as of the close of business on September 26, 2003. If you have given us instructions to make Dollar Cost Averaging ("DCA") transfers and/or allocations of additional premiums to either or both of the investment divisions being closed, we will need to receive new instructions from you by the close of business on September 26, 2003. If we do not receive new instructions from you prior to that time, any allocations which would be made to the investment division(s) being closed will instead be made on a pro rata basis among the other investment divisions you have selected for that program.

                                *      *      *

If you have any questions, please contact your Financial Advisor or call or write the Service Center.

</TEXT>
</DOCUMENT>

<TEXT>
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                        INVESTOR LIFE PLUS (DATED MAY 1,
                         2001) ESTATE INVESTOR I (DATED
                         MAY 1, 2001) ESTATE INVESTOR II
                               (DATED MAY 1, 2001)
                        LEGACY POWER (DATED MAY 1, 2002)

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        PRIME PLAN I (DATED MAY 1, 1993)
                           PRIME PLAN II (DATED MAY 1,
                         1993) PRIME PLAN III (DATED MAY
                          1, 1993) PRIME PLAN IV (DATED
                                  MAY 1, 1998)
                           PRIME PLAN V (DATED MAY 1,
                           2003) PRIME PLAN VI (DATED
                                JANUARY 2, 1991)
                          PRIME PLAN 7 (DATED APRIL 30,
                        1991) PRIME PLAN INVESTOR (DATED
                                 APRIL 30, 1991)
                         DIRECTED LIFE (DATED JANUARY 2,
                          1991) DIRECTED LIFE 2 (DATED
                                 APRIL 30, 1991)

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       RETIREMENT PLUS (DATED MAY 1, 2003)
                      RETIREMENT POWER (DATED MAY 1, 2003)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2003)

                      ML LIFE INSURANCE COMPANY OF NEW YORK
                  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                             PROSPECTUSES FOR PRIME
                          PLAN I (DATED APRIL 30, 1991)
                      PRIME PLAN II (DATED APRIL 30, 1991)
                      PRIME PLAN III (DATED APRIL 30, 1991)
                      PRIME PLAN IV (DATED APRIL 30, 1991)
                      PRIME PLAN V (DATED JANUARY 2, 1991)
                      PRIME PLAN VI (DATED APRIL 30, 1991)
                       PRIMEPLAN 7 (DATED APRIL 30, 1991)
                   PRIME PLAN INVESTOR (DATED APRIL 30, 1991)
                      DIRECTED LIFE (DATED APRIL 30, 1991)
                     DIRECTED LIFE 2 (DATED APRIL 30, 1991)

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                        INVESTOR LIFE (DATED MAY 1, 2001)
                     INVESTOR LIFE PLUS (DATED MAY 1, 2001)

               ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A
                        SUPPLEMENT DATED AUGUST 6, 2003
                                     TO THE
                                PROSPECTUSES FOR
                       RETIREMENT PLUS (DATED MAY 1, 2003)
                      RETIREMENT POWER (DATED MAY 1, 2003)
                    RETIREMENT OPTIMIZER (DATED MAY 1, 2003)

This supplement describes proposed changes to the investment options offered under your contract. Please retain this supplement with your contract prospectus for future reference.

On July 18, 2003, Merrill Lynch Life Insurance Company ("MLLIC"), ML Life
Insurance Company of New York ("MLLICNY"), and the above noted separate accounts filed an application with the Securities and Exchange Commission ("SEC") seeking an order approving the substitution of shares of certain portfolios of the MLIG
Variable Insurance Trust (the "Replacement Portfolios") for shares of certain portfolios of the AllianceBernstein Variable Products Series Fund, Inc., the
Delaware VIP Trust, and the MFS(R) Variable Insurance TrustSM (the "Substituted
Portfolios").

More specifically, the effect of the proposed substitutions would be to replace the Substituted Portfolios with the Replacement Portfolios as investment options under your contract, as follows:*

================================================================================
       SUBSTITUTED PORTFOLIOS                    REPLACEMENT PORTFOLIOS
--------------------------------------------------------------------------------
Class A shares of the
AllianceBernstein Quasar Portfolio
of the AllianceBernstein Variable
Products Series Fund, Inc.
(Applicable to MLLIC Investor Life,
Investor Life Plus, Estate Investor
I, Estate Investor II, Prime Plan
I, Prime Plan II, Prime Plan III,
Prime Plan IV, Prime Plan V, Prime           Shares of the Roszel/Delaware Trend
Plan VI, Prime Plan 7, Prime Plan            Portfolio of the MLIG Variable
Investor, Directed Life, Directed            Insurance Trust
Life 2, and Retirement Plus; and
MLLICNY Prime Plan I, Prime Plan
II, Prime Plan III, Prime Plan IV,
Prime Plan V, Prime Plan VI, Prime
Plan 7, Prime Plan Investor,
Directed Life, Directed Life 2,
Investor Life, Investor Life Plus,
and Retirement Plus)
Standard Class shares of the
Delaware VIP Trend Series of the
Delaware VIP Trust (Applicable
to MLLIC Retirement Power,
Retirement Optimizer, and Legacy
Power; and MLLICNY Retirement
Power and Retirement Optimizer)
================================================================================

================================================================================
      SUBSTITUTED PORTFOLIOS                      REPLACEMENT PORTFOLIOS
--------------------------------------------------------------------------------
Initial Class shares of the MFS
Research Series of the MFS(R)
Variable Insurance TrustSM
(Applicable to MLLIC Investor Life,
Investor Life Plus, Estate Investor
I, Estate Investor II, Prime Plan
I, Prime Plan II, Prime Plan III,
Prime Plan IV, Prime Plan V, Prime
Plan VI, Prime Plan 7, Prime Plan
Investor, Directed Life, Directed            Shares of the Roszel/PIMCO CCM
Life 2, and Retirement Plus; and             Capital Appreciation Portfolio of
MLLICNY Prime Plan I, Prime Plan             the MLIG Variable Insurance Trust
II, Prime Plan III, Prime Plan IV,
Prime Plan V, Prime Plan VI, Prime
Plan 7, Prime Plan Investor,
Directed Life, Directed Life 2,
Investor Life, Investor Life Plus,
and Retirement Plus)
Initial Class shares of the MFS
Investors Trust Series of the MFS(R)
Variable Insurance TrustSM
(Applicable to MLLIC Retirement
Power, Retirement Optimizer, and
Legacy Power; and MLLICNY
Retirement Power and Retirement
Optimizer)
================================================================================

*    Under certain MLLIC and MLLICNY contracts, subaccounts investing in the
Substituted Portfolios were closed to the allocation of premium and contract value on May 1, 2003, and subaccounts investing in the Replacement Portfolios became available for the allocation of premium and contract value at that time.
Under other MLLIC and MLLICNY contracts, investment divisions or subaccounts investing in the Substituted Portfolios will continue to be available for the allocation of premium and investment base or contract value, and investment divisions or subaccounts investing in the Replacement Portfolios will not be available, until the substitutions occur.

The proposed substitutions will not be carried out unless contract owners invested in the Substituted Portfolios as of a to-be-specified record date approve the substitutions. MLLIC and MLLICNY anticipate that, if SEC approval is granted, contract owner approval is obtained, and all of the systems needed to perform the substitutions are in place, the proposed substitutions will occur sometime during the fourth quarter of 2003. To the extent required by law, approvals of the proposed substitutions also will be obtained from the state insurance regulators in certain jurisdictions. Contract owners invested in the
Substituted Portfolios as of the record date will receive detailed information about the proposed substitutions.

MLLIC and MLLICNY propose to carry out the proposed substitutions by redeeming shares of the Substituted Portfolios and purchasing shares of the corresponding
Replacement Portfolios. Any investment base or contract value that you have allocated to an investment division or subaccount investing in the Substituted
Portfolio(s) on the date of the substitutions will, in effect, be transferred to an investment division or subaccount investing in the corresponding Replacement
Portfolio(s). Currently, MLLIC and MLLICNY do not impose a charge for transfers or limit the number of transfers permitted each year (although they have reserved the right to charge for transfers in excess of a specified number and may refuse to make "market timing" transfers). From July 18, 2003 through 30 days following the date of the proposed substitutions, you may make one transfer of investment base or contract value from an investment division or subaccount investing in the Substituted Portfolio(s) (before the substitutions) or the
Replacement Portfolio(s) (after the substitutions) to any other available investment division(s) or subaccount(s) without that transfer counting towards the number of transfers permitted should MLLIC and/or MLLICNY begin charging for or otherwise limiting transfers in the future. In addition, neither MLLIC nor
MLLICNY will exercise any rights it may have under your contract to impose restrictions or charges on transfers until at least 30 days after the proposed substitutions occur.

The following discussion sets out brief information about the Replacement
Portfolios. The Replacement Portfolios are described in more detail in their current prospectuses. All contract owners have received or will receive a current prospectus for each Replacement Portfolio prior to the substitutions.
These prospectuses describe the Replacement Portfolios' investment policies, risks, fees and expenses, and all other aspects of their operations, and should be read carefully before investing. THERE IS NO ASSURANCE THAT ANY REPLACEMENT
PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES. Additional copies of the MLIG
Variable Insurance Trust's prospectus and statement of additional information, which include detailed information on each Replacement Portfolio, can be obtained directly from the Trust without charge by calling the MLIG Service
Center at (800) 535-5549 or writing the MLIG Service Center at P.O. Box 44222,
Jacksonville, FL 32231-4222.

ROSZEL/DELAWARE TREND PORTFOLIO OF THE MLIG VARIABLE INSURANCE TRUST

INVESTMENT OBJECTIVE.  To seek long-term capital appreciation.

INVESTMENT POLICIES. The portfolio invests at least 65% of total assets in small cap equities of companies believed to have potential for high earnings growth.
The portfolio's investment adviser seeks small companies that offer substantial opportunities for long-term price appreciation because they are poised to benefit from changing and dominant social and political trends. The portfolio's investment adviser evaluates company management, product development and sales and earnings, and it seeks market leaders, strong product cycles, innovate concepts, and industry trends. Also considered are a company's price-to-earning ratio, estimated growth rates, market cap, and cash flows to determine the company's attractiveness. To reduce the risk of investing in small cap companies, the portfolio invests in a well-diversified portfolio of different stocks representing a wide array of industries. The portfolio uses the Russell
2500 Growth Index as a performance benchmark. The portfolio may invest up to 25%
of total assets in foreign securities.

MANAGEMENT FEES AND ESTIMATED OTHER EXPENSES FOR THE YEAR ENDED DECEMBER 31,
2003 (AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS) 1

--------------------------------------------------------------------------
Management Fees                                             0.85%
12b-1 Fees                                                  N/A
Other Expenses                                              0.97%
Total Operating Expenses                                    1.82%
Less Expense Waivers and Reimbursements                     (0.67%)
Net Operating Expenses                                      1.15%
--------------------------------------------------------------------------

ROSZEL/PIMCO CCM CAPITAL APPRECIATION PORTFOLIO OF THE MLIG VARIABLE INSURANCE
TRUST

INVESTMENT OBJECTIVE. To seek long-term capital appreciation.

INVESTMENT POLICIES. The portfolio invests at least 65% of total assets in large cap stocks of companies believed to potential for high earnings growth. These companies are generally well-established issuers with strong business franchises and favorable long-term growth prospects. The portfolio's investment adviser seeks to achieve a consistent, favorable balance of growth and value with stocks of companies in the Russell 1000 and the S&P 500 Indexes. In choosing companies to invest in, the portfolio's investment adviser first looks at dividend growth, earnings growth, relative growth of earnings over time, the company's history of meeting earnings targets, and price-to-earnings ratios and other ratios that reveal value. The most promising companies are then evaluated on the basis of management strength, competitiveness in their industries, business prospects, and profitability. The portfolio sells stocks when their price declines relative to other stocks invested in by the portfolio or to other companies in the same business industry or when the issuer's earnings decline. The portfolio may invest up to 10% of total assets in foreign securities. The portfolio uses the
S&P 500 Index as a benchmark index.

MANAGEMENT FEES AND ESTIMATED OTHER EXPENSES FOR THE YEAR ENDED DECEMBER 31,
2003 (AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS) 1

---------------------------------------------------------------------------
Management Fees                                              0.80%
12b-1 Fees                                                   N/A
Other Expenses                                               0.97%
Total Operating Expenses                                     1.77%
Less Expense Waivers and Reimbursements                      (0.67%)
Net Operating Expenses                                       1.10%
---------------------------------------------------------------------------

If you have any questions about the proposed substitutions, please contact your
Financial Advisor or call or write the Service Center.

--------
1 MLIG Variable Insurance Trust has entered into an expense limitation arrangement with the investment adviser to the Replacement Portfolios whereby the investment adviser will reimburse the Replacement Portfolios to the extent total operating expenses (excluding interest, taxes, brokerage commissions, expenses in the form of fees paid to the Trust service providers by brokers in connection with directed brokerage arrangements, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of each
Portfolio's business) exceed certain limits. The expense limitation agreement is effective through April 30, 2004, and is expected to continue from year to year, conditioned upon approval for continuance by the board of trustees of the MLIG
Variable Insurance Trust.

</TEXT>
</DOCUMENT>

<TEXT>

              ====================================================
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 2001
                                       FOR
                                  INVESTOR LIFE
                               INVESTOR LIFE PLUS
                                ESTATE INVESTOR I
                               ESTATE INVESTOR II

              MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 1993
                                       FOR
                                  PRIME PLAN I
                                  PRIME PLAN II
                                 PRIME PLAN III

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                          PROSPECTUS DATED MAY 1, 1998
                                       FOR
                                  PRIME PLAN IV

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUS DATED JANUARY 2, 1991
                                       FOR
                                  PRIME PLAN VI

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUSES DATED APRIL 30, 1991
                                       FOR
                                  PRIME PLAN 7
                               PRIME PLAN INVESTOR

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUS DATED JANUARY 2, 1991
                                       FOR
                                  DIRECTED LIFE

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUS DATED APRIL 30, 1991
                                       FOR
                                 DIRECTED LIFE 2

              ====================================================

              ====================================================
                      ML LIFE INSURANCE COMPANY OF NEW YORK

                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                         PROSPECTUSES DATED MAY 1, 2001
                                       FOR
                                  INVESTOR LIFE
                               INVESTOR LIFE PLUS

                  ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT

                          SUPPLEMENT DATED MAY 1, 2002
                                     TO THE
                        PROSPECTUSES DATED APRIL 30, 1991
                                       FOR
                                  PRIME PLAN I
                                  PRIME PLAN II
                                 PRIME PLAN III
                                  PRIME PLAN IV
                                  PRIME PLAN V
                                  PRIME PLAN VI
                                  PRIME PLAN 7
                               PRIME PLAN INVESTOR
                                  DIRECTED LIFE
                                 DIRECTED LIFE 2

              ====================================================

This supplement describes certain changes to the Funds available under variable life insurance policies (collectively, the "Policies") issued by Merrill Lynch
Life Insurance Company and ML Life Insurance Company of New York. Effective May
1, 2002, the names of certain of these Funds changed.

For your ease of reference, the following table sets forth the names of the
Funds currently available under the Policies, along with former names in effect prior to May 1, 2002, if applicable.

--------------------------------------------------------------------------------------------------------------------
         CURRENT NAME                                                 FORMER NAME
         ------------                                                 -----------
--------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH SERIES FUND, INC.
--------------------------------------------------------------------------------------------------------------------
     Balanced Capital Strategy Portfolio
--------------------------------------------------------------------------------------------------------------------
     Core Bond Strategy Portfolio
--------------------------------------------------------------------------------------------------------------------
     Fundamental Growth Strategy Portfolio
--------------------------------------------------------------------------------------------------------------------
     Global Allocation Strategy Portfolio
--------------------------------------------------------------------------------------------------------------------
     High Yield Portfolio
--------------------------------------------------------------------------------------------------------------------
     Intermediate Government Bond Portfolio
--------------------------------------------------------------------------------------------------------------------
     Large Cap Core Strategy Portfolio                            Capital Stock Portfolio
--------------------------------------------------------------------------------------------------------------------
     Money Reserve Portfolio
--------------------------------------------------------------------------------------------------------------------
     Natural Resources Portfolio
--------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
     Basic Value V.I. Fund                                        Basic Value Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Developing Capital Markets V.I. Fund                         Developing Capital Markets Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Global Growth V.I. Fund                                      Global Growth Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Index 500 V.I. Fund                                          Index 500 Fund
--------------------------------------------------------------------------------------------------------------------
     Large Cap Value V.I. Fund                                    Large Cap Value Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Small Cap Value V.I. Fund                                    Small Cap Value Focus Fund
--------------------------------------------------------------------------------------------------------------------
     Utilities and Telecommunications                             Utilities and Telecommunications
         V.I. Fund                                                    Focus Fund
--------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
--------------------------------------------------------------------------------------------------------------------
     AIM V.I. Capital Appreciation Fund
--------------------------------------------------------------------------------------------------------------------
     AIM V.I. Premier Equity Fund                                 AIM V.I. Value Fund
--------------------------------------------------------------------------------------------------------------------

                                        2

--------------------------------------------------------------------------------------------------------------------
         CURRENT NAME                                                 FORMER NAME
         ------------                                                 -----------
--------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
--------------------------------------------------------------------------------------------------------------------
     Premier Growth Portfolio
--------------------------------------------------------------------------------------------------------------------
     Quasar Portfolio
--------------------------------------------------------------------------------------------------------------------
MERCURY VARIABLE TRUST                                       MERCURY HW VARIABLE TRUST
--------------------------------------------------------------------------------------------------------------------
     Mercury International Value V.I. Fund                        Mercury HW International Value
                                                                      VIP Portfolio
--------------------------------------------------------------------------------------------------------------------
MERCURY V.I. FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
     Merrill Lynch Large Cap Growth V.I. Fund                     Large Cap Growth Focus Fund
--------------------------------------------------------------------------------------------------------------------
MFS(R) VARIABLE INSURANCE TRUST(SM)
--------------------------------------------------------------------------------------------------------------------
     MFS(R) Emerging Growth Series
--------------------------------------------------------------------------------------------------------------------
     MFS(R) Research Series
--------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH FUND OF STRIPPED ("ZERO")
U.S. TREASURY SECURITIES
--------------------------------------------------------------------------------------------------------------------
     Twelve maturity dates ranging from
         August 15, 2003--February 15, 2019
--------------------------------------------------------------------------------------------------------------------

                                      * * *

If you have any questions about these changes, please contact your Financial
Advisor, or call our Service Center at (800) 354-5333 for contracts issued by
Merrill Lynch Life Insurance Company, or at (800) 831-8172 for contracts issued by ML Life Insurance Company of New York. You may also write to the Service
Center at P.O. Box 441395, Jacksonville, Florida 32231-4139. Please retain this supplement with your Policy prospectus for your reference.

                                        3

</TEXT>
</DOCUMENT>

<TEXT>

                     ML LIFE INSURANCE COMPANY OF NEW YORK
                 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                            (THE "SEPARATE ACCOUNT")

                          SUPPLEMENT DATED MAY 1, 2001
                                     TO THE
                       PROSPECTUSES DATED APRIL 30, 1991
                                       FOR
                                  PRIME PLAN I
                                  PRIME PLAN II
                                 PRIME PLAN III
                                  PRIME PLAN IV
                                  DIRECTED LIFE
                                 DIRECTED LIFE 2

This supplement describes certain changes to the investment divisions available under the variable life insurance policies noted above (collectively, the
"Policies") issued by ML Life Insurance Company of New York. If you have any questions about these changes, please contact your Financial Advisor, or call or write the Variable Life Service Center at (800)354-5333, P.O. Box 9025,
Springfield, Massachusetts 01102-9025. Please retain this supplement with your
Policy prospectus for your reference.

The changes include the following:

-    Following the close of business on April 30, 2001, the following eleven new investment divisions were added to the Policies for the allocation of premium payments and investment base:

-    the Global Growth Focus Fund, Index 500 Fund, and Large Cap Value Focus
     Fund of the Merrill Lynch Variable Series Funds, Inc.;

-    the V.I. Capital Appreciation Fund and V.I. Value Fund of the AIM Variable
     Insurance Funds;

-    the Premier Growth Portfolio and Quasar Portfolio of the Alliance
     Variable Products Series Fund, Inc.;

-    the International Value VIP Portfolio of the Mercury HW Variable Trust;

-    the Large Cap Growth Focus Fund of the Mercury V.I. Funds, Inc.; and

-    the MFS Emerging Growth Series and the MFS Research Series of the MFS(R)
     Variable Insurance Trust-SM-.

-    Following the close of business on April 27, 2001, the International Equity
     Focus Fund of the Merrill Lynch Variable Series Funds, Inc. was merged with and into the Mercury HW International Value VIP Portfolio of the Mercury HW
     Variable Trust.

-    Following the close of business on April 27, 2001, the investment division corresponding to the Balanced Portfolio of the Merrill Lynch Series Fund,
     Inc. was closed to allocations of premiums and investment base. The Board of Directors of the Merrill Lynch Series Fund, Inc. has approved the merger of the Balanced Portfolio and the Balanced Capital Strategy Portfolio.
     Subject to shareholder approval, the Balanced Portfolio will be merged with and into the Balanced Capital Strategy Portfolio following the close of business on May 11, 2001.

-    Certain underlying funds and their investment advisers have changed their names.

-    You may change investment allocations as often as you wish. However, we may limit the number of changes permitted but not to less than five each policy year. We'll notify you if we impose any limitations.

FOR YOUR EASE OF REFERENCE, THE FOLLOWING SECTIONS SET FORTH THE INVESTMENT
DIVISIONS CURRENTLY AVAILABLE UNDER THE POLICIES, THE INVESTMENT OBJECTIVES AND
STRATEGIES FOR EACH CORRESPONDING PORTFOLIO ("FUND") UNDERLYING THESE INVESTMENT
DIVISIONS, AND CURRENT FEES AND EXPENSES OF EACH FUND, AS WELL AS MORE
INFORMATION REGARDING THESE CHANGES.

                                       2

                          CURRENT INVESTMENT DIVISIONS

Currently, there are 37 investment divisions in the Separate Account that are available for investment:

MERRILL LYNCH VARIABLE SERIES FUNDS, INC. ("VARIABLE    MERRILL LYNCH FUND OF STRIPPED ("ZERO") U.S. TREASURY
SERIES FUNDS")                                          SECURITIES ("ZERO TRUSTS")
- Basic Value Focus Fund                                - Thirteen maturity dates ranging from February 15,
- Developing Capital Markets Focus Fund                 2002--February 15, 2019
- Global Growth Focus Fund
- Index 500 Fund                                        AIM VARIABLE INSURANCE FUNDS ("AIM V.I. FUNDS")
- Large Cap Value Focus Fund                            - AIM V.I. Capital Appreciation Fund
- Small Cap Value Focus Fund                            - AIM V.I. Value Fund
- Utilities and Telecommunications Focus
                                                        ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. ("ALLIANCE
MERRILL LYNCH SERIES FUND, INC. ("SERIES FUND")         FUND")
- Balanced Capital Strategy Portfolio                   - Premier Growth Portfolio
- Capital Stock Portfolio                               - Quasar Portfolio
- Core Bond Strategy Portfolio
- Fundamental Growth Strategy Portfolio                 MERCURY HW VARIABLE TRUST ("MERCURY HW TRUST")
- Global Allocation Strategy Portfolio                  - International Value VIP Portfolio
- High Yield Portfolio
- Intermediate Government Bond Portfolio                MERCURY V.I. FUNDS, INC. ("MERCURY V.I. FUNDS")
- Money Reserve Portfolio                               - Large Cap Growth Focus Fund
- Natural Resources Portfolio
                                                        MFS(R)VARIABLE INSURANCE TRUST-SM- ("MFS TRUST")
                                                        - MFS Emerging Growth Series
                                                        - MFS Research Series

                         ADVISORY FEES AND FUND EXPENSES

The portfolios in the Funds pay monthly advisory fees and other expenses. The following table helps you understand the costs and expenses you will bear, directly or indirectly. The table shows Fund expenses for the year ended
December 31, 2000, as a percentage of each Fund's average net assets.

                                              MERRILL LYNCH VARIABLE SERIES FUNDS, INC. (CLASS A SHARES)
                                  ------------------------------------------------------------------------------------
                                            Developing                          Large      Small
                                  Basic       Capital      Global                Cap        Cap       Utilities and
                                  Value       Markets      Growth     Index     Value      Value   Tele-communication
Annual Expenses                   Focus      Focus (a)      Focus      500      Focus      Focus         Focus
---------------                   -----      ---------      -----      ---      -----      -----         -----
Investment Advisory Fees            .60%         1.00%         .75%      .30%     .75%       .75%          .60%
Other Expenses.........             .05%         .36%          .08%      .05%     .17%       .06%          .09%
                                    ----         ----          ----      ----     ----       ----          ----
Total Annual Operating
 Expenses..............             .65%         1.36%         .83%      .35%     .92%       .81%          .69%
Expense Reimbursements.             .00%         .11%          .00%      .00%     .00%       .00%          .00%
                                    ----         ----          ----      ----     ----       ----          ----
Net Expenses...........             .65%         1.25%         .83%      .35%     .92%       .81%          .69%

                                       3

                                         MERRILL LYNCH SERIES FUND, INC.
                     --------------------------------------------------------------
                                   Balanced
                                   Capital                             Fundamental
                                   Strategy    Capital    Core Bond       Growth
Annual Expenses      Balanced (b)    (b,c)      Stock    Strategy (c)  Strategy (c)
---------------      ------------    -----      -----    ------------  ------------
Investment
 Advisory Fees....       .32%         .32%       .32%        .32%          .32%
Other Expenses....       .08%         .06%       .07%        .09%          .06%
                         ----         ----       ----        ----          ----
Total Annual
 Operating
 Expenses.........       .40%         .38%       .39%        .41%          .38%
Expense
 Reimbursements...       .00%         .00%       .00%        .00%          .00%
                         ----         ----       ----        ----          ----
Net Expenses......       .40%         .38%       .39%        .41%          .38%

                                MERRILL LYNCH SERIES FUND, INC.
                       ------------------------------------------------------

                         Global             Intermediate              Natural
                        Allocation   High    Government   Money      Resources
Annual Expenses        Strategy (c)  Yield      Bond     Reserve       (d)
---------------        ------------  -----      ----     -------       ---
Investment
 Advisory Fees....         .32%       .32%      .32%       .32%        .32%
Other Expenses....         .14%       .10%      .07%       .05%        .26%
                           ----       ----      ----       ----        ----
Total Annual
 Operating
 Expenses.........         .46%       .42%      .39%       .37%        .58%
Expense
 Reimbursements...         .00%       .00%      .00%       .00%        .08%
                           ----       ----      ----       ----        ----
Net Expenses......         .46%       .42%      .39%       .37%        .50%

                                                      ALLIANCE VARIABLE
                                                         PRODUCTS
                               AIM VARIABLE           SERIES FUND, INC.
                              INSURANCE FUNDS         (CLASS A SHARES)
                              --------------          -----------------
                         AIM V.I.                  ALLIANCE
                         CAPITAL       AIM V.I.    PREMIER     ALLIANCE
ANNUAL EXPENSES        APPRECIATION     VALUE      GROWTH      QUASAR (e)
---------------        ------------     -----      ------      ----------
Investment Advisory
 Fees.............          .61%          .61%       1.00%         1.00%
Other Expenses....          .21%          .23%        .04%          .14%
                            ----          ----        ----          ----
Total Annual
 Operating
 Expenses.........          .82%          .84%       1.04%         1.14%
Expense
 Reimbursements...          .00%          .00%        .00%          .00%
                            ----          ----        ----          ----
Net Expenses......          .82%          .84%       1.04%         1.14%

                                           MERCURY V.I.
                        MERCURY HW          FUNDS, INC.         MFS(R) VARIABLE
                         VARIABLE           (CLASS A           INSURANCE TRUST-SM-
                         TRUST (f)         SHARES) (h)          (INITIAL CLASS)
                       --------------      ------------       -------------------
                       MERCURY HW                               MFS         MFS
                       INTERNATIONAL      LARGE CAP           EMERGING    RESEARCH
ANNUAL EXPENSES        VALUE VIP (c,g)    GROWTH FOCUS (c,i)  GROWTH (j)  (j)
---------------        ---------------    ------------------  ----------  --------
Investment Advisory
 Fees.............           .75%                .65%            .75%        .75%
Other Expenses....           .18%                .69%            .10%        .10%
                             ----                ----            ----        ----
Total Annual
 Operating
 Expenses.........           .93%               1.34%            .85%        .85%
Expense
 Reimbursements...           .00%                .09%            .00%        .00%
                             ----                ----            ----        ----
Net Expenses......           .93%               1.25%            .85%        .85%

----------
(a)  Merrill Lynch Investment Managers, L.P. ("MLIM") and Merrill Lynch Life
     Agency, Inc. have entered into a Reimbursement Agreement that limits the operating expenses, exclusive of any distribution fees imposed on Class B shares, paid by each Fund of the Variable Series Funds in a given year to
     1.25% of its average net assets. This Reimbursement Agreement is expected to remain in effect for the current year. Under this Reimbursement
     Agreement, the Developing Capital Markets Focus Fund was reimbursed for a portion of its operating expenses for 2000.

(b)  Following the close of business on April 27, 2001, the investment division corresponding to the Balanced Portfolio was closed to allocations of premiums and investment base. The Board of Directors of the Series Fund has approved the merger of the Balanced Portfolio and the Balanced Capital
     Strategy Portfolio. Subject to shareholder approval, the Balanced Portfolio will be merged with and into the Balanced Capital Strategy Portfolio following the close of business on May 11, 2001.

(c)  On May 1, 2001, (i) the Long Term Corporate Bond Portfolio was renamed the
     Core Bond Strategy Portfolio, (ii) the Growth Stock Portfolio was renamed the Fundamental Growth Strategy Portfolio, (iii) the Multiple Strategy
     Portfolio was renamed the Balanced

                                       4

     Capital Strategy Portfolio, (iv) the Global Strategy Portfolio was renamed the Global Allocation Strategy Portfolio, and (v) the Mercury V.I. U.S.
     Large Cap Fund was renamed the Large Cap Growth Focus Fund, and its manager was changed. Effective October 6, 2000, the Hotchkis and Wiley
     International VIP Portfolio was renamed the Mercury HW International Value
     VIP Portfolio.

(d)  We have agreed to limit operating expenses for each Fund of the Series Fund in a given year to .50% of its average daily net assets. Under this agreement, the Natural Resources Portfolio was reimbursed for a portion of its operating expenses for 2000.

(e)  The Fee Table does not reflect fees waived or expenses assumed by Alliance
     Capital Management L.P. ("Alliance") for the Alliance Quasar Portfolio
     during the year ended December 31, 2000. Such waivers and assumption of expenses were made on a voluntary basis. Alliance may discontinue or reduce any such waiver or assumption of expenses at any time without notice.
     During the fiscal year ended December 31, 2000, Alliance waived management fees totaling .19% for the Alliance Quasar Portfolio. Considering such reimbursements, "Total Annual Operating Expenses" would have been .95%.

(f)  As of October 6, 2000, the Hotchkis and Wiley Variable Trust was renamed the Mercury HW Variable Trust. Mercury Advisors has agreed to make reimbursements so that the regular annual operating expenses of the Fund do not exceed 1.35% of its average net assets. This agreement will not be terminated without notice to investors.

(g)  Following the close of business on April 27, 2001, the International Equity
     Focus Fund of the Merrill Lynch Variable Series Funds, Inc. was merged with and into the Mercury HW International Value VIP Portfolio.

(h)  On May 1, 2001, the Mercury Asset Management V.I. Funds, Inc. was renamed the Mercury V.I. Funds, Inc.

(i)  Mercury Advisors has agreed to limit the annual operating expenses for the
     Large Cap Growth Focus Fund to 1.25% of its average net assets.

(j)  The MFS Emerging Growth Series and the MFS Research Series have expense offset arrangements which reduce each Fund's custodian fee based upon the amount of cash maintained by each Fund with its custodian and dividend disbursing agent. The Funds may enter into such arrangements and directed brokerage arrangements, which would also have the effect of reducing the
     Funds' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the Funds.
     Had these fee reductions been taken into account, "Net Expenses" would have been .84% for the Emerging Growth Series and .84% for the Research Series.

                                       5

                INVESTMENT OBJECTIVES AND STRATEGIES OF THE FUNDS

Below we list the Funds in which the investment divisions invest. There is no guarantee that any Fund or portfolio will be able to meet its investment objective.

Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to any other portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all of these reasons, you should expect investment results to differ. In particular, certain Funds available only through the Policy have names similar to funds not available through the Policy. The performance of any fund not available through the Policy is not indicative of performance of the similarly named Fund available through the Policy.

The investment adviser of a Fund (or its affiliates) may pay compensation to us or our affiliates, which may be significant, in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Policies. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Policies and other policies that we or our affiliates issue. These percentages differ, and some advisers (or affiliates) may pay more than others.

THE SERIES FUND

The Series Fund is registered with the Securities and Exchange Commission as an open-end management investment company and its investment adviser is Merrill
Lynch Investment Managers, L.P. (formerly Merrill Lynch Asset Management, L.P.)
("MLIM"). Nine of its mutual fund portfolios are currently available through the
Separate Account. One of its portfolios (the Balanced Portfolio) is closed to further investment and will be merged into another portfolio subject to shareholder approval. The investment objectives and certain investment policies of the Series Fund portfolios are described below.

BALANCED PORTFOLIO seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than that normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed-income and equity securities.

Following the close of business on April 27, 2001, the investment division corresponding to the Balanced Portfolio was closed to allocations of premiums and investment base. The Board of Directors of the Series Fund has approved the merger of the Balanced Portfolio and the Balanced Capital Strategy Portfolio.
Subject to shareholder approval, the Balanced Portfolio will be merged with and into the Balanced Capital Strategy Portfolio following the close of business on
May 11, 2001.

                                       6

BALANCED CAPITAL STRATEGY PORTFOLIO (FORMERLY THE MULTIPLE STRATEGY PORTFOLIO)
seeks high total investment return through a fully managed investment policy utilizing equity securities, intermediate and long-term debt securities and money market securities.

The Board of Directors of the Merrill Lynch Series Fund, Inc. has approved the merger of the Balanced Portfolio and the Balanced Capital Strategy Portfolio.
Subject to shareholder approval, the Balanced Portfolio will be merged with and into the Balanced Capital Strategy Portfolio following the close of business on
May 11, 2001.

CAPITAL STOCK PORTFOLIO seeks long-term growth of capital and income, plus moderate current income. It generally invests in equity securities considered to be of good or improving quality or considered to be undervalued based on criteria such as historical price/book value and price/earnings ratios.

CORE BOND STRATEGY PORTFOLIO (FORMERLY THE LONG-TERM CORPORATE BOND PORTFOLIO)
primarily seeks to provide a high level of current income. In addition, the
Portfolio seeks capital appreciation when consistent with the primary objective.
In seeking to achieve these objectives, under normal circumstances the Portfolio invests at least 65% of the value of its total assets in debt securities of any kind and maturity that have a rating within the four highest grades of a
Nationally Recognized Statistical Rating Organization, such as Moody's Investors
Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("Standard &
Poor's").

FUNDAMENTAL GROWTH STRATEGY PORTFOLIO (FORMERLY THE GROWTH STOCK PORTFOLIO)
seeks long-term growth of capital by investing in a diversified portfolio of securities, primarily common stocks, of companies with the potential to achieve above-average earnings growth.

GLOBAL ALLOCATION STRATEGY PORTFOLIO (FORMERLY THE GLOBAL STRATEGY PORTFOLIO)
seeks high total investment return by investing primarily in a portfolio of equity and fixed-income securities, including convertible securities, of U.S.
and foreign issuers.

HIGH YIELD PORTFOLIO primarily seeks a high level of current income.
Secondarily, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio seeks to achieve its investment objective by investing principally in fixed-income securities rated in the lower categories of the established rating services or in unrated securities of comparable quality (including securities commonly known as "junk bonds").

INTERMEDIATE GOVERNMENT BOND PORTFOLIO seeks to obtain the highest level of current income consistent with the protection of capital afforded by investing in intermediate-term debt securities issued or guaranteed by the U.S. Government or its agencies. The Portfolio will invest in such securities with a maximum maturity of 15 years.

                                       7

MONEY RESERVE PORTFOLIO seeks to preserve capital, maintain liquidity and achieve the highest possible current income consistent with those objectives by investing in short-term money market securities.

NATURAL RESOURCES PORTFOLIO seeks capital appreciation and to protect the purchasing power of shareholders' capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

MLIM is indirectly owned and controlled by Merrill Lynch & Co., Inc. and is a registered adviser under the Investment Advisers Act of 1940. The Series Fund, as part of its operating expenses, pays an investment advisory fee to MLIM. (See
"Advisory Fees and Fund Expenses" above.)

THE VARIABLE SERIES FUNDS

The Variable Series Funds is registered with the Securities and Exchange
Commission as an open-end management investment company and its investment adviser is MLIM. Class A shares of seven of its portfolios are currently available through the Separate Account. The investment objectives and certain investment policies of these Variable Series Funds portfolios are described below.

BASIC VALUE FOCUS FUND seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value. The
Fund seeks special opportunities in securities that are selling at a discount, either from book value or historical price-earnings ratios, or seem capable of recovering from temporarily out of favor considerations. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price/earnings ratio.

DEVELOPING CAPITAL MARKETS FOCUS FUND seeks long-term capital appreciation by investing in securities, principally equities, of issuers in countries having smaller capital markets. For purposes of its investment objective, the Fund considers countries having smaller capital markets to be all countries other than the four countries having the largest equity market capitalizations.

GLOBAL GROWTH FOCUS FUND seeks long-term growth of capital. The Fund invests in a diversified portfolio of equity securities of issuers located in various countries and the United States, placing particular emphasis on companies that have exhibited above-average growth rates in earnings.

INDEX 500 FUND seeks to provide investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor's
500 Composite Stock Price Index (the "S&P 500 Index").

LARGE CAP VALUE FOCUS FUND seeks long-term capital growth by investing primarily in large cap equity securities that MLIM believes are undervalued.

                                       8

SMALL CAP VALUE FOCUS FUND seeks long-term growth of capital by investing in a diversified portfolio of securities, primarily common stocks, of relatively small companies that management of the Variable Series Funds believes have special investment value, and of emerging growth companies regardless of size.
Companies are selected by management on the basis of their long-term potential for expanding their size and profitability or for gaining increased market recognition for their securities.

UTILITIES AND TELECOMMUNICATIONS FOCUS FUND seeks both capital appreciation and current income through investment of at least 65% of its total assets in equity and debt securities issued by domestic and foreign companies which are, in the opinion of MLIM, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telecommunications, gas or water.

The Variable Series Funds, as part of its operating expenses, pays an investment advisory fee to MLIM. (See "Advisory Fees and Fund Expenses" above.)

THE AIM V.I. FUNDS

The AIM V.I. Funds is registered with the Securities and Exchange Commission as an open-end management investment company and its investment adviser is A I M
Advisors, Inc. ("AIM"). Two of its mutual fund portfolios are currently available through the Separate Account. The investment objectives and strategies of the two available AIM V.I. Funds portfolios are described below.

AIM V.I. CAPITAL APPRECIATION FUND seeks growth of capital through investment in common stocks, with emphasis on medium and small-sized growth companies. AIM will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

AIM V.I. VALUE FUND seeks to achieve long-term growth of capital by investing primarily in equity securities judged by AIM to be undervalued relative to AIM's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally.
Income is a secondary objective.

AIM, 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173, has served as an investment adviser since its organization in 1976. Today, AIM together with its subsidiaries, advises or manages over 135 investment portfolios, including the
Funds, encompassing a broad range of investment objectives. The AIM V.I. Funds, as part of its operating expenses, pays an investment advisory fee to AIM. (See
"Advisory Fees and Fund Expenses" above.)

                                       9

THE ALLIANCE FUND

The Alliance Fund is registered with the Securities and Exchange Commission as an open-end management investment company and its investment adviser is Alliance
Capital Management L.P. ("Alliance"). Two of its mutual fund portfolios are currently available through the Separate Account. The investment objectives and strategies of these Alliance Fund portfolios are described below.

PREMIER GROWTH PORTFOLIO seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income is incidental to the objective of capital growth.

QUASAR PORTFOLIO seeks growth of capital by pursuing aggressive investment policies. The Fund invests principally in a diversified portfolio of equity securities of any company and industry and in any type of security which is believed to offer possibilities for capital appreciation, and invests only incidentally for current income.

Alliance is a Delaware limited partnership with principal offices at 1345 Avenue of the Americas, New York, New York 10105. Alliance Capital Management
Corporation ("ACMC"), the sole general partner of Alliance, is an indirect wholly owned subsidiary of The Equitable Life Assurance Society of the United
States, which is in turn a wholly owned subsidiary of AXA Financial, Inc., a holding company which is controlled by AXA, a French insurance holding company.
The Alliance Fund, as part of its operating expenses, pays an investment advisory fee to Alliance. (See "Advisory Fees and Fund Expenses" above.)

THE MERCURY HW TRUST

The Mercury HW Trust (formerly the Hotchkis and Wiley Variable Trust) is registered with the Securities and Exchange Commission as an open-end management investment company, and its adviser is Mercury Advisors (formerly Hotchkis and
Wiley). One of its mutual fund portfolios is available through the Separate
Account. The investment objective and strategy of this Mercury HW Trust portfolio is described below.

MERCURY HW INTERNATIONAL VALUE VIP PORTFOLIO (FORMERLY THE HOTCHKIS AND WILEY
INTERNATIONAL VIP PORTFOLIO) seeks to provide current income and long-term growth of income, accompanied by growth of capital. The Fund invests at least
65% of its total assets in stocks in at least ten foreign markets. In investing the Fund, Mercury Advisors follows a value style. This means that it buys stocks that it believes are currently undervalued by the market and thus have a lower price than their true worth.

Following the close of business on April 27, 2001, the International Equity
Focus Fund of the Variable Series Funds was merged with and into the Mercury HW
International Value VIP Portfolio.

                                       10

Mercury Advisors, 725 S. Figueroa Street, Suite 4000, Los Angeles, California
90017-5400, serves as the investment adviser to the Fund and generally administers the affairs of Mercury HW Trust. The Mercury HW Trust, as part of its operating expenses, pays an investment advisory fee to Mercury Advisors.
(See "Advisory Fees and Fund Expenses" above.)

THE MERCURY V.I. FUNDS

The Mercury V.I. Funds (formerly the Mercury Asset Management V.I. Funds, Inc.)
is registered with the Securities and Exchange Commission as an open-end management investment company, and its adviser is Merrill Lynch Investment
Managers International Ltd. (formerly Mercury Asset Management International
Ltd.). Class A shares of one of its mutual fund portfolios are available through the Separate Account. The investment objective and strategy of the Large Cap
Growth Focus Fund is described below.

THE LARGE CAP GROWTH FOCUS FUND'S (FORMERLY THE MERCURY V.I. U.S. LARGE CAP
FUND'S) main goal is long-term capital growth. The Fund invests primarily in a diversified portfolio of equity securities of large cap companies (which are companies whose market capitalization is at least $5 billion) located in the
U.S. that Fund management believes have good prospects for earnings growth. The
Fund may also invest up to 10% of its assets in foreign stocks.

Merrill Lynch Investment Managers International Ltd. is located at 33 King
William Street, London EC4R 9AS, England. Its intermediate parent is Merrill
Lynch Investment Managers Group Ltd., a London-based holding company. The ultimate parent of Merrill Lynch Investment Managers Group Ltd. is Merrill Lynch
& Co., Inc. The Large Cap Growth Focus Fund, as part of its operating expenses, pays an investment advisory fee to Merrill Lynch Investment Managers
International Ltd. (See "Advisory Fees and Fund Expenses" above.)

THE MFS TRUST

The MFS Trust is registered with the Securities and Exchange Commission as an open-end management investment company and its investment adviser is
Massachusetts Financial Services Company ("MFS"). Two of its mutual fund portfolios are currently available through the Separate Account. The investment objectives and strategies of the available MFS Trust portfolios are described below.

MFS EMERGING GROWTH SERIES will seek long-term growth of capital. The series invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies. These companies are companies that the series' adviser believes are either early in their life cycle but have the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate.

MFS RESEARCH SERIES will seek to provide long-term growth of capital and future income. The series invests, under normal market conditions, at least 80% of its total assets in common stocks

                                       11

and related securities, such as preferred stocks, convertible securities and depositary receipts. The series focuses on companies that the series' adviser believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management.

MFS, a Delaware corporation, 500 Boylston Street, Boston, Massachusetts 02116,
is a subsidiary of Sun Life of Canada (U.S.) Financial Service Holdings, Inc.,
which, in turn, is an indirect wholly owned subsidiary of Sun Life Assurance
Company of Canada. The MFS Trust, as part of its operating expenses, pays an investment advisory fee to MFS. (See "Advisory Fees and Fund Expenses" above.)

SPECIAL RISKS OF CERTAIN FUNDS

Investment in lower-rated debt securities, such as those in which the High Yield
Portfolio of the Series Fund and the Developing Capital Markets Focus Fund of
the Variable Series Funds expect to invest, entails relatively greater risk of loss of income or principal. The Developing Capital Markets Focus Fund of the
Variable Series Funds has no established rating criteria for the debt securities in which it may invest and will rely on MLIM's judgment in evaluating the creditworthiness of an issuer of such securities. In an effort to minimize risk, these portfolios will diversify holdings among many issuers. However, there can be no assurance that diversification will protect these portfolios from widespread defaults during periods of sustained economic downturn.

Because a substantial portion of the Global Growth Focus Fund's and the Global
Allocation Strategy Portfolio's assets may be invested on an international basis, you should be aware of certain risks of international investments, such as fluctuations in foreign exchange rates, future political and economic developments, different legal systems, and the possible imposition of exchange controls or other foreign government laws or restrictions. An investment in either of these Funds may be appropriate only for long-term investors who can assume the risk of loss of principal, and do not seek current income.

In seeking to protect the purchasing power of capital, the Natural Resources
Portfolio of the Series Fund reserves the right, when management anticipates significant economic, political, or financial instability, such as high inflationary pressures or upheaval in foreign currency exchange markets, to invest a majority of its assets in companies that explore for, extract, process or deal in gold or in asset-based securities indexed to the value of gold bullion. The Natural Resources Portfolio will not concentrate its investments in such securities until it has been advised that the Policies' federal tax status will not be adversely affected as a result.

For the MFS Emerging Growth Series, the nature of investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Emerging growth companies often have limited product lines, markets or financial resources, and they may be dependent on one-person management. In addition, there may be less research available on many promising small and medium-sized emerging growth companies,

                                       12

making it more difficult to find and analyze these companies. The securities of emerging growth companies may have limited marketability and may be subject to abrupt or erratic market movements more than securities of larger, more established growth companies or the market averages in general. Shares of the
MFS Emerging Growth Series, therefore, may fluctuate more in value than shares of a conservative equity fund or of a growth fund which invests entirely in proven growth stocks.

For the Mercury HW International Value VIP Portfolio, investing in emerging market and other foreign securities involves certain risk considerations not typically associated with investing in securities of U.S. issuers, including currency devaluations and other currency exchange rate fluctuations, political uncertainty and instability, more substantial government involvement in the economy, higher rates of inflation, less government supervision and regulation of the securities markets and participants in those markets, controls on foreign investment and limitations on repatriation of invested capital and on the Fund's ability to exchange local currencies for U.S. dollars, greater price volatility, substantially less liquidity and significantly smaller capitalization of securities markets, absence of uniform accounting and auditing standards, generally higher commission expenses, delay in settlement of securities transactions, and greater difficulty in enforcing shareholder rights and remedies.

Investment in these portfolios entails relatively greater risk of loss of income or principal. In addition, as described in the accompanying prospectus for the portfolios, you should consider many of these portfolios as a long-term investment and a vehicle for diversification, and not as a balanced investment program. It may not be appropriate to allocate all payments and investment base to a single investment division.

THE ZERO TRUSTS

The Zero Trusts are intended to provide safety of capital and a competitive yield to maturity. The Zero Trusts purchase at a deep discount U.S.
Government-backed investments which make no periodic interest payments. When held to maturity the investments should receive approximately a fixed yield. The value of Zero Trust units before maturity varies more than it would if the Zero
Trusts contained interest-bearing U.S. Treasury securities of comparable maturities.

The Zero Trust portfolios consist mainly of:

-    bearer debt obligations issued by the U.S. Government stripped of their unmatured interest coupons;
-    coupons stripped from U.S. debt obligations; and
-    receipts and certificates for such stripped debt obligations and coupons.

                                       13

The Zero Trusts currently available are shown below:
                                                                                          TARGETED RATE
                                                                                          OF RETURN TO
                                                                                          MATURITY AS OF
ZERO TRUST                                                  MATURITY DATE                 APRIL 20, 2001
----------                                                  -------------                 --------------
2002....................................................... February.15, 2002                    1.74%
2003....................................................... August 15, 2003                      2.98%
2004....................................................... February 15, 2004                    3.23%
2005 ...................................................... February 15, 2005                    3.23%
2006 ...................................................... February 15, 2006                    2.98%
2007 ...................................................... February 15, 2007                    3.32%
2008 ...................................................... February 15, 2008                    3.85%
2009 ...................................................... February 15, 2009                    3.96%
2010 ...................................................... February 15, 2010                    4.18%
2011 ...................................................... February 15, 2011                    4.15%
2013 ...................................................... February 15, 2013                    4.40%
2014 ...................................................... February 15, 2014                    4.60%
2019 ...................................................... February 15, 2019                    4.95%

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a subsidiary of
Merrill Lynch & Co., Inc., is the sponsor for the Zero Trusts. The sponsor will sell units of the Zero Trusts to the Separate Account and has agreed to repurchase units that we need to sell to pay benefits and make reallocations. We pay the sponsor a fee for these transactions and are reimbursed through the trust charge assessed to the divisions investing in the Zero Trusts. We assess a daily trust charge against the assets of each division investing in the Zero
Trusts. This charge reimburses us for the transaction charge paid to MLPF&S when units are sold to the Separate Account. The trust charge is currently equivalent to .34% annually at the beginning of the year. We may increase it, but it won't exceed .50% annually at the beginning of the year. The charge is based on cost with no expected profit.

TARGETED RATE OF RETURN TO MATURITY. Because the underlying securities in the
Zero Trusts will grow to their face value on the maturity date, it is possible to estimate a compound rate of return to maturity for the Zero Trust units. But because the units are held in the Separate Account, the asset charge and the trust charge must be taken into account in estimating a net rate of return for the Separate Account. The net rate of return to maturity for the Separate
Account depends on the compound rate of return adjusted for these charges. It does not, however, represent the actual return on a payment that we might receive under the Policy on that date, since it does not reflect the charges for deferred policy load, mortality costs and any net loan cost deducted from a
Policy's investment base.

Since the value of the Zero Trust units will vary daily to reflect the market value of the underlying securities, the compound rate of return to maturity for the Zero Trust units and the net rate of return to maturity for the Separate
Account will vary correspondingly.

                                       14

                                  *   *   *

The hypothetical illustrations that are set forth in your most recent Policy prospectus do not reflect current fund expenses. Policy values and benefits shown in the prospectus illustrations would be lower if current expenses were reflected. Please contact the Variable Life Service Center at (800) 354-5333 if
you would like to receive illustrations of Policy values that reflect average fund expenses for all investment divisions available under the Policies after
May 1, 2001.

                                       15
</TEXT>
</DOCUMENT>

<TEXT>

   1

                                  PRIME PLAN I
                                  PRIME PLAN II
                                 PRIME PLAN III
                                  PRIME PLAN IV
                                  DIRECTED LIFE
                                 DIRECTED LIFE 2

                                    Issued by
                      ML LIFE INSURANCE COMPANY OF NEW YORK
                  ML of New York Variable Life Separate Account

                         SUPPLEMENT DATED JULY 22, 1999
                                     TO THE
                        PROSPECTUSES DATED APRIL 30, 1991

NEW INVESTMENT DIVISION. Effective July 22, 1999, you can allocate premium payments and investment base to the investment division corresponding to a series of The Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities
(the "Zero Trust") maturing on February 15, 2019. For more complete information about the Zero Trust, please refer to a copy of the current prospectus for the
Zero Trust previously distributed to you in May.

The Zero Trust is intended to provide safety of capital and a competitive yield to maturity. The Zero Trust purchases at a deep discount U.S. Government-backed investments which make no periodic interest payments. When held to maturity the investments should receive approximately a fixed yield. The value of Zero Trust units before maturity varies more than it would if the Zero Trust contained interest-bearing U.S. Treasury securities of comparable maturities.

The Zero Trust portfolio consists mainly of:

       -      bearer debt obligations issued by the U.S. Government stripped of their unmatured interest coupons;

       -      coupons stripped from U.S. debt obligations; and

       -      receipts and certificates for such stripped debt obligations and coupons.

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a subsidiary of
Merrill Lynch & Co., Inc., is the sponsor for the Zero Trust. The sponsor will sell units of the Zero Trust to the ML of New York Variable Life Separate
Account (the "Separate Account") and has agreed to repurchase units when we need to sell them to pay benefits and make reallocations. We pay the sponsor a fee for these transactions and are reimbursed through the trust charge assessed to the divisions investing in the Zero Trust. (See "Charges to Divisions Investing
in the Zero Trust" below.)

Because the underlying securities in the Zero Trust will grow to their face value on the maturity date, we can estimate a compound rate of return to maturity for the Zero Trust units. But because the Separate Account holds the units, we need to take into account the asset charge and the trust charge described in your variable life contract prospectus in estimating the net rate of return. It depends on the compound rate of return adjusted for these charges.
It does not,

   2

however, represent the actual return on a payment that we might receive under the contract on that date, since it does not reflect the charges for deferred contract load, mortality costs and any net loan cost deducted from a contract's investment base, which are also described in your variable life contract prospectus.

The Zero Trust maturing on February 15, 2019 has a targeted rate of return to maturity as of July 21, 1999 of 5.46% for Prime Plan I, Prime Plan II, Prime
Plan III, Prime Plan IV, and Directed Life, and 5.20% for Directed Life 2.
Since the value of the Zero Trust units will vary daily to reflect the market value of the underlying securities, the compound rate of return to maturity for the Zero Trust units and the net rate of return to maturity for the investment division will vary correspondingly.

CHARGES TO DIVISIONS INVESTING IN THE ZERO TRUST. We assess a daily trust charge against the assets of each division investing in the Zero Trust. This charge reimburses us for the transaction charge paid to MLPF&S when units are sold to the Separate Account. The trust charge is currently equivalent to .34% annually at the beginning of the year. We may increase it, but it won't exceed .50%
annually at the beginning of the year. The charge is based on cost with no expected profit.

                              --------------------

Please contact the Variable Life Service Center at (800) 354-5333, if you would like to receive illustrations of contract values that reflect average fund expenses for all investment divisions available under the contracts on July 22,
1999.

Please retain this supplement with your variable life contract prospectus for your reference. If you have any questions about these changes, please contact your Financial Consultant or call the Variable Life Service Center.

SUPPNY-2 (7/99)
</TEXT>
</DOCUMENT>

<TEXT>

   1
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1997

                                                  Registration No. 33-38097

       ------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                         POST-EFFECTIVE AMENDMENT NO. 3
                                       to
                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                                  -----------

                 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)
                     ML LIFE INSURANCE COMPANY OF NEW YORK
                              (Name of depositor)
                               100 Church Street
                                   11th Floor
                         New York, New York 10080-6511
         (Complete address of depositor's principal executive offices)

                           BARRY G. SKOLNICK, ESQUIRE
                   Senior Vice President and General Counsel
                     ML Life Insurance Company of New York
                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536
                    (Name and Address of Agent for Service)

                                    Copy to:
                            STEPHEN E. ROTH, ESQUIRE
                        Sutherland, Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                           Washington, DC 20004-2404

It is proposed that this filing will become effective (check appropriate box)
/X/ immediately upon filing pursuant to paragraph (b) of Rule 485
/ / on, pursuant to paragraph (b) of Rule 485
/ / 60 days after filing pursuant to paragraph (a)(1) of Rule 485
/ / on , pursuant to paragraph (a)(1) of Rule 485
/ / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Check box if it is proposed that the filing will become effective on (date) at
(time) pursuant to Rule 487 [ ].

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, an indefinite amount of securities has been registered under the Securities Act of 1933 by this Registration Statement. The Rule 24f-2 notice for fiscal year 1996 was filed on February 26, 1997.

   2

This post-effective amendment is being filed solely to satisfy the requirements of Section 26(e)(2)(A) under the Investment Company Act of 1940.

The contents of Registrant's previously-filed registration statement,
Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 of the
ML of New York Variable Life Separate Account filed April 30, 1991 (File No.
33-38097), is incorporated by reference herein in its entirety.

The following undertaking is added to Part II, Undertakings:

ML Life Insurance Company of New York hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ML Life Insurance Company of New York.

   3

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, ML
of New York Variable Life Separate Account hereby certifies that this
Post-Effective Amendment No. 3 meets all of the requirements for effectiveness pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement
to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Plainsboro and the State of New Jersey, on the 31st day of July, 1997.

                 ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                                  (Registrant)

                     ML LIFE INSURANCE COMPANY OF NEW YORK
                                  (Depositor)

ATTEST:

/s/ Edward W. Diffin, Jr.                      By:  /s/ Barry G. Skolnick
- -------------------------------------               --------------------------
Edward W. Diffin, Jr.                                   Barry G. Skolnick
Vice President and Senior Counsel                       Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective
Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities indicated on July 31, 1997.

   SIGNATURE                                    TITLE
   ---------                                    -----

           *                       Chairman of the Board, President, and
- ---------------------------         Chief Executive Officer
Anthony J. Vespa

           *                       Director, Senior Vice President, Chief Financial
- ---------------------------         Officer, Chief Actuary, and Treasurer
Joseph E. Crowne, Jr.

           *                       Director, Senior Vice President and Chief
- ---------------------------         Investment Officer
David M. Dunford

           *                       Director and Senior Vice President
- ---------------------------
Gail R. Farkas

           *                       Director, Vice President and Senior Counsel
- ---------------------------
Michael P. Cogswell

   4

         SIGNATURE                    TITLE
         ---------                    -----
          *                          Director
- -----------------------------
Frederick J.C. Butler

          *                          Director
- -----------------------------
Robert L. Israeloff

          *                          Director
- -----------------------------
Allen N. Jones

          *                          Director
- -----------------------------
Cynthia L. Kahn

          *                          Director
- -----------------------------
Robert A. King

          *                          Director
- -----------------------------
Irving M. Pollack

          *                          Director
- -----------------------------
William A. Wilde, III

By:  /s/ Barry G. Skolnick           In his own capacity as Director, Senior Vice President,
- -----------------------------         General Counsel, and Secretary and as Attorney-In-Fact
          Barry G. Skolnick

</TEXT>
</DOCUMENT>

<TEXT>

   1

                    ML LIFE INSURANCE COMPANY OF NEW YORK
                ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT
                                  (FORMERLY
               ROYAL TANDEM VARIABLE LIFE SEPARATE ACCOUNT OF
                    ROYAL TANDEM LIFE INSURANCE COMPANY)

                        SUPPLEMENT DATED JUNE 1, 1996
                                     TO
                      PROSPECTUSES DATED APRIL 30, 1991

                                PRIME PLAN I
                                PRIME PLAN II
                               PRIME PLAN  III
                                PRIME PLAN IV
                                PRIME PLAN V
                                DIRECTED LIFE
                                PRIME PLAN VI
                                PRIME PLAN 7
                             PRIME PLAN INVESTOR
                               DIRECTED LIFE 2

The following information modifies and supplements information provided in the most recent prospectus for your policy.

NEW INVESTMENT DIVISIONS

           Beginning on June 1, 1996, five additional investment divisions of
ML of New York Variable Life Separate Account  (the "Separate Account") will be available for allocations of payments and investment base.  These divisions will invest in series of The Merrill Lynch Variable Series Funds, Inc. (the
"Variable Series Funds"), which is registered with the Securities and Exchange
Commission as an open-end management investment company.  A policy owner may select up to five of the investment divisions of the Separate Account available under the policy for allocation of investment base.

         The investment objectives of the funds in which the new divisions of the Separate Account invest are described below.  THERE IS NO GUARANTEE THAT
ANY FUND WILL MEET ITS INVESTMENT OBJECTIVE.

         Basic Value Focus Fund seeks capital appreciation, and secondarily, income by investing in securities, primarily equities, that management of the
Fund believes are undervalued and therefore represent basic investment value.
Particular emphasis is placed on securities which provide an above-average dividend return and sell at a below-average price/earnings ratio.

         Global Utility Focus Fund seeks to obtain capital appreciation and current income through investment of at least 65% of its total assets in equity and debt securities issued by
   2
domestic and foreign companies which are, in the opinion of management of the
Fund, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telecommunications, gas or water.

         International Equity Focus Fund seeks to obtain capital appreciation, and secondarily, income by investing in a diversified portfolio of equity securities of issuers located in countries other than the United States.  Under normal conditions, at least 65% of the Fund's net assets will be invested in such equity securities.

         Developing Capital Markets Focus Fund seeks long-term capital appreciation by investing in securities, principally equities, of issuers in countries having smaller capital markets.  For purposes of its investment objective, the Fund considers countries having smaller capital markets to be all countries other than the four countries having the largest equity market capitalizations.

         Equity Growth Fund seeks to attain long-term growth of capital by investing in a diversified portfolio of securities, primarily common stocks, of relatively small companies that management of the Fund believes have special investment value and emerging growth companies regardless of size.  Such companies are selected by management on the basis of their long-term potential for expanding their size and profitability or for gaining increased market recognition for their securities.  Current income is not a factor in such selection.

         MLAM is the investment adviser for each of the Variable Series Funds.
Each portfolio of the Variable Series Funds, as part of its operating expenses, pays an investment advisory fee to MLAM.  See "Expenses of The Variable Series
Funds," below.

         Shares of the Variable Series Funds are sold to separate accounts of other Merrill Lynch insurance companies, and other insurance companies not affiliated with ML of New York or Merrill Lynch & Co., Inc. to fund benefits under certain variable life insurance and variable annuity contracts.  Shares of each Fund of the Variable Series Funds may be made available to the separate accounts of additional insurance companies in the future.

RISKS

         IN GENERAL.  Because investment in each investment division of the
Separate Account entails certain risks, including the risk of loss of income or principal, it may not be appropriate to allocate all payments and investment base to only one investment division.

   3
         RISKS ASSOCIATED WITH THE DEVELOPING CAPITAL MARKETS FOCUS FUND.  The
Developing Capital Markets Focus Fund of the Variable Series Funds has no
established rating criteria for the debt securities in which it may invest, and will rely on the investment adviser's judgment in evaluating the credit worthiness of an issuer of such securities.  In an effort to minimize the risk, the fund will diversify its holdings among many issuers.  However, there can be no assurance that diversification will protect the fund from widespread defaults during periods of sustained economic downturn.

EXPENSES OF THE VARIABLE SERIES FUNDS

         The Variable Series Funds incurs operating expenses and pays monthly advisory fees to MLAM.  For the Basic Value Focus Fund and Global Utility Focus
Fund, the fee equals an annual rate of .60% of average daily net assets.  For the International Equity Focus Fund, the Developing Capital Markets Focus Fund,
and the Equity Growth Fund, the fee equals an annual rate of .75%, 1.00%, and
 .75%, respectively, of average daily net assets.

         Under its investment advisory agreement, MLAM has agreed to reimburse the Variable Series Funds if and to the extent that in any fiscal year the operating expenses of any Fund exceeds the most restrictive expense limitations then in effect under any state securities laws or published regulations thereunder.  Expenses for this purpose include MLAM's fee but exclude interest, taxes, brokerage commissions and extraordinary expenses, such as litigation.
No fee payments will be made to MLAM with respect to any Fund during any fiscal year which would cause the expenses of such Fund to exceed the pro rata expense limitation applicable to such Fund at the time of such payment.  This reimbursement agreement will remain in effect so long as the advisory agreement remains in effect and cannot be amended without Variable Series Funds approval.

         MLAM and Merrill Lynch Life Agency, Inc. have entered into two agreements which limit the operating expenses paid by each Fund in a given year to 1.25% of its average daily net assets, which is less than the expense limitations imposed by state securities laws or published regulations thereunder.  These reimbursement agreements provide that any expenses in excess of 1.25% of average daily net assets will be reimbursed to the Fund by MLAM which, in turn, will be reimbursed by Merrill Lynch Life Agency, Inc.

ILLUSTRATIONS

         The hypothetical illustrations that are set forth in the most recent prospectus for your policy do not reflect current

   4
expense levels for the Variable Series Funds or the Merrill Lynch Series Fund,
Inc.  The average of 1995 expenses (including monthly advisory fees) for these funds and portfolios is higher than the average expenses reflected in the prospectus illustrations.  VALUES AND BENEFITS SHOWN IN THE PROSPECTUS
ILLUSTRATIONS WOULD BE LOWER IF CURRENT EXPENSES WERE REFLECTED.

</TEXT>
</DOCUMENT>

Filed Pursuant to Rule 497(b)

File No. 33-38097

Prospectus For:

Single Premium Variable Life Insurance Policies Issued by Royal Tandem Life Insurance Company

SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

This prospectus describes Single Premium Variable Life Insurance Policies (“Policies”) offered by Royal Tandem Life Insurance Company (the “Insurance Company” or “we” or “us”), a subsidiary of Merrill Lynch & Co., Inc. This Prospectus describes four forms of Single Premium Variable Life Insurance Policies issued by Monarch Life Insurance Company through 1988 and assumed by the Insurance Company as described under “Summary of the Policies: Assumption of Previously Issued Policies,” These Policies were marketed under the following names: Prime Plan, Prime Plan II, Prime Plan III and Prime Plan IV. Although in many respects these four forms of Policy are identical, there are certain differences. Those differences are noted accordingly in the description of the Policies contained in this Prospectus. A policy is designed to provide lifetime insurance coverage on the insured named in the Policy. A Policy also may be surrendered for its net cash value while the insured is living. The death benefits and cash values under a Policy will vary based on investments made in the Royal Tandem Variable Life Separate Account of Royal Tandem Life Insurance Company (the “Separate Account” or the “Account”). The Insurance Company also issues Annual Premium and Flexible Premium Variable Life Insurance Policies through the Separate Account which are sold with other prospectuses.

An owner of a Policy may allocate the investment base for a Policy among up to 5 of the 28 investment divisions In the Separate Account. Some of the investment divisions use their assets to buy shares at net asset value in a designated mutual fund portfolio. Each of these portfolios is a part of the Merrill Lynch Series Fund, Inc. (“Series Fund”). The Series Fund uses the investment advisory services of Merrill Lynch Asset Management, Inc. (“MLAM”), which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. The other investment divisions use their assets to purchase units of designated unit investment trusts. Each of these unit investment trusts (collectively Trusts”, and individually, a “Trust”) is part of the Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly owned subsidiary of Merrill Lynch & Co., Inc., serves as sponsor for each unit investment trust.

Regardless of a Policy’s investment return, the death benefit can never be less than the Guaranteed Insurance Amount. This amount is the Policy’s face amount during the first policy year. Afterwards, the Guaranteed Insurance Amount increases each year by 3% for Prime Plan and Prime Plan II, by 1.45% for Prime Plan III and by 0.48% for Prime Plan IV.

During the first policy year the death benefit equals the Guaranteed Insurance Amount. Afterwards, the death benefit may increase or decrease on each policy anniversary, depending on a Policy’s investment return, but it will never decrease below the Guaranteed Insurance Amount.

A Policy’s cash value may increase or decrease on any day, depending on a Policy’s investment return. No minimum amount of cash value is guaranteed. In early policy years the cash value may be lower than the single premium accumulated at interest. Therefore, a policy should be purchased only if the owner intends to keep it in effect for a reasonable period of time.

Certain deductions and charges are assessable against the single premium paid under a Policy before allocation to the Separate Account (see “Charges Deducted from Premium’’, page 19). However, for Prime Plan II, Prime Plan III and Prime Plan IV, the amount of the charges (“policy loading”) initially will be added to the investment base of a Policy by the Insurance Company. The total amount of the policy loading will then be subtracted from the Policy’s investment base in equal installments at the beginning of the second through eleventh policy years. During the period of time that any portion of the policy loading is included in the Policy’s investment base, the benefits under the Policy will be greater if the actual rate of return is greater than zero, but will create larger decreases in benefits if the actual rate of return is less than zero (see “Investment Return Adjustment”, page 11).

A Policy may be exchanged for fixed life insurance under certain conditions (see “Right to Exchange for Fixed Life Insurance”, page 15, and “Substitution of Investments”, page 18).

It may not be advantageous to replace existing insurance with a Policy. In addition, employers and employee organizations should consider whether, in light of a recent Supreme Court decision, it is appropriate to purchase a Policy for any employment-related insurance or benefit program (see “Legal Considerations”, page 23).

This entire prospectus should be read to completely understand the Policies being offered.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE

SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION

PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUS

FOR THE MERRILL LYNCH SERIES FUND AND THE MERRILL LYNCH FUND OF STRIPPED

(“ZERO”) U.S. TREASURY SECURITIES WHICH CONTAIN FULL

DESCRIPTIONS OF THOSE INVESTMENTS.

THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE

Issued by:	Administered at:
Royal Tandem Life	Monarch Life Insurance Company
Insurance Company	(the “Service Center”)
New York, New York 10121	P.O. Box 9025
Distributed by: Merrill Lynch, Pierce, Penner & Smith Incorporated (“MLPF&S”) Plainsboro, New Jersey 08556 Date: January 2,1991	Springfield, Massachusetts 01102-9025

PROSPECTUS CONTENTS

Page
Summary of the Policies	3
How Does This Policy Differ from a Traditional Single Premium Life Insurance Policy?	3
What Is the Guaranteed Insurance Amount?	3
How Does a Policy’s Death Benefit Vary? How Is The Premium Determined?	3 4
How Does the Separate Account Operate?	4
What Is the Policy’s Net Premium?	5
How Much of a Policy’s Premium Is Allocated to the Separate Account?	5
What Are the Different Investment Portfolios in the Merrill Lynch Series Fund, Inc.?	5
What Are the Different Unit Investment Trusts of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities?	6
How Can the Owner Allocate the Investment Base for a Policy?	6
Is the Death Benefit Excludable from Gross Income for Tax Purposes?	6
What Is the Tax Treatment of Cash Value Increases?	6
What Is the Loan Privilege?	7
Who Are the Insurance Company and MLPF&S?	7
Who Sells the Policies?	7
What Are the Insurance Underwriting Requirements?	7
Assumption of Previously Issued Policies	7
Death Benefits	9
Policy Rights and Obligations	12
Premiums	12
Allocation of Net Premium and Investment Base	12
Cash Value Benefits	12
Policy Loan	12
Increase in Guaranteed Insurance Amount	12
Right in Exchange for Fixed Life Insurance	14
Right to Examine a Policy (“Free LOOK”)	14
The Separate Account	14
The Separate Account	14
Investments of the Separate Account	15
The Series Fund	15
The Trusts	16
Substitution of Investments	17
How Policy Benefits Vary to Reflect the Separate Account’s Investment Result	17
The Amount Invested: The Investment Base	17
Policy’s Rate of Return and Resultant Investment Return	17
Charges and Expenses	18
Allocation to the Separate Account	18
Charges Deducted from Premium	18
Charge For the Cost of Insurance	19
Group or Sponsored Arrangements	19
Expenses Charged to All Divisions of the Separate Account	19
Expenses Charged to the Trusts	20
Guarantee of Certain Charges	20
Other Charges	20
Servicing Agent	20
Distribution Agreement and Other Contractual Arrangements	20
Tax Considerations	21
Policy Proceeds	21
Charge for the Insurance Company’s Income Taxes	22
Legal Considerations	22
Management	23
Voting Rights	24
Right to Instruct Voting of Series Fund Shares	24
Disregard of Voting Instructions	24
Reports	25
State Regulation	25
Legal Proceedings	25
Legal Matters	25
Additional Information Experts	25 25
Appendix A—Illustrations	27
Appendix B—Illustrations	32
Appendix C—Illustrations	41
Appendix D—Illustrations	50
Appendix E—Other Policy Provisions	59
Income Plans	59
Other Important Provisions	59
Financial Statements	62

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

2

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

SUMMARY OF THE POLICIES

This section will answer many questions about a Policy.

How Does This Policy Differ from a Traditional Single Premium Life Insurance Policy?

Like other single premium life insurance, a Policy provides a death benefit that is payable to the beneficiary upon the insured’s death.

Unlike a traditional fixed single premium life insurance policy the owner of a Policy can choose where the investment base for a Policy is to be placed. The choice is among up to any 5 of the investment divisions of the Insurance Company’s Separate Account. Some of the divisions invest in shares of a designated mutual fund portfolio in the Merrill Lynch Series Fund, Inc. Each portfolio of the Series Fund is managed by Merrill Lynch Asset Management, Inc. The other investment divisions invest in units of a designated unit investment trust in The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. MLPF&S serves as sponsor for each unit investment trust.

Like other life insurance, a Policy provides a guaranteed minimum death benefit.

Unlike traditional life insurance, the death benefit may increase above a Policy’s guaranteed minimum. There can be no assurance, however, that this will occur. A Policy’s death benefit may increase or decrease on each policy anniversary, depending on the investment return for a Policy. Regardless of investment return, the death benefit can never be less than a Policy’s Guaranteed Insurance Amount.

For any amount of death benefit above the Guaranteed Insurance Amount, the owner bears the investment risk on any change occurring on a policy anniversary. During a policy year, the Insurance Company will bear the investment risk on such amount while the owner forgoes any increase in death benefit until the next policy anniversary if investment results should be favorable. The Insurance Company bears the investment risk for the entire amount of the Guaranteed Insurance Amount, for which the Insurance Company imposes a risk charge (see “Charges Deducted from Premium “Risk Charge”, page 20).

Like other life insurance, the owner can cancel a Policy while the insured is living and receive its net cash value.

Unlike traditional life insurance, a Policy offers the opportunity of its net cash value based upon investment results. There can be no assurance that such appreciation will occur. The cash value may increase or decrease on any day, depending on the investment return for a Policy.

The owner bears the investment risk on the cash value, since no minimum amount is guaranteed, whereas in a traditional life insurance policy, cash values are guaranteed as set forth in those policies.

Availability. A Policy can be issued to an insured up to age 75. The minimum single premium for Prime Plan, Prime Plan II and Prime Plan III is $5,000 for age 0 through 14 and $10,000 for ages 15 and over. The minimum single premium for Prime Plan IV is $5,000 for age 0 through 19 and $10,000 for ages 20 and over. In certain group or sponsored arrangements, the minimum single premium requirement may be reduced (see “Group or Sponsored Arrangements”, page 20).

What is the Guaranteed Insurance Amount?

A Policy’s Guaranteed Insurance Amount is its face amount during the first policy year. Afterwards, the Guaranteed Insurance Amount increases each year by 3% for Prime Plan and Prime Plan II, by 1.45% for Prime Plan III and by 0.48% for Prime Plan IV.

Subject to state availability, the owner of a Prime Plan III or Prime Plan IV Policy can purchase term insurance riders which may be added to a Policy to increase the life insurance protection. The amount of any term insurance will not vary with a Policy’s investment return (see “Single Premium Term Insurance Rider”, page 9).

How Does a Policy’s Death Benefit Vary?

The death benefit of a Policy is the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive. The Variable Insurance Amount reflects the accumulation of each policy year’s investment return (see “Policy’s Rate of Return and Resultant Investment Return”, page 18). The Variable

3

Insurance Amount is zero during the first policy year. After that, it may be positive or negative as calculated on each policy anniversary.

The change in the Variable Insurance Amount on a policy anniversary will depend, subject to the investment return adjustment described below, upon the relationship of a Policy’s actual rate of return (see “Actual Rate of Return”, page 18), for the policy year ending on the anniversary, to 4.5%, the Policy’s assumed rate of return. The actual rate of return under a Policy reflects, through investment divisions in the Separate Account, increases or decreases in the net asset value of the Series Fund shares plus any distribution made during the policy year on such shares, and increases or decreases in the value of the units of the Trusts. A Policy’s investment return for a policy year is the difference between a Policy’s actual rate of return and 4.5%, multiplied by a Policy’s total investment base (see “The Amount Invested: The Investment Base”, page 18)

If the actual rate of return exceeds 4.5%, the investment return is positive and the Variable Insurance Amount increases. The increase in the Variable Insurance Amount is an amount of insurance that is purchased by the dollar amount of investment return under a Policy.

An increase in the Variable Insurance Amount on a policy anniversary will not result in an increase in the death benefit if:

•	the Variable Insurance Amount on the previous policy anniversary was negative (and the death benefit equalled the Guaranteed Insurance Amount); and

•	such increase in the Variable Insurance Amount is not sufficient to make the resulting Variable Insurance Amount positive.

If the actual rate of return is less than 4.5%, the investment return is negative and the Variable Insurance Amount decreases. The decrease in the Variable Insurance Amount is an amount of insurance that is canceled on account of the negative investment return under a Policy. If the prior Variable Insurance Amount was negative, such a decrease will make the Variable Insurance Amount more negative. A decrease in the Variable Insurance Amount will not result in a decrease in the death benefit below the Guaranteed Insurance Amount (see “Death Benefits”, page 9).

During the first ten policy years the investment return will be adjusted (“investment return adjustment”) for Prime Plan II, Prime Plan III and Prime Plan IV by the product of (i) a Policy’s actual rate of return for the policy year, and (ii) the amount of the policy loading that has not been recovered as of the beginning of the policy year. The investment return adjustment may be positive or negative depending on whether the actual rate of return is greater than or less than zero. In calculating the investment return adjustment, the Policy’s assumed rate of return is not subtracted from the actual rate of return, as it is in calculating the investment return on the balance of the investment base. This adjustment will be reflected in a change in the Variable Insurance Amount and will have the effect of creating greater increases in the benefits of a Policy if the actual rate of return is greater than zero, but will create larger decreases in benefits if the actual rate of return is less than zero.

Policies issued in the standard class, and for Prime Plan III and Prime Plan IV, in the non-smoker class, will provide for increases in the Variable Insurance Amount otherwise calculated on each policy anniversary (see “What Are the Insurance Underwriting Requirements?”, page 7). This will be based upon a formula adjustment for assumed favorable mortality resuit as the Policy remains in force (see “Death Benefits”, page 9).

How Is The Premium Determined?

In return for insurance benefits and other policy rights, the owner makes a single premium payment. The premium amount depends on a Policy’s face amount and the insured’s sex and insurance age.

Under Prime Plan, Prime Plan II and Prime Plan III the minimum single premium is $5,000 for ages 0 through 14 and $10,000 for ages 15 and over. Under Prime Plan IV the minimum single premium is $5,000 for ages 0 through 19 and $10,000 for ages 20 and over. In certain group or sponsored arrangements, the minimum single premium requirement may be reduced (see “Group or Sponsored Arrangements”, page 20).

How Does The Separate Account Operate?

The Variable Life Insurance benefits for both the annual and single premium versions of the policies are provided through investments made in the Separate Account. The Separate Account is a separate investment account used only to support Variable Life Insurance policies (see “The Separate Account”, page 15). It is not part of the Insurance Company’s general account.

The Separate Account is organized as a unit investment trust and is governed by the laws of the State of New York. There currently are 28 investment divisions within the Separate Account, 10 of which invest in shares of a designated mutual fund portfolio of the Series Fund (a “series” type of mutual fund) and 18 of which invest in units of a designated unit investment trust which is part of the Trusts. Subject to the

4

state availability of the Trusts, an owner of a Policy can allocate the investment base for a Policy among up to 5 of the 28 investment divisions.

The daily charge for mortality and expense risks is made against the assets of all divisions in the Separate Account. The charge is equivalent to an effective annual rate of .50% at the beginning of the year (see “Expenses Charged To All Divisions of the Separate Account”, page 20). In addition, a daily asset charge, equivalent to an effective annual rate of .31% at the beginning of the year, currently is made against the assets of the Trusts, which invest in units of a designated unit investment trust which is part of the Trusts. This charge may be increased in the future but in no event will it exceed an effective annual rate of .50% (see “Asset Charge”, page 21).

Currently, the Insurance Company makes no charge against the Separate Account for company Federal income taxes. Under the Insurance Company’s current tax status as a life insurance company, it does not expect to incur Federal income taxes attributable to the Separate Account for a number of years. However, if the Insurance Company incurs company Federal income taxes attributable to the Separate Account in future years, it intends to make a charge for those taxes (see Charge for the Insurance Company’s Income Taxes”, page 23.)

What Is the Policy’s Net Premium?

The Policy’s “net premium” will equal the single premium payable less the policy loading consisting of:

•	A charge for sales load which will not exceed 4% of the single premium (see “Sales load”, page 19);

•	A charge for administrative expenses (see “Administrative Charge”, page 19);

•	A charge for state premium taxes (see “State Premium Tax Charge”, page 20); and

•	A risk charge (see “Risk Charge”, page 20).

In certain group or sponsored arrangements the charges for sales load and administrative expenses may be reduced (see “Group or Sponsored Arrangements”, page 20).

The net premium is the Policy’s cash value as of the policy date.

How Much of a Policy’s Premium is Allocated to the Separate Account?

On the policy date, which is either the date of the application (if the premium is received within 5 working days of that date) or the date the premium is received, if later, the Insurance Company allocates to the Separate Account, the sum of the Policy’s net premium and for Prime Plan II, Prime Plan III and Prime Plan IV, the policy loading. That amount is allocated Investment Division 1, which invests in the Money Reserve Portfolio. Under Prime Plan III and Prime Plan IV, subject to the Insurance Company’s rules, a policyholder may choose to allocate the policy premium among Investment Division 1 and one of the Investment Divisions investing in a unit investment trust. The amount allocated equals the Policy’s investment base as of the policy date. After the free look period, the investment base may be allocated among 5 of the investment divisions based on the owner’s instructions.

Under Prime Plan II, Prime Plan III and Prime Plan IV, at the beginning of the second policy year and continuing through the eleventh, the insurance Company will reduce a Policy’s investment base by 10% of policy loading. Thus, the amount of the policy loading originally deducted from the single premium but added to the initial investment base will be subtracted from a Policy’s investment base in equal installments at the beginning of the second through the eleventh policy years. Under Prime Plan, the Policy load is deducted on the Policy date.

What Are the Different Investment Portfolios in the Merrill Lynch Series Fund, Inc.?

Ten of the investment divisions of the Separate Account will invest only in the shares of a designated mutual fund portfolio of the Merrill Lynch Series Fund, Inc. The following portfolios of that Fund are currently available.

Money Reserve Portfolio

Intermediate Government Bond Portfolio

Long Term Corporate Bond Portfolio

Capital Stock Portfolio

Growth Stock Portfolio

High Yield Portfolio

Multiple Strategy Portfolio

National Resources Portfolio

Global Strategy Portfolio

Balanced Portfolio

The series Fund is managed by Merrill Lynch Asset Management. Inc. (“MLAM”), which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. MLAM receives a monthly fee from the Series Fund equivalent to an annual rate of .50% of the first $250 million of the aggregate average daily net assets of the Fund, .45% of the next $50 million, .40% of the next $100 million, .35% of the next $100 million and .30% of the excess over $800 million. MLAM has agreed that it in any year the aggregate ordinary expense (excluding interest, taxes, brokerage fees,

5

commissions and extraordinary charges) of any portfolio of the Series Fund exceeds the expense limitations then in effect under any state securities law or regulation, it will reduce its fee from such portfolio by such excess and, if required under such laws or regulations, it will reimburse the Fund in the amount of such excess. The Insurance Company has agreed to reimburse the Series Fund so that the ordinary operating expenses of the portfolios (which includes the monthly advisory fee) do not exceed .50% of the average daily net assets.

The Series Fund is briefly described on pages 16-17, More detailed information about the Series Fund can be found in the accompanying prospectus for the Fund, which should be read together with this prospectus.

What Are the Different Unit investment Trusts of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities?

Eighteen of the investment divisions of the Separate Account will invest in units of a designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. Subject to state approval, the following trusts currently available have maturity dates in years 1991 through 2001, 2003 and 2005 through 2010.

The 18 Trusts

Trust	Maturity Date	Net Rate of Return in Maturity as of December 26, 1990
1991	August 15, 1991	6.06%
1992	May 15, 1992	6.35%
1993	November 15, 1993	6.48%
1994	August 15, 1991	6.91%
1995	November 15, 1995	7.01%
1996	February 15, 1996	7.20%
1997	February 15, 1997	7.29%
1998	February 15, 1998	7.38%
1999	February 15, 1999	7.41%
2000	February 15, 2000	7.48%
2001	February 15, 2001	7.59%
2003	August 15, 2003	7.65%
2005	February 15, 2005	7.65%
2006	February 15, 2006	7.58%
2007	February 15, 2007	7.54%
2008	February 15, 2008	7.66%
2009	February 15, 2009	7.65%
2010	February 15, 2010	7.70%

Merrill Lynch, Pierce, Fenner & Smith Incorporated, a subsidiary of Merrill Lynch & Co. will serve as sponsor for each unit investment trust. As sponsor, MLPF&S will sell units of the Trust to the Separate Account. The price of these units will include a transaction charge which will not be paid by the Separate

Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the insurance Company’s general account assets. The amount of transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities. The Insurance Company will seek reimbursement for the amounts paid through a daily asset charge which will be made against the assets of the Trusts. The amount of this charge currently is equivalent to an effective annual rate of .25% at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of .50%. The charge will be cost-based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

The value of the Trust will vary more widely than units of a unit investment trust containing coupon bearing U.S. treasury securities with comparable maturities. Accordingly, the investment base allocated to the Trusts may show wide fluctuations from day to day, particularly when the period to maturity is relatively long. The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is briefly described on page 17. More detailed information can be found in the accompanying prospectus, which should be read together with this prospectus.

How Can the Owner Allocate the Investment Base for a Policy?

After the end of the free look period, the owner can allocate the investment base among up to 5 of the 28 investment divisions of the Separate Account. Thereafter the owner can change the allocation of the investment base that supports a Policy 5 times each policy year. Allocations to the Trusts depend on state availability and the availability of units of the Trusts (see “Allocation of Net Premium and Investment Base”, page 12).

Is the Death Benefit Excludable from Gross Income for Tax Purposes?

The death benefit under a Policy is subject to the same Federal income tax treatment as proceeds of fixed life insurance. Therefore, the death benefit will be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (see “Tax Consideration Policy Proceeds”, page 22).

What is the Tax Treatment of Cash Value Increases?

The cash value under a Policy is subject to the same Federal income tax treatment as a cash value under fixed life insurance. Therefore, the owner will not be

6

deemed to be in constructive receipt of the cash values, including any yearly increases, unless and until actual surrender of a Policy. Upon surrender of a Policy for its cash value, the excess, if any, of the cash value over the premium paid in will he treated as ordinary income for Federal income tax purposes (see “Tax Considerations, Policy Proceeds”, page 22).

What is the Loan Privilege?

The owner may borrow up to the loan value of the Policy from the Insurance Company. A Policy may he the only security required for the loan. The owner may repay all or part of the loan at any time while the insured is living.

The interest rate on a loan is 5.25% a year, if interest isn’t paid when due, it will be added to the amount of the loan.

Effect of a loan. While a loan is outstanding, a part of the cash value equal to the policy delay is maintained in the Insurance Company’s general account rather than in the Separate Account. The part maintained in the general account is credited with a 4.5% annual net return and does not add to a policy’s investment return. Therefore, the death benefit (above the Guaranteed Insurance Amount) and the cash value are permanently affected by a loan, whether or not repaid in whole or in part. The amount of any outstanding policy debts subtracted from the death benefit or cash value upon settlement (see “Policy Loan”, page 13). If the policy debt exceeds the cash value, the Insurance Company will terminate the Policy in accordance with the procedure described on page 18.

Who Are the Insurance Company and MLPF&S?

The Insurance Company is a stock life insurance company organized under the laws of the State of New York We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. We are authorized to sell life insurance and annuities in 12 states. We are authorized to offer variable life insurance in various states.

MLPF&S is also a wholly owned subsidiary of Merrill Lynch & Co., Inc. and provides a broad range of securities brokerage and investment banking services in the United States. It provides marketing services for us and is the principal underwriter of our variable life policies issued through the Separate Account. We pay MLPF&S for services relating to the policies under a distribution Agreement. Administrative services for the policies are provided at Monarch Life Insurance Company (the “Service Center”). P.O. Box 9025, Springfield, Massachussetts 01102-9025.

Who Sells the Policies?

MLPF&S is a principal underwriter (distributor) of the policies, as well as for other policies issued through the Separate Account. It is registered with the SEC as a broker dealer and is a member of the National Association of Securities Dealers. We pay MLPF&S for acting is principal underwriter under a Distribution Agreement.

The Insurance Company has a sales agreement with ML Life Agency Inc. incorporated in the State of Washington and licensed to act as an insurance agent in various states. Under this agreement, applications for the policies are solicited by financial consultants of MLPF&S. The financial consultants are authorized under applicable state regulations to sell variable life insurance as agents of MLPF&S.

Commission. The maximum commission as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 3.5%. In addition the organizations described above will also receive over the payments and may he reimbursed under MLPF&Ss expense reimbursement allowance program for portions of expenses incurred.

What Are the Insurance Underwriting Requirements?

Insurance underwriting is designed to group applicants of the same age into classifications which can he expected to produce mortality experience consistent with the actuarial structure for that class. The Insurance Company uses the following methods of underwriting: (a) simplified and non medical underwriting not requiring a physical exam and (b) medical underwriting which requires an exam.

Simplified underwriting is the only method used if the proposed insured’s issue age is 75 or less and if the single premium is less than $75,000. Under this underwriting method. Policies will be issued in the standard simplified underwriting risk class.

In other situations, non medical or medical underwriting is used. As a result of these methods of underwriting, the proposed insured may be classified as standard medical or. for Prime Plan III and Prime plan IV, as non smoker.

Applicants who do not qualify for the non smoker or standard underwriting classifications will not have the formula adjustment. All other applicants will receive a formula adjustment (see page 12) In certain group or sponsored arrangements, underwriting classifications may be modified (see “Group or Sponsored Arrangements”, page 20).

Assumption of Previously Issued Policies

On November 14, the Monarch Life Insurance Company (“Monarch”), the Insurance Company and

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other Merrill Lynch Insurance companies entered into an indemnity reinsurance and assumption agreement (the “Assumption Agreement”). Under the Assumption Agreement, the Insurance Company acquired, on an assumption reinsurance basis, certain of the variable life insurance policies issued by Monarch through its Variable Account A including policies which, except for the issuer, are identical in all material respects (“reinsured policies”) to the policies described in this prospectus. Thus, the Insurance Company has all the liabilities and obligations under the reinsured policies assumed by it. All further payments made under the reinsured policies assumed by the Insurance Company will be made directly to or by the Insurance Company.

If you are the owner of a reinsured policy, you have the same rights and values under your policy as you did before the reinsurance transaction. However, you will look to the Insurance Company instead of to Monarch to fulfill the terms of your policy. Pursuant to the Assumption Agreement all of the assets of Monarch’s Variable Account A relating to the reinsured policies were transferred to the Insurance Company. Thus, as of the effective date of the assumption of the reinsured policies, the assets of the Insurance Company’s Separate Accounts are only available to satisfy the Insurance Company’s obligations under the variable life insurance policies assumed by it. Those assets are not chargeable with liabilities arising out of any other business that Monarch has conducted, and the assets of the Separate Account cannot be reached by the Monarch or Monarch’s creditors.

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DEATH BENEFITS

Proceeds. The insurance Company will pay death benefit proceeds of a Policy to the named beneficiary upon the insured’s death. The proceeds may be paid in cash or under one or more income plans (see “Income Plans”, page 59).

Death benefit proceeds equal the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive, on the immediately preceding anniversary in the year of death, plus any insurance on the insured’s life provided by rider, less any policy debt (see “Policy Loan”, page 13).

Death benefit proceeds (exclusive of amounts due from riders and before reduction by any policy debt) will be at least equal to the face amount of insurance under a single premium variable life insurance policy purchased at the insured’s age at the date of death having a net premium equal to a Policy’s net cash value. For this purpose the face amount purchased will in no event be less than the face amount required under the tax definition of life insurance. Thus, under certain circumstances, it is possible that an owner may not forego any increase in death benefit until the next policy anniversary if investment results should be favorable.

All calculations will be made as of the date of death.

Single Premium Term Insurance Rider (Available only to Prime Plan III and Prime Plan IV Policyholders). In order to allow the owner of a Policy to increase the amount of insurance protection, subject to state availability, a Policy may be combined with a Single Premium Term Insurance Rider. Insurance under this Rider may be converted to a Single Premium Variable Life Insurance policy without evidence of insurability at any time beginning on the first anniversary of the rider and ending as of the tenth anniversary. The new Single Premium Variable Life Insurance policy will be for a face amount equal to the amount converted and will be at premium rates based on the insured’s age at the time of conversion using the risk classification of the rider.

No portion of the premium for a rider is allocated to the separate Account and therefore the Rider contains no variable feature. The Rider will have guaranteed cash values which will be received upon cancellation of the Rider. The guaranteed cash value of the Rider will be added to the cash value of the Policy in the determination of cash value benefits. The cash value of the Rider will not increase the loan value of the Policy.

Variable Insurance Amount. The Variable Insurance Amount a Policy provides is zero during the first policy year. After that, the amount may be positive or negative as calculated on an annual basis.

On each policy anniversary, the Insurance Company will determine the Variable Insurance Amount for the policy year beginning on that anniversary by taking into account:

•	the Variable Insurance Amount (positive or negative) for the preceding policy year; and

•	the Policy’s investment return for the preceding policy year (see “Policy’s Rate of Return and Resultant Investment Return”, page 18); and

•	the investment return adjustment (positive or negative) for the preceding policy year (see “Investment Return Adjustment”, page 11); and

•	the formula adjustment for Policies issued in the standard and non-smoker classes (see “Formula Adjustment”, page 12).

The Variable Insurance Amount changes only on a policy anniversary.

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For example: Using the Prime Plan III Policy illustrated or page 48 and assuming the 8% hypothetical gross annual investment return (equivalent to an actual rate of return of 6.96%) the death benefit shown at the end of policy year 5 would change as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$19,303	$3,649	$22,952
Change	279	741	1,020

End of Policy Year 6	$19,582	$4,390	$23,972

If, instead, in the preceding example, the gross annual investment return during the sixth policy year had been 0% (equivalent to an actual rate of return of -1.00%), the death benefit at the end of policy year 5 would change as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$19,303	$3,649	$22,952
Change	279	(1,510)	(1,231)

End of Policy Year 6	$19,582	$2,139	$21,721

The change in the Variable Insurance Amount on a policy anniversary will depend, subject to the investment return adjustment described on page 16, on the relationship of Policy’s actual rate of return (see “Actual Rate of Return”, page 18) for the policy year ending on the anniversary, to 4.5%, the Policy’s assumed rate of return. If the actual rate of return exceeds 4.5%, the Variable Insurance Amount increases. Subject to the investment return adjustment described on page 11, and the formula adjustment described on page 12, if the actual rate of return is less than 4.5%, the Variable Insurance Amount decreases: in the absence of any adjustment the Variable Insurance Amount would not change from one year to the next if a Policy’s actual rate of return equals 4.5%.

If the Variable Insurance Amount is negative at the end of a policy year, the death benefit will equal the Guaranteed Insurance Amount. In that event, the death benefit would increase above the Guaranteed Insurance Amount on the next policy anniversary only if the actual rate of return for such year was sufficiently greater than 4.5% to result in an investment return large enough to offset the negative Variable Insurance Amount in the prior policy year.

For example: Using the Prime Plan III Policy illustrated on page 48 and assuming a 0% hypothetical gross annual investment return (equivalent to an actual rate of return of -1.00%) for the first 5 policy years, the Variable Insurance Amount is -$5,846* at the end of policy year 5. In order for there to be an increase in the death benefit above the Guaranteed Insurance Amount at the end of policy year 6, the actual rate of return in policy year 6 would have to be at least 35.0%.

The change in the Variable Insurance Amount on a policy anniversary equals the amount of insurance purchased under a Policy or the amount of insurance coverage canceled under a Policy which results from positive or negative investment return, respectively. To calculate the change in the Variable Insurance Amount, the Insurance Company uses a net single premium per $1 of paid-up whole life insurance based on the insured’s age at the anniversary. Thus, for example, if the investment return for a female age 65 is $100, positive or negative, the Variable Insurance Amount will increase or decrease by $195 (see table on page 11). Since the dollar amount of a Policy’s investment return depends on the total investment base supporting a Policy (see “The Amount Invested; The Investment Base”, page 18) which will tend to be larger in later years, the increase or decrease in the Variable Insurance Amount will tend to be larger in later years.

*	This reflects negative investment return adjustments

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For example: Using the Prime Plan III Policy illustrated on page 48 and assuming an 8% hypothetical gross annual investment return (equivalent to an actual rate of return of 6.96%), the change in Variable Insurance Amount on the 6th policy anniversary is less than the change occurring on the 20th policy anniversary, as follows:

		Calculation of Change In Variable Insurance Amount at End of Policy Year
		6	20
(1)	Cash Value Beginning of Current Policy Year:	$12,533	$27,249
(2)	Investment Base Beginning of Current Policy Year	12,983	27,249
(3)	Actual Rate of Return (.0696) Less Assumed Rate of Return (.045)	.0246	.0246
(4)	Investment Return. (1) X (3)	309	671
(5)	Investment Return Adjustment [(2) – (1)] X .0696	31	—
(6)	Net single Premium at End of Current Year	.45929	.65271
(7)	Formula Adjustment	—	45
(8)	Change in Variable Insurance Amount: [(4) + (5)]+ 6 + 7	$741	$1,073

Correspondingly, if the actual rate of return had been less than 4.5% a larger amount of Variable Insurance Amount would have been canceled on the 20th policy anniversary.

Figures are rounded.

It should be noted that as shown in the table on page 11, the net single premium used tO calculate the Variable Insurance Amount increases as the insured advances in age and thus larger dollar amounts of investment return are required each year to result in the same increases in the Variable Insurance Amount.

Net Single Premium for the Variable Insurance Amount. A Policy includes a table of net single premiums used to convert the investment return for a Policy into increases or decreases in the Variable Insurance Amount. This purchase basis does not depend upon the risk classification of a policy or any charges in the insureds health after issue of a Policy. The net single premium will be lower for a Policy issued to a female than for a Policy issued to a male, as shown on page 11. The net single premium is used for the calculation of the Variable Insurance Amount and is not for premium payment purposes.

TABLE OF ILLUSTRATIVE NET SINGLE

PREMIUMS

FOR THE VARIABLE INSURANCE AMOUNT

Male Attained Age	Net Single Premium per $1.00 of Variable Insurance Amount	Variable Insurance Amount Purchased or Cancelled by $1.00 of Investment Return
5	$.08550	$11.70
15	.11834	8.45
25	.16522	6.05
35	.23528	4.25
45	.33460	2.99
55	.45929	2.18
65	.59811	1.67
75	.72817	1.37
85	.83523	1.20

Female Attained Age
5	$.07095	$14.09
15	.09683	10.33
25	.13510	7.40
35	.18992	5.27
45	.27165	3.69
55	.38186	.62
65	.51413	1.95
75	.65271	1.53
85	.77524	1.29

Investment Return Adjustment. During the first ten policy years the investment return for Prime Plan II, Prime Plan III and Prime Plan IV Policies will be adjusted by the product of (i) a Policy’s actual rate of return for the policy year, and (ii) the amount of the policy loading that has not been recovered as of the beginning of the policy year. Accordingly, this adjustment will be reflected in a change in the Variable Insurance Amount. This investment return adjustment can be positive or negative depending on whether the actual rate of return is greater than or less than zero. Thus, with respect to both the investment return and the change in the Variable Insurance Amount, the dollar amount of change will be increased (positively or negatively) as a result of the investment return adjustment. Thus, the effect of the addition of the policy loading in the investment base is to create greater increases in benefits if the actual rate of return is greater than zero, but to create larger decreases in benefits if the actual rare of return is less than zero. Regardless of the actual rate of return, however, the full amount of the policy loading will be deducted from the investment base over a ten-year period for Prime Plan II. Prime Plan III and Prime Plan IV, and at the Policy date for Prime Plan according to the terms described in this prospectus.

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Except on policy anniversaries after the tenth, the cash value does not equal the investment base (see “How Investment Base Relates to Cash value”, page 18).

Policy Loan

The owner may borrow money from the Insurance Company using a Policy as the only security for the loan. A loan may be taken any time a Policy is in effect. With a proper written request to the Insurance Company, an owner may designate the divisions from which the loan amounts will be transferred and to which repayments will be made. The owner may repay all or part of the loan at any time while the insured is living. The amount of the loan may not exceed the loan value. Any existing policy debt will be subtracted from a new loan. The smallest loan is $1,000, unless the loan is being used to pay premiums on another Variable Life Insurance policy issued by the Insurance Company. The smallest repayment is $1,000.

Loan Value. The loan value is:

•	75% of the cash value during the first 3 policy years; or

•	90% of the cash value after the first 3 policy years.

Interest. The interest rate on loans is 5.25% a year. Interest accrues each day. Interest payments are due at the end of each policy year. If interest isn’t paid when due, it will be added to the amount of the loan. The sum of all outstanding loans plus accrued interest is called the policy debt. If the policy debt exceeds the cash value, the Insurance Company will terminate the Policy. The Insurance Company will not do this, however, until 31 days after the Insurance Company mails notice of its intent to terminate.

Effect of a Loan. An amount equal to the loan proceeds will be transferred out of the Separate Account, and a repayment will be transferred in. Loans and repayments will be allocated among the investment divisions as elected by the owner or, in the absence of any such election, among the investment divisions in proportion to the investment base in each division as of the date of the loan or repayment. A loan, whether or not repaid, will have a permanent effect on the death benefits and cash values. If not repaid, the policy debt will reduce the amount of death benefit proceeds and cash value benefits.

For example: Using the Prime Plan III Policy illustrated on page 48 and assuming the 8% gross annual investment return, and further assuming a loan of $4,000 at the end of policy year 5, the death benefit at the end of policy year 6 would be as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$19,303	$3,649	$22,952
Change	279	527	806

End of Policy Year 6	$19,582	$4,176	$23,758

The increase is only $527 as compared to the $741 increase shown in the example on page 10. The difference reflects the fact that a portion of the cash value equal to the loan that was transferred to the general account was credited with 4.5% rather than the 6.96% actual rate of return.

In addition, the loan of $4,000 plus $210 interest, if not paid, would be deducted from the death benefit proceeds if death occurred at the end of policy year 6.

Increase in Guaranteed Insurance Amount

(Available Only for Prime Plan IV Policyholders)

Subject to state availability and the Insurance Company’s rules as set forth below, an owner may elect to increase the scheduled Guaranteed Insurance Amounts of an in force policy. The Insurance Company will ordinarily require evidence of insurability. The insured must be in the same underwriting classification at the time of the increase as at the original issue date. The election may not be made during the six months following the policy date. Thereafter, the policy-owner may elect an increase up to five times each policy year, but in no event earlier than 30 days after a previous election.

An owner may elect an increase by submitting a payment to the Insurance Company along with an application for change. The minimum payment required is $1,000; the maximum is the amount of the single premium paid for the original policy.

The payment (net of the charges discussed below) will be added to the Policy’s investment base (see “The Amount Invested: The investment Base”, page 18) and, unless otherwise specified by the owner, allocated among the investment divisions in proportion to the investment base in each division as of the effective date. The amount of the charges assessable against the payment will initially be added to the investment base. These charges will be the same as those assessed against a single premium (see

12

“Charges Deducted from Premium”, page 19) except that the administrative charge will be reduced to $25. The Insurance Company will subtract these charges from the investment base in ten equal installments beginning on the next policy anniversary after the date of the increase.

The effective date for any increase is the date the Insurance Company receives the single payment and the application with any evidence of insurability that the Insurance Company may require. The Insurance Company may contest the increase if any material statement in the application is false. The Insurance Company will not do so after the increase has been in effect during the insured’s lifetime for two years from the effective date. If the insured commits suicide within two years from the effective date of any increase, while sane or insane, we’ll pay only a limited benefit. The limited benefit will be the amount of single premium paid for such increase.

Effect of an Increase. As of the effective date of the increase, the Guaranteed Insurance Amount of the Policy will be increased by the applicable amount. The investment base will be increased by the total payment made to purchase the increase. The cash value will be increased by the payment less the charges discussed above. The variable insurance amount will remain the same until the next policy anniversary. The calculation of the variable insurance amount as of the policy anniversary will reflect an Investment return and an investment return adjustment based on the increased cash value and investment base.

For example: Using the Prime Plan III Policy illustrated on page 48, the immediate effect of a payment on the 6th policy anniversary of $1,446, resulting in an increase in the Guaranteed Insurance Amount of $2,723, would be as follows:

	Guaranteed Insurance Amount	Investment Base	Cash Value
Before Increase in Guaranteed Insurance Amount	$19,303	$12,983	$12,533
Increase	2,723	1,446	1,311

After Increase in Guaranteed Insurance Amount	$22,026	$14,429	$13,844

Assuming an 8% hypothetical gross annual return (equivalent to an actual rate of return of 6.96%), the change in Variable Insurance Amount at the end of policy year 6 is as follows:

		Calculation of Change in Variable Insurance Amount at End of Policy Year 6
(1)	Cash Value Beginning of Current Policy Year:	$13,844
(2)	Investment Base Beginning of Current Policy Year	14,429
(3)	Actual Rate of Return (.0696) Less Assumed Rate of Return (.045)	.0246
(4)	Investment Return: (1) X (3)	341
(5)	Investment Return Adjustment [(2) – (1)] X .0696	11
(6)	Net Single Premium at End of Current Year	.45929
(7)	Formula Adjustment
(8)	Change in Variable Insurance Amount: [(4) + (5)] + 6 + 7	$832

The increase is $832 as compared to the $741 increase shown on page 11. The difference reflects the additional earnings on the single payment of $1,446 required for the Increase in Guaranteed Insurance Amount.

The Insurance Company follows a consistent method for periods less than a year.

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Right to Exchange for Fixed Life Insurance

The owner may exchange a Policy for a policy with benefits that do not vary with investment results. The exchange must be elected within 18 months from the date of issue. No evidence of insurability will be required.

There will be a cash adjustment on exchange. The adjustment will be a Policy’s net cash value minus the new policy’s tabular cash value. If the result is positive, the Insurance Company will pay the owner. If the result is negative, the owner must pay the Insurance Company. Under some circumstances, it may be less advantageous to exchange a Policy for the fixed life insurance policy described below than to purchase a fixed life insurance policy in the first instance.

The Insurance Company will issue the new policy on the insured’s life effective upon receipt of:

•	a proper written request;

•	the Policy being exchanged, and

•	any amount due the Insurance Company on exchange.

Other Facts About the New Policy The new policy’s owner and beneficiary will be the same as those of the Policy on the effective date of the exchange. The new policy will have the same premium and face amount as the original Policy. The death benefit under the new policy will be the Guaranteed Insurance Amount for the original Policy. The cash value will be the tabular cash value for the original Policy as set forth therein.

Right to Examine a Policy (“Free Look”)

A policy may be returned within 10 days after the owner receives it, or within 45 days after the owner completes Part 1 of the application for insurance, whichever is later. It can be mailed or delivered to either the Insurance Company or the registered representative who sold it. The returned Policy will be treated as if the Insurance Company never issued it and the Insurance Company will promptly refund any premium paid. The Insurance Company reserves the right to require a period of 6 months before it will accept an application for a new Policy with the same owner and insured as a policy which has been returned under this provision.

For a further description of how Policy benefits are calculated, see “How Policy Benefits Vary to Reflect Account’s Investment Results”, page 18. That description together with the foregoing description of Policy provisions is qualified by reference to a specimen of the Policy which has been filed as an exhibit to the Registration Statement. Settlement options and general provisions of the Policy are discussed in Appendix E.

THE SEPARATE ACCOUNT

The Separate Account

The Separate Account is a separate investment account of the Insurance Company to which amounts are allocated to support the Variable Life Insurance benefits under a Policy. This Separate Account is kept separate from the Insurance Company’s general account. It is used only to support Variable Life Insurance polities, including both single, flexible and annual premium policies.

The Insurance Company owns the assets in the Separate Account. It is required to maintain assets which are at least equal to the reserves and other liabilities of the Separate Account. Assets equal to such reserves and other liabilities may not be charged with liabilities that arise from any other business the Insurance Company conducts. But the Insurance Company may transfer to its general account assets which exceed the reserves and other liabilities of the Separate Account.

The Separate Account was established by the Insurance Company on November 19, 1990, and is registered as an investment company with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Separate Account or the Insurance Company by the SEC. The Account is also governed by the laws of the State of New York.

Income and realized and unrealized gains or losses from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses in the Insurance Company’s other investment accounts.

The Insurance Company had allocated assets to the Separate Account to facilitate the commencement of the Separate Account’s operations. It also allocates to the Separate Account the policy loading under the Policies. The Insurance Company may accumulate in the Separate Account the charge for expense and mortality gains and losses and investment results applicable to those assets that are in excess of net assets for Variable Life insurance policies. At some future date the Insurance Company may transfer assets in excess of the reserves, the unrecovered policy loading and other liabilities of the Separate Account to its general account. Before making any such transfer, however, the Insurance Company would consider whether the transfer could have any adverse effect on the Separate Account.

14

Investments of the Separate Account

There currently are 28 investment divisions within the Separate Account. Ten of these divisions invest in a designated series of stock issued by Merrill Lynch Series Fund. Inc Each series of stock represents the interest in a separate portfolio within the Series Fund. The other 18 divisions invest in units of a designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. Each unit investment trust contains issues of stripped U.S. Treasury Securities with the same maturity date. The availability of these 18 investment divisions depends on state approval and also the availability of units of the Trusts.

Full descriptions of the series Fund and the Trusts, their investment policies and restrictions, their charges and expenses and all other aspects of their operation are contained in the accompanying prospectuses. The prospectuses for the Series Fund and the Trusts must accompany and should be read together with the prospectus.

The Series Fund

The Fund receives advice with respect to the investment of each of its series from MLAM, which provides administrative services and investment advice and takes all investment decisions for the Series Fund. MLAM is a subsidiary of Merrill Lynch & Co. Inc. MLAM is a registered investment adviser under the Investment Advisors Act of 1940.

MLAM receives from the Series Fund a monthly advisory fee equivalent to an annual rate of .50% of the first $250 million of the aggregate average daily net assets of the Fund, .45% of the next $50 million of such assets, .40% of the next $100 million of such assets, .35% of the next $100 million of such assets. and .30% of such assets over $800 million. MLAM has agreed that if in any year the aggregate ordinary expenses (excluding interest, taxes, brokerage fees, commissions and extraordinary charges) of any portfolio of the Series Fund exceed the expense limitations then in effect under any state securities law or regulation, it will reduce its fee from such portfolio by such excess and, if required under such laws or regulations, it will reimburse the Fund in the amount of such excess.

The Insurance Company will purchase and redeem shares from the Series Fund at net asset value. Shares will be redeemed to the extent necessary for the Insurance Company to provide benefits and to make reallocations under the Policies. Any dividend or capital gain distributions received from a portfolio of the Series Fund will be reinvested at net asset value in shares of that portfolio and retained as assets of the appropriate investment division of the Separate Account.

A brief summary of the investment objectives of each Series Fund portfolio is contained in the description below. More detailed information may be round in the current prospectus for the Merrill Lynch Series Fund, Inc. The investments of each portfolio are subject to risks of changing economic conditions and the ability of the Series Funds management to anticipate such changes There can be no assurance that these investment objectives will be achieved. In addition, as mentioned above, a Policy’s investment return will also depend upon the owner’s allocation of the investment base.

Money Reserve Portfolio seeks preservation of capital, Iiquidity and the highest possible current income consistent with the foregoing objectives by investing in short term money market securities.

Intermediate Government Bond Portfolio to seeks highest possible current income consistent with the protection of capital afforded by investing its intermediate term securities issued or guaranteed by the United States government or its agencies.

Long Term Corporate Bond Portfolio seeks as high a level of current income as is consistent with prudent investment risk, by investing primarily in fixed income, high quality corporate bonds.

Capital Stock Portfolio seeks long term growth of capital and income plus moderate current income principally by investing in common stocks which are considered to be of good or improving quality or which are thought to he undervalued based on criteria such as historical price/book value ratios and price/earnings ratios.

Growth Stock Portfolio seeks above average long term growth of principal by investing primarily in common stocks of aggressive growth companies that are considered to have special growth potential.

High Yield Portfolio seeks high current income, consistent with prudent management, by investing principally in fixed income securities in the lower categories of the established rating services.

Multiple Strategy Portfolio seeks the highest total investment return consistent with prudent risk. It does this through a fully managed investment policy utilizing equity securities, primarily common stocks of large capitalization companies, as well as investment grade intermediate and long term debt securities and money market securities.

Natural Resources Portfolio seeks long-term growth of capital and protection of the purchasing power of shareholders’ capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

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Global Strategy Portfolio seeks high total investment return by investing primarily in a portfolio of equity and fixed income securities of U.S. and foreign issuers.

Balanced Portfolio seeks a level of current income and a degree of stability of principal not normally available from in investment solely in equity securities and the opportunity for capital appreciation greater than that normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed income and equity securities.

Resolving Material Conflicts. Shares of the Series Fund are available for investment by other Merrill Lynch Insurance Companies and Monarch. It is possible that differences might arise between our Separate Account and one or more separate accounts of the other insurance companies which invest in the Series Fund. In some cases, it is possible that the differences could be considered “material conflicts.” Such a material conflict” could also arise due to changes in the law (such as state insurance law or Federal tax law; which affect these different variable life insurance separate accounts. It could also arise by reason of differences in voting instructions from our policyowners and those of other insurance companies, or for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we may be required to eliminate one or more divisions of the Separate Account which invest in the Series Fund or substitute a new portfolio in which a division invests. In responding to any conflict, we will take the action which we believe necessary to protect our policyowners.

The Trusts

MerriII Lynch, Pierce, Fenner, & Smith Incorporated (“MLPF&S”), a subsidiary of Merrill Lynch & Co., Inc., will serve as sponsor for each unit investment trust of the Trusts. Because each Trust invests in a fixed portfolio, there is no Investment manager. As sponsor, MLPF&S will sell units of the Trusts to the Separate Account. The price of these units will include a transaction charge which will not be paid by the Separate Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the Insurance Company’s general account assets. The amount of the transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities. The Insurance Company will seek reimbursement for the amounts paid by a dealer for similar securities. The Insurance Company will seek reimbursement for the amounts paid through a daily asset charge which will be made against the assets of investment divisions investing in the Trusts. The amount of this charge currently is equivalent to an effective annual rate of .34% at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of .50%. The charge will be cost-based (taking into account a loss Interest) with no anticipated element of profit for the Insurance Company.

Units of Trusts will be disposed of to the extent necessary for the Insurance Company to provide benefits and make reallocations under the Policies. Such units will be sold to MLPF&S, which has committed to maintain a secondary market.

The objective of the Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is to provide safety of capital and a high yield to maturity through investment in any of 18 fixed portfolios consisting primarily of bearer debt; obligations issued by the United States of America that have been stripped of their unmatured interest coupons, coupons stripped from debt obligations of the United States, and receipts and certificates for such stripped debt obligations and coupons. A brief summary of the fixed portfolios purchased by each unit investment trust is set forth below. More detailed information may be found in the current prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities.

Since the U.S. Treasury securities have been stripped of their unmatured interest coupons, they are purchased at a deep discount. If held to maturity, the amount invested will grow to the face value of the securities and, therefore, a compound rate of growth to maturity could be determined for the Trust units. The units, however, are held in divisions of the Separate Account, and the charges described under “Expenses Charged to All Divisions of the Separate Account” and “Expenses Charged to Divisions Investing in the Trusts” must be reflected in the determination of a net return. The net rate of return to maturity thus depends on the compound rate of growth in the units and these underlying charges. It does not reflect the applicable charges for policy loading and the cost of insurance. Since the value of the Trust units will vary daily to reflect the market value of the underlying securities, the compound rate of growth to maturity and, hence, the net rate of return to maturity will correspondingly vary daily.

The value of units of the Trust prior to maturity is more volatile than that of units of a unit investment trust containing unstripped U.S. Treasury securities of comparable maturities and since that value wilt affect death benefits (subject to Guaranteed Insured Amount) and cash values under the Policy, those values will fluctuate accordingly.

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Substitution of investments

If, in the judgment of the Insurance Company’s management, any of the Series Fund or unit investment trust portfolios referred to above no longer suits the purposes of the Policies due to a change in the portfolio’s investment objective or restrictions or if the shares or units should no longer be available for investment, the Insurance Company can substitute shares or units of another portfolio or an entirely separate mutual fund or unit investment trust. But the Insurance Company would get prior approval from the SEC, the Washington Insurance Department and other regulatory authorities as may be necessary.

The owner may exchange a Policy for a fixed life insurance policy in accordance with state insurance regulations if The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is terminated or no longer has any units available for Investment or the Merrill Lynch Series Fund, Inc.;

•	changes its investments adviser; or

•	makes a material change in its investment objectives or restrictions.

The Insurance Company will notify the owner if there is any such change and will describe the terms of the exchange to a fixed life insurance policy at that time. The owner will be able to exchange a Policy within not less than 60 days of receipt of such notice or of the effective date of the change, whichever is later.

HOW POLICY BENEFITS VARY TO REFLECT THE SEPARATE

ACCOUNT’S INVESTMENT RESULTS

The Amount Invested: The Investment Base

Total Investment Base. The total investment base is the amount that a Policy provides for investment at any time. It is the sum of the investment bases for a Polity held in each investment division in the Separate Account. The owner selects the divisions in which to place the total investment base. Each division invests either in a single portfolio of the Series Fund, e.g., the Money Reserve Portfolio, or in a single unit investment trust of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities, e.g. the unit investment trust investing in securities maturing on February 15, 1992. Subject to the state availability of the Trusts, the total investment base can be allocated among up to 5 of the 28 investment divisions.

Investment Base in Each Investment Division. On the policy date the investment base is the net premium plus, for Prime Plan II, Prime Plan III and Prime Plan IV. the policy loading. After the free look period the owner may allocate the investment base among up to five of the 28 investment divisions.

At the beginning of each policy year, the portion of the Policy’s investment base in each division equals the proportionate amount of a Policy’s net cash value (see “Cash Value Benefits’ , page I21 allocated to that particular division, plus for Prime Plan II, Prime Plan III and Prime Plan IV, a correspondingly proportionate amount of any unrecovered policy loading (see page 5).

On each date during a policy year the portion of the investment base allocated to any particular division will be adjusted to reflect the investment experience of that division (see Policy’s Rate or Return and Resultant investment Return”, page 18)

How Investment Base Relates to Cash Value. The investment base will exceed a Policy’s net cash value on the policy date and during the first ten policy years by the amount of the unrecovered policy loading for Prime Plan II, Prime Plan III and Prime Plan IV. During a policy year, there is an additional difference between the investment base and net cash value for all the Policies, because the net cash value reflects a daily adjustment for the cost of insurance protection, while the corresponding adjustment to the investment base is made once at the end of a policy year. Thus, the investment base is not a measure of the net cash value to which the owner is entitled except on policy anniversaries after the tenth for Prime Plan lI, Prime Plan III and Prime Plan IV and after the first for Prime Plan.

Policy Loans Will Change Calculations. A policy loan reduces the total investment base and the investment base in each investment division. On the other hand, repayment of a loan will cause an increase. The Insurance Company will take this into consideration in its calculations (see “Policy Loan”, page 13).

Policy’s Rate of Return and Resultant Investment Return

The determination of the investment return for a Policy, which is the dollar amount used to buy additional variable insurance (see “Variable Insurance Amount”, page 9) is based upon a Policy’s actual rate of return.

Actual Rate of Return. A Policy’s actual rate of return is determined on each policy anniversary. It reflects the investment experience of each designated investment division during a policy year and

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the portion of the total investment base under a Policy in each investment division. The investment experience of an investment division is determined at the end of each valuation period. A valuation period is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange or the New York banks are open for trading and any day in which there is sufficient trading in portfolio securities of the Fund or the Trusts such that the net value of the assets of an investment division might be materially affected.

The investment experience of a division reflects increases or decreases in the net asset value of the underlying Series Fund shares or the value of units of the unit investment trusts and any charges against the assets in each division (see “Expenses Charged to All Divisions on the Separate Account”, page 20). Units of the unit investment trust will be valued as the Sponsor’s repurchase price as defined in the prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. For divisions investing in the Series Fund, the investment experience also reflects any dividend or capital gains distribution declared by the Fund. The Insurance Company follows a consistent method for periods less than a year. The method of calculating the investment experience of a division and the actual rate of return for a Policy has been filed with the SEC. A detailed explanation of this method may be obtained from the Insurance Company upon written request.

Investment Return for a Policy. The determination of the investment return for a Policy starts on the first day of each policy year and ends on the first day of the next policy year. The investment return for a policy year is the difference between a Policy’s actual rate of return for the policy year and 4.5% (a Policy’s assumed rate of return), multiplied by the cash value on the first day of the policy year. In addition, during the first 10 policy years, there is an investment return adjustment (see “Investment Return Adjustment”, page 11).

There will be a positive investment return for a policy year if a Policy’s actual rate of return is greater than 4.5%, in which case the Variable Insurance Amount increases. There will be a negative investment return if the actual rate of return is less than 4.5%, in which case the Variable insurance Amount decreases, subject to the investment return adjustment (see page 11) and the formula adjustment (see page 12).

CHARGES AND EXPENSES

Allocation to the Separate Account

To support the operations of a Policy, on the policy date the Insurance Company allocates to the Separate Account an amount equal to the sum of the net premium and the policy loading.

For example: The following allocations apply for the indicated single premiums under Prime Plan III;

Female 55- Standard Risk

Single Premium	Face Amount	Net Premium		Policy Loading*		Initial Allocation
$10,000	$17,962	$9,100		$900		$10,000
25,000	45,078	22,837		2,l63		25,000
50,000	90,156	[Illegible	]	4,326		50,000
100,000	180,611	91,500		[Illegible	]	100,000

*	Policy loading will be recovered (see discussion below).

Charges Deducted from Premium

The Policy’s net premium equals the single premium less any additional premium amounts for extra mortality risks (“deductions”) and less the charges listed below For Prime plan the net premium is allocated to the Separate Account on the Policy date. For Prime Plan II, Prime Plan III and Prime Plan IV. the net premium plus the policy loading (the sum of the charges listed below) is allocated to the Separate Account on the policy date. Thereafter the policy loading is subtracted from the investment base in equal installments at the beginning of the second through the eleventh policy years.

Sales Load. A charge (which may he deemed to be a sales load as defined in the 1940 Act) not to exceed 4% of the single premium. In certain group or sponsored arrangements, the charge for sales load may be reduced (see “Group or Sponsored Arrangements”, page 20).

The amount of the sales load cannot be specifically related to sales expenses. To the extent that sates expenses are not recovered from the charge for sales load, such expenses may be recovered from sources other than charges deducted from the premium, which may include amounts derived indirectly from the charge for mortality and expense risks and from mortality gains.

Administrative Charge. A charge to recover administrative expenses in connection with issuing a Policy. Such expenses include medical examinations, attending physician’s statements, insurance under writing costs, and establishing permanent policy records. The charge equals the fee the Insurance Company pays to the Service Center for rendering such services.

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For Prime Plan III and Prime Plan IV, the maximum charge for a Policy is $5 for each $1.000 of face amount, but not more than $750 per policy. The charge per $1,000 of face amount is lower at younger ages. The minimum charge per policy is $125. For Prime Plan and Prime Plan II the maximum charge for a Policy issued at ages 35 and over is $4 for each $1,000 of face amount, but not more than $500 per policy. The maximum charge per $1,000 of face amount is lower at younger ages, and is $1.50 per $1,000 at issue ages 0-14. $2.00 per $1,000 at issue ages 15-24 and $3.00 per $1,000 at issue ages 25.34. The charge at these ages is subject to the same maximum amounts per policy. The minimum charge per policy is $100 for ages 0 through 29 $125 for ages 30 through 39 and $150 for ages 40 and over. In certain group or sponsored arrangements, the administrative charge may be reduced (see “Group or Sponsored Arrangements”, page 20).

State Premium Tax Charge. 2.0% of the single premium for Prime Plan and Prime Plan II. 2.25% of the single premium for Prime Plan III and Prime Plan IV. Premium taxes vary from state to state. The 2.25% rate is the average rate expected to be paid on premiums from all states.

Risk Charge. l .5% of the single premium, to cover the contingency that the insureds die at a time when the Guaranteed Insurance Amount exceeds the death benefit which would have been payable in the absence of such a guarantee. This risk charge is allocated to the Insurance Company’s general account and set up as a reserve.

Charge for the Cost of Insurance

The Policies are life insurance policies. Accordingly a charge for the cost of life insurance is deducted daily in determining the cash value (see “Net Cash Value”, page 12), while it is deducted from the investment base at the end of each policy year. The cost of insurance is computed based upon the amount of insurance provided during the year and the insured’s sex and insurance age.

Group or Sponsored Arrangements

The sales load, the administrative charge, and the minimum premium, set forth in this prospectus may be reduced for Policies issued in connection with group or sponsored arrangements. In addition, under such group or sponsored arrangements, underwriting classifications set forth in this prospectus may be modified. A “group arrangement” includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A “sponsored arrangement” includes a program under which an employer permits group solicitation of its employees for the purchase of Policies on an individual basis, often through a voluntary payroll deduction arrangement.

The Insurance Company will reduce these charges in accordance with its rules in effect on the date an application for a Policy is approved. To quality for such reductions, a group or sponsored arrangement must satisfy certain criteria as to, for example size and number of years in existence. Generally, the sales contacts and effort, administrative cost, and mortality cost per Policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which Policies are purchased, and other factors. The amounts of reductions and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying group and sponsored arrangements.

Under the Insurance Company’s current rules, such reductions will result in a sates load of not less than 0% and not more than 3% of the single premium. The administrative charge will be based on minimums and maximums of no less than $50 and $300, and no more than $100 and $700, respectively. In any given group or sponsored arrangement, depending upon size and type, one or more of the above reductions may apply.

The Insurance Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Policies, or that have been in existence for less than six months, qualify for such reductions. Reductions in these charges will not be unfairly discriminatory against any person, including the affected owners and all other owners of Policies funded by the Separate Account.

Expenses Charged to All Divisions of The Separate Account

Charge for Mortality and Expense Risks. The Insurance Company makes a daily charge to the Separate Account for mortality and expense risks assumed by the Insurance Company. The amount of this charge is computed at an effective annual rate of .50% at the beginning of the year.

The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefits than expected will be payable. The expense risk assumed is that expenses incurred in issuing and administering the

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Policies will be greater than estimated. The Insurance Company will realize a gain from this charge to the extent it is not needed to provide for benefits and expenses under the Policies.

Charges for Income Taxes. Currently no charge is made to the Separate Account for company Federal income taxes that may be attributable to the Separate Account. However, the Insurance Company may make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made (see “Charge for the Insurance Company’s Income Taxes”, page 2.)

Expenses Charged to The Trusts

Asset Charge. The Insurance Company makes a daily asset charge against the assets of each investment division investing in a unit investment trust. This charge is to reimburse the Insurance Company for the transaction charge paid directly by the Insurance Company to MLPF&S on the sale of the units to the Separate Account. The Insurance Company pays these amounts from general account assets. The amount of the asset charge currently is equivalent to an effective annual rate of 25% at the beginning of the year. This amount may be increased in the future but in no event will it increased an effective annual rate of 50%. The charge will be cost based making into account a loss of interests with no anticipated element of profit for the Insurance Company.

Guarantee of Certain Charges

The Insurance Company guarantees, and may not increase, the charge for the cost of insurance, the amount of the charge to the Separate Account for mortality and expense risks, and the maximum asset charge to divisions investing in a unit investment trust.

Other Charges

The Separate Account purchases shares of the Series Fund at net asset value. The net asset value of those shares reflects advisory fees already deducted from the assets of the Series Fund. Those fees are described in the prospectus for the Series Fund. The Insurance Company has agreed to reimburse the Series Fund so that the ordinary operating expenses of the portfolio (which include the monthly advisory fee) do not exceed .50% of the average daily net assets.

Certain fees, including the bank trustee’s and evaluator’s fees, will be charged against the unit investment trusts of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury securities. One interest bearing security will be deposited in each Trust to provide income with which to pay the expenses of the Trust. These fees and expenses are described in the prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities.

SERVICING AGENT

We have an Administrative Services Agreement with Monarch under which it provides administrative services for all of our variable life policies such as policy underwriting and issue, policyowner service and the administration of the Separate Account.

DISTRIBUTION AGREEMENT AND OTHER CONTRACTUAL

ARRANGEMENTS

Distribution Agreement. MLPF&S is principal underwriter (distributor) of the policies, as well as for other policies issued through the Separate Account, it is registered with the SEC as a broker dealer and is a member of the National Association of Securities Dealers. We pay MLPF&S for acting as principal underwriter under a Distribution Agreement

Sales Agreement. The Insurance Company has a sale agreement with Merrill Lynch Life Agency. Inc incorporated in the State of Washington and licensed to act in various states. Under this agreement applications for the policies are solicited by financial consultants of MLPF&S. The financial consultants are authorized under applicable state regulations to sell variable life insurance as agent of MLPF&S.

The maximum commissions as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 3.5%. In addition, the organizations described above will also receive override payments and may be reimbursed under MLPF&S’s expense reimbursement allowance program for portions of expenses incurred.

Reinsurance. The Insurance Company intends to reinsure a portion of the risks assumed under the Policies.

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TAX CONSIDERATIONS

Policy Proceeds

The Policies should receive the same Federal income tax treatment as fixed life insurance. As such (a) the death benefit thereunder should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (“Code”) and (b) the policyowner should not be deemed to be in constructive receipt of the cash values, including increments thereof, under a Policy until actual surrender thereof. The Insurance Company believes that a Policy meets the statutory definition of life insurance and hence will receive the same tax treatment as fixed life insurance.

Diversification. Section 817(b) of the Internal Revenue Code provides that separate account investments for the investments of a mutual fund the shares of which are owned by separate accounts of insurance companies underlying the contract must be “adequately diversified” in accordance with Treasury regulations in order for the contract to qualify as life insurance. The Treasury Department recently issued temporary regulations prescribing the diversification requirements in connection with variable contracts. The separate account, through the Funds, intends to comply with these requirements. Although we don’t control the Funds, we intend to monitor the investments of the Funds to ensure compliance with the requirements prescribed by the Treasury Department.

In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which a policyowner’s control of the investments of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the separate account. If the policyowner is considered the owner of the assets of the separate account, income and gains from the account would be included in the policyowner’s gross income.

The ownership rights under this policy are similar to, but different in certain respects from those described by the IRS in ratings in which it determined that the policyowners were not owners of separate Account assets. For example, the owner of this policy has additional flexibility in allocating premiums and cash values. These differences could result in the policyowner being treated as the owner of the assets of the separate account. In addition, the Insurance Company does not know what standards will be set forth in the regulations or rulings which the Treasury has stated it expects to be issued. We therefore reserve the right to modify this policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the separate account.

Policy Loans and Other Transactions. Federal tax law establishes a new class of life insurance policies referred to as modified endowment contracts. A modified endowment contract is any contract which satisfies the definition of life insurance set forth in Section 7702 of the Code but fails to meet the 7-pay test. This test applies a cumulative limit on the amount of premiums that can be paid into a contract each year in the first seven contract years in order to avoid modified endowment contract treatment.

Loans from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to the policyowner. All pre-death distributions (including loans and collateral assignments) from these policies will be included in gross income on an income-first basis to the extent of any income in the policy immediately before the distribution.

The law also imposes a 10% penality tax on pre-death distributions (including loans, collateral assignments and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1⁄2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

These provisions apply to policies entered into on or after June 21, 1988. However, a policy that is not originally classified as a modified endowment contract can become so classified if a material change is made in the policy at any time. A material change includes, but is not limited to a change in the benefits that was not reflected in a prior 7-pay test computation. Certain changes made to your policy may cause it to become subject to these provisions. We believe that these changes include your contractual right to make certain additional premium payments under Prime Plan IV. You may choose not to exercise this right in order to preserve your policy’s current tax treatment. If you do preserve your policy’s current tax treatment, policy loans will be considered your indebtedness and no part of a policy loan will constitute income to you. In addition, pre-death distributions will generally not be included in gross income to the extent that the amount received does not exceed your investment in the policy

Any policy received in exchange for a modified endowment contract is considered a modified endowment contract

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If there is any borrowing against your policy, whether a modified endowment contract or not, the interest paid on loans is not tax deductible.

Aggregation of Modified Endowment Contracts. In the case of a pre-death distribution (including loans, collateral assignments and surrenders) from a policy that is treated as a modified endowment contract, a special “aggregation” requirement may apply for purposes of determining the amount of the “income on the contract.” Specifically, if the Insurance Company or any of its affiliates issue to the same policyowner more than one modified endowment contract within a 12-month period, then for purposes of measuring the “income on the contract” with respect to a distributor from any of those contracts, the “income on the contract” for all such contracts will be aggregated and attributed to that distribution.

Other Transactions. Changing the owner or the insured may have tax consequences. Exchanging a Policy for another involving the same insured(s) will have no tax consequences if there is no debt and no cash or other property is received according to Section 1035(a)(1) of the Code. Changing the insured under a Policy may not be treated as an exchange under Section 1035 but rather as a taxable exchange.

Other Taxes. Federal estate and state and estate, inheritance and local other taxes depend upon your or the beneficiary’s specific situation.

Pension Business. In certain H.R.10 and corporate pension trust arrangements, the Policies may be used on an individually written basis (see discussion below for applicable tax charges).

Ownership of a Policy by Non-Natural Persons. The above discussion of the tax consequences arising from the purchase, ownership and transfer of a policy has assumed that the owner of the policy consists of one or more individuals. Organizations exempt from taxation under Section 501(a) of the Code may be subject to additional or different tax consequences with respect to transactions such as loans. Further, organizations purchasing policies covering the life of an individual who is an officer or employee, or is financially interested in, the taxpayer’s trade or business, may be unable to deduct all or a portion of the interest or payments made with respect to such policies. Such organizations should obtain tax advice prior to the acquisition of the policy and also before entering into any subsequent changes to or transactions under the policy.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax advisor. Although our tax discussion is based on our understanding of Federal income tax as they are currently interpreted, we can’t guarantee that those laws or interpretations will remain unchanged.

Charge for the Insurance Company’s Income Taxes

The Insurance Company does not expect to incur any Federal income tax liability attributable to the separate Account number of years. Based on this expectation, no charge is being made currently to the separate account for company Federal income taxes which may be attributable to the Separate Account.

The Insurance Company will review the question of a charge to the Separate Account for company Federal income taxes periodically. Such a charge may be made in future years for any Federal Income taxes incurred by the lnsurance Company. This might become necessary if there are changes made in the Federal income tax treatment of variable life insurance at the company level, or if there is a change in the Insurance Company’s tax status. Any such charge would be designed to cover the Federal Income taxes attributable to the investment result of the Separate Account.

The Insurance Company anticipates that, it a charge becomes necessary, the amount of such charges, as adjusted from time to time, would be accumulated on a daily basis and transferred out of each investment division and into its general account on a monthly basis. Any investment earnings during the month on any tax charges accumulated in an investment division would be retained by the Insurance Company.

Such tax charges, it they are imposed, would not be made under Policies issued in connection with the pension arrangements described above.

Under current laws, the insurance Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges for such taxes, if any attributable to the Separate Account may be made.

LEGAL CONSIDERATIONS

On July 6,1983 the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not under Title VII of the Civil Rights Act of 1964, vary between men and women on

22

the basis of sex. In that case the Court applied its decision only to benefits derived from contributions made on or after August 1,1983. A recent decision of the United States Court of Appeals for the Second Circuit, Spirl v. TIAA-CREF, indicates that in other factual circumstances the Title VII prohibition of sex distinct benefits may apply at an earlier dare. The Policy offered by this prospectus is based upon actuarial tables which distinguish between men and women and thus the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment-related insurance or benefit program (including the group or sponsored arrangements described on page 20) before purchasing this Policy.

MANAGEMENT

Our directors and their positions with the Insurance Company are as follows:

Name	Positions Held
Thomas Patrick	President & Chief Executive Officer
Kenneth Kaczmarek	Senior Vice President & Chief Financial Officer
James Entringer	Senior Vice President
David Dunford	Senior Vice President
Marianne Kearns	Vice President and Treasurer
Barry Skolnick	Senior Vice President & General Counsel
John Cirincion	Vice President
Charles Haraburda	Vice President
John Hele	Vice President
John Ehrenberg	Director
Michael Iannone	Director
Fred Pearson	Director
Mark Smith	Director
John Sullivan	Director

All of the Directors have held various executive positions with the insurance subsidiaries of Merrill Lynch & Co. Inc. (“Insurance Subsidiaries”) for the last five years unless noted below:

Mr. Patrick joined the Insurance Subsidiaries in November of 1990. Since July of 1988 he has been the Executive Vice President of Merrill Lynch & Co., Inc. (“Merrill Lynch”) and was Chief Financial Officer of Merrill Lynch from July of 1989 to November of 1990. He was an investment banker with MLPF&S from February of 1972 to July of 1989. Mr. Kaczmarek joined the Insurance Subsidiaries in November of 1988. Prior to November of 1988, he served as Senior Vice President and Chief Financial Officer of Blue Cross of California. Mr. Entringer joined the Insurance Subsidiaries in June of 1987. Prior to 1987, he served as Senior Vice President of MLPF&S. Mr. Dunford joined the Insurance Subsidiaries in September of 1989. Prior to that he held the position of Vice President with Travelers Corp., the parent of the Travelers Insurance Company. Mr. Skolnick joined the Insurance Subsidiaries in November of 1989. Since July of 1984, he has served as Senior Counsel of Merrill Lynch. Mr. Cirincion has been associated with the Insurance Subsidiaries since December of 1989. From February of 1981 to November of 1989 he was Senior Vice President and General Counsel of The National Benefit Life Insurance Company. Mr. Hele has been associated with the Insurance Subsidiaries since September of 1990. From July of 1988 to September of 1990, he was Business Unit Chief Actuary of MLPF&S. From October of 1986 to July of 1988, he served as an Assistant Vice President of the Crown Life Insurance Company. Mr. Ehrenberg has been a director of the Insurance Subsidiaries since October of 1987. Since December of 1982 he has been President and Chief Executive Officer of BHP, Inc., a company which manufactures motion picture film and video tape post-production equipment. Mr. Iannone has been a director of the Insurance Subsidiaries since October of 1987. Since 1968 he has been an associate professor in the Mathematics Department of Trenton State College in Trenton, New Jersey. He is currently Chairman of the Department. Mr. Pearson has been a director of the Insurance Subsidiaries since October of 1987. Since 1962, he has been a President and Chief Executive Officer of AVRECO, Inc. and has been the Chairman and Chief Executive Officer of each of the Reinsurance Company of America, RCA Syndicate # 1 and Financial Benefits Insurance Company, subsidiaries of Cameron General Corporation, an insurance holding company, since 1977, 1982 and 1983, respectively. Mr. Smith has been a director of the Insurance Subsidiaries since 1987. He is also President of King Conn Enterprises, Inc., a restaurant management company. Mr. Sullivan has been a director of the Insurance Subsidiaries since 1987. He is President of Sullivan and Associates, an advertising and marketing firm.

Our officers who are not directors but report to the President are:

Name	Office Held
Mark Schmidt	Vice President & Controller
Robert Bordeman	Vice President
Eileen Dyson	Vice President
Jeanne Kuester	Vice President
Julia Raven	Vice President
Amy Winston	Vice President
James Kaufman	Vice President
Jennifer Stockman	Secretary
Thomas J. Thatcher	Vice President
Chetlur Ragavan	Vice President

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All of the officers have been employed by the Insurance Subsidiaries for more than five years, except those officers noted below.

Mr. Schmidt has been with the Insurance Subsidiaries since May of 1989. From September of 1987 to April 1989, he was the Manager of Blue Cross of California. From February 1986 to September of 1987, he was the Senior Financial Accountant at American Family Life Insurance Company. Mr. Bordeman has been with the Insurance Subsidiaries since November of 1990. From February of 1988 to November of 1990, he was the Corporate Controller of Blue Cross of California. From January of 1983 to February 1988, he was the Chief Financial Officer of the Insurance Company of Illinois. Mr. Kaufman joined the Insurance Subsidiaries in October of

1988. From July of 1987 to October of 1988, he was manager and partner with Ekon Financial Consultants. Before that he was an insurance agent with Hubeck & Associates. Ms. Kuester has been with the Insurance Subsidiaries since September of 1990. From November of 1987 to September of 1990 she was a Financial Planning Analyst with MLPF&S. From March of 1983 to November of 1987, she was a financial planning analyst at Home Life Insurance Company. Mr. Ragavan has been associated with the Insurance Subsidiaries since September of 1990. Previously, he was a Vice President at Merrill Lynch Capital Markets. Ms. Raven has been with the Insurance Subsidiaries since September of 1990. From 1983 to August of 1990, she was the Controller of Diversified Financial Services of MLPF&S.

VOTING RIGHTS

Right to Instruct Voting of Series Fund Shares

In accordance with its view of present applicable law. the Insurance Company will vote the shares of each of the ten portfolios of the Series Fund held in the Separate Account at regular and special meetings of the shareholders of the Series Fund based on instructions received from persons having the voting interest in corresponding investment divisions of the Separate Account However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation theteof should change, and as a result the Insurance Company determines that it is permitted to vote the shares of the series Fund in its own right, it may elect to do so.

The person having the voting interest under a Policy is the owner. The number of shares held in each investment division attributable to each owner is determined by dividing a Policy’s investment base in that division, if any, by the net asset value of one share in the portfolio of the Series Fund in which that investment division invests. Fractional votes will be counted.

The number of Shares which a person has the right to vote will be determined as of a date to be chosen by the insurance Company, but not more than 90 days before the meeting of the Series Fund. Voting instructions will be solicited by written communication at least 14 days before such meeting.

Series Fund shares held in each investment division for which no timely instructions are received will be voted by the Insurance Company in the same proportion as the voting instructions which are received for all Policies participating in each investment division.

Each owner having a voting interest will receive periodic reports relating to the Series Fund, proxy material and a form for giving voting instructions.

Disregard of Voting Instructions

The Insurance Company may, when required by State insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub classification or investment objectives of the Series Fund or one or more of its portfolios or to approve or disapprove an investment advisory contract for a portfolio of the Fund. In addition, the Insurance Company itself may disregard voting instructions in favor of changes initiated by an owner in the investment policy or the investment adviser of a portfolio of the Series Fund if the Insurance Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory agencies or the Insurance Company determined that the change would have an adverse effect on its general account in that the proposed investment policy for a portfolio may result in overly speculative or unsound investments, in the event the Insurance Company does disregard voting instructions a summary of that action and the reasons for such action will be included in the next semiannual report to policy owners.

24

REPORTS

On each quarterly anniversary of a policy a statement will be sent to the owner setting forth the death benefit, cash value and any policy debt (and interest charged for the preceding policy quarter) as of the first day of such quarter. In addition, the report will indicate the allocation of the investment base amounts to the investment divisions as of the first day of the quarter.

An owner will be sent a semiannual report containing financial statement for the Separate Account and a list of the portfolio securities of the Series Fund, as required by the Investment Company Act of 1940.

STATE REGULATION

The Insurance Company is subject to regulation and supervision by the Insurance Department of the State of New York which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. The Policies have been approved by the insurance Department of the State of New York and in other jurisdictions.

The Insurance Company is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LEGAL PROCEEDINGS

As an insurance company, we are ordinarily involved in various kinds of routine litigation that in our judgment is not of material importance in relation to our total assets. None of such litigation relates to the Separate Account.

LEGAL MATTERS

The legal validity of the Policies described in the prospectus has been passed on by Barry Skolnick. General Counsel of the Insurance Company. The Law

firm of Rogers & Wells of New York, New York has passed on certain matters relating to federal securities laws.

ADDITIONAL INFORMATION

A Registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC’s principal office in Washington. D.C., upon payment of the SECs prescribed fees.

EXPERTS

The consolidated financial statements of the lnsurance Company and subsidiaries and the financial statements of the Separate Account of the Insurance Company appearing in this Prospectus and Registration statement have been audited by Deloitte & Touche, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examine by D. Alan Little. F.S.A., M.A.A.A. of Coopers & Lybrand as stated in his opinion filed as an exhibit to the Registration Statement.

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Filed Pursuant to Rule 497(b)

File No. 33-38097

Directed Life®

Scheduled Premium Variable

Life Insurance Policies Issued

By Royal Tandem Life

Insurance Company

SCHEDULED PREMIUM VARIABLE LIFE INSURANCE POLICIES

This prospectus describes the two versions of the annual premium Variable Life Insurance policies issued by Royal Tandem Life Insurance Company (the “Insurance Company” or “we” or “us”), a subsidiary of Merrill Lynch & Co., Inc. The DLI-100L policy provides for a level Guaranteed Insurance Amount, while the DLI-200D policy provides for a Guaranteed Insurance Amount which doubles on the later of the 10th policy anniversary or the anniversary nearest the insured’s 25th birthday. If the same amount of insurance were purchased initially under both Policies and if the premium payment period were the same, the premium for DLI-200D would be higher since it provides for greater long term growth in both cash values and death benefits. (The term “Policy” as used below refers to both DLI-100L and
DLI-200D unless designated other wise). A Policy is designed to provide lifetime insurance coverage on the insured named in the Policy. A Policy also may be surrendered for its net cash value while the insured is living. The death benefits and cash values under a Policy will vary based on investments made in the Insurance Company’s Royal Tandem Variable Life Separate Account (the “Separate Account”). The Insurance Company also issues other types of variable life insurance policies with different premium payment options through the Separate Account which are sold with other prospectuses.

An owner of a Policy may allocate the investment base for a Policy among up to any 5 of the investment divisions in the Separate Account. Some of the investment divisions use their assets to buy shares at net asset value in a designated mutual fund portfolio. Each of these portfolios is a part of the Merrill Lynch Series Fund, Inc. (“Series Fund”). The Series Fund uses the investment advisory services of Merrill Lynch Asset Management, Inc. (“MLAM”), which is a subsidiary of Merrill Lynch & Co., Inc. The other investment divisions use their assets to purchase units of designated unit investment trusts. Each of these unit investment trusts (collectively the “Trusts”, and individually, a “Trust”) is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a subsidiary of Merrill Lynch & Co., Inc., serves as sponsor for each unit investment trust.

Regardless of a Policy’s investment return the death, benefit can never be less than the Guaranteed Insurance Amount. During the first policy year the death benefit equals this amount. Afterwards, the death benefit may increase or decrease on each policy anniversary, depending on a Policy’s investment return, but it will never decrease below the Guaranteed Insurance Amount.

A Policy’s cash value may increase or decrease on any day, depending on a Policy’s investment return. No minimum amount of cash value is guaranteed. In early policy years the cash value will be lower than premium amounts accumulated at interest. Therefore, a Policy should be purchased only if the owner intends to keep it in effect for a reasonably long period.

A Policy may be returned according to the terms of its “Free Look” provision (see “Right to Examine a Policy”, page 15). A Policy also may be exchanged for fixed life insurance under certain conditions (see “Right to Exchange for Fixed Life Insurance”, page 15, and “Substitution of Investments”, page 18).

It may not be advantageous to replace existing insurance with a Policy. In addition, employers and employee organizations should consider whether, in light of a Supreme Court decision, it is appropriate to purchase a Policy for any employment-related insurance or benefit program (see “Legal Considerations”, page 24).

This entire prospectus should be read to completely understand the Policies being offered.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE

SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION

PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUSES

FOR THE MERRILL LYNCH SERIES FUND, INC. AND THE MERRILL LYNCH FUND OF STRIPPED

(“ZERO”) U.S. TREASURY SECURITIES WHICH CONTAIN FULL

DESCRIPTIONS OF THOSE INVESTMENTS.

THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE

Issued by:

Royal Tandem Life

Insurance Company

New York, New York 10121

Distributed by:

Merrill Lynch Pierce, Fenner & Smith Incorporated (“MLPF&S”)

Plainsboro, New Jersey 08536

Date: January 2, 1991

55959

Administered at:

Monarch Life Insurance Company

(the “Service Center”)

P.O. Box 9025

Springfield, Massachusetts

01102-9025

PROSPECTUS CONTENTS

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

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THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

SUMMARY OF THE POLICIES

This section will answer many questions about a Policy. The summary assumes that premiums are paid when due.

How Does a Policy Differ from a Traditional Life Insurance Policy?

Like other life insurance, a Policy provides a death benefit that is payable to the beneficiary upon the insured’s death.

Unlike a traditional fixed life insurance policy, the owner of a Policy can choose where the investment base for a Policy is to be placed. The choice is among up to any 5 of the investment divisions of the Insurance Company’s Separate Account. Some of the divisions invest in shares of a designated mutual fund portfolio in the Merrill Lynch Series Fund, Inc. Each portfolio of the Series Fund is managed by Merrill Lynch Asset Management, Inc. The other investment divisions invest in units of a designated unit investment trust in The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as sponsor for each unit investment trust.

Like other life insurance, a Policy provides a guaranteed minimum death benefit.

Unlike traditional life insurance, the death benefit may increase above a Policy’s guaranteed minimum. There can be no assurance, however, that this will occur. A Policy’s death benefit may increase or decrease on each policy anniversary, depending on the investment return for a Policy. Regardless of investment return, the death benefit can never be less than a Policy’s Guaranteed Insurance Amount.

For any amount of death benefit above the Guaranteed Insurance Amount, the owner bears the investment risk on any change occurring on a policy anniversary. During a policy year, the Insurance Company will bear the investment risk on such amount while the owner foregoes any increase in death benefit until the next policy anniversary if investment results should be favorable. The Insurance Company bears the investment risk for the entire amount of the Guaranteed Insurance Amount, for which the Insurance Company imposes a risk charge (see “Charges Deducted from Premium—Risk Charge”, page 21).

Like other life insurance, the owner can cancel a Policy while the insured is living and receive its net cash value.

Unlike traditional life insurance, a Policy offers the opportunity for appreciation of its net cash value based upon investment results. There can be no assurance that such appreciation will occur. The cash value may increase or decrease on any day, depending on the investment return for a Policy.

The owner bears the investment risk on the cash value, since no minimum amount is guaranteed, whereas in a traditional life insurance policy, cash values are guaranteed as set forth in those policies.

Availability. DLI-100L can be issued to an insured up to age 75. DLI-200D can be issued to an insured up to age 65. The policy is not available in Wyoming.

What Is the Guaranteed Insurance Amount?

In each policy year the Guaranteed Insurance Amount for DLI-100L is its face amount. The Guaranteed Insurance Amount for DLI-200D is its face amount until the 10th policy anniversary or the anniversary nearest the insured’s 25th birthday, whichever is later. Afterwards, the Guaranteed Insurance Amount is twice the face amount, even though the premiums do not change.

For example: If the face amount of DLI-100L issued at age 45 is $100,000, the Guaranteed Insurance Amount will be $100,000 in each policy year.

If the face amount of DLI-200D issued at age 45 is $100,000, the Guaranteed Insurance Amount is $100,000 during the first ten years. In the eleventh and later policy years (after the anniversary nearest the insured’s 55th birthday), it will increase to $200,000.

The owner of a Policy can purchase term insurance riders which may be added to a Policy to increase the life insurance protection. The amount of any term insurance will not vary with a Policy’s investment return (see “Initial Premium Amount Flexibility”, page 11, and “Optional Insurance Benefits”, page 29).

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How Does a Policy’s Death Benefit Vary?

The death benefit of a Policy is the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive. The Variable Insurance Amount reflects the accumulation of each policy year’s investment return (see “Policy’s Rate of Return and Resultant Investment Return”, page 19). The Variable Insurance Amount is zero during the first policy year. After that, it may be positive or negative as calculated on each policy anniversary.

The change in the Variable Insurance Amount on a policy anniversary will depend upon the relationship of a Policy’s actual rate of return (see “Actual Rate of Return”, page 19) for the policy year ending on the anniversary, to 4.5%, the Policy’s assumed rate of return. The actual rate of return under a Policy reflects, through investment divisions in the Separate Account, increases or decreases in the net asset value of the Series Fund shares plus any distribution made during the policy year on such shares and increases or decreases in the value of the units of the Trusts. A Policy’s investment return for a policy year is the difference between a Policy’s actual rate of return and 4.5%, multiplied by a Policy’s total investment base (see “The Amount Invested: The Investment Base”, page 19).

If the actual rate of return exceeds 4.5%, the investment return is positive and the Variable Insurance Amount increases. The increase in the Variable Insurance Amount is an amount of insurance that is purchased by the dollar amount of investment return under a Policy.

An increase in the Variable Insurance Amount on a policy anniversary will not result in an increase in the death benefit if:

•	the Variable Insurance Amount on the previous policy anniversary was negative (and the death benefit equalled the Guaranteed Insurance Amount); and

•	such increase in the Variable Insurance Amount is not sufficient to make the resulting Variable Insurance Amount positive.

If the actual rate of return is less than 4.5%, the investment return is negative and the Variable Insurance Amount decreases. The decrease in the Variable Insurance Amount is an amount of insurance that is cancelled on account of the negative investment return under a Policy. If the prior Variable Insurance Amount was negative, such a decrease will make the Variable Insurance Amount more negative. A decrease in the Variable Insurance Amount will not result in a decrease in the death benefit below the Guaranteed Insurance Amount (see “Death Benefits”, page 9).

Certain policies will provide for increases in the Variable Insurance Amount otherwise calculated on each policy anniversary. This will be based upon a formula adjustment for assumed favorable mortality results as the Policy remains in force (see “Death Benefits”, page 9).

How Are Premiums Paid?

In return for insurance benefits and other policy rights, the owner must make regular premium payments. Premiums are payable annually in advance during the insured’s lifetime. Generally, premiums also can be paid semiannually, quarterly or monthly with a charge for loss of interest. The Insurance Company may restrict premium frequency if the premium payment period for DLI-100L is 10 years or less. Premiums may also be prepaid at a discount.

Amount of Premium Payments. The premium amount depends on the policy chosen, the policy’s face amount, the premium payment period, the insured’s sex, insurance age, underwriting classification and the frequency of payments. Premiums are fixed and level and do not vary with a Policy’s investment return or any increase in the Guaranteed Insurance Amount. Higher premiums are charged where there is an extra mortality risk. Additional premiums are also charged for optional insurance benefits.

The minimum annual premium for DLI-200D and for
DLI-100L with premiums payable to age 95 is $300 or the annual premium required for a face amount of $25,000, whichever is larger. The minimum annual premium for
DLI-100L with premiums payable for a shorter time period may be greater than the minimum set forth above but in no event will it exceed the larger of $2000 or the annual premium required for a face amount of $25,000. (see “Premiums”, page 11, and “Optional Insurance Benefits”, page 29). In certain group or sponsored arrangements, the minimum premium and face amount requirements may be reduced (see “Group or Sponsored Arrangements”, page 21).

Period of Premium Payments. Premiums for DLI- 100L are payable for the period selected by the applicant, subject to the Insurance Company’s rules, but in no event for less than 7 years nor for longer than to age 95. Once the Policy is issued, the premium payment period may not be changed. Premiums for DLI-200D are payable to age 95.

How Does the Separate Account Operate?

The Variable Life Insurance benefits for the policies are provided through investments made in the Separate Account. The Separate Account is a separate investment account used only to support Variable Life Insurance policies (see “The Separate Account”, page 15). It is not part of the Insurance Company’s general account.

The Separate Account is organized as a unit investment trust and is governed by the laws of the State of New York. There currently are 28 investment divisions within the Separate Account, 10 of which invest in shares of a designated mutual fund portfolio of the

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Merrill Lynch Series Fund, Inc. (a “series” type of mutual fund) and 18 of which invest in units of a designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. An owner of a Policy can allocate the investment base for a Policy among up to any 5 of the 28 investment divisions.

A daily charge for mortality and expense risks is made against the assets of all divisions in the Separate Account. The charge is equivalent to an effective annual rate of .50% at the beginning of the year (see “Expenses Charged to All Divisions of the Separate Account”, page 21). In addition, a daily asset charge, currently equivalent to .34% annually at the beginning of the year, is made against the assets of investment divisions investing in the Trusts, which invest in units of a designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. This .34% charge may be increased in the future but in no event will it exceed an effective annual rate of .50% (see “Expenses Charged to Divisions Investing in the Trusts”, page 22).

Currently, the Insurance Company makes no charge against the Separate Account for company Federal income taxes. Under the Insurance Company’s current tax status as a life insurance company, it does not expect to incur Federal income taxes attributable to the Separate Account. However, if the Insurance Company incurs company Federal income taxes attributable to the Separate Account in future years, it may make a charge for those taxes (see “Charge For the Insurance Company’s Income Taxes”, page 24).

How Much of a Policy’s Premium Is Allocated to the Separate Account?

The amount allocated to the Separate Account (“net premium”) will equal the annual premium payable less any additional amounts of such premium for extra mortality risks and optional insurance benefits, and less deductions for sales load, state premium taxes, any annual administrative expenses, and risk charge. In addition, there is an extra charge made in the first policy year to cover administrative expenses to issue a Policy (see “Charges Deducted From Premium”, page 20).

The deduction for sales load will not exceed 20% of the basic annual premium for the first policy year and 4% of the basic annual premium for years 2 and later (see “Charges Deducted From Premium”, page 20). The sales load will not exceed 9% of the premium payments to be made during the period equal to the lesser of 20 years or the anticipated life expectancy of the insured under the policy based on the 1958 Commissioners Standard Ordinary Table (1958 CSO). For DLI-100L with a premium payment period of ten years or less, the deduction for sales load for the first policy year grades down to a maximum of 4% for a payment period of seven years. In certain group or sponsored arrangements, the charge for sales load may be reduced (see “Group or Sponsored Arrangements”, page 21).

The allocation of the net premium to the Separate Account is made once a year on the policy anniversary. For premiums paid on other than an annual basis, the allocation of the net premium will be in advance of receipt of the premiums payable by the owner. Subject to certain limitations for DLI-100L (See “Allocation of Net Premiums and Investment Base”, page 12), the net premium is allocated among up to any 5 of the investment divisions based on the owner’s instructions in the application, or as later changed by the owner.

What Are the Different Investment Portfolios in the Merrill Lynch Series Fund, Inc.?

Ten of the investment divisions of the Account will invest only in the shares of a designated mutual fund portfolio of the Merrill Lynch Series Fund, Inc. (“Series Fund”). The divisions invest in the following portfolios of the Fund:

Account Division	Series Fund Portfolio
Money Reserve Division	Money Reserve Portfolio
Government Bond Division	Intermediate Government Bond Portfolio
Corporate Bond Division	Long Term Corporate Bond Portfolio
High Yield Division	High Yield Portfolio
Capital Stock Division	Capital Stock Portfolio
Growth Stock Division	Growth Stock Portfolio
Multiple Strategy Division	Multiple Strategy Portfolio
Natural Resources Division	Natural Resources Portfolio
Global Strategy Division	Global Strategy Portfolio
Balanced Division	Balanced Portfolio

The Series Fund is managed by Merrill Lynch Asset Management, Inc. (“MLAM”), which is a subsidiary of Merrill Lynch & Co., Inc. MLAM receives a monthly fee from the Series Fund equivalent to an annual rate of .50% of the first $250 million of the aggregate average daily net assets of the Fund, .45% of the next $50 million, .40% of the next $100 million, .35% of the next $400 million and .30% of the excess over $800 million. For the month of December, 1989, the Series Fund paid MLAM a fee equal to an annual rate of .33% based on $2.656 billion of the aggregate average daily net assets of the Series Fund. MLAM has agreed that if in any year the aggregate ordinary expenses (excluding interest, taxes, brokerage fees, commissions and extraordinary charges) of any portfolio of the Series Fund exceed the expense limitations then in effect under any state securities law or regulation, it will reduce its fee from such portfolio by such excess and, if required

5

under such laws or regulations, it will reimburse the Fund in the amount of such excess. The Insurance Company has agreed to reimburse the Fund so that the ordinary operating expenses of the portfolios (which includes the monthly advisory fee) do not exceed .50% of the average daily net assets.

The Series Fund is briefly described on page 15. More detailed information about the Series Fund can be found in the accompanying prospectus, which should be read together with this prospectus.

What Are the Different Unit Investment Trusts of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities

Eighteen of the investment divisions of the Account will invest in units of a designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. The Trusts currently available have maturity dates in years 1991 through 2001, 2003 and 2005 through 2010.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of Merrill Lynch & Co., will serve as sponsor for each unit investment trust. As sponsor, MLPF&S will sell units of the Trusts to the Separate Account. The price of these units will include a transaction charge which will not be paid by the Separate Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the Insurance Company’s general account assets. The amount of the transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities. The Insurance Company will seek reimbursement for the amounts paid through a daily asset charge which will be made against the assets of investment divisions investing in the Trusts. The amount of this charge is currently equivalent to .34% annually at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of .50%. The charge will be cost-based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

The value of the Trust units will vary more widely than units of a unit investment trust containing coupon-bearing U.S. Treasury securities with comparable maturities. Accordingly, the investment base allocated to divisions investing in the Trusts may show wide fluctuations from day to day, particularly when the period to maturity is relatively long. The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is briefly described on pages 17 through 18. More detailed information can be found in the accompanying prospectus, which should be read together with this prospectus.

How Can the Owner Allocate the Net Premiums and Investment Base for a Policy?

Generally, in the application for a Policy, the owner can designate, subject to the Insurance Company’s rules, how the net premium is to be allocated among up to any 5 of the investment divisions of the Separate Account. No less than 10% may be allocated to any division selected. Percentages must be in whole numbers. DLI-100L with a premium payment period of 10 years or less is subject to special allocation rules (See “Allocation of Net Premiums and Investment Base”, page 11).

The owner may change the allocation of future net premiums after a Policy is in effect. The owner also can change the allocation of the investment base that supports a Policy 5 times each policy year (see “Allocation of Net Premiums and Investment Base”, page 11). The ability to make allocations to divisions investing in the Trusts depends on the availability of units of the Trusts. (see “Allocation of Net Premiums and Investment Base”, page 11).

Is the Death Benefit Excludable from Gross Income for Tax Purposes?

The death benefit under a Policy is subject to the same Federal income tax treatment as proceeds of fixed life insurance. Therefore, the death benefit will be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (see “Tax Considerations—Policy Proceeds”, page 22).

What Is the Tax Treatment of Cash Value Increases?

The cash value under a Policy is subject to the same Federal income tax treatment as a cash value under fixed life insurance. Therefore, the owner will not be deemed to be in constructive receipt of the cash values, including any yearly increases, unless and until actual surrender of a Policy. Upon surrender of a Policy for its cash value, the excess, if any, of the cash value over the premiums paid in will be treated as ordinary income for Federal income tax purposes (see “Tax Considerations—Policy Proceeds”, page 22).

What Is the Loan Privilege?

The owner may borrow up to the loan value of the Policy from the Insurance Company. A Policy will be the only security required for the loan. The owner may repay all or part of the loan at any time while the insured is living.

The owner may choose either a fixed loan interest rate provision (5 1⁄4% a year) or an adjustable loan interest rate provision (see “Adjustable Loan Interest Rate”, page 14). If interest isn’t paid when due, it will be added to the amount of the loan.

6

Effect of a Loan. While a loan is outstanding, a part of the cash value equal to the policy debt is maintained in the Insurance Company’s general account rather than in the Separate Account. If the loan was taken under the fixed loan interest rate provision the part maintained in the general account is credited with a 4.5% annual net return and does not add to a Policy’s investment return. If the loan was taken under the adjustable loan interest rate provision, the part maintained in the general account is credited with the loan rate of return, which is the adjustable loan interest rate, less a maximum of .75%, less any charge which might be assessed for the Insurance Company’s taxes (see “Loan Rate of Return”, page 20). The Insurance Company currently is not assessing such a charge for taxes. The loan rate of return will affect the investment return for a Policy (see “Policy’s Rate of Return and Resultant Investment Return”, page 19).

The death benefit (above the Guaranteed Insurance Amount) and the cash value are permanently affected by a loan, whether or not repaid in whole or in part. The amount of any outstanding policy debt is subtracted from the death benefit or cash value upon settlement (see “Policy Loan”, page 13). If the policy debt exceeds the cash value, the Insurance Company will terminate the Policy in accordance with the procedure described on page 15.

Who Are the Insurance Company and MLPF&S?

The Insurance Company is a stock life insurance company organized under the laws of the State of New York. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. We are authorized to sell life insurance and annuities in 12 states. We are authorized to offer variable life insurance in various jurisdictions.

MLPF&S is also a wholly owned subsidiary of Merrill Lynch & Co., Inc. and provides a broad range of securities brokerage and investment banking services in the United States. It provides marketing services for us and is the principal underwriter of our variable life policies issued through the Separate Account. We pay MLPF&S for services relating to the policies under a distribution agreement. Administrative services for the policies are provided at Monarch Life Insurance Company (the “Service Center”), P.O. Box 9025, Springfield, Massachusetts 01102-9025.

Who Sells the Policies?

MLPF&S is principal underwriter (distributor) of the policies, as well as for other policies issued through the Separate Account. It is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers. We pay MLPF&S for acting as principal underwriter under a Distribution Agreement.

The Insurance Company has a sales agreement with Merrill Lynch Life Agency, Inc., an insurance agency incorporated in the state of Washington and licensed to act as an insurance agent in various states. Under this agreement, applications for the policies are solicited by financial consultants of MLPF&S, the broker dealer. The financial consultants are authorized under applicable state regulations to sell variable life insurance as agents of MLPF&S.

Commissions. The maximum commission as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 3.5%. In addition, the organizations described above will also receive override payments and may be reimbursed under MLPF&S’s expense reimbursement allowance program for portions of expenses incurred.

What Are the Insurance Underwriting Requirements?

Insurance underwriting is designed to group applicants of the same age into classifications which can be expected to produce mortality experience consistent with the actuarial structure for that class. The Insurance Company uses the following methods of underwriting: (a) simplified and non-medical underwriting not requiring a physical exam, and (b) medical underwriting which requires an exam.

Under the simplified underwriting method, Policies may be issued either as standard, non-smoker or with a higher premium for extra mortality risks.

In other situations, non-medical or medical underwriting is used. As a result of these methods of underwriting, the proposed insured may be classified as standard-medical, non-smoker or preferred risk. If proposed insureds are placed in the non-smoker or preferred risk class, they will be eligible for lower premiums. Applicants who are not placed in one of the above classifications and are expected to produce higher mortality experience will pay higher premiums. In certain group or sponsored arrangements, underwriting classifications may be modified (see “Group or Sponsored Arrangements”, page 21).

Assumption of Previously Issued Policies

On November 14, 1990, Monarch Life Insurance Company (“Monarch”), the Insurance Company and other Merrill Lynch insurance companies entered into an indemnity reinsurance and assumption agreement (the “Assumption Agreement”). Under the Assumption Agreement, the Insurance Company acquired, on an assumption reinsurance basis, certain of the variable life insurance policies issued by Monarch through its Variable Account A, including policies which, except for the issuer, are identical in all material respects (“reinsured policies”) to the policies discussed in this prospectus. Thus, the Insurance Company has all the

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liabilities and obligations under the reinsured policies assumed by it. All further payments made under the reinsured policies assumed by the Insurance Company will be made directly to or by the Insurance Company.

If you are the owner of a reinsured policy, you have the same rights and the values under your policy as you did before the reinsurance transaction. However, you will look to the Insurance Company instead of to Monarch to fulfill the terms of your policy. Pursuant to the Assumption Agreement, all of the assets of Monarch’s Variable Account A relating to the reinsured policies were transferred to the Insurance Company. Thus, as of the effective date of the assumption of the reinsured policies, the assets of the Insurance Company’s Separate Account are only available to satisfy the Insurance Company’s obligations under the variable life insurance policies assumed by it. Those assets are not chargeable with liabilities arising out of any other business that Monarch has conducted, and the assets of the Separate Account cannot be reached by Monarch or Monarch’s creditors. (See “How Does the Separate Account Operate?’’, page 4.)

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DEATH BENEFITS

Proceeds. The Insurance Company will pay the death benefit proceeds of a Policy to the named beneficiary upon the insured’s death. The proceeds may be paid in cash or under one or more income plans (see “Income Plans”, page 29).

Death benefit proceeds include:

•	the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive, on the immediately preceding anniversary in the year of death;

•	any insurance on the insured’s life provided by riders; and

•	any refund of premium paid for the period beyond the policy month of the insured’s death.

Any policy debt (see “Policy Loan”, page 13) is subtracted from this total. In addition, one month’s premium is subtracted if the insured dies during the grace period of an unpaid premium.

Death benefit proceeds (exclusive of amounts due from riders) will be at least equal to the amount of paid-up whole life insurance that a Policy’s net cash value will purchase on the date of death of the insured using the net single premium shown in the Policy. Thus, under certain circumstances (for example, when a Policy is paid-up by its terms), it is possible that an owner may not forego any increase in death benefit until the next policy anniversary if investment results should be favorable.

All calculations will be made as of the date of death.

Variable Insurance Amount. The Variable Insurance Amount a Policy provides is zero during the first policy year. After that, the amount may be positive or negative as calculated on an annual basis.

On each policy anniversary, the Insurance Company will determine the Variable Insurance Amount for the policy year beginning on that anniversary by taking into account:

•	the Variable Insurance Amount (positive or negative) for the preceding policy year;

•	the Policy’s investment return for the preceding policy year (see “Policy’s Rate of Return and Resultant Investment Return”, page 19); and

•	the formula adjustment (see “Formula Adjustment”, page 10).

The Variable Insurance Amount changes only on a policy anniversary.

For example: Using DLI-200D illustrated on page 31 and assuming the 8% hypothetical gross annual investment return (equivalent to an actual rate of return of 7.09%) the death benefit shown at the end of policy year 5 would change as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$51,301	$1,761	$53,062
Change	0	733	733

End of Policy Year 6	$51,301	$2,494	$53,795

If, instead, the gross annual investment return during the sixth policy year had been 0% (equivalent to an actual rate of return of –0.87%), the death benefit at the end of policy year 5 would change as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$51,301	$1,761	$53,062
Change	0	(1,523)	(1,523)

End of Policy Year 6	$51,301	$238	$51,539

The change in the Variable Insurance Amount on a policy anniversary will depend on the relationship of a Policy’s actual rate of return (see “Actual Rate of Return”, page 19) for the policy year ending on the anniversary, to 4.5%, the Policy’s assumed rate of return. If the actual rate of return exceeds 4.5%, the Variable Insurance Amount increases. Subject to the formula adjustment described on page 10, if the actual rate of return is less than 4.5%, the Variable Insurance Amount decreases; the Variable Insurance Amount will not change from one year to the next if a Policy’s actual rate of return equals 4.5%. Policy loans under the adjustable loan interest rate provision will affect any increases or decreases in the variable insurance amount (see “Investment Return for a Policy”, page 20).

If the Variable Insurance Amount is negative at the end of the policy year, the death benefit will equal the Guaranteed Insurance Amount. In that event, the death benefit would increase above the Guaranteed Insurance Amount on the next policy anniversary only if the actual rate of return for such year was sufficiently greater than 4.5% to result in an investment return large enough to offset the negative Variable Insurance Amount in the prior policy year.

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For example: Using DLI-200D illustrated on page 31 and assuming a 0% hypothetical gross annual investment return (equivalent to an actual rate of return of –0.87%) for the first 5 policy years, the Variable Insurance Amount is –$3,311 at the end of policy year 5. In order for there to be an increase in the death benefit above the Guaranteed Insurance Amount at the end of policy year 6, the actual rate of return in policy year 6 would have to be at least 18.63%.

The change in the Variable Insurance Amount on a policy anniversary equals the amount of insurance purchased under a Policy or the amount of insurance coverage cancelled under a Policy which results from positive or negative investment return, respectively. To calculate the change in the Variable Insurance Amount, the Insurance Company uses a net single premium per $1 of paid-up whole life insurance based on the insured’s age at the anniversary. Thus, for example, if the investment return for a male age 35 is $100, positive or negative, the Variable Insurance Amount will increase or decrease by $425 (see table opposite). Since the dollar amount of a Policy’s investment return depends on the total investment base supporting a Policy (see “The Amount Invested: The Investment Base”, page 19) which will tend to be larger in later years, the increase or decrease in the Variable Insurance Amount will tend to be larger in later years.

For example: Using DLI-200D illustrated on page 31 and assuming an 8% hypothetical gross annual investment return (equivalent to an actual rate of return of 7.09%), the change in Variable Insurance Amount on the 6th policy anniversary is less than the change occuring on the 20th policy anniversary, as follows:

	Calculation of Change in Variable Insurance Amount at End of Policy Year
	6	20
(1) Cash Value End of Prior Year	$8,165	$46,089
(2) Net Premium	1,639	1,639

(3) Investment Base Beginning of Current Policy Year: (1) + (2)	9,804	47,728
(4) Actual Rate of Return (.0709) Less Assumed Rate of Return (.045)	.0259	.0259
(5) Investment Return: (3) X (4)	254	1,235
(6) Net Single Premium at End of Current Year	.34603	.52808
(7) Change in Variable Insurance Amount: (5) ÷ (6)	$733	$2,338

Correspondingly, if the actual rate of return had been less than 4.5% a larger amount of Variable Insurance Amount would have been cancelled on the 20th policy anniversary

Figures are rounded.

It should be noted that as shown in the table below the net single premium increases as the insured advances in age and thus larger dollar amounts of investment return are required each year to result in the same increases in the Variable Insurance Amount.

Net Single Premium. A Policy includes a table of net single premiums used to convert the investment return for a Policy into increases or decreases in the Variable Insurance Amount. This purchase basis does not depend upon the risk classification of a Policy or any changes in the insured’s health after issue of a Policy. The net single premium will be lower for a Policy issued to a female than for a Policy issued to a male, as shown below.

TABLE OF ILLUSTRATIVE NET SINGLE PREMIUMS

Male Attained Age	Net Single Premium per $1.00 of Variable Insurance Amount	Variable Insurance Amount Purchased or Cancelled by $1.00 of Investment Return
5	$.08550	$11.70
15	.11834	8.45
25	.16522	6.05
35	.23528	4.25
45	.33460	2.99
55	.45929	2.18
65	.59811	1.67

Female Attained Age
5	$.07095	$14.09
15	.09683	10.33
25	.13510	7.40
35	.18992	5.27
45	.27165	3.68
55	.38186	2.62
65	.51413	1.95

Formula Adjustment. For certain Policies issued without a higher premium for extra mortality risks, the Variable Insurance Amount otherwise calculated on a policy anniversary will be increased to reflect assumed favorable mortality results as the policy remains in force. It will be calculated as follows:

(1)	The total investment base immediately before the anniversary plus any policy debt, multiplied by

(2)	The adjustment factor on the anniversary as set forth in the table included in a Policy, divided by

(3)	The net single premium based on the insured’s age at the anniversary.

The adjustment factors range between 0 and .0255 and depend on the version of the policy, issue age, premium payment period, risk class, policy anniversary and sex.

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POLICY RIGHTS AND OBLIGATIONS

Premiums

Premium Period and Frequency. Payment of the first premium is required to put a Policy in effect. After that, premium due dates are measured from the policy date. The premiums are shown in a schedule in the Policy. Premiums are payable at the Service Center. For DLI-100L premiums are payable for the period selected by the applicant, subject to the Insurance Company’s rules, but in no event for less than 7 years nor for longer than to age 95. Once the Policy is issued, the premium payment period may not be changed. For DLI-200D the premiums are payable up to age 95. Generally premiums can be paid annually, semiannually, quarterly or monthly If, however, the premium payment period for DLI-100L is 10 years or less, the Insurance Company may restrict premium frequency. The minimum annual premium for DLI-200D and for DLI-100L with premiums payable to age 95 is $300 or the annual premium required for a face amount of $25,000, whichever is larger. The minimum annual premium for DLI-100L with premiums payable for a shorter time period may be greater than the minimum set forth above but in no event will it exceed the larger of $2000 or the annual premium required for a face amount of $25,000. In certain group or sponsored arrangements, the minimum premium and face amount requirements may be reduced (see “Group or Sponsored Arrangements”, page 21). When payments are made on other than an annual basis, the aggregate premium amounts for a policy year are higher, reflecting a charge for loss of interest as shown in the following table.

Premiums on Installment Basis
(as a percentage of an annual premium)

Frequency	Each Premium	Aggregate Premiums For Policy Year
Annual	100.0%	100.0%
Semiannual	51.8	103.6
Quarterly	26.4	105.6
Monthly	8.9	106.8

Level Premiums. In setting its premium rates, the Insurance Company considers actuarial estimates of death and cash value benefits, lapses, expenses, investment experience and an amount to be contributed to the Insurance Company’s surplus. Premiums for a Policy are payable on a level basis. The level premiums act as an averaging device to cover expenses, which are highest in the early policy years, and the cost of the mortality risk, which increases with age and with the doubling of the Guaranteed Insurance Amount in the case of DLI-200D. Thus, in early policy years premiums are higher than needed to pay death claims. In later years premiums are less than needed to meet the death claims. Accordingly, the assets allocated to the

Separate Account in early policy years are used in part to support the expected death claims in those years, with the balance accumulated as a reserve to help meet death claims in later policy years. Also, assets are allocated to the Insurance Company’s general account to accumulate as a reserve to cover the contingency that the insured will die at a time when the Guaranteed Insurance Amount exceeds the death benefit that would have been payable based upon the Policy’s cumulative investment return in the absence of such guarantee.

Initial Premium Amount Flexibility. In order to provide the owner with some choice of the initial premium amount per $1,000 of initial insurance amount, a Policy issued at ages 15 to 59 may be combined with a 10 Year Renewable Term Rider (“rider”) providing term insurance. The term insurance may not exceed 80% of the combined initial insurance amount of a Policy and the rider. The rider has premiums which change every 10 years and is renewable for 10 year periods or to age 70, whichever is earlier. Insurance under the rider may be converted at age 70 to a permanent insurance plan offered by the Insurance Company. The amount of coverage under a rider may be reduced according to the Insurance Company’s rules.

At issue ages 60 and over, a Policy may be combined with a 10 Year Term Rider. This term insurance may not exceed 50% of the combined initial insurance amount of a Policy and the rider. It provides coverage for 10 years. Premiums are fixed and level.

No portion of the premium for a rider is allocated to the Separate Account and therefore the rider contains no variable feature. At renewal or issue ages over 56, the riders will have a cash value in certain policy years.

The term riders are not available with DLI-100L if the premium payment period is less than 10 years.

Prepayment Account. An owner may set up an account to prepay, at a discount, one or more annual premiums. The interest rates will be guaranteed for the prepayment period. The interest rates will be set by the Insurance Company based on investment rates then currently available in its general account. Assets supporting the prepayment account will be held in the Insurance Company’s general account. On each policy anniversary, the annual premium due will be withdrawn from the prepayment account and applied to a Policy.

The value of a prepayment account will equal the initial prepayment less premiums applied to a Policy plus interest credited to the account. The current prepayment value will be paid out on the insured’s death. Ninety-three percent of the prepayment value will be paid out if a Policy is cancelled for its net cash value, or if the prepayment account is cancelled.

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Grace Period. When a premium is paid, a Policy stays in effect until 31 days after the next premium is due. These 31 days are called the grace period. A Policy’s benefits will not be affected if the premium is paid during the grace period. If the insured dies during the grace period before the premium is paid, the Insurance Company will deduct one month’s premium from the proceeds.

Default. If a premium is not paid by the end of its grace period, any net cash value is applied under one of the cash value benefits (see “Cash Value Benefits’’, on this page). If there is no net cash value, all coverage stops.

Reinstatement. A Policy may be reinstated any time within 7 years after the due date of the first unpaid premium. To reinstate means to restore the coverage and investment base that would have been available if all premiums had been paid when due. A Policy may not be reinstated after the insured’s death, or if it has been cancelled for its net cash value. To reinstate, the Insurance Company must be given satisfactory evidence that the insured is still insurable. The owner also must pay a reinstatement amount determined under a formula set forth in a Policy.

Allocation of Net Premiums and Investment Base

In the application for a Policy, the owner can designate how the net premium is to be allocated among up to any 5 of the investment divisions permitted for initial allocation. For DLI-200D and DLI-100L with a premium payment period of 11 years or more, the owner is permitted to choose from among all of the investment divisions in the Separate Account. For DLI-100L with a premium payment period of 10 years or less, subject to the dollar limitation below, the owner is permitted to allocate only to the Money Reserve Division, the High Yield Division, the Mulitple Strategy Division and the divisions investing in the Trusts with maturity dates no later than 2001. The owner may allocate an unlimited amount to the Money Reserve Division and may allocate up to a total of $150,000 to one or any combination of the other divisions permitted. No less than 10% may be allocated to any division selected. Percentages must be in whole numbers. For DLI-100L with a premium payment period of 10 years or less, after the end of the free look period, the owner may allocate among up to any 5 of the investment divisions of the Separate Account.

For DLI-100L with a premium payment period of 10 years or less, if the allocation requested in the application does not comply with our rules, any funds requested to be allocated to divisions other than those permitted will be allocated to the Money Reserve Division. If amounts in excess of $150,000 are designated to go to those divisions subject to the $150,000 limitation described above, any excess will be allocated to the Money Reserve Division. If more than $150,000 was requested to be allocated to two or more of the divisions subject to the limitation, a pro-rata portion of the $150,000 limit will be allocated to each division. If the funds have been allocated other than as requested in the application, the applicant will be notified. In order to change this allocation, the owner must notify the Insurance Company after the end of the free look period.

The full year’s net premium is allocated to the Separate Account on the policy date and on each anniversary even though the premium is paid monthly or otherwise thereafter. The owner may change the allocation of future net premiums after a Policy is in effect. The change will take effect on the next policy anniversary after notification by the owner, provided:

•	the Insurance Company receives the notification at least 7 days before the anniversary; and

•	no premiums are overdue. The owner can also change the allocation of the total investment base among the investment divisions 5 times each policy year (see “The Amount Invested: The Investment Base”, page 19, for a full description of the investment base). Such change will take effect when notice is received, provided no premiums are overdue and provided, for DLI-100L with premium payment period of 10 years or less, it is not before the end of the free-look period.

The ability of an owner to allocate future net premiums and additional portions of the investment base to investment divisions investing in the Trusts may be limited by the availability of units of the Trusts.

If any part of the investment base or future net premiums of a Policy is allocated or designated to be allocated to investment divisions investing in the Trusts, then as of the maturity date of a given Trust, unless otherwise specified by the owner, the amounts in that division and all future amounts designated to go to that division will be allocated to the Money Reserve Division. The Insurance Company will notify the owner 30 days in advance of the maturity date. To elect an allocation of the investment base to other than the Money Reserve Division, the owner must notify the Insurance Company in writing at least 7 days prior to the maturity date or, in the case of future net premiums, at least 7 days before the anniversary.

Cash Value Benefits

The owner can stop paying premiums at any time during the premium payment period and select one of these cash value benefits:

•	cancel a Policy and receive its net cash value; or

•	use the net cash value to continue a Policy as reduced paid-up insurance without further premiums; or

•	use the net cash value to continue a Policy as extended term insurance without further premiums.

When a Policy is cancelled, such cancellation will be effective the date the request for cancellation and the Policy are sent to the Insurance Company. The

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Insurance Company will determine the net cash value when the request and the Policy are received at the Service Center.

When a Policy is continued as reduced paid-up or extended term insurance, its investment base is transferred from the Separate Account to the Insurance Company’s general account. After that, the benefits will not vary with investment return, unless the Policy is later reinstated.

Net Cash Value. The cash value increases or decreases daily to reflect a Policy’s investment return (see “Policy’s Rate of Return and Resultant Investment Return’’, page 19). The cash value for a Policy at the end of a policy year is equal to the tabular cash value on that date as shown in the Policy plus (or minus) the net single premium on that date for the Variable Insurance Amount. The net cash value is the cash value minus any policy debt. The cash value on a date during a policy year, assuming no policy loans during the year, can be expressed as:

(1) The cash value at the end of the preceding year; plus

(2) the portion of the net premium, if any, corresponding to the period for which premiums have been paid; plus

(3) the actual rate of return (positive or negative) for a Policy applied to the investment base at the beginning of the year; minus

(4) the charge for the cost of insurance protection (which will vary annually) provided since the end of the preceding year which is computed based upon the amount of insurance provided during the year and the insured’s age and sex on such date.

No minimum amount of cash value is guaranteed. Because of the additional first year administrative charge, there may be no cash value during the early months of the first policy year for a Policy with relatively small premiums that are paid more frequently than annually.

Reduced Paid-up Insurance. The owner can stop premium payments at any time during the premium payment period and use the net cash value as a net single premium at the insured’s attained age to buy paid-up whole life insurance.

Reduced paid-up insurance has cash and loan values. If the insured dies the Insurance Company will pay the paid-up insurance amount to the beneficiary.

Extended Term Insurance. The owner can stop premium payments at any time during the premium payment period and use the net cash value as a net single premium at the insured’s attained age to purchase extended term insurance. The extended term insurance will be for a fixed amount and will not vary after it is in effect. The amount of extended term insurance will be the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive, minus any policy debt. The period of extended term insurance will depend on the net cash value and the insured’s age at the date of election.

Insurance amounts will be determined as of the due date of the overdue premium. The Insurance Company will determine the net cash value and policy debt as of the date it receives the request.

Extended term insurance has a cash value but no loan value. If the insured dies during the term insurance period, the Insurance Company will pay the amount of extended term insurance to the beneficiary.

Extended term insurance is not available if the Policy is issued with a higher premium for extra mortality risks.

For example: Using DLI-200D illustrated on page 31 and assuming the 0% and 8% hypothetical gross annual investment returns, the cash value benefits at the end of policy year 5 would be as follows:

	0%	8%
Cash Value	$6,469	$8,165
Reduced Paid-up Insurance	$19,332	$24,404
	for life	for life
Extended Term Insurance	$51,301	$53,062
	for 14 years	for 17 years

Automatic Selection of a Cash Value Benefit. If an owner stops paying premiums during the premium payment period without selecting a cash value benefit, the Insurance Company will wait until 2 months after the end of the grace period. Then if the owner still hasn’t chosen a benefit, the Insurance Company will select extended term insurance if a Policy does not have additional premiums for extra mortality risks, and transfer the investment base from the Separate Account to the Insurance Company’s general account. Otherwise reduced paid-up insurance will be chosen.

Partial Surrender. A Policy may be split into two Policies with one Policy continued on a premium paying basis during the premium paying period and the other surrendered for its cash value. The Policy continued must have a face amount of at least $25,000, but in no event less than the minimum for that class of business. The premiums and cash values for the new Policy will be based on the face amount continued, the premium payment period, the underwriting class and the insured’s sex and age on the policy date of the original policy. This privilege is subject to the Insurance Company’s administrative rules.

Policy Loan

The owner may borrow money from the Insurance Company using a Policy as the only security for the loan. A loan may be taken any time a Policy is in effect,

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unless it’s being continued as extended term insurance. The owner may repay all or part of the loan at any time while the insured is living. With a proper written request to the Insurance Company, an owner may designate the divisions from which the loan amounts will be transferred and to which repayments will be made. The amount of the loan may not exceed the loan value. Any existing policy debt will be subtracted from a new loan. The smallest loan is $300, unless the loan is being used to pay premiums on a Policy. The smallest repayment is $300.

The Insurance Company offers both a fixed and (subject to state availability) an adjustable loan interest rate provision. The fixed loan interest rate provision will be automatically applicable unless the owner elects the adjustable loan interest rate provision. The owner may make such an election in the application, in which case it will take effect as of the policy date. The election may also be made after issue by proper written request to the Insurance Company. In this case the provision will take effect on the next policy anniversary. If the adjustable loan interest rate provision is elected, it will remain in effect for the life of the Policy unless the Policy is continued as extended term insurance.

Loan Value. If no premium is unpaid for more than 3 months, the loan value is:

•	75% of the cash value during the first 3 policy years; or

•	90% of the cash value after the first 3 policy years.

If a Policy is being continued as reduced paid-up insurance, the loan value is the Policy’s cash value on the next anniversary minus interest at 5 1⁄4% a year to the next anniversary.

Interest. Depending on the provision selected by the owner, the interest rate on loans is either the fixed interest rate of 5 1⁄4% a year or the adjustable loan interest rate as defined below. Interest accrues each day. Interest payments are due at the end of each policy year. If interest isn’t paid when due, it will be added to the amount of the loan. The sum of all outstanding loans plus accrued interest is called the policy debt. If the policy debt exceeds the cash value, the Insurance Company will terminate the Policy. The Insurance Company will not do this, however, until 31 days after the Insurance Company mails notice of its intent to terminate.

Adjustable Loan Interest Rate. (The rules below are the Insurance Company’s general rules. These rules may differ in certain states.) During the first policy year and while the policy is under reduced paid-up insurance, the adjustable loan interest rate is 5 1⁄4%. Thereafter, the adjustable loan interest rate for a policy will be the lowest of the Published Monthly Average (as defined below) for the month ending two months before the beginning of the policy year; the maximum loan rate allowed in the state of jurisdiction; or 15%. In addition, the Insurance Company reserves the right to lower the adjustable loan interest rate, which would otherwise be determined, in order to bring the interest charged in line with federal laws, regulations and rulings relating to the tax deductibility of policy loan interest. In no event will the adjustable loan interest rate be less than 5 1⁄4%.

The Published Monthly Average means the Moody’s Corporate Bond Yield Average Monthly Average Corporates as published by Moody’s Investors Service, Inc. or any successor thereto. If such averages are no longer published, the Insurance Company will use such other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which this policy is delivered.

The adjustable loan interest rate will be determined as of the beginning of each policy year and it will apply to any new or outstanding loan under the policy during that policy year. The Insurance Company will notify the owner of the interest rate when a loan is made. The Insurance Company will give 30 days’ advance written notice before each anniversary of the interest rate for the next policy year.

Effect of a Loan. An amount equal to the loan proceeds will be transferred out of the Separate Account, and a repayment will be transferred in (see “What Is the Loan Privilege”, page 6). Loans and repayments will be allocated among the investment divisions as elected by the owner or, in the absence of any such election, among the investment divisions in proportion to the investment base in each division as of the date of the loan or repayment. A loan, whether or not repaid, will have a permanent effect on the death benefits and cash values. If not repaid, the policy debt will reduce the amount of death benefit proceeds and cash value benefits. A loan or repayment will not affect the amount of any premiums due.

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For example: Using DLI-200D illustrated on page 31 and assuming the 8% gross annual investment return, and further assuming a loan of $4,000 at the end of policy year 5, at the fixed loan interest rate, the death benefit at the end of policy year 6 would be as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$51,301	$1,761	$53,062
Increase	0	434	434

End of Policy Year 6	$51,301	$2,195	$53,496

The increase is only $434 as compared to the $733 increase shown in the example on page 9. The difference reflects the fact that a portion of the cash value equal to the loan that was transferred to the general account was credited with 4.5% rather than the 7.09% actual rate of return.

In addition the loan of $4,000 plus $210 interest, if not paid, would be deducted from the death benefit proceeds if death occurred at the end of policy year 6.

Right to Exchange for Fixed Life Insurance

The owner may exchange a Policy for a policy with benefits that do not vary with investment results. The exchange must be elected within 18 months from the date of issue and only if premiums are not overdue. No evidence of insurability will be required.

There will be a cash adjustment on exchange. The adjustment will be a Policy’s net cash value minus the new policy’s tabular cash value. If the result is positive, the Insurance Company will pay the owner. If the result is negative, the owner must pay the Insurance Company. Under some circumstances, it may be less advantageous to exchange a Policy for the fixed life insurance policy described below than to purchase a fixed life insurance policy in the first instance.

The Insurance Company will issue the new policy on the insured’s life after it receives:

•	a proper written request;

•	the Policy being exchanged; and

•	any amount due the Insurance Company on exchange.

Other Facts About the New Policy. The new policy’s owner and beneficiary will be the same as those of the Policy on the effective date of the exchange. The new policy will have the same premium, premium payment period, face amount and benefit riders as the original Policy. The death benefit under the new policy will be the Guaranteed Insurance Amount for the original Policy. The cash value will be the tabular cash value for the original Policy as set forth therein.

Right to Examine a Policy (“Free Look”)

A Policy may be returned within 10 days after the owner receives it, within 45 days after the owner completes Part I of the application for insurance, or within 10 days after the Insurance Company mails a notice of Right of Withdrawal, whichever is latest. It can be mailed or delivered to either the Insurance Company or the registered representative who sold it. The returned Policy will be treated as if the Insurance Company never issued it and the Insurance Company will promptly refund any premium paid without interest. The Insurance Company reserves the right to require a period of 6 months before it will accept an application for a new Policy with the same owner and insured as a Policy which has been returned under this provision.

For a further description of how Policy benefits are calculated, see “How Policy Benefits Vary To Reflect the Separate Account’s Investment Results” on page 19. That description together with the foregoing description of Policy provisions is qualified by reference to a specimen of the Policy which has been filed as an exhibit to the Registration Statement. Settlement options, optional insurance and general provisions of the Policy are discussed in Appendix B.

THE SEPARATE ACCOUNT

The Separate Account

The Separate Account is a separate investment account of the Insurance Company to which an amount equal to the annual premium payable less the charges deducted from premiums (see “Charges and Expenses”, page 20) is allocated to support the Variable Life Insurance benefits under a Policy. This Account is kept separate from the Insurance Company’s general account and other separate accounts. It is used only to support Variable Life Insurance policies, including the annual premium policies described herein and other types of variable life insurance policies described in separate prospectuses. However, it does not support a Policy if it is being continued as fixed benefit reduced paid-up or extended term insurance.

The Insurance Company owns the assets in the Separate Account. It is required to maintain assets which are at least equal to the reserves and other liabilities of the Separate Account. Assets equal to such reserves and other liabilities may not be charged with liabilities

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that arise from any other business the Insurance Company conducts. But the Insurance Company may transfer to its general account assets which exceed the reserves and other liabilities of the Separate Account.

The Separate Account was established by the Insurance Company on November 19, 1990, and is registered as an investment company with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Separate Account or the Insurance Company by the SEC. The Separate Account is also governed by the laws of the State of New York.

Income and realized and unrealized gains or losses from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses in the Insurance Company’s other investment accounts.

The Insurance Company has allocated assets to the Account to facilitate the commencement of the Separate Account’s operations. The Insurance Company also may accumulate in the Separate Account the charge for expense and mortality risks, mortality gains and losses and investment results applicable to those assets that are in excess of net assets for Variable Life Insurance Policies. At some future date the Insurance Company may transfer assets in excess of the reserves, the unrecovered policy loading (for certain Single Premium Variable Life Insurance policies) and other liabilities of the Separate Account to its general account. Before making any such transfer, however, the Insurance Company would consider whether the transfer could have any adverse effect on the Account.

Investments of the Separate Account

There are currently 28 investment divisions within the Separate Account. Ten of these divisions invest in a designated series of stock issued by the Merrill Lynch Series Fund, Inc. (“Series Fund” or “Fund”). Each series of stock represents the interest in a separate portfolio within the Series Fund. The other 18 divisions invest in units of a designated unit investment trust (collectively the “Trusts”) which are part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. Each unit investment trust contains issues with the same maturity date of stripped U.S. Treasury securities; coupons stripped from such securities and receipts and certificates for such coupons and securities. The availability of these investment divisions depends on the availability of units of the Trusts.

Full descriptions of the Fund and the Trusts, their investment policies and restrictions, their charges and expenses and all other aspects of their operation are contained in the accompanying prospectuses. The prospectuses for the Fund and the Trusts must accompany, and should be read together with, this prospectus.

The Series Fund

The Fund receives advice with respect to the investment of each of its series from Merrill Lynch Asset Management, Inc. (“MLAM”), which provides administrative services and investment advice and makes all investment decisions for the Series Fund. MLAM is a subsidiary of Merrill Lynch & Co., Inc. MLAM is a registered investment adviser under the Investment Advisors Act of 1940.

MLAM receives from the Series Fund a monthly advisory fee equivalent to an annual rate of .50% of the first $250 million of the aggregate average daily net assets of the Fund, .45% of the next $50 million of such assets, .40% of the next $100 million of such assets. .35% of the next $400 million of such assets, and .30% of such assets over $800 million. For the month of December 1989, the Series Fund paid MLAM a fee equal to an annual rate of .33% based on $2,656 billion of the aggregate average daily net assets of the Series Fund. MLAM has agreed that if in any year the aggregate ordinary expenses (excluding interest, taxes, brokerage fees, commissions and extraordinary charges) of any portfolio of the Series Fund exceed the expense limitations then in effect under any state securities law or regulation, it will reduce its fee from such portfolio by such excess and, if required under such laws or regulations, it will reimburse the Fund in the amount of such excess. One or more of the insurance companies investing in the Series Fund has agreed to reimburse the Fund so that the ordinary operating expenses of the portfolios (which includes the monthly advisory fee) do not exceed .50% of the average daily net assets.

The Insurance Company will purchase and redeem shares from the Series Fund at net asset value. Shares will be redeemed to the extent necessary for the Insurance Company to provide benefits and to make reallocations under the Policies. Any dividend or capital gain distributions received from a portfolio of the Series Fund will be reinvested at net asset value in shares of that portfolio and retained as assets of the appropriate investment division of the Separate Account.

A brief summary of the investment objectives of each Series Fund portfolio is contained in the description below. More detailed information and the risks associated with each portfolio may be found in the current prospectus for the Merrill Lynch Series Fund, Inc. The investments of each portfolio are subject to the risks of changing economic conditions and the ability of the Series Fund’s management to anticipate such changes. There can be no assurance that these investment objectives will be achieved. In addition, as mentioned above, a Policy’s investment return will also depend upon the owner’s allocation of the investment base.

Mon ey Reserve Portfolio

This portfolio seeks preservation of capital, liquidity and the highest possible current income consistent with the foregoing objectives by investing in short term money market securities.

Intermediate Government Bond Portfolio

This portfolio seeks highest possible current income consistent with the protection of capital afforded by investing in intermediate term debt securities issued or guaranteed by the United States government or its agencies.

Long Term Corporate Bond Portfolio

This portfolio seeks as high a level of current income as is consistent with prudent investment risk, by investing primarily in fixed-income, high quality corporate bonds.

High Yield Portfolio

This portfolio seeks high current income, consistent with prudent management, by investing principally in fixed-income securities rated in the lower categories of the established rating services.

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Capital Stock Portfolio

This portfolio seeks long term growth of capital and income, plus moderate current income principally by investing in common stocks which are considered to be of good or improving quality or which are thought to be undervalued based on criteria such as historical price/book value ratios and price/earnings ratios.

Growth Stock Portfolio

This portfolio seeks above average long-term growth of capital by investing primarily in common stocks of aggressive growth companies that are considered to have special growth potential.

Multiple Strategy Portfolio

This portfolio seeks highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity securities, primarily common stocks of large-capitalization companies, as well as investment grade intermediate and long term debt securities and money market securities.

Natural Resources Portfolio

This portfolio seeks long-term growth of capital and protection of the purchasing power of shareholders’ capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

Global Strategy Portfolio

This portfolio seeks high total return by investing primarily in a portfolio of equity and fixed income securities of U.S. and foreign issuers.

Balanced Portfolio

This portfolio seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than that normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed income and equity securities.

Resolving Material Conflicts Shares of the Series Fund are available for investment by other Merrill Lynch insurance companies and Monarch. It is possible that differences might arise between our Separate Account and one or more separate accounts of the other insurance companies which invest in the Series Fund. In some cases, it is possible that the differences could be considered “material conflicts”. Such a “material conflict” could also arise due to changes in the law (such as state insurance law or federal tax law) which affect these different variable life insurance separate accounts. It could also arise by reason of differences in voting instructions from our policyowners and those of the other insurance companies, or for other reasons, We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we may be required to eliminate one or more divisions of the Separate Account which invest in the Series Fund or substitute a new portfolio in which a division invests. In responding to any conflict, we will take the action which we believe necessary to protect our policyowners.

The Trusts

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of Merrill Lynch & Co., will serve as sponsor for each unit investment trust of the Trusts. Because each Trust invests in a fixed portfolio, there is no investment manager. As sponsor, MLPF&S will sell units of the Trust to the Separate Account. The price of these units will include a transaction charge which will not be paid by the Separate Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the Insurance Company’s general account assets. The amount of the transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities. The Insurance Company will seek reimbursement for the amounts paid through a daily asset charge which will be made against the assets of investment divisions investing in the Trusts. The amount of this charge is currently equivalent to .34% annually at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of .50%. The charge will be cost- based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

Units of the Trusts will be disposed of to the extent necessary for the Insurance Company to provide benefits and make reallocations under the Policies, Such units will be sold to MLPF&S, which has committed to maintain a secondary market.

The objective of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is to provide safety of capital and a high yield to maturity through investment in any of 18 fixed portfolios consisting primarily of bearer debt obligations issued by the United States of America that have been stripped of their unmatured interest coupons. A brief summary of the fixed portfolios purchased by each unit investment trust is set forth below. More detailed information may be found in the current prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities.

Since the U.S. Treasury securities have been stripped of their unmatured interest coupons, they are purchased at a deep discount. If held to maturity, the amount invested will grow to the face value of the securities and, therefore, a compound rate of growth to maturity could be determined for the Trust units. The units, however, are held in divisions of the Separate Account, and the charges described under “Expenses Charged to All Divisions of the Separate Account” and “Expenses Charged to Divisions Investing in the Trusts” on pages 21 and 22 must be reflected in the determination of a net return. The net rate of return to maturity thus depends on the compound rate of growth in the units and these underlying charges. It does not reflect the charge for the cost of insurance. Since the value of the Trusts’ units will vary daily to reflect the market value of the underlying securities, the compound rate of growth to maturity and, hence, the net rate of return to maturity will correspondingly vary daily.

The value of units of the Trusts prior to maturity is more volatile than that of units of a unit investment trust containing unstripped U.S. Treasury securities of comparable maturities and, since that value will affect

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death benefits (subject to the Guaranteed Insurance Amount) and cash values under the Policy, those values will fluctuate accordingly.

Each of the Trusts listed below contain stripped U.S. Treasury securities maturing on the date specified for each Trust. The net rate of return to maturity for each Trust is as of December 26, 1990.

Trust	Maturity Date	Net Rate of Return to Maturity as of December 26, 1990
1991	August 15, 1991	6.06%
1992	May 15, 1992	6.35%
1993	November 15, 1993	6.48%
1994	August 15, 1994	6.91%
1995	November 15. 1995	7.01%
1996	February 15, 1996	7.20%
1997	February 15, 1997	7.29%
1998	February 15, 1998	7.38%
1999	February 15, 1999	7.41%
2000	February 15, 2000	7.48%
2001	February 15, 2001	7.59%
2003	August 15, 2003	7.65%
2005	February 15, 2005	7.65%
2006	February 15, 2006	7.58%
2007	February 15, 2007	7.54%
2008	February 15, 2008	7.66%
2009	February 15, 2009	7.65%
2010	February 15, 2010	7.70%

Substitution of Investments

If, in the judgment of the Insurance Company’s management, any of the Series Fund or unit investment trust portfolios referred to above no longer suits the purposes of the Policies due to a change in the portfolio’s investment objective or restrictions or if the shares or units should no longer be available for investment, the Insurance Company can substitute shares or units of another portfolio or an entirely separate mutual fund or unit investment trust. But the Insurance Company would get prior approval from the SEC, the New York Insurance Department and other regulatory authorities as may be necessary.

The owner may exchange a Policy for a fixed life insurance policy in accordance with state insurance regulations if The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is terminated or no longer has any units available for investment or the Merrill Lynch Series Fund, Inc.:

•	changes its investment adviser; or

•	makes a material change in its investment objectives or restrictions.

The Insurance Company will notify the owner if there is any such change and will describe the terms of the exchange to the fixed life insurance policy at that time. The owner will be able to exchange a Policy within not less than 60 days of receipt of such notice or of the effective date of the change, whichever is later.

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HOW POLICY BENEFITS VARY TO REFLECT THE SEPARATE

ACCOUNT’S INVESTMENT RESULTS

The Amount Invested: The Investment Base

Total Investment Base. The total investment base is the amount that a Policy provides for investment at any time. It is the sum of the investment bases for a Policy held in each investment division in the Separate Account. The owner selects the divisions in which to place the total investment base. Each division invests either in a single portfolio of the Series Fund, e.g., the Money Reserve Division invests only in the Money Reserve Portfolio, or in a single unit investment trust of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities, e.g., the 1992 Trust Division invests only in the unit investment trust investing in Treasury securities maturing on February 15, 1992. The total investment base can be allocated among up to any 5 of the 28 investment divisions.

Investment Base in Each Investment Division. On the policy date, the investment base in each division of the Separate Account is the portion of the net premium for the first policy year allocated to that division. The Insurance Company uses the allocation percentages requested in the application by the owner to make this initial allocation. For DLI-100L with a premium payment period of 10 years or less, there are limitations on the initial allocation. (See “Allocation of Net Premiums and Investment Base”, page 12, for these limitations and the Insurance Company’s rules if the requested allocation does not comply.)

On each policy anniversary, the portion of the Policy’s investment base in each division equals the proportionate amount of a Policy’s net cash value (see “Cash Value Benefits”, page 12) allocated to that particular division, plus the portion of the net premium applied on that anniversary allocated to that division based on the owner’s instructions.

On each date during a policy year, the portion of the investment base allocated to any particular division will be adjusted to reflect the investment experience of that division (see. “Policy’s Rate of Return and Resultant Investment Return”, on this page).

How Investment Base Relates to Cash Value. Except on a policy anniversary, the investment base will exceed a Policy’s net cash value. The net cash value reflects daily adjustment for the cost of insurance protection while the corresponding adjustment for the investment base is made once at the end of a policy year. Thus, the investment base is not a measure of the net cash value to which the owner is entitled except on a policy anniversary.

For example: Using DLI-200D illustrated on page 31 and assuming the 8% hypothetical gross annual investment return, the investment base would change as follows from the end of policy year 5 to the end of policy year 6:

(1)	Cash Value End of Policy Year 5	$8,165
(2)	Net Premium	1,639

(3)	Investment Base Beginning of Policy Year 6: (l)+(2)	$9,804
(4)	Actual Rate of Return	.0709

(5)	(3)X(4)	695
(6)	Investment Base Immediately Prior to End of Policy Year 6: (3)+(5)	$10,499
(7)	Cost of Insurance During Policy Year 6	242
(8)	Cash Value and Investment Base End of Policy Year 6: (6) – (7)	$10,257

Figures are rounded to dollars.

Policy Loans Will Change Calculations. A policy loan reduces the total investment base and the investment base in each investment division. On the other hand, repayment of a loan will cause an increase. The Insurance Company will take this into consideration in its calculations (see “Policy Loan”, page 13).

Policy’s Rate of Return and Resultant Investment Return

The determination of the investment return for a Policy, which is the dollar amount used to buy additional variable insurance (see “Variable Insurance Amount”, page 9), is based upon a Policy’s actual rate of return and the loan rate of return, if any.

Actual Rate of Return. A Policy’s actual rate of return is determined on each policy anniversary. It reflects the investment experience of each designated investment division during a policy year and the portion of the total investment base under a Policy in each investment division. The investment experience of an investment division is determined at the end of each valuation period. A valuation period is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange or the New York banks are open for trading and any day in which there is sufficient trading in portfolio securities of the Fund or the Trusts such that the net value of the assets of an investment division might be materially affected.

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The investment experience of a division reflects increases or decreases in the net asset value of the underlying Series Fund shares, or the value of units of the Trusts and any charges against the assets in each division (see “Expenses Charged to All Divisions of the Separate Account”, page 21). Units will be valued at the Sponsor’s repurchase price as defined in the prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. For divisions investing in the Series Fund, the investment experience also reflects any dividend or capital gains distribution declared by the Fund. The Insurance Company follows a consistent method for periods less than a year. The method of calculating the investment experience of a division and the actual rate of return for a Policy has been filed with the SEC. A detailed explanation of this method may be obtained from the Insurance Company upon written request.

Loan Rate of Return. If the owner of a Policy has borrowed from the Insurance Company under the adjustable loan interest rate (see “Adjustable Loan Interest Rate”, page 14), the Insurance Company will maintain the amount of the policy debt in its general account and credit it at the loan rate of return. The loan rate of return is the adjustable loan interest rate, less a maximum of .75%, less any charge which might be assessed for the Insurance Company’s taxes. Currently, no such charge is assessed.

Investment Return for a Policy. The determination of the investment return for a Policy starts on the first day of each policy year and ends on the first day of the next policy year. The investment return for a policy year is the difference between a Policy’s actual rate of return for the policy year and 4.5% (a Policy’s assumed rate of return), multiplied by the total investment base on the first day of the policy year. If a Policy has an outstanding policy debt under the adjustable loan interest rate provision, the investment return for the Policy will be increased by adding the difference between the policy’s loan rate of return and 4.5% multiplied by the outstanding policy debt. The Insurance Company follows a consistent method for periods less than a year. In the example on the previous page, the investment return would be the excess of item (5) or $695 over $441 (4.5% of $9,804), for a total of $254.

There will be a positive investment return for a policy year if a Policy’s actual rate of return is greater than 4.5%, in which case the Variable Insurance Amount increases. Assuming no policy debt under the adjustable loan interest rate provision during the year there will be a negative investment return if the actual rate of return is less than 4.5%, in which case the Variable Insurance Amount decreases, subject to the formula adjustment (see page 10).

CHARGES AND EXPENSES

Allocation of Net Premium

To support the operations of a Policy, the Insurance Company allocates to the Separate Account an amount (“net premium”) equal to the annual premium payable for a policy issued in the standard-medical risk classification, less charges deducted from that premium. The allocation is made initially, as of the policy date, and at the beginning of each policy year during the premium period (see “Premiums”, page 11).

For example: The Insurance Company would allocate the following amounts for each policy year:

	Male 40 — Standard Risk Annual Premium
	DLI-100L (Premiums to age 95)
Beginning of Policy Year	$505.26	$1,000	$10,000

1st	$233.57	$479.31	$6,793.94
2nd and later	433.81	890.21	9,192.71

	DLI-200D
Beginning of Policy Year	$900.55	$1,000	$10,000

1st	$534.98	$596.45	$7,163.71
2nd and later	798.47	890.21	9,192.71

The $505.26, $1,000 and $10,000 annual premiums correspond to face amounts of $25,000, $51,301 and $536,249, respectively for DLI-100L. The $900.55, $1,000 and $10,000 annual premiums correspond to face amounts of $25,000; $27,873 and $289,731, respectively for DLI-200D.

Charges Deducted From Premium

The amount allocated to the Separate Account equals the basic annual premium less the charges listed below. The basic annual premium is the annual premium for a Policy issued in the standard medical risk classification less (1) the premiums for any optional insurance benefits and any additional premium amounts for extra mortality risks, and (2) a $35 annual administrative charge. The $35 charge in each policy year is for annual administrative expenses, including premium billing and collection, record keeping, processing death benefit claims, cash value benefits, policy changes and reporting to owners. The Insurance Company does not expect to make a profit from this fee. In certain group or sponsored arrangements, the annual administrative charge may be reduced (see “Group or Sponsored Arrangements”, page 21). For DLI-100L with premium payment periods of less than 20 years, the annual administrative charge may be reduced or eliminated.

Other charges include the following:

Sales Load. A charge (which may be deemed to be a sales load as defined in the 1940 Act) not to exceed 20% of the basic annual premium in the first policy year and 4% of the basic annual premium thereafter. The sales load will not exceed 9% of the premium payments to be made during the period equal to the lesser of 20 years or the anticipated life expectancy of the insured under the policy based on the 1958 CSO Table. In certain group or sponsored arrangements, the charge for sales load may be reduced (see “Group

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or Sponsored Arrangements”, on this page). For DLI-100L with a premium payment period of ten years or less the deduction for sales load for the first policy year grades down to a maximum of 4% for a payment period of seven years.

The Insurance Company anticipates that the sale load charge may be insufficient to cover the distribution expenses. Any shortfall will be made up from the Insurance Company’s general account which may include amounts derived from mortality gains and risk charges.

Additional First Year Administrative Charge. A charge in the first policy year to cover administrative expenses in connection with issuing a Policy. Such expenses include medical examinations, attending physician’s statements, insurance underwriting costs, and establishing permanent policy records. The Insurance Company does not expect to make a profit from this fee.

The maximum charge for a Policy is $5 for each $1,000 of face amount. The charge per $1,000 of face amount is lower at younger ages and at higher face amounts. In certain group or sponsored arrangements, the first year administrative charge may be reduced (see “Group or Sponsored Arrangements”, on this page).

For Policies which are issued as a result of conversion of the Insurance Company term insurance and therefore which do not require underwriting, the charge will be reduced to reflect these savings. The charge per $1,000 of face amount will be reduced by $1 per $1,000. This reduction in charges will also apply to Policies issued as a result of purchase according to the terms of a Guarantee of Insurability optional benefit included in an Insurance Company policy.

State Premium Tax Charge. 2.25% of the basic annual premium. Premium taxes vary from state to state. The 2.25% rate is the average rate expected to be paid on premiums from all states.

Risk Charge. 1.5% of the basic annual premium, to cover the contingency that the insureds die at a time when the Guaranteed Insurance Amount exceeds the death benefit which would have been payable in the absence of such a guarantee. This risk charge is allocated to the Insurance Company’s general account and set up as a reserve.

Charge For the Cost of Insurance

The Policies are life insurance policies. Accordingly, a charge for the cost of life insurance is deducted daily in determining the cash value (see “Net Cash Value”, page 13), while it is deducted from the investment base at the end of each policy year. The cost of insurance rates are based on the 1958 CSO Table. The cost of insurance is computed based upon the amount of insurance provided during the year and the insured’s insurance age and sex.

Group Or Sponsored Arrangements

The sales load, the first year administrative charge, the annual administrative charge, the minimum premium, and the minimum face amount set forth in this prospectus may be reduced for Policies issued in connection with group or sponsored arrangements. In addition, under such group or sponsored arrangements. underwriting classifications set forth in this prospectus may be modified. A “group arrangement” includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A “sponsored arrangement” includes a program under which an employer permits group solicitation of its employees for the purchase of Policies on an individual basis, often through a voluntary payroll deduction arrangement.

The Insurance Company will reduce these charges in accordance with its rules in effect on the date an application for a Policy is approved. To qualify for such reductions, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative cost, and mortality cost per Policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which Policies are purchased, and other factors. The amounts of reductions and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying group and sponsored arrangements.

The Insurance Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Policies, or that have been in existence for less than six months, qualify for such reductions. Reductions in these charges will not be unfairly discriminatory against any person, including the affected owners and all other owners of Policies funded by the Account.

Ex penses Charged to All Divisions of the Separate Account

Charge for Mortality and Expense Risks. The Insurance Company makes a daily charge to the Separate Account for mortality and expense risks assumed by the Insurance Company. The amount of this charge is computed at an effective annual rate of .50% at the beginning of the year.

The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefits than expected will be payable. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated. The Insurance Company will realize a gain from this charge to the extent it is not needed to provide for benefits and expenses under the Policies.

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Charges for Income Taxes. Currently no charge is made to the Separate Account for company Federal income taxes that may be attributable to the Separate Account. However, the Insurance Company may make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made (see “Charge For the Insurance Company’s Income Taxes”, page 24).

Expenses Charged to Divisions Investing in the Trusts

Asset Charge. The Insurance Company makes a daily asset charge against the assets of each investment division investing in a unit investment trust. This charge is to reimburse the Insurance Company for the transaction charge paid directly by the Insurance Company to MLPF&S on the sale of the units to the Separate Account. The Insurance Company pays these amounts from general account assets. The amount of the asset charge is currently equivalent to .34% annually at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of ..50%. The charge will be cost-based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

Gu arantee of Premiums and Certain Charges

The Insurance Company guarantees, and may not increase, the amount of premiums, charges deducted from premiums, the rates for the cost of insurance, the charge to the Separate Account for mortality and expense risks, and the maximum asset charge to divisions investing in a unit investment trust.

Other Charges

The Separate Account purchases shares of the Series Fund at net asset value. The net asset value of those shares reflects advisory fees already deducted from the assets of the Series Fund. Those fees are described in the prospectus for the Series Fund. The Insurance Company will reimburse the Series Fund so that the ordinary operating expenses of the portfolios (which includes the monthly advisory fee) do not exceed .50% of the average daily net assets (see “Investments of the Separate Account”, page 16).

Certain fees, including the bank trustee’s and the evaluator’s fees, will be charged against the unit investment trusts of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. One interest bearing Treasury security will be deposited in each Trust to provide income with which to pay the expenses of the Trust. These fees and expenses are described in the prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities.

SERVICING AGENT

We have an Administrative Services Agreement with Monarch under which it provides administrative services for all of our variable life policies, such as policy underwriting and issue, policyowner service and the administration of the Separate Account.

DISTRIBUTION AGREEMENT AND OTHER CONTRACTUAL ARRANGEMENTS

Distribution Agreement. MLPF&S is principal underwriter (distributor) of the policies, as well as for other policies issued through the Separate Account. It is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers. We pay MLPF&S for acting as principal underwriter under a Distribution Agreement.

Sales Agreements. The Insurance Company has a sales agreement with Merrill Lynch Life Agency Inc., an insurance agency incorporated in the state of Washington and licensed to act as an insurance agent in various states. Under these agreements, applications for the policies are solicited by financial consultants of MLPF&S. The financial consultants are authorized under applicable state regulations to sell variable life insurance as agents of the MLPF&S.

The maximum commission as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 3.5%. In addition, the organizations described above will also receive override payments and may be reimbursed under MLPF&S’s expense reimbursement allowance program for portions of expenses incurred.

Reinsurance. We intend to reinsure some of the risks we assume under the Policies.

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TAX CONSIDERATIONS

Policy Proceeds

The Policies should receive the same Federal income tax treatment as fixed life insurance. As such, (a) the death benefit thereunder is excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (‘‘Code”) and (b) the policyowner is not deemed to be in constructive receipt of the cash values, including increments thereof, under a Policy until actual surrender thereof. The Insurance Company believes that a Policy meets the statutory definition of life insurance and hence will receive the same tax treatment as fixed life insurance.

Diversification. Section 817(h) of the Internal Revenue Code provides that separate account investments (or the investments of a mutual fund the shares of which are owned by separate accounts of insurance companies) underlying the contract must be “adequately diversified” in accordance with Treasury regulations in order for the contract to qualify as life insurance. The Treasury Department has issued temporary regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Series Fund, intends to comply with these requirements. Although we don’t control the Series Fund, we intend to monitor the investments of the Series Fund to ensure compliance with the requirements prescribed by the Treasury Department.

In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which a policyowner’s control of the investments of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. If the policyowner is considered the owner of the assets the Separate Account, income and gains from the account would be included in the policyowner’s gross income.

The ownership rights under this policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the policyowners were not owners of separate account assets. For example, the owner of this policy has additional flexibility in allocating premiums and cash values. These differences could result in the policyowner being treated as the owner of the assets of the separate account. In addition the Insurance Company does not know what standards will be set forth in the regulations or rulings which the Treasury has stated it expects to be issued. We therefore reserve the right to modify this policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the Separate Account.

Tax Treatment of Policy Loans and Other Distributions. Federal tax law establishes a new class of life insurance policies referred to as modified endowment contracts. A modified endowment contract is any contract which satisfies the definition of life insurance set forth in Section 7702 of the Code but fails to meet the 7-pay test. This test applies a cumulative limit on the amount of premiums that can be paid into a contract each year in the first seven contract years in order to avoid modified endowment contract treatment.

Loans from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to the policyowner. All pre-death distributions (including loans and collateral assignments) from these policies will be included in gross income on an income-first basis to the extent of any income in the policy immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 581/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

These provisions apply to policies entered into on or after June 21, 1988. However, a policy that is not originally classified as a modified endowment contract can become so classified if a material change is made in the policy at any time. A material change includes, but is not limited to, a change in the benefits that was not reflected in a prior 7-pay test computation. Certain changes made to your policy may cause it to become subject to these provisions. We believe that these changes include your contractual right to make certain additional premium payments. You may choose not to exercise this right in order to preserve your policy’s current tax treatment. If you do preserve your policy’s current tax treatment, policy loans will be considered your indebtedness and no part of a policy loan will constitute income to you. In addition, pre-death distributions will generally not be included in gross income to the extent that the amount received does not exceed your investment in the policy.

Any policy received in exchange for a modified endowment contract is considered a modified endowment contract.

If there is any borrowing against your policy, whether a modified endowment contract or not, the interest paid on loans may not be tax deductible.

Aggregation of Modified Endowment Contracts. In the case of a pre-death distribution (including loans, collateral assignments and surrenders) from a policy that is treated as a modified endowment contract, a special “aggregation” requirement may apply for purposes of determining the amount of the “income on the contract.” Specifically, if the Insurance Company or

23

any of its affiliates issue to the same policyowner more than one modified endowment contract within a 12-month period, then for purposes of measuring the “income on the contract” with respect to a distribution from any of those contracts, the “income on the contract” for all such contracts will be aggregated and attributed to that distribution.

Other Transactions. The right to change insureds described on page 35 may have tax consequences depending on the circumstances of such change. The exchange right described on pages 13 and 16 and the right to change to an attained age single premium variable life insurance policy described on page 36 will have no tax consequences pursuant to Section 1035(a)(1) of the Internal Revenue Code (assuming no policy debt).

Other Taxes. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each owner or beneficiary.

Pension Business. In certain HR-10 and corporate pension trust arrangements, the Policies may be used on an individually written basis (see discussion below for applicable tax charges).

Prepayment Account. If premiums are prepaid, interest credited to the prepayment account will be taxable under current IRS guidelines.

Ownership of Policies by Non-Natural Persons. The above discussion of the tax consequences arising from the purchase, ownership, and transfer of a policy has assumed that the owner of the policy consists of one or more individuals. Organizations exempt from taxation under Section 501(a) of the Code may be subject to additional or different tax consequences with respect to transactions such as policy loans. Further, organizations purchasing policies covering the life of an individual who is an officer or employee of, or is financially interested in, the taxpayer’s trade or business, may be unable to deduct all or a portion of the interest or premiums paid with respect to such policies. Such organizations should obtain tax advice prior to the acquisition of a policy and also before entering into any subsequent changes to or transactions under the policy.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax adviser. Although our tax discussion is based on our understanding of Federal income tax laws as they are currently interpreted, we can’t guarantee that those laws or interpretations will remain unchanged.

Charge for the Insurance Company’s Income Taxes

The Insurance Company does not expect to incur any Federal income tax liability that would be chargeable to the Separate Account. Based on this expectation, no charge is being made currently to the Separate Account for company Federal income taxes.

The Insurance Company will review the question of a charge to the Separate Account for company Federal income taxes periodically. Such a charge may be made in future years for any Federal income taxes incurred by the Insurance Company that would be attributable to the Separate Account. This might become necessary if there are changes made in the Federal income tax treatment of variable life insurance at the company level, or if there is a change in the Insurance Company’s tax status.

The Insurance Company anticipates that, if a charge becomes necessary, the amount of such charges, as adjusted from time to time, would be accumulated on a daily basis and transferred out of each investment division and into its general account on a monthly basis. Any investment earnings during a month on any tax charges accumulated in an investment division would be retained by the Insurance Company.

Such tax charges, if they are imposed, would not be made under Policies issued in connection with the pension arrangements described on this page.

Under current laws, the Insurance Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

LEGAL CONSIDERATIONS

In 1983 the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower Federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply to contributions made before that date. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The policies offered by this prospectus are based upon actuarial tables which distinguish between men and women. As a result, policies pay different benefits for men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment-related insurance or benefit program (including the group or sponsored arrangements described on page 21).

24

Management

Our directors and their positions with the Insurance Company are as follows:

Name	Positions Held
Thomas Patrick	President & Chief Executive Officer
Kenneth Kaczmarek	Senior Vice President & Chief Financial Officer
James Entringer	Senior Vice President
David Dunford	Senior Vice President
Marianne Kearns	Vice President and Treasurer
Barry Skolnick	Senior Vice President & General Counsel
John Cirincion	Vice President
Charles Haraburda	Vice President
John Hele	Vice President
John Ehrenberg	Director
Michael Iannone	Director
Fred Pearson	Director
Mark Smith	Director
John Sullivan	Director

All of the Directors have held various executive positions with the insurance subsidiaries of Merrill Lynch & Co. Inc. (“Insurance Subsidiaries”) for the last five years unless noted below:

Mr. Patrick joined the Insurance Subsidiaries in November of 1990. Since July of 1988 he has been the Executive Vice President of Merrill Lynch & Co., Inc. (“Merrill Lynch”) and was Chief Financial Officer of Merrill Lynch from July of 1989 to November of 1990. He was an investment banker with MLPF&S from February of 1972 to July of 1989. Mr. Kaczmarek joined the Insurance Subsidiaries in November of 1988. Prior to November of 1988, he served as Senior Vice President and Chief Financial Officer of Blue Cross of California. Mr. Entringer joined the Insurance Subsidiaries in June of 1987. Prior to 1987, he served as Senior Vice President of MLPF&S. Mr. Dunford joined the Insurance Subsidiaries in September of 1989. Prior to that he held the position of Vice President with Travelers Corp., the parent of the Travelers Insurance Company. Mr. Skolnick joined the Insurance Subsidiaries in November of 1989. Since July of 1984, he has served as Senior Counsel of Merrill Lynch. Mr. Cirincion has been associated with the Insurance Subsidiaries since December of 1989. From February of 1981 to November of 1989 he was Senior Vice President and General Counsel of The National Benefit Life Insurance Company. Mr. Hele has been associated with the Insurance Subsidiaries since September of 1990. From July of 1988 to September of 1990, he was Business Unit Chief Actuary of MLPF&S. From October of 1986 to July of 1988, he served as an Assistant Vice President of the Crown Life Insurance Company. Mr. Ehrenberg has been a director of the Insurance Subsidiaries since October of 1987. Since December of 1982 he has been President and Chief Executive Officer of BHP, Inc., a company which manufactures motion picture film and video tape post-production equipment. Mr. Iannone has been a director of the Insurance Subsidiaries since October of 1987. Since 1968 he has been an associate professor in the Mathematics Department of Trenton State College in Trenton, New Jersey. He is currently Chairman of the Department. Mr. Pearson has been a director of the Insurance Subsidiaries since October of 1987. Since 1962, he has been a President and Chief Executive Officer of AVRECO, Inc. and has been the Chairman and Chief Executive Officer of each of the Reinsurance Company of America, RCA Syndicate # 1 and Financial Benefits Insurance Company, subsidiaries of Cameron General Corporation, an insurance holding company, since 1977,1982 and 1983, respectively. Mr. Smith has been a director of the Insurance Subsidiaries since 1987. He is also President of King Conn Enterprises, Inc., a restaurant management company. Mr. Sullivan has been a director of the Insurance Subsidiaries since 1987. He is President of Sullivan and Associates, an advertising and marketing firm.

Our officers who are not directors but report to the President are:

Name	Office Held
Mark Schmidt	Vice President & Controller
Robert Bordeman	Vice President
Eileen Dyson	Vice President
Jeanne Kuester	Vice President
Julia Raven	Vice President
Amy Winston	Vice President
James Kaufman	Vice President
Jennifer Stockman	Secretary
Thomas J. Thatcher	Vice President
Chetlur Ragavan	Vice President

25

All of the officers have been employed by the Insurance Subsidiaries for more than five years, except those officers noted below.

Mr. Schmidt has been with the Insurance Subsidiaries since May of 1989. From September of 1987 to April 1989, he was the Manager of Blue Cross of California. From February 1986 to September of 1987, he was the Senior Financial Accountant at American Family Life Insurance Company. Mr. Bordeman has been with the Insurance Subsidiaries since November of 1990. From February of 1988 to November of 1990, he was the Corporate Controller of Blue Cross of California. From January of 1983 to February 1988, he was the Chief Financial Officer of the Insurance Company of Illinois. Mr. Kaufman joined the Insurance Subsidiaries in October of 1988. From July of 1987 to October of 1988, he was manager and partner with Ekon Financial Consultants. Before that he was an insurance agent with Hubeck & Associates. Ms. Kuester has been with the Insurance Subsidiaries since September of 1990. From November of 1987 to September of 1990 she was a Financial Planning Analyst with MLPF&S. From March of 1983 to November of 1987, she was a financial planning analyst at Home Life Insurance Company. Mr. Ragavan has been associated with the Insurance Subsidiaries since September of 1990. Previously, he was a Vice President at Merrill Lynch Capital Markets. Ms. Raven has been with the Insurance Subsidiaries since September of 1990. From 1983 to August of 1990, she was the Controller of Diversified Financial Services of MLPF&S.

26

VOTING RIGHTS

Right to Instruct Voting of Series Fund Shares

In accordance with its view of present applicable law, the Insurance Company will vote the shares of each of the ten portfolios of the Series Fund held in the Separate Account at regular and special meetings of the shareholders of the Series Fund based on instructions received from persons having the voting interest in corresponding investment divisions of the Separate Account. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation thereof should change, and as a result the Insurance Company determines that it is permitted to vote the shares of the Series Fund in its own right, it may elect to do so.

The person having the voting interest under a Policy is the owner. The number of shares held in each investment division attributable to each owner is determined by dividing a Policy’s investment base in that division, if any, by the net asset value of one share in the portfolio of the Series Fund in which that investment division invests. Fractional votes will be counted. Owners of Policies continued in effect as reduced paid-up or extended term insurance will not have any vote.

The number of shares which a person has the right to vote will be determined as of a date to be chosen by the Insurance Company, but not more than 90 days before the meeting of the Series Fund. Voting instructions will be solicited by written communication at least 14 days before such meeting.

Series Fund shares held in each investment division for which no timely instructions are received will be voted by the Insurance Company in the same proportion as the voting instructions which are received for all Policies participating in each investment division.

Each owner having a voting interest will receive periodic reports relating to the Series Fund, proxy material and a form for giving voting instructions.

Disregard of Voting Instructions

The Insurance Company may, when required by State insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of the Series Fund or one or more of its portfolios or to approve or disapprove an investment advisory contract for a portfolio of the Fund. In addition, the Insurance Company itself may disregard voting instructions in favor of changes initiated by an owner in the investment policy or the investment adviser of a portfolio of the Series Fund if the Insurance Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or the Insurance Company determined that the change would have an adverse effect on its general account in that the proposed investment policy for a portfolio may result in overly speculative or unsound investments. In the event the Insurance Company does disregard voting instructions a summary of that action and the reasons for such action will be included in the next semiannual report to policy owners.

REPORTS

In each policy year (except while a Policy is continued as reduced paid-up or extended term insurance), a statement will be sent to the owner setting forth the death benefit, cash value and any policy debt (and interest charged for the preceding policy year) as of the first day of such year. In addition, the report will indicate the allocation of the investment base among the investment divisions as of the first day of the year.

An owner will be sent a semiannual report containing a financial statement for the Separate Account and a list of the portfolio securities of the Series Fund, as required by the Investment Company Act of 1940.

STATE REGULATION

The Insurance Company is subject to regulation and supervision by the Insurance Department of the State of New York which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. The Policies have been approved by the Insurance Department of the State of New York and in other jurisdictions.

The Insurance Company is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

27

LEGAL PROCEEDINGS

As an insurance company, we are ordinarily involved in various kinds of routine litigation that in our judgment, is not of material importance in relation to our total assets. None of such litigation relates to the Separate Account.

LEGAL MATTERS

The legal validity of the Policies described in the Prospectus has been passed on by Barry Skolnick, General Counsel of the Insurance Company. The law

firm of Rogers & Wells of New York, New York has passed on certain matters relating to the Federal securities laws.

ADDITIONAL INFORMATION

A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This Prospectus does not include all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC’s principal office in Washington, D.C., upon payment of the SEC’s prescribed fees.

EXPERTS

The financial statements of the Insurance Company and the financial statements of the Separate Account of the Insurance Company appearing in this Prospectus and Registration Statement have been audited by Deloitte & Touche, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by D. Alan Little, F.S.A., M.A.A.A. of Coopers & Lybrand as stated in his opinion filed as an exhibit to the Registration Statement.

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APPENDIX A

ADDITIONAL ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES AND

ACCUMULATED PREMIUMS

The tables on pages 29 through 34 illustrate the way in which the Policies operate. The tables are for DLI-100L with a premium payment period to age 95 and for DLI-200D. They show how the death benefit and cash value may vary over an extended period of time assuming hypothetical rates of return (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 4% and 8% or 0%, 6% and 12%.

The tables on pages 29 and 30 are for a male age 10 in the standard-simplified underwriting risk classification. For DLI-100L the table is based on a $300 annual premium which purchases a guaranteed insurance amount of $49,392. For DLI-200D the table is based on the same initial guaranteed insurance amount as that of DLI-100L. The tables on page 31 are for a male age 25 in the standard-simplified underwriting risk classification. For DLI-100L the table is based on a $600 annual premium which purchases a guaranteed insurance amount of $58,822. For DLI-200D the table is based on the same initial guaranteed insurance amount as that of DLI-100L. The tables on page 32 are for a male age 40 in the standard-simplified underwriting risk classification. For DLI-100L the table is based on a $1,000 annual premium which purchases a guaranteed insurance amount of $51,301. For DLI-200D the table is based on the same initial guaranteed insurance amount as that of DLI-100L. The tables on page 33 are for a male age 40 in the preferred risk underwriting classification. For DLI-100L the table is based on a $2,000 annual premium which purchases a guaranteed insurance amount of $116,675. For DLI-200D the table is based on the same initial guaranteed insurance amount. The tables on page 34 are for a male age 55 in the non-smoker underwriting risk classification. Both tables are based on a $100,000 initial guaranteed insurance amount. Insureds eligible for the non-smoker or preferred risk underwriting classifications pay lower premiums (see “What Are the Insurance Underwriting Requirements”, page 7).

The death benefit and cash value for a Policy would be different from those shown if the actual rates of return averaged 0%, 4% and 8% or 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual policy years.

The amounts shown for the death benefit and cash value as of the end of each policy year take into account the deductions from annual premiums, as well as the daily charge for mortality and expense risks in the Separate Account equivalent to an effective annual charge of .50% at the beginning of the year.

The amounts shown in the tables also take into account an additional charge of .375%. This charge represents an average of the assumed expenses of the Series Fund of .41% and the current trust charge of .34%. The actual charge will depend on the actual allocation of your investment base and may be higher or lower depending on how your investment base is allocated.

Taking account of the charges for expense and mortality risks in the Separate Account and the .375% charge described above, the gross annual rate of investment return of 0%, 4% and 8% or 0%, 6% and 12% correspond to net annual rates of –0.87%, 3.11% and 7.09% or –0.87%, 5.10% and 11.07%.

The hypothetical returns shown in the tables on pages 29 through 34 are without any tax charges that may be attributable to the Separate Account in the future. In order to produce after tax returns of 0%, 4%, 6%, 8% and 12%, the portfolio would have to earn a sufficient amount in excess of 0% or 4% or 6% or 8% or 12% to cover any tax charges (see “Tax Considerations—Policy Proceeds”, page 22).

The second column of the tables shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest (after taxes) at 4% or 5% compounded annually depending on the hypothetical rate of return of 0%, 4% and 8% or 0%, 6% and 12% respectively.

The Insurance Company will furnish upon request a comparable illustration reflecting the proposed insured’s age, face amount and premium amount requested, and any term rider requested. The illustration will assume that premiums are paid on an annual basis and that the proposed insured is in one of the two standard classes (depending on the initial insurance amount) or, if the proposed insured is eligible, in the non-smoker or preferred risk class. In addition, if a purchase is made, a comparable illustration, for the Variable Life Insurance Policy, will be included at the delivery of a Policy reflecting the frequency of premium payments and the insured’s risk classification.

29

DLI-100L

MALE ISSUE AGE 10

$300 ANNUAL PREMIUM FOR STANDARD-SIMPLIFIED UNDERWRITING R1SK(1)

GUARANTEED INSURANCE AMOUNT: $49,392

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT (2) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE (2) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 5%	0%	6%	12%	0%	6%	12%
1	$300	$315	$49,392	$49,397	$49,442	$17	$21	$26
2	300	646	49,392	49,411	49,608	197	217	239
3	300	993	49,392	49,436	49,895	375	422	473
4	300	1,358	49,392	49,471	50,306	548	635	730
5	300	1,741	49,392	49,515	50,847	717	855	1,012
6	300	2.143	49,392	49,574	51,527	883	1,083	1,322
7	300	2,565	49,392	49,642	52,347	1,044	1,320	1,662
8	300	3,008	49,392	49,720	53,313	1,201	1,565	2,035
9	300	3,473	49,392	49,807	54,430	1,355	1,819	2,444
10	300	3,962	49,392	49,903	55,705	1,506	2,085	2,895
15	300	6,797	49,392	50,561	64,816	2,246	3,615	5,970
20	300	10,416	49,392	51,437	79,358	2,972	5,560	11,054
25	300	15,034	49,392	52,842	101,860	3,710	8,092	19,625
30 (age 40)	300	20,928	49,392	54,498	134,530	4,399	11,261	33,786
55 (age 65)	300	85,905	49,392	68,967	675,594	5,919	38,970	401,800

(1)	If premiums are paid more frequently than annually the payments would be $155.40 semiannually, $79.20 quarterly or $26.70 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	Assumes no policy loan has been made.

DLI-200D

MALE ISSUE AGE 10

$515.41 ANNUAL PREMIUM FOR STANDARD-SIMPLIFIED UNDERWRITING RISK(l)

GUARANTEED INSURANCE AMOUNT: $49,392 IN POLICY

YEARS 1 TO 15

$98,784 THEREAFTER

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT (2)(3) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE (3) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 5%	0%	6%	12%	0%	6%	12%
1	$515	$541	$49,392	$49,406	$49,546	$180	$194	$209
2	515	1,109	49,392	49,442	49,946	556	608	662
3	515	1,706	49,392	49,498	50,602	928	1,042	1,164
4	515	2,333	49,392	49,576	51,524	1,295	1,496	1,719
5	515	2,990	49,392	49,673	52,724	1,658	1,970	2,331
6	515	3,681	49,392	49,799	54,223	2,016	2,466	3,007
7	515	4,406	49,392	49,946	56,027	2,369	2,985	3,754
8	515	5,168	49,392	50,114	58,149	2,719	3,526	4,577
9	515	5,967	49,392	50,302	60,606	3,065	4,094	5,486
10	515	6,807	49,392	50,509	63,413	3,409	4,688	6,490
15 (age 25)	515	11,678	98,784	101,248	132,804	5,116	8,139	13,352
20	515	17,895	98,784	103,021	164,483	6,331	12,003	24,095
25	515	25,829	98,784	105,482	211,791	7,550	16,949	41,962
30 (age 40)	515	35,955	98,784	108,317	279,441	8,681	23,094	71,259
55 (age 65)	515	147,587	98,784	137,508	1,413,767	11,176	78,114	841,457

(1)	If premiums are paid more frequently than annually the payments would be $266.98 semiannually, $136.07 quarterly or $45.87 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	The increases in the death benefit in the 0% column at the end of the 15th policy year result only from the Increase in the Guaranteed insurance Amount and are unrelated to the hypothetical annual investment returns. Similarly, a substantial portion of the increase in the death benefit in the 6% and 12% columns results from the increase in the Guaranteed Insurance Amount at the end of the 15th policy year.
(3)	Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% and 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE INSURANCE COMPANY OR THE SERIES FUND OR THE TRUSTS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

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DLI-100L

MALE ISSUE AGE 10

$300 ANNUAL PREMIUM FOR STANDARD-SIMPLIFIED UNDERWRITING RISK(l)

GUARANTEED INSURANCE AMOUNT: $49,392

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(2) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 4%	0%	4%	8%	0%	4%	8%
1	$300	$312	$49,392	$49,392	$49,412	$17	$20	$23
2	300	636	49,392	49,392	49,476	197	211	224
3	300	974	49,392	49,392	49,586	375	406	439
4	300	1,325	49,392	49,392	49,740	548	605	665
5	300	1,690	49,392	49,392	49,939	717	807	905
6	300	2,070	49,392	49,392	50,187	883	1,012	1,158
7	300	2,464	49,392	49,392	50,480	1,044	1,221	1,426
8	300	2,875	49,392	49,392	50,817	1,201	1,433	1,708
9	300	3,302	49,392	49,392	51,199	1,355	1,649	2,007
10	300	3,746	49,392	49,392	51,625	1,506	1,870	2,325
15 (age 25)	300	6,247	49,392	49,392	54,480	2,246	3,075	4,263
20	300	9,291	49,392	49,392	58,507	2,972	4,478	6,951
25	300	12,994	49,392	49,392	64,204	3,710	6,155	10,765
30 (age 40)	300	17,498	49,392	49,392	71,375	4,399	8,063	16,011
55 (age 65)	300	59,642	49,392	49,392	141,227	5,919	19,425	82,189

(1)	If premiums are paid more frequently than annually the payments would be $155.40 semiannually, $79.20 quarterly or $26.70 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	Assumes no policy loan has been made.

DLI-200D

MALE ISSUE AGE 10

$515.41 ANNUAL PREMIUM FOR STANDARD-SIMPLIFIED UNDERWRITING RISK(l)

GUARANTEED INSURANCE AMOUNT: $49,392 IN POLICY YEARS 1 TO 15

$98,784 THEREAFTER

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2)(3) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(3) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 4%	0%	4%	8%	0%	4%	8%
1	$515	$536	$49,392	$49,392	$49,453	$180	$189	$199
2	515	1,094	49,392	49,392	49,608	556	590	626
3	515	1,673	49,392	49,392	49,858	928	1,003	1,082
4	515	2,276	49,392	49,392	50,202	1,295	1,427	1,568
5	515	2,903	49,392	49,392	50,642	1,658	1,861	2,084
6	515	3,555	49,392	49,392	51,185	2,016	2,307	2,636
7	515	4,234	49,392	49,392	51,826	2,369	2,764	3,222
8	515	4,939	49,392	49,392	52,563	2,719	3,233	3,847
9	515	5,673	49,392	49,392	53,398	3,065	3,715	4,512
10	515	6,436	49,392	49,392	54,331	3,409	4,212	5,222
15 (age 25)	515	10,733	98,784	98,784	109,914	5,116	6,945	9,570
20	515	15,962	98,784	98,784	118,559	6,331	9,628	15,060
25	515	22,323	98,784	98,784	130,033	7,550	12,781	22,726
30 (age 40)	515	30,063	98,784	98,784	144,184	8,681	16,339	33,189
55 (age 65)	515	102,467	98,784	98,784	287,219	11,176	38,170	167,658

(1)	If premiums are paid more frequently than annually the payments would be $266.98 semiannually, $136.07 quarterly or $45.87 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	The increases in the death benefit in the 0% and 4% columns at the end of the 15th policy year result only from the increase in the Guaranteed insurance Amount and are unrelated to the hypothetical annual investment returns. Similarly, a substantial portion of the increase in the death benefit in the 8% column results from the increase in the Guaranteed insurance Amount at the end of the 15th policy year.
(3)	Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4% AND 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE INSURANCE COMPANY OR THE SERIES FUND OR THE TRUSTS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

31

DLI-100L

MALE ISSUE AGE 25

$600 ANNUAL PREMIUM FOR STANDARD-SIMPLIFIED UNDERWRITING RISK(1)

GUARANTEED INSURANCE AMOUNT: $58,822

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(2) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 4%	0%	4%	8%	0%	4%	8%
1	$600	$624	$58,822	$58,822	$58,843	$19	$24	$30
2	600	1,273	58,822	58,822	58,923	418	445	473
3	600	1,948	58,822	58,822	59,063	813	878	946
4	600	2,650	58,822	58,822	59,263	1,204	1,323	1,451
5	600	3,380	58,822	58,822	59,523	1,589	1,780	1,989
6	600	4,139	58,822	58,822	59,841	1,971	2,250	2,563
7	600	4,929	58,822	58,822	60,219	2,348	2,732	3,175
8	600	5,750	58,822	58,822	60,656	2,720	3,228	3.828
9	600	6,604	58,822	58,822	61,151	3,088	3,736	4,523
10	600	7,492	58,822	58,822	61,706	3,451	4,258	5,263
15	600	12,495	58,822	58,822	65,361	5,162	7,032	9,701
20	600	18,582	58,822	58,822	70,481	6,616	9,996	15,530
25	600	25,987	58,822	58,822	77,075	7,771	13,067	23,059
30 (age 55)	600	34,997	58,822	58,822	85,183	8,583	16,124	32,584
40 (age 65)	600	59,296	58,822	58,822	106,328	9,127	21,664	58,735

(1)	If premiums are paid more frequently than annually the payments would be $310.80 semiannually, $158.40 quarterly or $53.40 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	Assumes no policy loan has been made.

DLI-200D

MALE ISSUE AGE 25

$1,092.35 ANNUAL PREMIUM FOR STANDARD-SIMPLIFIED UNDERWRITING RISK(1)

GUARANTEED INSURANCE AMOUNT: $58,822 IN POLICY

YEARS 1 TO 10

$117,644 THEREAFTER

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2)(3) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(3) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 4%	0%	4%	8%	0%	4%	8%
1	$1,092	$1,136	$58,822	$58,822	$58,899	$391	$412	$432
2	1,092	2,318	58,822	58,822	59,105	1,339	1,314	1,391
3	1,092	3,546	58,822	58,322	59,439	2,080	2,245	2,417
4	1,092	4,824	58,822	58,822	59,901	2,914	3,204	3,516
5	1,092	6,153	58,822	58,822	60,492	3,742	4,194	4,691
6	1,092	7,535	58,822	58,822	61,211	4,564	5,213	5,947
7	1,092	8,973	58,822	58,822	62,058	5,381	6,265	7,291
8	1,092	10,468	58,822	58,822	63,035	6,192	7,349	8,727
9	1,092	12,023	58,822	58,822	64,141	6,999	8,467	10,262
10	1,092	13,639	117,644	117,644	124,198	7,801	9,620	11,904
15	1,092	22,748	117,644	117,644	132,183	10,890	15,008	20,933
20	1,092	33,829	117,644	117,644	143,062	13,501	20,759	32,801
25	1,092	47,312	117,644	117,644	156,873	15,554	26,714	48,137
30 (age 55)	1,092	63,715	117,644	117,644	173,724	16,964	32,635	67,550
40 (age 65)	1,092	107,953	117,644	117,644	217,329	17,765	43,337	120,896

(1)	If premiums are paid more frequently than annually the payments would be $565.84 semiannually, $288.38 quarterly or $97.22 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	The increases in the death benefit in the 0% and 4% columns at the end of the 10th policy year result only from the increase in the Guaranteed Insurance Amount and are unrelated to the hypothetical annual investment returns. Similarly, a substantial portion of the increase in the death benefit in the 8% column results from the increase in the Guaranteed insurance Amount at the end of the 10th policy year.
(3)	Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4% AND 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE INSURANCE COMPANY OR THE SERIES FUND OR THE TRUSTS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

32

DLI-100L

MALE ISSUE AGE 40

$1,000 ANNUAL PREMIUM FOR STANDARD-SIMPLIFIED UNDERWRITING RISK(l)

GUARANTEED INSURANCE AMOUNT: $51,301

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(2) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 4%	0%	4%	8%	0%	4%	8%
1	$1,000	$1,040	$51,301	$51,301	$51,344	$290	$309	$328
2	1,000	2,122	51,301	51,301	51,448	971	1,037	1,105
3	1,000	3,246	51,301	51,301	51,613	1,632	1,774	1,923
4	1,000	4,416	51,301	51,301	51,838	2,275	2,520	2,784
5	1,000	5,633	51,301	51,301	52,122	2,897	3,273	3,689
6	1,000	6,898	51,301	51,301	52,464	9,499	4,034	4,640
7	1,000	8,214	51,301	51,301	52,864	4,081	4,801	5,639
8	1,000	9,583	51,301	51,301	53,321	4,640	5,572	6,687
9	1,000	11,006	51,301	51,301	53,835	5,177	6,347	7,784
10	1,000	12,486	51,301	51,301	54,404	5,692	7,125	8,934
15	1,000	20,825	51,301	51,301	58,073	7,902	11,004	15,502
20	1,000	30,969	51,301	51,301	63,098	9,495	14,764	23,574
25 (age 65)	1,000	43,312	51,301	51,301	69,484	10,447	18,218	33,262

(1)	If premiums are paid more frequently than annually the payments would be $518.00 semiannually, $264.00 quarterly or $89.00 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	Assumes no policy loan has been made.

DLI-200D

MALE ISSUE AGE 40

$1,811.13 ANNUAL PREMIUM FOR STANDARD-SIMPLIFIED UNDERWRITING RISK(l)

GUARANTEED INSURANCE AMOUNT: $51,301 IN POLICY

YEARS 1 TO 10

$102,602 THEREAFTER

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2)(3) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(3) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 4%	0%	4%	8%	0%	4%	8%
1	$1,811	$1,884	$51,301	$51,301	$51,398	$903	$947	$991
2	1,811	3,843	51,301	51,301	51,624	2,325	2,471	2,620
3	1,811	5,880	51,301	51,301	51,976	3,726	4,033	4,355
4	1,811	7,999	51,301	51,301	52,456	5,107	5,633	6,200
5	1,811	10,202	51,301	51,301	53,062	6,469	7,275	8,165
6	1,811	12,494	51,301	51,301	53,795	7,813	8,958	10,257
7	1,811	14,877	51,301	51,301	54,655	9,142	10,686	12,484
8	1,811	17,356	51,301	51,301	55,643	10,456	12,459	14,855
9	1,811	19,934	51,301	51,301	56,760	11,758	14,281	17,378
10	1,811	22,614	102,602	102,602	109,309	13,051	16,154	20,066
15	1,811	37,716	102,602	102,602	117,275	16,839	23,562	33,309
20	1,811	56,089	102,602	102,602	127,899	19,494	30,727	49,607
25 (age 65)	1,811	78,443	102,602	102,602	141,215	20,975	37,390	67,198

(1)	If premiums are paid more frequently than annually the payments would be $938.17 semiannually, $478.14 quarterly or $161.19 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	The increases in the death benefit in the 0% and 4% columns at the end of the 10th policy year result only from the increase in the Guaranteed Insurance Amount and are unrelated to the hypothetical annual investment returns. Similarly, a substantial portion of the increase in the death benefit in the 8% column results from the increase in the Guaranteed Insurance Amount at the end of the 10th policy year.
(3)	Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4% and 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE INSURANCE COMPANY OR THE SERIES FUND OR THE TRUSTS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

33

DLI-100L

MALE ISSUE AGE 40

$2,000 ANNUAL PREMIUM PREFERRED RISK DISCOUNT (1)

GUARANTEED INSURANCE AMOUNT: $116,675

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(2) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 5%	0%	6%	12%	0%	6%	12%
1	$2,000	$2,100	$116,675	$116,723	$116,982	$830	$905	$981
2	2,000	4,305	116,675	116,832	117,688	2,382	2,631	2,890
3	2,000	6,620	116,675	116,999	118,806	3,897	4,422	4,987
4	2,000	9,051	116,675	117,222	120,348	5,376	6,280	7,291
5	2,000	11,604	116,675	117,500	122,329	6,817	8,205	9,821
6	2,000	14,284	116,675	117,909	124,859	8,240	10,226	12,631
7	2,000	17,098	116,675	118,383	127,889	9,625	12,323	15,723
8	2,000	20,053	116,675	118,920	131,439	10,970	14,495	19,123
9	2,000	23,156	116,675	119,519	135,535	12,272	16,743	22,859
10	2,000	26,414	116,675	120,178	140,204	13,529	19,067	26,963
15	2,000	45,315	116,675	125,137	174,664	19,311	32,203	54,950
20	2,000	69,439	116,675	131,734	230,559	23,838	47,516	99,703
25 (age 65)	2,000	100,227	116,675	142,558	323,177	27,605	66,496	174,526

(1)	If premiums are paid more frequently than annually the payments would be $1,036.00 semiannually, $528.00 quarterly or $178.00 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	Assumes no policy loan has been made.

DLI-200D

MALE ISSUE AGE 40

$3,660.30 ANNUAL PREMIUM FOR PREFERRED RISK

DISCOUNT(1)

GUARANTEED INSURANCE AMOUNT: $116,675 IN POLICY

YEARS 1 TO 10

$233,350 THEREAFTER

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2)(3) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(3) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 5%	0%	6%	12%	0%	6%	12%
1	$3,660	$3,843	$116,675	$116,766	$117,313	$2,230	$2,390	$2,549
2	3,660	7,879	116,675	116,967	118,764	5,475	5,998	6,540
3	3,660	12,116	116,675	117,277	121,057	8,684	9,781	10,963
4	3,660	16,565	116,675	117,693	124,229	11,859	13,748	15,862
5	3,660	21,237	116,675	118,213	128,319	15,002	17,910	21,291
6	3,660	26,142	116,675	119,033	133,610	18,173	22,343	27,387
7	3,660	31,292	116,675	119,988	139,977	21,327	27,008	34,158
8	3,660	36,700	116,675	121,078	147,478	24,466	31,917	41,677
9	3,660	42,379	116,675	122,302	156,182	27,596	37,084	50,021
10	3,660	48,341	233,350	240,334	282,837	30,722	42,525	59,282
15	3,660	82,933	233,350	251,020	356,866	41,029	68,677	117,291
20	3,660	127,083	233,350	264,860	475,003	48,975	99,197	210,169
25 (age 65)	3,660	183,430	233,350	287,245	669,286	55,593	137,189	365,691

(1)	Corresponds to $1,896.03 semiannually, $966.32 quarterly, or $325.77 monthly. Benefits are not affected by more frequent premium payments.
(2)	The increase in death benefit at the end of the 10th year reflects the increase in the Guaranteed Insurance Amount under the variable life insurance policy.
(3)	After deduction of policy debt, if any.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE INSURANCE COMPANY OR THE SERIES FUND OR THE TRUSTS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

34

DLI-100L

MALE ISSUE AGE 55

$3,785.65 ANNUAL PREMIUM FOR NON-SMOKER DlSCOUNT(1)

GUARANTEED INSURANCE AMOUNT: $100,000

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(2) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 5%	0%	6%	12%	0%	6%	12%
1	$3,786	$3,975	$100,000	$100,111	$100,461	$1,417	$1,582	$1,748
2	3,786	8,149	100,000	100,320	101,359	3,755	4,240	4,746
3	3,786	12,531	100,000	100,625	102,708	6,012	6,973	8,016
4	3,786	17,132	100,000	101,023	104,527	8,185	9,781	11,583
5	3,786	21,964	100,000	101,512	106,836	10,271	12,661	15,473
6	3,786	27,037	100,000	102,090	109,655	12,266	15,613	19,714
7	3,786	32,364	100,000	102,735	113,011	14,170	18,635	24,338
8	3,786	37,957	100,000	103,505	116,929	15,980	21,725	29,378
9	3,786	43,830	100,000	104,338	121,439	17,693	24,882	34,871
10(age 65)	3,786	49,996	100,000	105,252	126,574	19,308	28,101	40,855
15	3,786	85,773	100,000	110,990	163,013	25,777	44,948	79,586
20(age 75)	3,786	131,435	100,000	118,545	222,076	29,667	62,815	138,203
30(age 85)	3,786	264,090	100,000	138,776	449,332	31,734	101,953	361,339

(1)	If premiums are paid more frequently than annually the payments would be $1,960.97 semiannually, $999.41 quarterly or $336.92 monthly. The death benefits and cash values would not be affected by the more frequent premium payments.
(2)	Assumes no policy loan has been made.

DLI-200D

MALE ISSUE AGE 55

$6,335.17 ANNUAL PREMIUM FOR NON-SMOKER DISCOUNT(1)

GUARANTEED INSURANCE AMOUNT: $100,000 IN POLICY YEARS 1-10

$200,000 THEREAFTER

End of Policy	Premium	Total Premiums Paid Plus Interest	DEATH BENEFIT(2)(3) Assuming Hypothetical Gross Annual Investment Return of			CASH VALUE(3) Assuming Hypothetical Gross Annual Investment Return of
Year	Due	at 5%	0%	6%	12%	0%	6%	12%
1	$6,335	$6,652	$100,000	$100,115	$100,730	$3,500	$3,791	$4,081
2	6,335	13,636	100,000	100,347	102,247	8,378	9,268	10,192
3	6,335	20,970	100,000	100,696	104,593	13,204	15,009	16,958
4	6,335	28,671	100,000	101,161	107,812	17,991	21,034	24,454
5	6,335	36,756	100,000	101,742	111,958	22,754	27,371	32,765
6	6,335	45,246	100,000	102,438	117,088	27,513	34,046	41,987
7	6,335	54,160	100,000	103,252	123,270	32,292	41,095	52,227
8	6,335	63,520	100,000	104,185	130,580	37,122	48,561	63,609
9	6,335	73,348	100,000	105,239	139,101	42,039	56,492	76,272
10(age 65)	6,335	83,667	200,000	206,417	248,932	47,087	64,947	90,375
15	6,335	143,539	200,000	217,585	324,315	56,049	96,271	167,334
20(age 75)	6,335	219,953	200,000	231,616	442,879	60,588	129,205	283,041
30(age 85)	6,335	441,947	200,000	271,068	899,096	61,141	202,996	727,544

(1)	Corresponds to $3,281.62 semiannually, $1,672.49 quarterly, or $563.83 monthly. Benefits are not affected by more frequent premium payments.
(2)	The increase in death benefit at the end of the 10th year reflects the Increase in the Guaranteed Insurance Amount under the variable life Insurance policy.
(3)	After deduction of policy debt, if any.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE INSURANCE COMPANY OR THE SERIES FUND OR THE TRUSTS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

35

APPENDIX B—OTHER POLICY PROVISIONS

Income Plans

The owner may choose one or more income plans during the insured’s lifetime. If, at the time of the insured’s death, no plan has been chosen for paying death benefit proceeds, the beneficiary may choose a plan within one year. For each plan the Insurance Company will issue a separate written agreement putting the plan into effect.

The Insurance Company’s approval is needed for any plan where:

•	the person named to receive payments is other than the owner or beneficiary; or

•	the person named is not a natural person, such as a corporation; or

•	any income payment would be less than $25.

Deposit Option. Left on deposit with the Insurance Company with interest payable at a rate of not less than 3% per year.

Installment Option, Fixed Period. Payable in installments for up to 30 years, including interest at 3% per year; any interest in excess of 3% is payable at the end of each installment year.

Installment Option, Fixed Amount. Payable in installments until proceeds applied under the option and interest on unpaid balance at not less than 3% per year are exhausted.

Life Income Option, Period Certain. Payable in monthly installments until later of death of a named person or end of period which may be either 10 or 20 years.

Joint Life Income. Payable in monthly installments as long as at least one of two named persons is living. While both are living, installments are at the full amount. When only one is alive, installments are at  2⁄3 of the full amount. Under this option, it is possible that only one payment will be made if both named persons die before the second monthly installment is paid or that only two payments will be made if both die before the third payment, and so forth.

Annuity Plan. Applied to purchase any single premium annuity the Insurance Company is offering on the effective date of the income plan, at a rate that is 3% less than new annuitants pay.

Optional Insurance Benefits

On payment of an additional premium and subject to certain age and insurance underwriting requirements, one or more of the following optional benefits may be included in a Policy. These benefits may not be available if the premium payment period for DLI-100L is less than to age 95.

Waiver of Premium. Provides for waiver of premiums during the total disability of the insured if the disability lasts for at least 4 months.

Accidental Death Benefit. Provides additional insurance if death results from accidental bodily injury.

Guarantee of Insurability, Provides that the insured can purchase additional insurance at certain future dates without evidence of insurability.

Payor Benefit. This benefit added to a Policy issued to a minor will provide that the premiums will be waived until the insured is age 25 in case the premium payor dies or during the total disability of the payor, if the disability lasts for at least 4 months.

Increasing Term Rider. Provides additional one year renewable term insurance for increasing amounts.

Other Term Insurance Benefits. Provides for various forms of term insurance.

These benefits are in addition to the 10 Year Renewable Term Rider described previously (see “ Premiums”, page 11).

Other Important Provisions

Owner. The owner of a Policy is the insured unless another owner has been named in the application. If someone else is named as owner, that person has the rights and options described in the Policy.

An owner other than the insured may name a contingent owner. The owner may want to do this in case he or she dies before the insured. Ownership of a Policy would then pass to the contingent owner. If there’s no contingent owner, ownership would pass to the owner’s estate.

Beneficiary. The beneficiary is the person to whom the Insurance Company pays the proceeds upon the insured’s death. The Insurance Company pays the proceeds to the primary beneficiary. If the primary beneficiary has died, the proceeds are paid to any contingent beneficiary. If there is no surviving beneficiary, the Insurance Company pays the proceeds to the insured’s estate.

Two or more persons may be named as primary beneficiaries or contingent beneficiaries. In that case the Insurance Company will assume the proceeds are to be paid in equal shares to the surviving beneficiaries. The owner can specify other than equal shares. The owner can reserve the right to change beneficiaries. If the owner doesn’t reserve this right, the owner and primary beneficiary must act together to exercise the rights and options under a Policy.

Incontestability. The Insurance Company relies on the statements made in the application. Legally, they are considered representations, not warranties. The Insurance Company can contest a Policy if any material statement in the application is false and a copy of that application is attached to a Policy.

The Insurance Company won’t contest a Policy after it has been in effect during the insured’s lifetime for two years from the date of issue.

Change of Insured. The owner may change a Policy for the same version of the policy on the life of a new insured, if no premiums are overdue and no premiums are being waived. The change will be subject to evidence of insurability and will not be available where the new insured is subject to a higher premium charge for extra mortality risk. The owner of the original Policy will be the owner of the new policy and the new policy will have a policy date that is the same as the original. Premium rates for the new policy will be those in effect on the policy date for that policy and for the new insured’s age and sex at that date and the underwriting class determined at the date of change. The face amount of the new policy will be the same as the original. Where a negative Variable Insurance Amount exists, however, the face amount will be reduced and the Variable Insurance Amount for the new policy at the anniversary date immediately prior to or coincident with the change date will be set to zero. The cash value of the new policy will equal the cash value of the original less a charge for administrative expenses incurred by the Insurance Company in making the change. No other adjustments or charges are made at the time of change.

36

Change to Attained Age Single Premium Variable Life Insurance Policy. Subject to the Insurance Company’s rules and the Insurance Company’s having obtained applicable regulatory approvals, if any, the owner may change this Policy to an Attained Age Single Premium Variable Life Insurance policy at the insured’s then current age and with a policy date equal to the date of change. The change will not be subject to evidence of insurability. The face amount resulting from such a change will be less than the death benefit under this Policy and will equal the face amount of insurance under a Single Premium Variable Life Insurance policy, purchased at the insured’s age at the date of change, having a single premium equal to the Policy’s net cash value less a 1.5% risk charge. The risk charge covers the establishment of a new Guaranteed Insurance Amount and the contingency that the insureds die at a time when that Guaranteed Insurance Amount exceeds the death benefit which would have been payable in the absence of such a guarantee. No other charges are imposed at the time of change.

Beneficiary Insurance Purchase. At the death of the insured, the beneficiary of record of a Policy, if the spouse of the insured, may, subject to the Insurance Company’s rules, use all or pan of the proceeds of the Policy to purchase a Single Premium Variable Life Insurance policy on the life of the beneficiary. To do so, the proceeds must have been otherwise payable to the beneficiary in a single sum. A satisfactory written request must be received by the Insurance Company within 90 days of the death of the insured and while the beneficiary is still living. Any part of the proceeds not used to buy the new policy will be paid to the beneficiary in a single sum.

The new policy will have an issue date and policy date as of the date the written request is received by the Insurance Company. The policy’s face amount will be based on the standard-medical premium rates being used by the Insurance Company as of the policy date for the sex and attained age at the nearest birthday of the beneficiary. The new policy will not have a formula adjustment. The face amount acceptable without evidence of insurability will be limited to the lesser of (i) $1,000,000 and (ii) the single premium applied plus $250,000. The premium for the new policy will be lower than the premium for a similar policy that the beneficiary could purchase from the Insurance Company without the benefit of this provision because no sales load will be charged.

Error in Age or Sex. If an age or sex as stated in the application is wrong, it could mean the premium amount is wrong. Therefore, amounts payable under a Policy or its riders will be what the premiums actually paid would have bought at the true age or sex.

Issue Age. The Insurance Company determines the issue age based on the insured’s age on the birth date nearest the Policy’s policy date.

Suicide. If the insured commits suicide within two years from the date of issue, the Insurance Company will pay only a limited benefit. The limited benefit will be the amount of premiums paid for a Policy, minus any policy debt.

Payments and Deferment. If premiums are not in default for more than three months, payment of the death benefit, net cash value or loan proceeds will be made within 7 days after receipt at the Service Center of all documents required for such payments.

However, the Insurance Company may defer the determination or payment of such amounts if the effective date for determining such amounts falls within any period during which:

•	The disposal or valuation of the Series Fund shares or the units of the Trusts held in the Separate Account is not reasonably practicable because the New York Stock Exchange is closed (other than customary weekend and holiday closings) or conditions are such that, under the SEC’s rules and regulations, trading is restricted or an emergency is deemed to exist; or

•	the SEC by order permits postponement of such actions for the protection of the Insurance Company policy-holders.

Under a policy being continued as reduced paid-up or extended term insurance, payment of the cash value or loan proceeds may be deferred by the Insurance Company for up to 6 months after receipt of a request therefor. Interest will be accrued at an annual rate of 3% if such deferment extends beyond 30 days.

In the case of the payment of death benefit proceeds, the Insurance Company will add interest from the date of death to the date of payment at an annual rate of at least 3%.

Telephone Requests. A telephone request for a policy loan or a reallocation received before 4 p.m. (EST) will be processed the same day. For any call received after 4 p.m. (EST) the request will be processed the following business day.

Assignment. The owner can assign a Policy as collateral security for a loan or other obligation. This does not change the ownership. But the owner’s rights and any beneficiary’s rights are subject to the terms of the assignment. To make or release an assignment, the Insurance Company must receive written notice at the Service Center. The Insurance Company is not responsible for the validity of any assignment.

Dividends. The Policies are classified as non-participating. This means that they do not provide for dividend payments. Unlike participating fixed life insurance where a significant portion of dividend payments is attributable to the insurer’s investment earnings, the investment return under the Policies is reflected in benefits.

The description in this prospectus of Policy provisions is qualified by reference to specimens of the Variable Life Insurance Policies which have been filed as exhibits to the Registration Statement.

37

PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

Provisions exist under the New York Code, the Articles of Incorporation of Transamerica and the Amended and Restated By-Laws of Transamerica whereby Transamerica may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

New York Business Corporation Law

Section 722. Authorization for indemnification of directors and officers

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, this testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

Amended and Restated Bylaws

ARTICLE II

DIRECTORS AND THEIR MEETINGS

SEC. 7. Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties. The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter of controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct. The amount to be paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Transamerica Financial Life pursuant to the foregoing provisions or otherwise, Transamerica Financial Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Transamerica Financial Life of expenses incurred or paid by a director, officer or controlling person of Transamerica Financial Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Transamerica Financial Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

2

REPRESENTATION PURSUANT TO SECTION 26(f)(2)(A)

Transamerica Financial Life Insurance Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

DIRECTORS AND OFFICERS OF TRANSAMERICA CAPITAL, INC.

Name	Principal Business Address	Position and Offices with Underwriter
Thomas A. Swank	(1)	Director

Michael W. Brandsma	(2)	Director, President and Chief Financial Officer

David W. Hopewell	(1)	Director

David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer

Blake S. Bostwich	(2)	Chief Marketing Officer and Chief Operations Officer

Courtney John	(2)	Chief Compliance Officer and Vice President

Amy Angle	(3)	Assistant Vice President

Elizabeth Belanger	(4)	Assistant Vice President

Dennis P. Gallagher	(5)	Assistant Vice President

Christy Rissin	(5)	Assistant Vice President

Brenda L. Smith	(5)	Assistant Vice President

Darin D. Smith	(1)	Assistant Vice President

Lisa Wachendorf	(1)	Assistant Vice President

Arthur D. Woods	(5)	Assistant Vice President

Jeffrey T. McGlaun	(3)	Assistant Treasurer

Carrie N. Posicki	(2)	Secretary

C. Michiel van Katwijk	(3)	Treasurer

Wesley J. Hodgson	(2)	Vice President

(1)	4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse Street, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

3

CONTENTS OF THE REGISTRATION STATEMENT

•	The facing sheet

•	The prospectus supplement consisting of 10 pages

•	Audited financial statements (statutory basis) as of December 31, 2013 and December 31, 2012, and for the years ended December 31, 2013, 2012 and 2011 for Transamerica Financial Insurance Company, and related auditor’s reports

•	Audited financial statements (U.S. GAAP basis) as of December 31, 2013, and for the years ended December 31, 2013 and December 31, 2012 for ML of New York Variable Life Separate Account, and related auditor’s reports

•	Unaudited interim financial statements as of March 31, 2014 for Transamerica Financial Insurance Company

•	Unaudited interim financial statements as of March 31, 2014 for ML of New York Variable Life Separate Account

•	Historical Documents

•	Supplements and Amendments to Registration Statement

•	Prospectus for MLNY Prime Plan I; MLNY Prime Plan II; MLNY Prime Plan III; MLNY Prime Plan IV dated January 2, 1991

•	Prospectus for MLNY Directed Life dated January 2, 1991

•	Part II

•	The signatures

•	The following exhibits:

Exhibit

1.A.	(1)	(a)	Resolution of Board of Directors establishing separate account.[11]

		(b)	Resolution of TFLIC Board of Directors authorizing plan of merger and attached Plan of Merger.[11]

		(c)	Resolution of TALICNY Board of Directors authorizing plan of merger.[11]

	(2)	None.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement between Transamerica Financial Life Insurance Company and Transamerica Capital, Inc.[9]

		(b)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and TALICNY.[5]

		(c)	Non-Affiliated Broker-Dealer Wholesaling Agreement between ML Life Insurance Company of New York, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Transamerica Capital, Inc.[3]

		(d)	Master Distribution Agreement between Merrill Lynch Insurance Group, Inc., Merrill Lynch & Co., Inc., and AEGON USA, Inc.[2]

	(4)	None.

4

Exhibit

(5)	(a)	Variable Life Insurance Policy.[11]

	(b)	Single Premium Version.[11]

	(c)	Annual Premium Level Death Benefit Version.[11]

	(d)	Single Premium Variable Life Insurance Policy.[11]

	(e)	Form of Change of Insured Privilege.[11]

	(f)	Policy Amendment Rider Loan Interest. [11]

	(g)	Single Premium Term Rider. [11]

	(h)	Policy Amendment Rider Adjustable Loan Interest Rate. [11]

	(i)	Increase in Guaranteed Insurance Amounts Rider.[11]

	(j)	Beneficiary Insurance Purchase Rider.[11]

	(k)	Policy Amendment Rider—Right to Examine This Policy.[11]

(6)	(a)	Charter of Transamerica Financial Life Insurance Company.[11]

	(b)	Bylaws of Transamerica Financial Life Insurance Company.[4]

(7)		None.

(8)	(a)	Participation Agreement between Merrill Lynch Series Fund, Inc., ML Life Insurance Company of New York, Merrill Lynch Life Insurance Company, Monarch Life Insurance Company, ML of New York Variable Life Separate Account, ML of New York Variable Life Separate Account II, Merrill Lynch Life Variable Life Separate Account II, Merrill Lynch Variable Life Separate Account and Variable Account A of Monarch Life Insurance Company.[1]

	(b)	Revised form of Agreement between the Insurance Company and Merrill Lynch Funds Distributor, Inc.[11]

	(c)	Agreement between ML Life Insurance Company of New York and Merrill Lynch, Pierce, Fenner & Smith Incorporated regarding the Merrill Lynch Fund of Stripped “Zero” U.S. Treasury Securities.[11]

	(d)	Assignment and Assumption Agreement between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Fixed Income Securities, L.P.[11]

	(e)	Participation Agreement dated 12/18/96 by and among AIM Variable Insurance Funds, Inc., and MLNY[6]

5

Exhibit

	(f)	Amendment No. 6 to Participation Agreement (AIM)[6]

	(g)	Amendment No. 7 to Participation Agreement (AIM)[6]

	(h)	Amendment No. 8 to Participation Agreement (AIM)[7]

	(i)	Amendment No. 9 to Participation Agreement (AIM)[6]

	(j)	Amendment No. 10 to Participation Agreement (AIM)[8]

	(k)	Amendment to AIM Agreements re: confidential information[11]

	(l)	Participation Agreement dated 12/18/96 by and among Alliance Capital Management, L.P., Alliance Fund Distributors, Inc. and MLNY[6]

	(m)	Amendment No. 8 to Participation Agreement (Alliance Capital Management)[6]

	(n)	Amendment No. 9 to Participation Agreement (Alliance Capital Management)[6]

	(o)	Amendment No. 10 to Participation Agreement (Alliance Capital Management)[6]

	(p)	Amendment to Agreements (Alliance Capital Management)[10]

	(q)	Amendment No. 12 to Participation Agreement (Alliance Capital Management)[8]

	(r)	Participation Agreement between Merrill Lynch Variable Series Funds, Inc. and MLNY[6]

	(s)	Amendment No. 5 to Participation Agreement (BlackRock Variable Series Funds, Inc.)[6]

	(t)	Amendment to Participation Agreement (BlackRock Variable Series Funds, Inc.)[6]

	(u)	Amendment No. 8 to Participation Agreement (BlackRock Variable Series Funds, Inc.)[8]

	(v)	Amendment to Agreements (BlackRock Confidential Information)[10]

	(w)	Participation Agreement between MFS Variable Insurance Trust, TALICNY and MFS Fund Distributors, Inc.[11]

	(x)	Fund/SERV and Networking Supplement (MFS)[11]

	(y)	Amendment of Agreements (MFS)[11]

(9)	None.

(10)	None.

(11)	(a)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures.[11]

6

Exhibit

2.	Opinion of counsel as to the legality of the securities being registered.[11]

3.	None.

4.	None.

5.	Auditors’ Consent.[11]

6.	Powers of Attorney.[11]

1.	Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Merrill Lynch Variable Life Separate Account, File No. 33-55472, Filed on April 27, 1994.
2.	Incorporated by reference to the current report on Form 8-K for ML Life Insurance Company of New York, File No. 33-34562 Filed on January 4, 2008.
3.	Incorporated by reference to the annual report on Form 10-K for ML Life Insurance Company of New York, File No. 333-48983 Filed on March 27, 2008.
4.	Incorporated by reference to the Initial Filing of the Registration Statement on Form N-4 of Separate Account VA QQ, File No. 333-173975, Filed on May 6, 2011.
5.	Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for ML of New York Variable Annuity Separate Account A, File No. 333-119611 Filed on April 24, 2013.
6.	Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement, File No. 333-69220, Filed on December 3, 2010.
7.	Incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement, File No. 33-43654, Filed on April 24, 2006.
8.	Incorporated by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement, File No. 333-119611, Filed on April 21, 2014.
9.	Incorporated by reference to Initial Filing to Form N-4 Registration Statement, File No. 333-187916, Filed on April 15, 2013
10.	Incorporated by reference to Post-Effective Amendment No. 36 to Form N-4 Registration Statement, File No. 33-43773, Filed on September 10, 2012.
11.	Filed herewith.

7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, ML of New York Variable Life Separate Account, has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg and in the State of Florida, on the 1st day of July 2014.

ML of New York Variable Life Separate Account

(Registrant)

By:             *

Peter G. Kunkel

Director, Chairman of the Board and President

Transamerica Financial Life Insurance Company

(Depositor)

By:             *

Peter G. Kunkel

Director, Chairman of the Board and President of

Transamerica Financial Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on July 1, 2014.

Signature	Title

*	Director
William Brown, Jr.

*	Director
Steven E. Frushtick

*	Director
Peter P. Post

*	Director, Chairman of the Board and President (Principal Executive Officer)
Peter G. Kunkel

8

*	Director, Senior Vice President, Assistant Secretary and Division General Counsel
Marc Cahn

*	Director and Vice President
Elizabeth Belanger

*	Director and Vice President
John T. Mallett

*	Controller
Eric J. Martin

*	Senior Vice President and Treasurer (Principal Financial Officer)
C. Michiel van Katwijk

/s/ Arthur D. Woods
* Signed by Arthur D. Woods
As Attorney-in-Fact pursuant to Powers of Attorney

9

EXHIBIT INDEX

1.A.(1)(a)	Resolution of the Board of Directors establishing separate account.

1.A.(1)(b)	Resolution of TFLIC Board of Directors authorizing plan of merger and attached Plan of Merger.

1.A.(1)(c)	Resolution of TALICNY Board of Directors authorizing plan of merger.

1.A.(5)(a)	Variable Life Insurance Policy.

1.A.(5)(b)	Single Premium Version.

1.A.(5)(c)	Annual Premium Level Death Benefit Version.

1.A.(5)(d)	Single Premium Variable Life Insurance Policy.

1.A.(5)(e)	Form of Change of Insured Privilege.

1.A.(5)(f)	Policy Amendment Rider Loan Interest.

1.A.(5)(g)	Single Premium Term Rider.

1.A.(5)(h)	Policy Amendment Rider Adjustable Loan Interest Rate.

1.A.(5)(i)	Increase in Guaranteed Insurance Amounts Rider.

1.A.(5)(j)	Beneficiary Insurance Purchase Rider.

1.A.(5)(k)	Policy Amendment Rider—Right to Examine This Policy.

1.A.(6)(a)	Charter of Transamerica Financial Life Insurance Company.

1.A.(8)(b)	Revised form of Agreement between the Insurance Company and Merrill Lynch Funds Distributor, Inc.

1.A.(8)(c)	Agreement between ML Life Insurance Company of New York and Merrill Lynch, Pierce, Fenner & Smith Incorporated regarding the Merrill Lynch Fund of Stripped “Zero” U.S. Treasury Securities.

1.A.(8)(d)	Assignment and Assumption Agreement between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Fixed Income Securities, L.P.

1.A.(8)(k)	Amendment to AIM Agreements re: confidential information

1.A.(8)(w)	Participation Agreement between MFS Variable Insurance Trust, TALICNY and MFS Fund Distributors, Inc.

1.A.(8)(x)	Fund/SERV and Networking Supplement (MFS)

1.A.(8)(y)	Amendment of Agreements (MFS)

1.A.(11)(a)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures.

2.	Opinion of counsel as to the legality of the securities being registered.

5.	Auditors’ Consent.

6.	Powers of Attorney.